Filed Pursuant to Rule 424(b)(4)
Registration No. 333-184763

PROSPECTUS

17,181,000 Common Units

Representing Limited Partner Interests

This is the initial public offering of the common units of Western Gas Equity Partners, LP. We are offering 17,181,000 common units. No public market currently exists for our common units. We have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol “WGP.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 21 of this prospectus. These risks include the following:

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Our only cash-generating assets are our partnership interests in Western Gas Partners, LP (“WES”), and our cash flow is therefore completely dependent upon the ability of WES to make cash distributions to its partners.

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WES’s general partner, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from WES, which may reduce cash distributions to you.

•	A reduction in WES’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

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Our unitholders do not elect our general partner or vote on our general partner’s directors. In addition, upon completion of this offering, Anadarko will own a sufficient number of our common units to allow it to prevent the removal of our general partner.

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WES’s general partner owes duties to WES’s unitholders that may conflict with our interests, including in connection with the terms of contractual agreements between us and WES; the determination of cash distributions to be made by WES; and the determination of whether WES should make acquisitions and on what terms. Additionally, our and WES’s partnership agreements contain modifications of state law fiduciary duty obligations which may limit an investor’s remedies.

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Because WES is substantially dependent on Anadarko as its primary customer and ultimate owner of its general partner, any development that materially and adversely affects Anadarko’s operations, financial condition or market reputation could have a material and adverse impact on WES and us.

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Because of the natural decline in production from existing wells, WES’s success depends on its ability to obtain new sources of natural gas, which is dependent on certain factors beyond its control. Any decrease in the volumes of natural gas that WES gathers, processes, treats and transports could adversely affect its business and operating results.

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Our taxation as a flow-through entity depends on our status as a partnership for U.S. federal income tax purposes. Likewise, WES’s taxation as a flow-through entity depends on its status as a partnership for U.S. federal income tax purposes. If the IRS were to treat WES or us as a corporation for federal income tax purposes, then our cash available for distribution to you could be substantially reduced.

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The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Prospectus Summary—Emerging Growth Company Status” and “Risk Factors.”

	Per Common Unit	Total
Price to the public	$22.00	$377,982,000
Underwriting discounts and commissions (1)	$1.10	$18,899,100
Proceeds to Western Gas Equity Partners, LP (before expenses)	$20.90	$359,082,900

(1)	Excludes a structuring fee of an aggregate of $1.0 million payable to Barclays Capital Inc. and Citigroup Global Markets Inc. Please read “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to an additional 2,577,150 common units on the same terms and conditions as set forth above if the underwriters sell more than 17,181,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Barclays, on behalf of the underwriters, expects to deliver the common units on or about December 12, 2012.

Barclays	Citigroup
Deutsche Bank Securities	Morgan Stanley

RBC Capital Markets	UBS Investment Bank	Goldman, Sachs & Co.	Wells Fargo Securities

Global Hunter Securities	Ladenburg Thalmann & Co. Inc.	Tudor, Pickering, Holt & Co.	BMO Capital Markets	Janney Montgomery Scott

Prospectus dated December 6, 2012

MIGC
Powder River
Bison
Hilight
Newcastle
Fort Union
Marcellus
Rendezvous
Granger
Red Desert
Natural Buttes
Platte Valley
Ft. Lupton
Lancaster
Helper
Chipeta
Wattenberg
Wattenberg Plant
Clawson
White Cliffs
Satanta
Hugoton
Front Range
Cushing
Texas Express
Sabine Valley
Haley
Bone Spring
Dew / Pinnacle
East Chalk
Ozona
Brasada
Maverick
Western Gas Partners, LP
Treating Facilities
Processing Facilities
Pipelines
Gathering Line
Anadarko Petroleum Corp.
Processing & Treating Plants
Gathering Systems
Pipelines
3rd Party Infrastructure
Major Pipelines

Western Gas Partners, LP

PROSPECTUS SUMMARY	1
Western Gas Equity Partners, LP	1
Western Gas Partners, LP	6
Risk Factors	11
Our Structure	13
Our Management	14
Our Principal Executive Offices	14
Emerging Growth Company Status	14
The Offering	17
Summary Historical and Pro Forma Financial and Operating Data	19

RISK FACTORS	21
Risks Inherent in an Investment in Us	21
Risks Related to Conflicts of Interest	30
Risks Inherent in WES’s Business	33
Tax Risks to Our Common Unitholders	47

USE OF PROCEEDS	52

CAPITALIZATION	53

DILUTION	54

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS	55
General	55
Our Initial Quarterly Distribution	56
Western Gas Equity Partners, LP Unaudited Pro Forma Available Cash for the Year Ended December 31, 2011 and the Twelve Months Ended September 30, 2012	59
Estimated Minimum Necessary WES Adjusted EBITDA to Enable Us to Pay the Aggregate Annualized Initial Quarterly Distribution for the Year Ending December 31, 2013	62

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS	69
General	69
General Partner Interest	69
Adjustments to Capital Accounts	69
Distributions of Cash Upon Liquidation	69
Our Sources of Distributable Cash	69

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA	71

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	74
Introduction	74
Overview of WES	78
How WES Evaluates Its Operations	79
Items Affecting the Comparability of Financial Results—Western Gas Equity Partners, LP	83
Items Affecting the Comparability of Financial Results—Western Gas Partners, LP	85
General Trends and Outlook	87
Results of Operations—Combined Overview	88
Operating Results	89
Liquidity and Capital Resources	99
Total Contractual Cash Obligations	107
Quantitative and Qualitative Disclosures About Market Risk	108
Critical Accounting Policies and Estimates	109

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Presentation of Assets, Operations and Financial Statements

Unless the context otherwise indicates, references in this prospectus to the assets and operations of Western Gas Partners, LP (together with its subsidiaries, “WES”) are to the assets owned by WES as of September 30, 2012. Because Anadarko Petroleum Corporation (together with its subsidiaries other than us, our general partner, WES’s general partner and WES, “Anadarko”) controls WES through its ownership of its general partner, each acquisition by WES of assets from Anadarko through September 30, 2012 was considered a transfer of net assets between entities under common control. As such, the assets WES acquired from Anadarko were initially recorded at Anadarko’s historic carrying value, which does not correlate to the total acquisition price paid by WES. Further, after an acquisition of assets from Anadarko, WES may be required to recast its financial statements to include the activities of such assets as of the date of common control. The consolidated financial statements included in this prospectus for periods prior to WES’s acquisition of assets under common control have been prepared from Anadarko’s historical cost-basis accounts and may not necessarily be indicative of the actual results of operations that would have occurred if WES had owned the assets during the periods reported. References in this prospectus to the historical and pro forma financial statements of Western Gas Equity Partners, LP are to the consolidated historical and condensed consolidated pro forma financial statements, respectively, included elsewhere in this prospectus.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus, including the historical and pro forma financial statements and the notes to those financial statements, for a more complete understanding of this offering of common units. You should read “Risk Factors” for more information regarding risks you should consider before investing in our common units. Unless the context otherwise indicates, the information included in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Throughout this prospectus, when we use the terms “WGP,” “we,” “us,” “our” and “Western Gas Equity Partners, LP,” we are referring to Western Gas Equity Partners, LP in its individual capacity or to Western Gas Equity Partners, LP and its consolidated subsidiaries collectively, as the context requires. As used in this prospectus, (i) “our general partner” refers to Western Gas Equity Holdings, LLC, the general partner of Western Gas Equity Partners, LP; (ii) “WES” refers to Western Gas Partners, LP in its individual capacity or to Western Gas Partners, LP and its subsidiaries collectively, as the context requires; (iii) “WES GP” refers to Western Gas Holdings, LLC, our wholly owned subsidiary and the general partner of Western Gas Partners, LP; (iv) “Anadarko” refers to Anadarko Petroleum Corporation and its subsidiaries and affiliates, other than us, our general partner, WES GP, WES, and its subsidiaries as of the closing date of this offering; and (v) “Anadarko Petroleum Corporation” refers to Anadarko Petroleum Corporation excluding its subsidiaries and affiliates. We include a glossary of some of the terms used in this prospectus as Appendix B.

Western Gas Equity Partners, LP

We are a Delaware limited partnership formed to own three types of partnership interests in Western Gas Partners, LP, a publicly traded limited partnership (NYSE: WES). WES is a growth-oriented Delaware master limited partnership organized by Anadarko Petroleum Corporation (NYSE: APC) to own, operate, acquire and develop midstream energy assets. Our only cash-generating assets consist of our partnership interests in WES, which upon the completion of this offering will consist of the following:

•	2,112,512 WES general partner units, representing a 2.0% general partner interest in WES;

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all of the incentive distribution rights in WES, which entitle us to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and

•	48,148,701 WES common units, representing a 45.6% limited partner interest in WES.

We were formed in September 2012 upon the conversion of our predecessor, WGR Holdings, LLC, into a Delaware limited partnership. As of September 30, 2012, we owned 40,573,239 WES common units and, indirectly through our 100% membership interest in WES GP, 1,957,845 WES general partner units and all of the incentive distribution rights.

Based on WES’s anticipated fourth quarter cash distribution and our expected ownership of WES following this offering, we expect our initial quarterly cash distribution to be $0.165 per common unit, or $0.660 per common unit on an annualized basis. Our primary objective is to increase distributions to our unitholders over time through growth in the distributions payable with respect to our partnership interests in WES. To achieve this objective, we intend to actively monitor and support WES in the successful execution of its business strategy. In the future, we may facilitate WES’s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.

WES is required by its partnership agreement to distribute, and it has historically distributed within 45 days of the end of each quarter, all of its cash on hand at the end of each quarter, less reserves established by its general partner to provide for the proper conduct of its business or to provide funds for future distributions. Like WES, we are structured as a limited partnership and will distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner.

Our cash flows will consist of the cash distributions we receive with respect to the WES partnership interests we own. While we, like WES, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of WES. Most notably, (i) our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and (ii) our capital structure does not include incentive distribution rights. Therefore, our distributions will be allocated exclusively to our common units.

Our ownership of WES’s incentive distribution rights entitles us to receive the following percentages of cash distributed by WES at the following target cash distribution levels:

•	13.0% of all incremental cash distributed in a quarter after $0.345 has been distributed in respect of each common unit and general partner unit of WES for that quarter;

•	23.0% of all incremental cash distributed in a quarter after $0.375 has been distributed in respect of each common unit and general partner unit of WES for that quarter; and

•	the maximum sharing level of 48.0% of all incremental cash distributed in a quarter after $0.450 has been distributed in respect of each common unit and general partner unit of WES for that quarter.

The cash distributions we receive from WES are tied to (i) WES’s per unit distribution level and (ii) the number of WES common units outstanding. An increase in either factor (assuming the other factor remains constant or increases) will generally result in an increase in the amount of cash distributions we receive from WES. Since its initial public offering, WES has engaged in transactions that have resulted in significant increases in both its per unit distribution level and outstanding equity capitalization, and we expect WES to engage in similar transactions in the future. WES has increased its quarterly cash distribution from $0.30 per common unit, or $1.20 on an annualized basis, for the quarter ended June 30, 2008, to $0.50 per common unit, or $2.00 on an annualized basis, for the quarter ended September 30, 2012. During the same period, WES issued a total of 42.9 million common units.

Our discussion of WES Adjusted EBITDA for the year ending December 31, 2013, included elsewhere in this prospectus, assumes a WES quarterly distribution of $0.52 per unit, because based on WES’s fourth quarter operating results to date, the management of WES GP has informed us that it plans to recommend that the WES GP board of directors approve an increase in WES’s distribution with respect to the fourth quarter of 2012 to $0.52 per WES common unit. This distribution increase for the fourth quarter of 2012 has not been submitted to, or approved by, the board of directors of WES GP and is therefore subject to change.

Based on WES’s ownership structure after giving effect to our acquisition of WES common units and general partner units in connection with the closing of this offering as described under “Use of Proceeds,” WES’s anticipated fourth quarter 2012 distribution of $0.52 per common unit will result in a quarterly distribution to us of $36.1 million, or approximately $144.6 million on an annualized basis, consisting of (i) $25.0 million from distributions on our WES common units, (ii) $1.3 million from distributions on our WES general partner units and (iii) $9.8 million from distributions on the incentive distribution rights. We are currently receiving distributions at the highest level on the incentive distribution rights and therefore will receive 48.0% of the cash that WES distributes in excess of $0.450 per common unit, if any. As a result, the cash distributions we receive from WES with respect to the incentive distribution rights will increase more rapidly than those with respect to our WES common and general partner units.

The following two graphs illustrate (i) the historical growth in WES’s distributions on its common units and the corresponding historical growth in quarterly distributions to WES GP, including pursuant to the 2.0% general partner interest and the incentive distribution rights, and (ii) the historical growth in WES’s distributions on a per unit annualized basis, each beginning with WES’s quarterly distribution paid with respect to the second quarter of 2008 and continuing through the anticipated distribution with respect to the fourth quarter of 2012. As described above, the increases in WES’s aggregate cash distributions over time have resulted from increases in WES’s per unit quarterly distribution and equity capitalization over time.

Quarterly Cash Distributions by WES

(1)	Represents the prorated distribution for the period beginning with the closing of WES’s initial public offering on May 14, 2008 and ending on June 30, 2008.
(2)	Represents the distribution that WES management expects to recommend to the WES GP board of directors with respect to the fourth quarter of 2012 and gives effect to the purchase of WES common units and general partner units with the net proceeds of this offering.
(3)	Includes distributions on subordinated units prior to their conversion to common units in August 2011.

Annualized Cash Distributions Per Common Unit by WES

(1)	Compound annual growth rate.
(2)	Represents the distribution that WES management expects to recommend to the WES GP board of directors with respect to the fourth quarter of 2012.

The below graph illustrates the impact on us of WES raising or lowering its quarterly cash distribution from WES’s anticipated distribution with respect to the fourth quarter of 2012 of $0.52 per unit, or $2.08 on an annualized basis, based on our ownership of partnership interests in WES as of the closing of this offering and assuming that WES’s outstanding partnership interests remain constant. This information is presented for illustrative purposes only and is not intended to be a prediction of future performance.

Hypothetical Annualized WES Distributions to Us (1)

(1)	Assumes WES GP does not exercise its right to limit or modify incentive distributions. Please read “Risk Factors—Risks Inherent in an Investment in Us—WES GP, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from WES, which may reduce cash distributions to you.”
(2)	Represents the distribution that WES management expects to recommend to the WES GP board of directors with respect to the fourth quarter of 2012.

The impact on us of changes in WES’s per unit cash distribution levels will vary depending on several factors, including the number of WES’s outstanding common units on the record date for cash distributions and the impact of the incentive distribution rights structure. In addition, the level of cash distributions we receive may be affected by risks associated with the underlying business of WES. Please read “Risk Factors.”

We expect to make an initial quarterly cash distribution of $0.165 per common unit, or $0.660 on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including reimbursements to our general partner. If WES is successful in implementing its business strategy and increasing distributions to its partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increase in our distributions will not necessarily correlate to any increase in WES’s distributions. However, we cannot assure you that any distributions will be declared or paid. The common units offered hereby are not entitled to arrearages in distributions. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Western Gas Partners, LP

Western Gas Partners, LP (NYSE: WES) is a growth-oriented Delaware master limited partnership formed by Anadarko to own, operate, acquire and develop midstream energy assets. WES’s assets are located in East, West and South Texas, the Rocky Mountains (Colorado, Utah and Wyoming) and the Mid-Continent (Kansas and Oklahoma), and WES is engaged in the business of gathering, processing, compressing, treating and transporting natural gas, condensate, natural gas liquids (“NGLs”) and crude oil for Anadarko, as well as third-party producers and customers. Approximately two-thirds of WES’s services are provided under long-term contracts with fee-based rates with the remainder provided under percent-of-proceeds and keep-whole contracts. A substantial majority of the commodity price risk associated with the percent-of-proceeds and keep-whole contracts is hedged under commodity price swap agreements with Anadarko. WES’s only commodity price risk that is not hedged is associated with the non-fee-based agreements that were acquired with the purchase of the Platte Valley system, which represented less than 5% of WES’s gross margin for the twelve months ended September 30, 2012. A substantial part of WES’s business is conducted under long-term contracts with Anadarko that typically have a minimum term of ten years from the date of execution. None of WES’s material gathering and processing contracts with Anadarko expires before December 30, 2017, and, as of September 30, 2012, the volume weighted-average remaining life of all of such contracts with Anadarko was 7.7 years. WES currently has over 700 third-party gathering and processing contracts with over 200 customers, with no third-party customer representing more than 10% of WES’s revenues. The largest third-party customer, which represents approximately 6% of WES’s revenues, has entered into a “life of lease” contract with WES, meaning that the contract remains in effect until the customer ceases production from the leases that are dedicated under this contract.

As of September 30, 2012, WES’s assets consisted of thirteen gathering systems, seven natural gas treating facilities, ten natural gas processing facilities, two NGL pipelines, one interstate natural gas pipeline that is regulated by the Federal Energy Regulatory Commission (“FERC”), one intrastate natural gas pipeline and interests in two natural gas gathering systems and a crude oil pipeline. For a detailed description of WES’s assets, please read “Business—Our and WES’s Assets.”

The following table provides information regarding WES’s assets by geographic region, other than natural gas processing facilities currently under construction in South Texas and Colorado, as of and for the nine months ended September 30, 2012:

Area	Asset Type	Miles of Pipeline	Approximate Number of Receipt Points	Gas Compression (horsepower)	Processing or Treating Capacity (MMcf/d)	Average Gathering, Processing and Transportation Throughput (MMcf/d)
Rocky Mountains (1)	Gathering, Processing and Treating	7,232	4,983	352,912	2,480	2,215
	Transportation	982	34	26,828	—	83
Mid-Continent	Gathering	2,012	1,501	92,097	—	81
East Texas	Gathering and Treating	590	845	37,820	502	244
West Texas	Gathering	120	90	—	—	52

Total		10,936	7,453	509,657	2,982	2,675

(1)	Throughput includes 100% of Chipeta system volumes; 50% of Newcastle gathering system volumes; 22% of Rendezvous volumes; and 14.81% of Fort Union volumes. For the nine months ended September 30, 2012, throughput excludes 25 MBbls/d of average NGL pipeline volumes from the Chipeta assets and 6 MBbls/d of oil pipeline volumes representing WES’s 10% share of average White Cliffs volumes.

We believe that one of WES’s principal strengths is its relationship with Anadarko. Anadarko is among the largest independent oil and gas exploration and production companies in the world. Anadarko’s upstream oil and gas business explores for and produces natural gas, crude oil, condensate and NGLs. We believe Anadarko, through its indirect economic interest in WES and in us following this offering, will continue to be motivated to promote and support the successful execution of WES’s business plan and to pursue projects that help to enhance the value of WES’s business.

Approximately 75% and 76% of WES’s total natural gas gathering, transportation and treating throughput (excluding equity investment throughput) during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, was comprised of natural gas production owned or controlled by Anadarko. Approximately 64% and 59% of WES’s total processing throughput (excluding equity investment throughput) during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, was attributable to natural gas production owned or controlled by Anadarko. In addition, with respect to WES’s Wattenberg, Dew/Pinnacle, Haley, Helper, Clawson and Hugoton gathering systems, Anadarko has dedicated to WES pursuant to the terms of its applicable gathering agreements all of the natural gas production it owns or controls from (i) wells that are currently connected to such gathering systems, and (ii) additional wells that are drilled within one mile of wells connected to such gathering systems as those systems currently exist and as they are expanded to connect additional wells in the future. As a result, this dedication will continue to expand as long as additional wells are connected to these gathering systems. In executing its growth strategy, which includes acquiring and constructing additional midstream assets, WES utilizes the significant experience of Anadarko’s management team.

Although we believe WES’s relationship with Anadarko provides it with a significant advantage in the midstream natural gas sector, it is also a source of potential conflicts. For example, Anadarko is not restricted from competing with WES. Given Anadarko’s significant indirect economic interest in WES and in us, we believe it will be in Anadarko’s best interest for it to transfer additional assets to WES over time. However, Anadarko continually evaluates acquisitions and divestitures and may elect to acquire, construct or dispose of midstream assets in the future without offering WES the opportunity to acquire, construct or participate in the ownership of those assets. Anadarko is under no contractual obligation to offer any such opportunities to WES, nor is WES obligated to participate in any such opportunities. We cannot state with any certainty which, if any, opportunities to acquire additional assets from Anadarko may be made available to WES or if WES will elect, or will have the ability, to pursue any such opportunities.

WES’s Primary Growth Drivers

We believe WES’s continued growth will be primarily driven by future acquisitions, negotiated equity interests and organic growth projects.

Acquisitions. As reflected in the chart below, since 2008, WES has completed nine acquisitions for total consideration of approximately $2.2 billion, including over $300 million in third-party acquisitions. WES has consistently maintained investment grade leverage metrics, maintaining debt-to-Adjusted EBITDA levels of less than 4:1, while funding acquisitions through (i) two debt financings resulting in over $1.0 billion of total proceeds; (ii) six equity financings resulting in approximately $1.0 billion of total proceeds; and (iii) the issuance of approximately 8.3 million common units and 170,000 general partner units to Anadarko.

	Acquisition Date	Percentage Acquired	Acquisition Price ($MM) (1)
Powder River	12/19/2008	100%	$210.0
Chipeta	07/22/2009	51%	107.0
Granger	01/29/2010	100%	254.4
Wattenberg	08/02/2010	100%	498.0
White Cliffs (2)	09/28/2010	10%	38.0
Platte Valley (2)	02/28/2011	100%	301.9
Bison	07/08/2011	100%	130.0
MGR	01/13/2012	100%	483.0
Chipeta	08/01/2012	24%	135.0

(1)	Acquisition price includes the cash consideration for the acquisition together with, when applicable, the value of units (based on a trailing average closing price of the common units as of the acquisition date) issued to Anadarko as consideration and reflects the impact of post-closing purchase price adjustments.
(2)	Third-party acquisition. The White Cliffs transaction involved the purchase by WES from Anadarko of an equity interest in White Cliffs Pipeline, L.L.C. (“White Cliffs”) and a related option to purchase an additional interest in White Cliffs from a third party for $20 million. Concurrently with that transaction, WES exercised its option to purchase the additional interest in White Cliffs from the third party for $18 million.

We expect that WES’s future growth will be driven in large part by additional acquisitions of midstream assets from Anadarko over time. Anadarko’s total domestic midstream asset portfolio (excluding assets which WES fully consolidates into its results) had aggregate average throughput of approximately 2.5 Bcf/d for the nine months ended September 30, 2012 and as of that date consisted of 17 gathering systems, approximately 4,300 miles of pipeline and eight processing and/or treating facilities. Anadarko also continues to make significant investments in midstream assets that may present potential acquisition opportunities for WES, with over $1.0 billion invested in 2011 (including approximately $576 million of acquisitions) and over $500 million (excluding acquisitions and equity investments) projected to be invested in 2012.

Negotiated equity interests. Due to its significant resource position in many developing basins, Anadarko has also been able to further increase its midstream asset base by acquiring equity interests in third-party projects in exchange for long-term volume commitments. These investments could provide incremental acquisition opportunities for WES if pursued by Anadarko or represent additional investment opportunities for WES if Anadarko chooses to offer WES the opportunity to pursue them directly.

Organic growth projects. WES has successfully completed both large and small organic growth projects associated with its existing assets and expects to continue to do so in the future. As of September 30, 2012, these projects had involved growth capital expenditures of approximately $327 million since 2008, and WES has budgeted over $400 million for organic growth projects in 2012.

WES currently has a number of significant projects scheduled for completion in 2012, 2013 and 2014 that are supported by long-term, fee-based throughput commitments from Anadarko. These projects include:

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Chipeta Train III in the Uinta Basin: WES recently completed the construction of a new cryogenic processing train at its Chipeta facility which has a designed capacity of approximately 300 MMcf/d and was placed into service in October 2012. In connection with the construction of Chipeta Train III, Anadarko has agreed to a fee-based contract with a ten-year throughput commitment of not less than 500 MMcf/d to the Chipeta facility, which will begin on the first day of the month following Chipeta Train III’s in-service date.

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Brasada plant in the Maverick Basin: WES is currently constructing a new cryogenic facility which will process production from the Eagleford shale. The new plant has a designed capacity of approximately 200 MMcf/d and is expected to begin service in the second quarter of 2013. Anadarko has agreed to a fee-based contract with a ten-year throughput guarantee, which will begin on the plant’s in-service date and will increase to 180 MMcf/d (or 90% of the plant’s capacity) on January 1, 2014, and will include associated demand charges. Based on WES’s commercial contracts with Anadarko, WES’s management expects that the project’s cost will represent a multiple of 6.5x the Brasada plant’s anticipated 2014 EBITDA.

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Lancaster plant in the DJ Basin: WES is currently constructing a new cryogenic facility which will process production from the Niobrara and Codell formations in the Wattenberg field. The new plant has a designed capacity of approximately 300 MMcf/d and is expected to begin service in the first quarter of 2014. Anadarko has agreed to a fee-based contract with a ten-year throughput guarantee of 270 MMcf/d (or 90% of the plant’s capacity) and associated demand charges, which will begin on the plant’s in-service date. Based on WES’s commercial contracts with Anadarko, WES’s management expects that the project’s cost will represent a multiple of 6.5x the Lancaster plant’s anticipated annual EBITDA.

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Red Desert expansion in the Greater Green River Basin. In conjunction with upstream development in the Greater Green River Basin, WES is constructing approximately 30 miles of 16-inch pipeline to gather up to an additional 40,000 Mcf/d of expected gas production in the area. The pipeline will deliver gas to WES’s Patrick Draw plant, where existing compression and cryogenic capacity will be used for processing and delivery into downstream pipelines. The project is expected to be completed in early 2013 and is supported by volume commitments from a third-party producer with an active drilling program in the basin.

We believe that WES is well positioned to continue the successful execution of its growth strategy, and that its current inventory of growth projects, coupled with its historical record of strategic and accretive acquisitions, should result in continued growth in the cash distributions paid by WES to its partners, including us.

WES’s Strategy

WES’s primary business objective is to continue to increase its cash distributions per unit over time. To accomplish this objective, WES intends to execute the following strategy:

•	Pursuing accretive acquisitions. WES expects to continue to pursue accretive acquisition opportunities of midstream energy assets from Anadarko and third parties.

•

Capitalizing on organic growth opportunities. As demonstrated by the organic growth projects described above, WES expects to grow certain of its systems organically over time by meeting Anadarko’s and other customers’ midstream service needs that result from their drilling activity in WES’s areas of operation. Additionally, WES continually evaluates economically attractive organic expansion opportunities in existing or new areas of operation that allow it to leverage its existing infrastructure, operating expertise and customer relationships by constructing and expanding systems to meet new or increased demand for its services.

•

Attracting third-party volumes to its systems. WES expects to continue to actively market its midstream services to, and pursue strategic relationships with, third-party producers with the intention of attracting additional volumes and/or expansion opportunities.

•

Managing commodity price exposure. WES intends to continue limiting its direct exposure to commodity price changes and promote cash flow stability by pursuing a contract structure designed to mitigate exposure to commodity price uncertainty through the use of fee-based contracts and fixed-price hedges.

•

Maintaining investment grade ratings. WES intends to operate at appropriate leverage and distribution coverage levels in order to maintain its investment grade status. By maintaining investment grade status, in part through maintaining leverage ratios appropriate for investment-grade partnerships, we believe that WES will have increased flexibility in its growth strategy and will be able to pursue strategic acquisitions and large growth projects at a lower capital cost, which could enhance their accretion.

For a discussion of the possible risks that could adversely affect WES’s strategy, please read “—Risk Factors” beginning on page 11 and “Risk Factors” beginning on page 21.

WES’s Competitive Strengths

We believe that WES is well positioned to successfully execute its strategy and achieve its primary business objective because of the following competitive strengths:

•

Affiliation with Anadarko. As a result of its significant retained interest in us, and therefore in WES, we believe that Anadarko is motivated to promote and support the successful execution of WES’s business plan and to use its relationships throughout the energy industry, including with producers in the United States, to help pursue projects that help to enhance the value of WES’s business.

•

Relatively stable and predictable cash flows. We believe that WES’s cash flows are largely protected from fluctuations caused by commodity price volatility due to (i) the approximately two-thirds of its services that are provided pursuant to long-term, fee-based agreements and (ii) the commodity price swap agreements that limit its exposure to commodity price changes with respect to its percent-of-proceeds and keep-whole contracts. For the twelve months ended September 30, 2012, approximately 97% of WES’s gross margin was derived from either long-term, fee-based contracts or percent-of-proceeds or keep-whole agreements that were hedged with commodity price swap agreements.

•

Financial flexibility to pursue expansion and acquisition opportunities. We believe that WES’s operating cash flows, borrowing capacity, and access to debt and equity capital markets provide it with financial flexibility to competitively pursue acquisition and expansion opportunities and to execute its strategy across capital market cycles. WES currently has investment grade ratings from two of the three major rating agencies and, as of September 30, 2012, WES had approximately $800 million of available borrowing capacity under its revolving credit facility (the “WES RCF”) to fund acquisitions, expansions and working capital.

•

Substantial presence in liquids-rich basins. WES’s asset portfolio includes gathering and processing systems, such as its Wattenberg, Platte Valley, Chipeta, Granger and Red Desert assets, which are in areas where the hydrocarbon production contains oil and condensate, as well as a significant amount of NGLs, for which pricing has historically been correlated to crude oil as opposed to natural gas. Due to the relatively high current price of crude oil as compared to natural gas, production in these areas offers WES’s customers higher margins and superior economics compared to basins in which the gas is predominantly dry. This pricing environment offers expansion opportunities for certain of WES’s systems as producers attempt to increase their wet gas and crude oil production.

•

Well-positioned, well-maintained and efficient assets. We believe that WES’s asset portfolio across geographically diverse areas of operation provides WES with opportunities to expand and attract additional volumes to its systems from multiple productive basins. Moreover, WES’s systems include an integrated package of high-quality, well-maintained assets for which WES has implemented modern processing, treating, measuring and operating technologies.

•

Consistent track record of accretive acquisitions. Since WES’s initial public offering in 2008, WES’s management team has successfully executed seven related-party and two third-party acquisitions of midstream energy assets totaling approximately $2.2 billion, which have contributed to a 16% compound annual growth rate in WES’s per unit distributions since the second quarter of 2009. WES’s management team has demonstrated its ability to identify, evaluate, negotiate, consummate and integrate strategic acquisitions and expansion projects, and it intends to use its experience and reputation to continue to grow WES through accretive acquisitions, focusing on opportunities to improve throughput volumes and cash flows.

For a discussion of the possible risks that could adversely affect WES’s competitive position, please read “—Risk Factors” below and “Risk Factors” beginning on page 21.

Recent Developments

WES Third Quarter Distribution

On November 13, 2012, WES paid a cash distribution of $0.50 per unit for the quarter ended September 30, 2012 to unitholders of record at the close of business on October 31, 2012. This distribution represents a 4% increase over the distribution of $0.48 per common unit paid for the quarter ended June 30, 2012, and a 19% increase over the distribution of $0.42 per common unit paid for the quarter ended September 30, 2011.

Risk Factors

An investment in our common units involves risks associated with our and WES’s business, regulatory and legal matters, limited partnership structure and the tax characteristics of our and WES’s common units. You should carefully consider the risks described in “Risk Factors” beginning on page 21 of this prospectus and the other information in this prospectus before deciding whether to invest in our common units.

Risks Inherent in an Investment in Us

•	Our only cash-generating assets are our ownership interests in WES, and our cash flow is therefore completely dependent upon the ability of WES to make cash distributions to its partners.

•	WES GP, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from WES, which may reduce cash distributions to you.

•	In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.

•	Our rate of growth may be reduced to the extent we purchase additional WES common units, which will reduce the percentage of our cash flow that we receive from the incentive distribution rights.

•	Our ability to meet our financial needs may be adversely affected by our cash distribution policy and our lack of operational assets.

•	A reduction in WES’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

•

If distributions on our common units are not paid with respect to any fiscal quarter, including our expected initial quarterly distribution, our unitholders will generally not be entitled to receive such payments in the future.

•	Our and WES’s cash distribution policies limit our respective abilities to grow.

•	The terms of any debt that we may incur may limit the distributions that we can pay to our unitholders.

•

Our unitholders do not elect our general partner or vote on our general partner’s directors. In addition, upon completion of this offering, Anadarko will own a sufficient number of our common units to allow it to prevent the removal of our general partner.

•	You will experience immediate and substantial dilution of $13.12 per common unit in the net tangible book value of your common units.

Risks Related to Conflicts of Interest

•	WES GP owes duties to WES’s unitholders that may conflict with our interests.

•

Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner has limited its state law fiduciary duties to us and our unitholders, which may permit it to favor its own interests to the detriment of us and our unitholders.

•	The duties of our general partner’s officers and directors may conflict with their duties as officers and directors of WES GP.

•	Anadarko may compete with us or WES, which could adversely affect our or WES’s ability to grow and our or WES’s results of operations and cash available for distribution.

•	Our partnership agreement replaces our general partner’s fiduciary duties to our unitholders.

Risks Inherent in WES’s Business

•

WES is dependent on Anadarko for a substantial majority of the natural gas that it gathers, treats, processes and transports. A material reduction in Anadarko’s production that is gathered, treated, processed or transported by WES would result in a material decline in WES’s revenues and cash available for distribution.

•

Because WES is substantially dependent on Anadarko as its primary customer and the ultimate owner of its general partner, any development that materially and adversely affects Anadarko’s operations, financial condition or market reputation could have a material and adverse impact on WES and us. Material adverse changes at Anadarko could restrict WES’s or our access to capital, make it more expensive to access the capital markets or increase the costs of WES’s or our borrowings.

•

Because of the natural decline in production from existing wells, WES’s success depends on its ability to obtain new sources of natural gas, which is dependent on certain factors beyond WES’s control. Any decrease in the volumes of natural gas that WES gathers, processes, treats and transports could adversely affect its business and operating results.

•	Lower natural gas, NGL or oil prices could adversely affect WES’s business.

•

WES’s strategies to reduce its exposure to changes in commodity prices may fail to protect WES and could negatively impact its financial condition, thereby reducing its cash flows and ability to make distributions to partners, including us.

•

If Anadarko were to limit transfers of midstream assets to WES or if WES were to be unable to make acquisitions on economically acceptable terms from Anadarko or third parties, WES’s future growth would be limited. In addition, any acquisitions WES makes may reduce, rather than increase, its cash generated from operations on a per-unit basis.

Tax Risks to Our Common Unitholders

•

Our taxation as a flow-through entity depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. Likewise, WES’s taxation as a flow-through entity depends on its status as a partnership for U.S. federal income tax purposes, as well as WES’s not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat WES or us as a corporation for federal income tax purposes or either WES or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Our Structure

The chart on page 16 depicts our organization and ownership structure after giving effect to this offering and the related transactions. Upon the consummation of this offering:

•	our general partner, Western Gas Equity Holdings, LLC, which is a wholly owned subsidiary of Anadarko, will own a non-economic general partner interest in us;

•	our public unitholders will own 17,181,000 common units, representing a 8.0% limited partner interest in us;

•	Anadarko will own 197,351,671 common units, representing a 92.0% limited partner interest in us;

•	we will own 48,148,701 WES common units, representing a 45.6% limited partner interest in WES;

•

we will own a 100% membership interest in WES GP, which serves as WES’s general partner and will own 2,112,512 WES general partner units, representing a 2.0% general partner interest in WES, and all of the incentive distribution rights in WES; and

•	we expect that our $30.0 million working capital facility with Anadarko as the lender that we entered into on November 1, 2012 will be undrawn at such time.

An exercise of the underwriters’ over-allotment option would increase the proceeds of the offering and therefore the number of common and general partner units we purchase from WES, and as a result, the number of WGP common units issued to Anadarko in connection with this offering. Specifically, we would increase the number of WGP common units issued to Anadarko in an amount equal to the increase in the annualized WES distributions expected to be received on the additional WES units and the corresponding increase in incentive distributions, each based on the anticipated WES distribution for the fourth quarter of 2012, less the annualized distributions payable by us on the additional WGP common units, divided by our annualized initial quarterly distribution. For example, an exercise in full of the underwriters’ over-allotment option would result in incremental net proceeds to us of $53.9 million, which would allow us to purchase 1,147,504 and 23,418 additional common and general partner units in WES, respectively, and provide $2.9 million in additional expected annual cash distributions to us. Based on this increase, we would issue 1,785,694 additional WGP common units to Anadarko, and therefore our per unit available cash would not change.

Our Management

Western Gas Equity Holdings, LLC, our general partner, will manage our operations and activities, including, among other things, establishing the quarterly cash distribution levels for our common units and the reserves that it believes are prudent to maintain for the proper conduct of our business. Other than the administrative services fee described under “Certain Relationships and Related Party Transactions – Agreements Entered into or to be Entered Into in Connection with this Offering – Omnibus Agreement,” our general partner will not receive any management fee or other compensation in connection with its management of our business but will be reimbursed for all direct and indirect expenses incurred on our behalf.

We control and manage WES through our ownership of its general partner, WES GP. The officers of our general partner are also officers of WES GP, and our officers, as well as the employees that operate WES, are Anadarko employees. Five of our directors are affiliated with Anadarko and are also directors of WES GP. Our remaining three directors will be independent directors as defined by the New York Stock Exchange (the “NYSE”). At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE, a second independent director will be appointed within 90 days of the completion of this offering and the third independent director will be appointed within one year of the completion of this offering. Anadarko is the sole member of our general partner and will have the right to appoint our entire board of directors. Furthermore, because we are the sole member of WES GP, Anadarko indirectly has the right to appoint the entire board of directors of WES GP. The board of directors of WES GP is responsible for overseeing WES GP’s role as the general partner of WES. Please read “Management.”

Our Principal Executive Offices

Our principal executive offices are located at 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046, and our telephone number is (832) 636-6000. Our website will be located at www.westerngas.com. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the Securities and Exchange Commission (the “SEC”) determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	obtain shareholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

•	the date on which we have at least $700 million in market value of our common units held by non-affiliates;

•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Western Gas Equity Partners, LP

Ownership and Organizational Chart After This Offering

(1)	WES’s joint venture interests consist of a 75% interest in Chipeta Processing LLC (“Chipeta”), a 22% interest in Rendezvous Gas Services, L.L.C. (“Rendezvous”), a 14.81% interest in Fort Union Gas Gathering, L.L.C. (“Fort Union”) and a 10% interest in White Cliffs.

The Offering

Common units offered to the public	17,181,000 common units, or 19,758,150 common units if the underwriters exercise their over-allotment option in full.

Common units outstanding after this offering	214,532,671 common units, or 218,895,515 common units (including an additional 1,785,694 common units that would be issued to Anadarko, as described above under “—Our Structure”) if the underwriters exercise their over-allotment option in full.

Use of proceeds	We expect to receive net proceeds of approximately $355.6 million from the sale of our common units, after deducting underwriting discounts, the structuring fee and offering expenses. We will use the net proceeds from this offering as follows:

•	to purchase from WES 7,575,462 common units representing limited partner interests in WES for approximately $348.5 million; and

•

to make a capital contribution to WES on behalf of WES GP of approximately $7.1 million in exchange for 154,601 WES general partner units in order to maintain WES GP’s 2.0% general partner interest in WES.

We will use any net proceeds from the exercise of the underwriters’ over-allotment option to purchase from WES additional common units and a corresponding number of general partner units. Please read “Prospectus Summary—Our Structure” for a discussion of the impact on our equity capitalization of an exercise of the underwriters’ over-allotment option.

WES will use the proceeds from the issuance and sale to us of WES units for general partnership purposes.

Cash distributions	We expect to make an initial quarterly cash distribution of $0.165 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We will pay our unitholders a prorated distribution for the first quarter that we are a publicly traded partnership. This distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Therefore, we will pay you a prorated distribution based on the number of days in the period from the closing date of this offering to and including December 31, 2012. We expect to pay this cash distribution on or about February 25, 2013. However, we can provide no assurance that we will declare or pay distributions. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Issuance of additional securities	We can issue an unlimited number of additional limited partner interests and other equity securities without the consent of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement of Western Gas Equity Partners, LP—Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or continuing basis. Our general partner may not be removed except by a vote of the holders of at least 80% of the outstanding common units voting together as a single class, including any limited partner units owned by our general partner and its affiliates, including Anadarko. Upon consummation of this offering, Anadarko will own an aggregate of 92.0% of our common units. This will give Anadarko the ability to prevent the involuntary removal of our general partner. Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 95% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price that is not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2014, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $0.660 per common unit, we estimate that your average allocable federal taxable income per year will be no more than $0.198 per unit. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” and “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

Material tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Exchange listing	We have been approved to list our common units, subject to official notice of issuance, on the NYSE under the symbol “WGP.”

Summary Historical and Pro Forma

Financial and Operating Data

The following table shows our summary historical and pro forma financial and operating data, in each case for the periods and as of the dates indicated. The summary historical consolidated statements of income and cash flow data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 are derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2009 is derived from our unaudited historical consolidated financial statements not included in this prospectus. The summary historical consolidated statements of income and cash flow data for the nine months ended September 30, 2011 and 2012 and the balance sheet data as of September 30, 2012 are derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus. Our financial statements consolidate WES and its general partner, WES GP, which is our wholly owned subsidiary. This financial information is an integral part of, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this prospectus, “Selected Historical and Pro Forma Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have no separate operating activities apart from those conducted by WES, and our cash flows consist of distributions from WES on the partnership interests we own. Accordingly, the summary historical consolidated financial data set forth in the following table primarily reflect the operating activities and results of operations of WES. Since we own and control WES GP, we reflect our ownership interest in WES on a consolidated basis, which means that our financial results are combined with those of WES and WES GP.

The unaudited pro forma financial data below has been prepared as if certain transactions to be effected at the closing of this offering had taken place on September 30, 2012, in the case of the pro forma balance sheet, and on January 1, 2011, in the case of the pro forma statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012. These transactions include:

•

the receipt of net proceeds of $355.6 million, after deducting underwriting discounts, the structuring fee and offering expenses, from the issuance and sale of 17,181,000 common units at an initial offering price of $22.00 per common unit;

•

the use of the net proceeds from this offering to purchase 7,575,462 WES common units and to make a capital contribution to WES on behalf of WES GP in exchange for 154,601 WES general partner units in order to maintain WES GP’s 2.0% general partner interest in WES, as described in “Use of Proceeds”; and

•	WES’s use of the funds received from us for general partnership purposes.

For a description of all of the assumptions used in preparing the unaudited summary pro forma financial data, you should read the notes to our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The pro forma financial data should not be considered as indicative of the historical results we would have had or the future results that we will have after this offering.

	Historical					Pro Forma
						Year Ended December 31, 2011	Nine Months Ended September 30, 2012
	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(unaudited)			(unaudited)		(unaudited)
	(in thousands, except per unit and operating data)
Statement of Income Data:
Total revenues	$619,764	$663,274	$823,265	$608,068	$636,603	$823,265	$636,603
Costs and expenses (1)	392,808	394,276	502,168	366,556	400,991	502,168	400,991
Depreciation, amortization and impairments	90,692	91,010	111,904	78,413	81,270	111,904	81,270

Total operating expenses	483,500	485,286	614,072	444,969	482,261	614,072	482,261

Operating income	136,264	177,988	209,193	163,099	154,342	209,193	154,342
Interest income (expense), net	10,762	1,449	(1,785)	(2,746)	(17,443)	(1,785)	(17,443)
Other income (expense), net	1,628	(538)	(44)	(895)	(287)	(44)	(287)
Income tax expense (2)	39,667	51,464	45,664	36,000	29,902	19,018	699

Net income	108,987	127,435	161,700	123,458	106,710	188,346	135,913
Net income attributable to WES public unitholders and other noncontrolling interests (3)	36,772	63,495	86,057	64,016	71,258	86,057	71,258

Net income attributable to Western Gas Equity Partners, LP	$72,215	$63,940	$75,643	$59,442	$35,452	$102,289	$64,655
Pro forma net income per WGP common unit							$0.30

Balance Sheet Data (at period end):
Net, property, plant and equipment	$1,714,006	$1,753,762	$2,052,224		$2,342,923		$2,342,923
Total assets	2,246,321	2,263,094	2,837,626		2,953,944		3,309,527
Total long-term liabilities	785,952	1,021,737	1,258,450		1,537,447		1,081,544
Total equity and partners’ capital	1,408,882	1,182,658	1,466,954		1,141,610		2,045,379

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$186,422	$221,331	$273,222	$201,484	$197,089
Investing activities	(223,128)	(885,507)	(472,951)	(405,241)	(864,263)
Financing activities	70,616	621,266	399,214	428,140	488,109
Capital expenditures	121,295	138,000	142,946	78,573	258,916

Operating Data (volumes in MMcf/d):
Gathering, treating and transportation throughput (4)	1,229	1,181	1,321	1,327	1,255
Processing throughput (5)	808	815	962	940	1,182
Equity investment throughput (6)	225	228	198	191	236

Total throughput	2,262	2,224	2,481	2,458	2,673
Throughput attributable to noncontrolling interests	180	197	242	237	254

Throughput attributable to Western Gas Equity Partners, LP	2,082	2,027	2,239	2,221	2,419

(1)	Pro forma costs and expenses do not give effect to estimated annual incremental general and administrative expenses of approximately $3.0 million that we expect we will incur as a result of being a publicly traded partnership.
(2)	Prior to our conversion in September 2012 to a limited partnership, we were a single-member limited liability company, required to reflect our income tax expense and liability on a separate-return basis. Upon the completion of this offering, and similar to WES, we will be treated as a partnership for U.S. federal and state income tax purposes and therefore will not be subject to U.S. federal and state income taxes, except for the Texas margin tax.
(3)	Represents the publicly held common units of WES and WES’s noncontrolling interests in Chipeta that were held by Anadarko and a third-party member. Effective August 1, 2012, WES acquired Anadarko’s remaining interest in Chipeta, accounted for on a prospective basis.
(4)	Excludes average NGL pipeline volumes from the Chipeta assets of 11 MBbls/d, 14 MBbls/d, 24 MBbls/d, 23 MBbls/d, and 25 MBbls/d for the years ended December 31, 2009, 2010, 2011 and the nine months ended September 30, 2011 and 2012, respectively.
(5)	Consists of 100% of Chipeta, Granger, Hilight and Red Desert complex volumes and 50% of Newcastle system volumes for all periods presented, as well as throughput beginning March 2011 attributable to the Platte Valley system.
(6)	Represents WES’s 14.81% share of Fort Union and 22% share of Rendezvous gross volumes, and excludes WES’s 10% share of average White Cliffs pipeline volumes consisting of 3 MBbls/d, 4 MBbls/d, 3 MBbls/d and 6 MBbls/d for the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2011 and 2012, respectively. WES’s 10% share of White Cliffs volumes for 2009 was not material.

RISK FACTORS

Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. We urge you to carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, we might not be able to pay the initial quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment in us.

Risks Inherent in an Investment in Us

Our only cash-generating assets are our ownership interests in WES, and our cash flow is therefore completely dependent upon the ability of WES to make cash distributions to its partners.

The amount of cash that WES can distribute each quarter to its partners, including us, principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

•	the prices of, level of production of, and demand for natural gas;

•	the volume of natural gas that WES gathers, compresses, processes, treats and transports;

•	the volumes and prices of NGLs and condensate that WES retains and sells;

•	demand charges and volumetric fees associated with WES’s transportation services;

•	the level of competition from other midstream energy companies;

•	regulatory action affecting the supply of or demand for natural gas, the rates WES can charge, how it contracts for services, its existing contracts, its operating costs or its operating flexibility;

•	prevailing economic conditions; and

•	our continued success in the guidance, supervision and support of the execution of WES’s business strategy.

In addition, the actual amount of cash WES will have available for distribution will depend on other factors, some of which are beyond its control, including:

•	the level of capital expenditures it makes;

•	the level of its operating and maintenance and general and administrative costs;

•	its debt service requirements and other liabilities;

•	fluctuations in its working capital needs;

•	its ability to borrow funds and access capital markets;

•	its treatment as a flow-through entity for U.S. federal income tax purposes;

•	restrictions contained in debt agreements to which it is a party; and

•	the amount of cash reserves established by WES GP.

Because of these factors, WES may not have sufficient available cash each quarter to pay quarterly distributions at its most recently paid amount of $0.50 per unit, its anticipated distribution amount of $0.52 per unit or any other amount. In particular, the anticipated $0.52 per unit distribution for the fourth quarter of 2012 has not been submitted to, or approved by, the board of directors of WES GP, and as such remains subject to change. The amount of cash that WES has available for distribution depends primarily upon its cash flow, including cash flow from operations and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, WES may be able to make cash distributions when it records losses for financial accounting purposes and may not be able to make cash distributions during periods when it records net income for financial accounting purposes. Please read “—Risks Inherent in WES’s Business” for a discussion of risks affecting WES’s ability to generate cash flow.

WES GP, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from WES, which may reduce cash distributions to you.

We own WES GP, which owns the incentive distribution rights in WES that entitle us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by WES as certain target distribution levels in excess of $0.345 per WES unit are reached in any quarter. A growing portion of the cash flow we receive from WES is expected to be provided by these incentive distribution rights.

WES, like other publicly traded partnerships, will generally only undertake an acquisition or expansion capital projects if, after giving effect to related costs and expenses, the transaction would be expected to be accretive, meaning it would increase cash distributions per unit in future periods. Because WES GP currently participates in the incentive distribution rights at all levels, including the highest sharing level of 48.0%, it is more difficult for an acquisition or capital project to show accretion for the common unitholders of WES than if the incentive distribution rights received less incremental cash flow. As a result, WES GP may determine, in certain cases, to propose a reduction in the incentive distribution rights to facilitate a particular acquisition or expansion capital project. Such a reduction may relate to all of the cash flow on the incentive distribution rights or only to the expected cash flow from the transaction and may be either temporary or permanent in nature.

Our partnership agreement authorizes our general partner to approve any waiver, reduction, limitation or modification of or to WES’s incentive distribution rights without the consent of our unitholders. In determining whether or not to approve any such waiver or modification, our general partner’s board of directors or its special committee may consider whatever information it believes appropriate in making such determination. Our general partner’s board of directors or its special committee must also believe that any such modification is in the best interest of our partnership. Any determination with respect to such modification could include consideration of one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. Although we expect a reasonable basis will exist for those assumptions, the assumptions will generally involve current estimates of future conditions, which are difficult to predict. Realization of many of the assumptions will be beyond our general partner’s control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period.

If distributions on the incentive distribution rights were reduced for the benefit of the WES common units, the total amount of cash distributions we would receive from WES, and therefore the amount of cash distributions we could pay to our unitholders, would be reduced.

In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.

Because our only source of operating cash flow consists of cash distributions from WES, the amount of distributions we are able to make to our unitholders may fluctuate based on the level of distributions WES makes to its partners, including us. We cannot assure you that WES will continue to make quarterly distributions at its most recently paid level of $0.50 per unit, its anticipated level of $0.52 per unit or any other level, or increase its quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if WES were to increase or decrease distributions to us, the timing and amount of such changes in distributions, if any, would not necessarily be comparable to the timing and amount of any changes in distributions made by WES to us. Various factors such as reserves established by the board of directors of our general partner may affect the distributions we make to our unitholders. In addition, prior to making any distributions to our unitholders, we will reimburse our general partner and its affiliates for all direct and indirect expenses incurred by them on our behalf. Our general partner will determine the amount of these reimbursed expenses. The reimbursement of these expenses could adversely affect the amount of distributions we make to our unitholders. We cannot guarantee that in the future we will be able to pay distributions or that any distributions WES does pay to us will allow us to pay distributions at or above our estimated initial quarterly distribution of $0.165 per common unit. The actual amount of cash that is available for distribution to our unitholders will depend on numerous factors, many of which are beyond our control or the control of our general partner.

Our rate of growth may be reduced to the extent we purchase additional WES common units, which will reduce the percentage of our cash flow that we receive from the incentive distribution rights.

Our business strategy includes supporting the growth of WES through the use of our capital resources, including by purchasing WES common units or lending funds to WES to finance acquisitions or internal growth projects. To the extent we purchase common units, or securities not entitled to a current distribution from WES, the rate of our distribution growth may be reduced, at least in the short term, because a smaller percentage of our cash distributions will come from our ownership of the WES incentive distribution rights, the distributions on which increase at a faster rate than those of the other securities we hold. Our purchase of WES common units with the net proceeds of this offering will reduce the percentage of the cash flow we anticipate receiving from WES that is attributable to our ownership of incentive distribution rights from 29.0% with respect to the fourth quarter of 2012 (assuming a $0.52 per unit distribution) to 27.1% upon the completion of the offering (or 26.9% assuming the underwriters exercise their over-allotment option in full). If the aggregate size of this offering were to increase, we would use the incremental net proceeds to purchase additional WES common units and general partner units in the manner described under “Prospectus Summary—Our Structure.”

Our ability to meet our financial needs may be adversely affected by our cash distribution policy and our lack of operational assets.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash quarterly. Our only cash-generating assets are partnership interests in WES, and we currently have no independent operations separate from those of WES. Moreover, as discussed below, a reduction in WES’s distributions will disproportionately affect the amount of cash distributions we receive. Given that our cash distribution policy is to distribute available cash and not retain it and that our only cash-generating assets are partnership interests in WES, we may not have enough cash to meet our needs if any of the following events occur:

•	an increase in our operating expenses;

•	an increase in our general and administrative expenses;

•	an increase in our working capital requirements; or

•	an increase in the cash needs of WES or its subsidiaries that reduces WES’s distributions.

A reduction in WES’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

Our indirect ownership of all the incentive distribution rights in WES entitles us to receive specified percentages of total cash distributions made by WES with respect to any particular quarter only in the event that WES distributes more than $0.345 per unit for such quarter. As a result, the holders of WES’s common units have a priority over us to cash distributions by WES up to and including $0.345 per unit for any quarter.

Because we are currently participating at the 48.0% level on the incentive distribution rights, future growth in distributions paid by WES will not result in an increase in our share of incremental cash distributed by WES. Furthermore, a decrease in the amount of distributions by WES to less than $0.450 per unit per quarter would reduce our percentage of the incremental cash distributions above $0.375 per common unit per quarter from 48.0% to 23.0%, and a decrease in the amount of distributions by WES to levels below the other established target distribution levels would similarly reduce our percentage of the incremental cash distributions from WES. As a result, any reduction in quarterly cash distributions from WES would have the effect of disproportionately reducing the amount of all distributions that we receive from WES based on our indirect ownership of the incentive distribution rights in WES as compared to cash distributions we receive from WES with respect to our indirect 2.0% general partner interest in WES and our WES common units.

If distributions on our common units are not paid with respect to any fiscal quarter, including our expected initial quarterly distribution, our unitholders will generally not be entitled to receive such payments in the future.

Our distributions to our unitholders will generally not be cumulative. Consequently, if distributions on our common units are not paid with respect to any fiscal quarter, including our expected initial quarterly distribution, our unitholders will generally not be entitled to receive such payments in the future.

Our and WES’s cash distribution policies limit our respective abilities to grow.

Because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. In fact, our growth will initially be completely dependent upon WES’s ability to increase its quarterly distribution per unit because currently our only cash-generating assets are partnership interests in WES. If we issue additional units or incur debt, including under our working capital facility, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

In addition, consistent with the terms of its partnership agreement, WES distributes to its partners all of its available cash each quarter. To the extent WES does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. Further, to the extent WES issues additional units in connection with any acquisitions or expansion capital projects, the payment of distributions on those additional units may increase the risk that WES will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash that we have to distribute to our unitholders. The incurrence of additional debt to finance its growth strategy would result in increased interest expense to WES, which in turn may reduce the available cash that we have to distribute to our unitholders.

The debt that we incur may limit the distributions that we can pay to our unitholders.

Our payment of principal and interest on any future indebtedness, including under our working capital facility, will reduce our cash available for distribution to our unitholders. We anticipate that any additional credit facility we enter into in the future would limit our ability to pay distributions to our unitholders during an event of default or if an event of default would result from the distributions.

In addition, any future indebtedness may adversely affect our ability to obtain additional financing for future operations or capital needs, limit our ability to pursue other business opportunities, or make our results of operations more susceptible to adverse economic or operating conditions.

Our unitholders do not elect our general partner or vote on our general partner’s directors. In addition, upon completion of this offering, Anadarko will own a sufficient number of our common units to allow it to prevent the removal of our general partner.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders do not have the ability to elect our general partner or the members of our general partner’s board of directors and will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis in the future. The members of our general partner’s board of directors, including the independent directors, are chosen by Anadarko, the sole member of our general partner. Furthermore, if our public unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed except upon the vote of the holders of at least 80% of the outstanding common units. Because Anadarko will own more than 20% of our outstanding common units after this offering, our public unitholders will be unable to remove our general partner without Anadarko’s consent. Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Withdrawal or Removal of the General Partner.”

As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price. Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Meetings; Voting.”

You will experience immediate and substantial dilution of $13.12 per common unit in the net tangible book value of your common units.

The initial public offering price of our common units is substantially higher than the pro forma net tangible book value per common unit of the common units to be outstanding immediately after the offering. If you purchase common units in this offering you will incur immediate and substantial dilution in the pro forma net tangible book value per common unit from the price you pay for the common units. Please read “Dilution.”

Our general partner may cause us to issue additional common units or other equity securities without your approval, which would dilute your ownership interests.

Our general partner may cause us to issue an unlimited number of additional common units or other equity securities, including securities that rank senior to the common units, without unitholder approval. The issuance of additional common units or other equity securities will have the following effects:

•	your proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each common unit may decrease;

•	the relative voting strength of each previously outstanding common unit may be diminished;

•	the ratio of taxable income to distributions may increase; and

•	the market price of the common units may decline.

Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Issuance of Additional Securities.”

The general partner interest in us or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, Anadarko, the owner of our general partner, may transfer its ownership interest in our general partner to a third party, also without unitholder consent. Our new general partner or the new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner and to control the decisions taken by the board of directors and officers.

If WES’s unitholders remove WES GP, we would lose our general partner interest and incentive distribution rights in WES and the ability to manage WES.

We currently manage WES through WES GP, our wholly owned subsidiary. WES’s partnership agreement, however, gives unitholders of WES the right to remove the general partner of WES upon the affirmative vote of holders of 66 2/3% of WES’s outstanding units. If WES GP were to be removed as general partner of WES, it would receive cash or WES common units in exchange for its 2.0% general partner interest and the incentive distribution rights and would lose its ability to manage WES. While the WES common units or cash WES GP would receive are intended under the terms of WES’s partnership agreement to fully compensate it in the event such an exchange is required, the value of these WES common units or of the investments WES GP makes with the cash over time may not be equivalent to the value of the general partner interest and the incentive distribution rights had it retained them. Furthermore, the conversion of the incentive distribution rights into WES common units would disproportionately impact the amount of cash distributions to which we are entitled with respect to increases in WES distributions. Please read “The Partnership Agreement of Western Gas Partners, LP—Withdrawal or Removal of the General Partner.”

In addition, if WES GP is removed as general partner of WES, we would face an increased risk of being deemed an investment company under the Investment Company Act of 1940 (the “Investment Company Act”).

Our ability to sell our partnership interests in WES may be limited by securities law restrictions and liquidity constraints.

Upon completion of this offering and the application of the use of proceeds therefrom, we will own 48,148,701 common units of WES, all of which will be unregistered and restricted securities, within the meaning of Rule 144 under the Securities Act of 1933. Unless we exercise our registration rights with respect to these common units, we will be limited to selling into the market in any three-month period an amount of WES common units that does not exceed the greater of 1.0% of the total number of WES common units outstanding or the average weekly reported trading volume of the WES common units for the four calendar weeks prior to the sale. In addition, we face contractual limitations under WES’s partnership agreement on our ability to sell WES general partner units and the incentive distribution rights and the market for such interests is illiquid.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court were to determine that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted participation in the “control” of our business. Additionally, the limitations on the liability of holders of limited partner interests for the liabilities of a limited partnership have not been clearly established in many jurisdictions.

Furthermore, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

If in the future we cease to manage and control WES, we may be deemed to be an investment company under the Investment Company Act.

If we cease to manage and control WES and are deemed to be an investment company under the Investment Company Act, we will either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contractual rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage, require us to add additional directors who are independent of us and our affiliates, and adversely affect the price of our common units. In addition, if we were required to register under the Investment Company Act, we would be taxed as a corporation for U.S. federal income tax purposes.

Our partnership agreement restricts the rights of unitholders owning 20% or more of our units.

Our unitholders’ voting rights are restricted by a provision in our partnership agreement which provides that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on any matter. In addition, our partnership agreement contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of our management. As a result, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

WES may issue additional limited partner interests or other equity securities, which may increase the risk that WES will not have sufficient available cash to maintain or increase its cash distribution level.

WES has wide latitude to issue additional limited partner interests on the terms and conditions established by its general partner. We receive cash distributions from WES on the general partner interests, incentive distribution rights and limited partner interests that we hold. Because we expect a growing portion of the cash we receive from WES to be attributable to our ownership of the incentive distribution rights, payment of distributions on additional WES limited partner interests may increase the risk that WES will be unable to maintain or increase its quarterly cash distribution per unit, which in turn may reduce the amount of incentive distributions we receive and the available cash that we have to distribute to our unitholders.

If WES GP is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of WES, its value and, therefore, the value of our common units could decline.

WES GP, as the general partner of WES, may make expenditures on behalf of WES for which it will seek reimbursement from WES. Under Delaware partnership law, WES GP, in its capacity as the general partner of WES, has unlimited liability for the obligations of WES, such as its debts and environmental liabilities, except for those contractual obligations of WES that are expressly made without recourse to the general partner. WES GP has expressly made certain WES indebtedness recourse to it. To the extent WES GP incurs obligations on behalf of WES, it is entitled to be reimbursed or indemnified by WES. If WES is unable or unwilling to reimburse or indemnify WES GP, WES GP may not be able to satisfy those liabilities or obligations, which would reduce its cash flows to us.

The amount of cash distributions that we will be able to distribute to our unitholders will be reduced by the incremental costs associated with our being a publicly traded partnership, other general and administrative expenses and any reserves that our general partner believes it is prudent to maintain for the proper conduct of our business and for future distributions.

Before we can pay distributions to our unitholders, we will first pay our expenses, including the costs of being a publicly traded partnership, which we expect to be approximately $3.0 million per year, and other operating expenses, and may establish reserves for debt service requirements, if any, for future distributions during periods of limited cash flows or for other purposes. In addition, we may reserve funds to allow our wholly owned subsidiary, WES GP, to make capital contributions to WES in order to maintain WES GP’s 2.0% general partner interest in WES when WES issues additional common units.

The price of our common units may be volatile, and a trading market that will provide you with adequate liquidity may not develop.

Prior to this offering there has been no public market for our common units. An active market for our common units may not develop or may not be sustained after this offering. The initial public offering price of our common units will be determined by negotiations between us and the underwriters, based on several factors that we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price for our common units after this initial public offering. The market price of our common units could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may be unable to resell your common units at or above the initial public offering price. The following factors could affect our common unit price:

•	WES’s operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as EBITDA, distributable cash flow per unit, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation by the press or investment community;

•	sales of our common units by our unitholders;

•	announcements by WES or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, securities offerings or capital commitments;

•	general market conditions; and

•	domestic and international economic, legal and regulatory factors related to WES’s performance.

The equity markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common units. In addition, potential investors may be deterred from investing in our common units for various reasons, including the very limited number of publicly traded entities whose assets consist almost exclusively of partnership interests in a publicly traded partnership. The lack of liquidity may also contribute to significant fluctuations in the market price of our common units and limit the number of investors who are able to buy our common units.

Our common units and WES’s common units may not trade in relation or proportion to one another.

Our common units and WES’s common units may not trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and WES’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

•	WES’s cash distributions to its common unitholders have a priority over distributions on its incentive distribution rights;

•	we participate in the distributions on WES GP’s general partner interest and incentive distribution rights in WES while WES’s common unitholders do not; and

•	we may pursue business opportunities separate and apart from WES or any of its affiliates.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by Anadarko or other large holders.

After this offering, we will have 214,532,671 common units outstanding, or 218,895,515 common units if the underwriters exercise their over-allotment option. All of the 197,351,671 common units that are issued to Anadarko, representing 92.0% of our outstanding common units (assuming no exercise by the underwriters of their over-allotment option), will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters.

Each of the lock-up agreements with the underwriters may be waived in the discretion of Barclays Capital Inc. and Citigroup Global Markets Inc. Sales by Anadarko or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, under our partnership agreement, our general partner and its affiliates, including Anadarko, have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.”

Increases in interest rates may cause the market price of our common units, or WES’s common units, to decline.

Interest rates may increase in the future, whether because of inflation, increased yields on U.S. Treasury obligations or otherwise. As is true with other master limited partnerships (the common units of which are often viewed by investors as yield-oriented securities), the price of our and WES’s common units are impacted by our and WES’s levels of cash distributions and implied distribution yields. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units or WES’s common units, and a rising interest rate environment could have an adverse impact on our unit price, WES’s unit price, and our and WES’s ability to make cash distributions at intended levels.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Act of 2002, (2) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (4) provide certain disclosure regarding executive compensation required of larger public companies or (5) hold unitholder advisory votes on executive compensation.

If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes- Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded partnership, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff. Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act of 2002 for our fiscal year ended December 31, 2012, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our annual report for the fiscal year ending December 31, 2017. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a publicly traded partnership. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results will be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We have been approved to list our common units, subject to official notice of issuance, on the NYSE under the symbol “WGP.” Because we will be a publicly traded partnership, the NYSE does not require our general partner to have a majority of independent directors on its board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements.

Risks Related to Conflicts of Interest

Conflicts of interest exist and may arise in the future among us, WES and our respective general partners and affiliates, including Anadarko, the owner of our general partner. For a further discussion of conflicts of interest that may arise, please read “Conflicts of Interest and Fiduciary Duties.”

WES GP owes duties to WES’s unitholders that may conflict with our interests, including in connection with the terms of contractual agreements, the determination of cash distributions to be made by WES, and the determination of whether WES should make acquisitions and on what terms.

Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including WES GP, on the one hand, and WES and its limited partners, on the other hand. The directors and officers of WES GP have duties to manage WES in a manner beneficial to us, as WES GP’s owner. At the same time, WES GP, as the general partner of WES, has a duty to manage WES in a manner beneficial to WES and its limited partners. The board of directors of WES GP or its special committee will resolve any such conflict and have broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

For example, conflicts of interest may arise in connection with the following:

•	the terms and conditions of any contractual agreements between us and our affiliates, including Anadarko, on the one hand, and WES, on the other hand;

•	the determination of the amount of cash to be distributed to WES’s partners, including us, and the amount of cash to be reserved for the future conduct of WES’s business;

•	the determination of whether WES should make acquisitions and on what terms;

•

the determination of whether WES should use cash on hand, borrow or issue equity to raise cash to finance acquisitions or expansion capital projects, repay indebtedness, meet working capital needs, pay distributions or otherwise;

•	any decision we make in the future to engage in business activities independent of WES; and

•	the allocation of shared overhead expenses to WES and us.

Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner has limited its state law fiduciary duties to us and our unitholders, which may permit it to favor its own interests to the detriment of us and our unitholders.

Upon completion of this offering, Anadarko, the owner of our general partner, will own a 92.0% limited partner interest in us. Conflicts of interest may arise among our general partner and its affiliates (including Anadarko), on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•

our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest, which has the effect of limiting its state law fiduciary duty to our unitholders;

•	our general partner determines whether or not we incur debt and that decision may affect our or WES’s credit ratings;

•

our general partner will have limited liability and fiduciary duties under our partnership agreement, which will restrict the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, our unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

•

our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves will affect the amount of cash available for distribution to our unitholders;

•

our general partner determines the amount and timing of capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us; and

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

Please read “Certain Relationships and Related Party Transactions—Our Relationship with WES and WES GP” and “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

The duties of our general partner’s officers and directors may conflict with their duties as officers and directors of WES GP.

Our general partner’s officers and directors have duties to manage our business in a manner beneficial to us, our unitholders and the owner of our general partner, Anadarko. However, a majority of our general partner’s directors and all of its officers are also officers and/or directors of WES GP, which has duties to manage the business of WES in a manner beneficial to WES and WES’s unitholders. Consequently, these directors and officers may encounter situations in which their obligations to WES on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

In addition, our general partner’s officers, who are also the officers of WES GP and certain of whom are officers of Anadarko, will have responsibility for overseeing the allocation of their own time and time spent by administrative personnel on our behalf and on behalf of WES and/or Anadarko. These officers face conflicts regarding these time allocations that may adversely affect our or WES’s results of operations, cash flows, and financial condition.

Anadarko may compete with us or WES, which could adversely affect our or WES’s ability to grow and our or WES’s results of operations and cash available for distribution.

Anadarko is not restricted in its ability to compete with us or WES. If Anadarko competes with us or WES, our or WES’s results of operations and cash available for distribution may be adversely affected.

Our partnership agreement replaces our general partner’s fiduciary duties to our unitholders.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples of decisions that our general partner may make in its individual capacity include whether to exercise its limited call right, how to exercise its voting rights with respect to any common units it owns, whether to exercise its registration rights and whether to consent to any merger or consolidation of our partnership or amendment to our partnership agreement;

•

provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decisions were in the best interests of our partnership;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the special committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships among the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•

provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

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provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

In order to become a limited partner of our partnership, our unitholders are required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our general partner has a call right that may require you to sell your common units at an undesirable time or price.

If at any time more than 95% of our outstanding common units are owned by our general partner and its affiliates, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the remaining units held by unaffiliated persons at a price that is not less than the then-current market price of the common units. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, affiliates of our general partner will own 92.0% of our common units. For additional information about the call right, please read “The Partnership Agreement of Western Gas Equity Partners, LP—Limited Call Right.”

Our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders.

Our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders. If our general partner at any time were to decide to incur debt and secure its obligations or indebtedness by all or substantially all of our assets, and if our general partner were to be unable to satisfy such obligations or repay such indebtedness, the lenders could seek to foreclose on our assets. The lenders could also sell all or substantially all of our assets under such foreclosure or other realization upon those encumbrances without prior approval of our unitholders, which would adversely affect the price of our common units.

Risks Inherent in WES’s Business

WES is dependent on Anadarko for a substantial majority of the natural gas that it gathers, treats, processes and transports. A material reduction in Anadarko’s production that is gathered, treated, processed or transported by WES would result in a material decline in WES’s revenues and cash available for distribution.

WES relies on Anadarko for a substantial majority of the natural gas that it gathers, treats, processes and transports. Approximately 75% and 76% of WES’s total natural gas gathering, transportation and treating throughput (excluding equity investment throughput) during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, was comprised of natural gas production owned or controlled by Anadarko. Approximately 64% and 59% of WES’s total processing throughput (excluding equity investment throughput) during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, was attributable to natural gas production owned or controlled by Anadarko. Anadarko may suffer a decrease in production volumes in the areas serviced by WES and is under no contractual obligation to maintain its production volumes dedicated to WES pursuant to the terms of its applicable gathering agreements. The loss of a significant portion of production volumes supplied by Anadarko would result in a material decline in WES’s revenues and its cash available for distribution. In addition, Anadarko may reduce its drilling activity in WES’s areas of operation or determine that drilling activity in other areas of operation is strategically more attractive. A shift in Anadarko’s focus away from WES’s areas of operation could result in reduced throughput on its systems and a material decline in its revenues and cash available for distribution.

Because WES is substantially dependent on Anadarko as its primary customer and the ultimate owner of its general partner, any development that materially and adversely affects Anadarko’s operations, financial condition or market reputation could have a material and adverse impact on WES and us. Material adverse changes at Anadarko could restrict WES’s or our access to capital, make it more expensive to access the capital markets or increase the costs of WES’s or our borrowings.

WES is substantially dependent on Anadarko as its primary customer and the ultimate owner of its general partner and expects to derive a substantial majority of its revenues from Anadarko for the foreseeable future. As a result, any event, whether in WES’s area of operations or otherwise, that adversely affects Anadarko’s production, financial condition, leverage, market reputation, liquidity, results of operations or cash flows may adversely affect WES’s and our revenues and cash available for distribution. Accordingly, we and WES are indirectly subject to the business risks of Anadarko, some of which are the following:

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the volatility of natural gas and oil prices, which could have a negative effect on the value of Anadarko’s oil and natural gas properties, its drilling programs or its ability to finance its operations;

•	the availability of capital on an economic basis to fund Anadarko’s exploration and development activities;

•

a reduction in or reallocation of Anadarko’s capital budget, which could reduce the gathering, transportation and treating volumes available to WES as a midstream operator, limit WES’s midstream opportunities for organic growth or limit the inventory of midstream assets WES may acquire from Anadarko;

•	Anadarko’s ability to replace reserves;

•	Anadarko’s operations in foreign countries, which are subject to political, economic and other uncertainties;

•	Anadarko’s drilling and operating risks, including potential environmental liabilities;

•	transportation capacity constraints and interruptions;

•	adverse effects of governmental and environmental regulation; and

•	losses from pending or future litigation.

Further, WES is subject to the risk of non-payment or non-performance by Anadarko, including with respect to its gathering and transportation agreements, its $260.0 million note receivable from Anadarko and its commodity price swap agreements. We cannot predict the extent to which Anadarko’s business would be impacted if conditions in the energy industry were to deteriorate, nor can we estimate the impact such conditions would have on Anadarko’s ability to perform under its gathering and transportation agreements, note receivable or commodity price swap agreements. Further, unless and until WES receives full repayment of the $260.0 million note receivable from Anadarko, WES will be subject to the risk of non-payment or late payment of the interest payments and principal of the note. Accordingly, any material non-payment or non-performance by Anadarko could reduce WES’s ability to make distributions to its partners, including us. Also, due to our and WES’s relationship with Anadarko, our and WES’s ability to access the capital markets, or the pricing or other terms of any capital markets transactions, may be adversely affected by any impairments to Anadarko’s financial condition or adverse changes in its credit ratings.

Any material limitations on our or WES’s ability to access capital as a result of such adverse changes at Anadarko could limit our or WES’s ability to obtain future financing under favorable terms, or at all, or could result in increased financing costs in the future. Similarly, material adverse changes at Anadarko could negatively impact our or WES’s unit price, limiting our or WES’s ability to raise capital through equity issuances or debt financing, or could negatively affect our or WES’s ability to engage in, expand or pursue our or its business activities, and could also prevent us or WES from engaging in certain transactions that might otherwise be considered beneficial to us or WES.

Because of the natural decline in production from existing wells, WES’s success depends on its ability to obtain new sources of natural gas, which is dependent on certain factors beyond WES’s control. Any decrease in the volumes of natural gas that WES gathers, processes, treats and transports could adversely affect its business and operating results.

The volumes that support WES’s business are dependent on, among other things, the level of production from natural gas wells connected to its gathering systems and processing and treatment facilities. This production will naturally decline over time. As a result, WES’s cash flows associated with these wells will also decline over time. In order to maintain or increase throughput levels on its systems, WES must obtain new sources of natural gas. The primary factors affecting WES’s ability to obtain sources of natural gas include (i) the level of successful drilling activity near its systems, (ii) its ability to compete for volumes from successful new wells, to the extent such wells are not dedicated to its systems, and (iii) its ability to capture volumes currently gathered or processed by Anadarko or third parties.

While Anadarko has dedicated production from certain of its properties to WES, WES has no control over the level of drilling activity in its areas of operation, the amount of reserves associated with wells connected to its systems or the rate at which production from a well declines. In addition, WES has no control over Anadarko or other producers or their drilling or production decisions, which are affected by, among other things, the availability and cost of capital, prevailing and projected commodity prices, demand for hydrocarbons, levels of reserves, geological considerations, governmental regulations, the availability of drilling rigs and other production and development costs. Fluctuations in commodity prices can also greatly affect investments by Anadarko and third parties in the development of new natural gas reserves. Declines in natural gas prices have had a negative impact on natural gas exploration, development and production activity and, if sustained, could lead to a material decrease in such activity. Sustained reductions in exploration or production activity in WES’s areas of operation would lead to reduced utilization of its gathering, processing and treating assets.

Because of these factors, even if new natural gas reserves are known to exist in areas served by WES’s assets, producers (including Anadarko) may choose not to develop those reserves. Moreover, Anadarko may not develop the acreage it has dedicated to WES. If competition or reductions in drilling activity result in WES’s inability to maintain the current levels of throughput on its systems, it could reduce WES’s revenue and impair its ability to make cash distributions to its partners, including us.

Lower natural gas, NGL or oil prices could adversely affect WES’s business.

Lower natural gas, NGL or oil prices could impact natural gas and oil exploration and production activity levels and result in a decline in the production of natural gas and condensate, resulting in reduced throughput on WES’s systems. Any such decline could also potentially affect WES’s vendors’, suppliers’ and customers’ ability to continue operations. In addition, such a decline would reduce the amount of NGLs and condensate WES retains and sells. As a result, lower natural gas prices could have an adverse effect on WES’s business, results of operations, financial condition and its ability to make cash distributions to its partners, including us.

In general terms, the prices of natural gas, oil, condensate, NGLs and other hydrocarbon products fluctuate in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond WES’s control. For example, in recent years, market prices for natural gas have declined substantially from the highs achieved in 2008, and the increased supply resulting from the rapid development of shale plays throughout North America has contributed significantly to this trend. Factors impacting commodity prices include the following:

•	domestic and worldwide economic conditions;

•	weather conditions and seasonal trends;

•	the ability to develop recently discovered fields or deploy new technologies to existing fields;

•	the levels of domestic production and consumer demand, as affected by, among other things, concerns over inflation, geopolitical issues and the availability and cost of credit;

•	the availability of imported or a market for exported liquefied natural gas (“LNG”);

•	the availability of transportation systems with adequate capacity;

•	the volatility and uncertainty of regional pricing differentials such as in the Mid-Continent or Rocky Mountains;

•	the price and availability of alternative fuels;

•	the effect of energy conservation measures;

•	the nature and extent of governmental regulation and taxation; and

•	the anticipated future prices of natural gas, NGLs and other commodities.

WES’s strategies to reduce its exposure to changes in commodity prices may fail to protect WES and could negatively impact its financial condition, thereby reducing its cash flows and ability to make distributions to partners, including us.

For the nine months ended September 30, 2012, approximately 35% of WES’s processing gross margin was generated under percent-of-proceeds and keep-whole arrangements pursuant to which the associated revenues and expenses are directly correlated with the prices of natural gas, condensate and NGLs. This percentage may significantly increase as a result of future acquisitions, if any.

WES pursues various strategies to seek to reduce its exposure to adverse changes in the prices for natural gas, condensate and NGLs. These strategies will vary in scope based upon the level and volatility of natural gas, condensate and NGL prices and other changing market conditions. WES currently has in place commodity price swap agreements with Anadarko expiring at various times through September 2015 to manage the commodity price risk otherwise inherent in its percent-of-proceeds and keep-whole contracts. To the extent that WES engages in price risk management activities such as the commodity price swap agreements, it may be prevented from realizing the full benefits of price increases above the levels set by those activities. In addition, WES’s commodity price management may expose it to the risk of financial loss in certain circumstances, including if the counterparties to its hedging or other price risk management contracts fail to perform under those arrangements.

On December 31, 2013, and on various dates thereafter, a portion of the commodity price swap agreements that WES has entered into with Anadarko will expire. WES may be unable to renew such agreements with Anadarko on similar terms or at all. If such agreements are renewed with Anadarko, they may be renewed at lower prices than those established in the agreements currently in place. In the event that WES is unable to renew agreements with Anadarko, it may seek to enter into third-party commodity price swap agreements or similar hedging arrangements. Any such market based hedging arrangement may be less favorable from a commodity pricing perspective and would likely expose WES to volumetric risk that it is currently not exposed to, because WES’s current commodity price swap agreements with Anadarko are based on actual WES volumes.

If WES is unable to effectively manage the risk associated with its contracts that have commodity price exposure, it could have a material adverse effect on WES’s business, results of operations, financial condition and ability to make cash distributions to its partners, including us.

WES may not be able to obtain funding on acceptable terms or at all. This may hinder or prevent WES from meeting its future capital needs.

Global financial markets and economic conditions have been, and continue to be, volatile. While WES’s sector has rebounded from lows seen in 2008, the repricing of credit risk and the current relatively weak economic conditions have made, and will likely continue to make, it difficult for some entities to obtain funding. In addition, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity at all or on terms similar to the borrower’s current debt, and reduced, or in some cases, ceased to provide funding to borrowers. Further, WES may be unable to obtain adequate funding under the WES RCF if its lending counterparties become unwilling or unable to meet their funding obligations. Due to these factors, WES cannot be certain that funding will be available if needed and to the extent required on acceptable terms. If funding is not available when needed, or is available only on unfavorable terms, WES may be unable to execute its business plans, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on WES’s financial condition, results of operations, cash flows and ability to make cash distributions to its partners, including us.

Restrictions in the indentures governing WES’s 5.375% Senior Notes due 2021 (the “2021 Notes”) and 4.000% Senior Notes due 2022 (the “2022 Notes” and, together with the 2021 Notes, the “WES Notes”) or the WES RCF may limit WES’s ability to capitalize on acquisition and other business opportunities.

The operating and financial restrictions and covenants in the indentures governing the WES Notes and in the WES RCF and any future financing agreements could restrict WES’s ability to finance future operations or capital needs or to expand or pursue business activities associated with WES’s subsidiaries and equity investments. The WES RCF contains covenants that restrict or limit WES’s ability to do the following:

•	incur additional indebtedness or guarantee other indebtedness;

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grant liens to secure obligations other than its obligations under the WES Notes or the WES RCF or agree to restrictions on its ability to grant additional liens to secure its obligations under the WES Notes or the WES RCF;

•	engage in transactions with affiliates;

•	make any material change to the nature of its business from the midstream energy business; or

•	enter into a merger, consolidate, liquidate, wind up or dissolve.

The WES RCF also contains various customary covenants, customary events of default and a maximum consolidated leverage ratio as of the end of each quarter (which is defined as the ratio of consolidated indebtedness as of the last day of a fiscal quarter to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“Consolidated EBITDA”) for the most recent four consecutive fiscal quarters ending on such day) of 5.0 to 1.0, or a consolidated leverage ratio of 5.5 to 1.0 with respect to quarters ending in the 270-day period immediately following certain acquisitions.

Debt WES owes or incurs in the future may limit its flexibility to obtain financing and to pursue other business opportunities.

WES’s indebtedness could have important consequences to WES, including the following:

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its ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	its funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of its cash flows required to make interest payments on its debt;

•	it may be more vulnerable to competitive pressures or a downturn in its business or the economy generally; and

•	its flexibility in responding to changing business and economic conditions may be limited.

WES’s ability to service its debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond WES’s control. If WES’s operating results are not sufficient to service any future indebtedness, it will be forced to take actions such as reducing distributions, reducing or delaying its business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. WES may not be able to effect any of these actions on satisfactory terms or at all.

If Anadarko were to limit transfers of midstream assets to WES or if WES were to be unable to make acquisitions on economically acceptable terms from Anadarko or third parties, WES’s future growth would be limited. In addition, any acquisitions WES makes may reduce, rather than increase, its cash generated from operations on a per-unit basis.

WES’s ability to grow depends, in part, on its ability to make acquisitions that increase its cash generated from operations on a per-unit basis. The acquisition component of WES’s strategy is based, in large part, on its expectation of ongoing divestitures of midstream energy assets by industry participants, including, most notably, Anadarko. A material decrease in such divestitures would limit WES’s opportunities for future acquisitions and could adversely affect its ability to grow its operations and increase its distributions to unitholders.

If WES is unable to make accretive acquisitions from Anadarko or third parties, either because it is (i) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, (ii) unable to obtain financing for these acquisitions on economically acceptable terms or (iii) outbid by competitors, then its future growth and ability to increase distributions will be limited. Furthermore, even if WES makes acquisitions that it believes will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations on a per-unit basis.

Any acquisition involves potential risks, including the following, among other things:

•	mistaken assumptions about volumes or the timing of those volumes, revenues or costs, including synergies;

•	an inability to successfully integrate the acquired assets or businesses;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	unforeseen difficulties operating in new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If WES consummates any future acquisitions, its capitalization and results of operations may change significantly.

The amount of cash WES has available for distribution to its partners, including us, depends primarily on its cash flows rather than on its profitability. As a result, WES may be prevented from making distributions, even during periods in which it records net income.

The amount of cash WES has available for distribution depends primarily upon its cash flows and not solely on profitability, which will be affected by capital expenditures and non-cash items. As a result, WES may make cash distributions for periods in which it records losses for financial accounting purposes and may not make cash distributions for periods in which it records net earnings for financial accounting purposes.

WES typically does not obtain independent evaluations of natural gas reserves connected to its systems. Therefore, in the future, volumes of natural gas on WES’s systems could be less than WES anticipates.

WES typically does not obtain independent evaluations of natural gas reserves connected to its systems. Accordingly, WES does not have independent estimates of total reserves connected to its systems or the anticipated life of such reserves. If the total reserves or estimated life of the reserves connected to WES’s systems are less than WES anticipates, or the timeline for the development of reserves is greater than WES anticipates, and WES is unable to secure additional sources of natural gas, there could be a material adverse effect on its business, results of operations, financial condition and ability to make cash distributions to its partners, including us.

WES’s industry is highly competitive, and increased competitive pressure could adversely affect its business and operating results.

WES competes with similar enterprises in its areas of operation. WES’s competitors may expand or construct midstream systems that would create additional competition for the services it provides to its customers. In addition, WES’s customers, including Anadarko, may develop their own midstream systems in lieu of using WES’s. WES’s ability to renew or replace existing contracts with its customers at rates sufficient to maintain current revenues and cash flows could be adversely affected by the activities of its competitors and customers. All of these competitive pressures could have a material adverse effect on WES’s business, results of operations, financial condition and ability to make cash distributions to its partners, including us.

WES’s results of operations could be adversely affected by asset impairments.

If natural gas and NGL prices decrease, WES may be required to write down the value of its midstream properties if the estimated future cash flows from these properties fall below their net book value. Because WES is an affiliate of Anadarko, the assets WES acquires from Anadarko are recorded at Anadarko’s carrying value prior to the transaction. Accordingly, WES may be at an increased risk for impairments because the initial book values of substantially all of its assets do not have a direct relationship with, and in some cases could be significantly higher than, the amounts WES paid to acquire such assets.

Further, at September 30, 2012, WES had approximately $87.9 million of goodwill on its balance sheet. Similar to the carrying value of the assets WES acquired from Anadarko, WES’s goodwill is an allocated portion of Anadarko’s goodwill, which WES recorded as a component of the carrying value of the assets it acquired from Anadarko. As a result, WES may be at increased risk for impairments relative to entities who acquire their assets from third parties or construct their own assets, as the carrying value of WES’s goodwill does not reflect, and in some cases is significantly higher than, the difference between the consideration WES paid for its acquisitions and the fair value of the net assets on the acquisition date.

Goodwill is not amortized, but instead must be tested at least annually for impairments, and more frequently when circumstances indicate likely impairments, by applying a fair-value-based test. Goodwill is deemed impaired to the extent that its carrying amount exceeds its implied fair value. Various factors could lead to goodwill impairments that could have a substantial negative effect on WES’s profitability, such as if WES is unable to maintain the throughput on its asset base or if other adverse events, such as sustained lower oil and natural gas prices, reduce the fair value of the associated reporting unit. Future non-cash asset impairments could negatively affect WES’s results of operations.

If third-party pipelines or other facilities interconnected to WES’s gathering, transportation, treating or processing systems become partially or fully unavailable, or if the volumes WES gathers or transports do not meet the quality requirements of such pipelines or facilities, WES’s revenues and cash available for distribution could be adversely affected.

WES’s natural gas gathering, transportation, treating and processing systems are connected to other pipelines or facilities, the majority of which are owned by third parties. The continuing operation of such third-party pipelines or facilities is not within WES’s control. If any of these pipelines or facilities becomes unable to transport, treat or process natural gas or NGLs, or if the volumes WES gathers or transports do not meet the quality requirements of such pipelines or facilities, WES’s revenues and cash available for distribution could be adversely affected.

WES’s interstate natural gas transportation assets and operations are subject to regulation by FERC, which could have an adverse effect on WES’s revenues and WES’s ability to make distributions.

MIGC LLC (“MIGC”), an interstate natural gas transportation system owned by WES, is subject to regulation by FERC under the Natural Gas Act of 1938 (the “NGA”) and the EPAct 2005. Under the NGA, FERC has the authority to regulate natural gas companies that provide natural gas pipeline transportation services in interstate commerce. Federal regulation extends to such matters as:

•	rates, services and terms and conditions of service;

•	the certification and construction of new facilities;

•	the acquisition, extension, disposition or abandonment of facilities;

•	the maintenance of accounts and records;

•	relationships between affiliated companies involved in certain aspects of the natural gas business; and

•	market manipulation in connection with interstate sales, purchases or transportation of natural gas.

FERC allows natural gas companies to recover an allowance for income taxes in rates only to the extent the natural gas company or its owners, such as WES’s unitholders, are subject to U.S. income tax. This policy affects whom WES allows to own its units, and if WES is not successful in limiting ownership of its units to persons or entities subject to U.S. income tax, WES’s FERC-regulated rates and revenues could be adversely affected.

In addition, if WES fails to comply with all applicable FERC-administered statutes, rules, regulations and orders, WES could be subject to substantial penalties and fines. Under the EPAct 2005, FERC has civil penalty authority under the NGA to impose penalties for current violations of up to $1.0 million per day for each violation. FERC also has the power to order disgorgement of profits from transactions deemed to violate the NGA and EPAct 2005.

A change in the jurisdictional characterization of some of WES’s assets by federal, state or local regulatory agencies or a change in policy by those agencies could result in increased regulation of its assets, which could cause WES’s revenues to decline and operating expenses to increase.

WES believes that its natural gas pipelines, other than MIGC, meet the traditional tests FERC has used to determine if a pipeline is a gathering pipeline and is, therefore, not subject to FERC jurisdiction although FERC has not made any determinations with respect to the jurisdictional status of any of WES’s pipelines other than MIGC. The distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of ongoing litigation and, over time, FERC policy concerning which activities it regulates and which activities are excluded from its regulation has changed. FERC makes jurisdictional determinations on a case-by-case basis. The classification and regulation of WES’s gathering facilities are subject to change based on future determinations by FERC, the courts or Congress. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. In recent years, FERC has regulated the gathering activities of interstate pipeline transmission companies more lightly, which has resulted in a number of such companies transferring gathering facilities to unregulated affiliates. As a result of these activities, natural gas gathering may begin to receive greater regulatory scrutiny at both the state and federal levels.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs, operating restrictions or delays in the completion of oil and gas wells, which could decrease the need for WES’s midstream services.

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations such as shales. The process involves the injection of water, sand and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. The process is typically regulated by state oil and natural gas commissions but the Environmental Protection Agency (the “EPA”) has asserted federal regulatory authority over certain hydraulic fracturing activities involving diesel under the Safe Drinking Water Act and recently released draft permitting guidance for hydraulic fracturing using diesel in fracturing fluids in those states where the EPA is the permitting authority. In addition, legislation to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. Congress continues to consider legislation to amend the Safe Drinking Water Act.

Certain states in which WES operates, including Colorado, Texas and Wyoming, have adopted, and other states are considering adopting, regulations that could impose more stringent permitting, public disclosure, and well construction requirements on hydraulic fracturing operations or otherwise seek to ban fracturing activities altogether. In December 2011, the Colorado Oil and Gas Conservation Commission adopted rules requiring hydraulic fracturing operators to disclose information about wells and fracturing fluid to the public. The Texas Railroad Commission also adopted rules in December 2011 requiring that the well operator disclose, on an internet website, the list of chemical ingredients used in their hydraulic fracturing operations, subject to the requirements of federal Occupational Safety and Health Act (“OSHA”), and also file the list of chemicals with the Texas Railroad Commission with the well completion report. The total volume of water used to hydraulically fracture a well must also be disclosed to the public and filed with the Texas Railroad Commission. In Wyoming, operators are required to disclose information about chemical additives used in their hydraulic fracturing operations and well stimulations. In addition to state laws, local land use restrictions, such as city ordinances, may restrict or prohibit the performance of well drilling in general and/or hydraulic fracturing in particular. Other states are considering and may adopt more restrictive regulations of hydraulic fracturing beyond what has been discussed above for Texas, Wyoming and Colorado. In the event that federal, state, local or municipal legal restrictions are adopted in areas where WES’s oil and gas exploration and production customers operate, those operators may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of natural gas wells, which events could decrease the need for WES’s midstream services and could adversely affect its financial position, results of operations and cash flows, and ability to make distributions to its partners, including us. Increased regulation of the hydraulic fracturing process could also lead to greater opposition, including litigation, to oil and gas production activities using hydraulic fracturing techniques.

Furthermore, a number of federal agencies are analyzing, or have been requested to review, a variety of environmental issues associated with hydraulic fracturing. For example, the EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with initial results expected to be available by late 2012 and final results by 2014. In addition, in May 2012, the U.S. Department of the Interior released a draft rule regarding hydraulic fracturing on federal lands that would require disclosure of chemicals used in the fracturing process and establish minimum criteria for well-bore integrity and disposal of flowback water generated during the fracturing process. Also in May 2012, the Bureau of Land Management issued a proposed rule that would require public disclosure of chemicals used in hydraulic fracturing operations, and impose other operational requirements for all hydraulic fracturing operations on federal lands, including Native American trust lands. These ongoing or proposed reviews, depending on the degree to which they are pursued and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the Safe Drinking Water Act or other regulatory mechanisms.

Climate change legislation or regulatory initiatives could increase WES’s operating and capital costs and could have the indirect effect of decreasing throughput available to WES’s systems or demand for the products it gathers, processes and transports.

Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of oil, natural gas, and refined petroleum products, are greenhouse gases (“GHGs”). In December 2009, the EPA issued an Endangerment Finding which determined that emissions of GHGs present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on its finding, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that establish motor vehicle GHG emission standards and also require certain construction and operating permit reviews for GHG emissions from certain large stationary sources under the Prevention of Significant Deterioration (“PSD”) and Title V permit programs. These EPA rulemakings could adversely affect WES’s operations and restrict or delay its ability to obtain air permits for new or modified facilities. The EPA also published regulations that require onshore and offshore oil and natural gas production and onshore oil and natural gas processing, transmission, storage, and distribution activities, which include certain of WES’s operations, to monitor and report GHG emissions from covered facilities on an annual basis. In addition, Congress has from time to time considered legislation to reduce emissions of GHG, and numerous states have already taken legal measures to reduce emissions of GHG, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. The increased costs of operations or delays in drilling that could be associated with climate change legislation may reduce drilling activity by Anadarko or third-party producers in WES’s areas of operation, with the effect of reducing the throughput available to its systems. Further, the adoption of any legislation or regulations that requires reporting of GHG or otherwise limits emissions of GHG from WES’s equipment and operations could require WES to incur costs to reduce emissions of GHG associated with its operations or could adversely affect demand for the natural gas and NGLs WES gathers and processes. Such developments could materially adversely affect WES’s revenues, results of operations and cash available for distribution to its partners, including us.

The recent adoption of derivatives legislation by the U.S. Congress could have an adverse effect on WES’s ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with its business.

The U.S. Congress recently adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act which, among other provisions, establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as WES or Anadarko, that participate in that market. In its rulemaking under the new legislation, the Commodities Futures Trading Commission (the “CFTC”) has proposed regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalent. Certain bona fide hedging transactions or positions would be exempt from these position limits. It is not possible at this time to predict when the CFTC will finalize these regulations. The financial reform legislation may also require WES to comply with margin requirements and with certain clearing and trade-execution requirements in connection with its commodity price management activities, although the application of those provisions to WES is uncertain at this time. The financial reform legislation may also require some counterparties to spin off some of their derivatives activities to separate entities, which may not be as creditworthy. The new legislation and any new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral which could adversely affect WES’s available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks WES encounters, reduce WES’s ability to monetize or restructure its existing commodity price contracts, and increase WES’s exposure to less creditworthy counterparties. If WES reduces its use of commodity price contracts as a result of the legislation and regulations, WES’s results of operations may become more volatile and its cash flows may be less predictable, which could adversely affect WES’s ability to plan for and fund capital expenditures and make cash distributions to WES’s partners, including us.

WES may incur significant costs and liabilities resulting from pipeline integrity programs and related repairs.

Pursuant to the Pipeline Safety Improvement Act of 2002, as reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006 and the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011 (the “2011 Pipeline Safety Act”), the Department of Transportation (“DOT”) through the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) has adopted regulations requiring pipeline operators to develop integrity management programs for transmission pipelines located where a leak or rupture could do the most harm. The regulations require the operators of covered pipelines to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

In addition, states have adopted regulations similar to existing DOT regulations for intrastate gathering and transmission lines. At this time, WES cannot predict the ultimate cost of compliance with this regulation, as the cost will vary significantly depending on the number and extent of any repairs found to be necessary as a result of the pipeline integrity testing. The results of these tests could cause WES to incur significant and unanticipated capital and operating expenditures or repairs or upgrades deemed necessary to ensure the continued safe and reliable operations of its gathering and transmission lines.

Pipeline safety laws and regulations expanding integrity management programs or requiring the use of certain safety technologies could require WES to use more comprehensive and stringent safety controls and subject WES to increased capital and operating costs.

On January 3, 2012, President Obama signed the 2011 Pipeline Safety Act, which, among other things, increases the maximum civil penalty for pipeline safety violations and directs the Secretary of Transportation to promulgate rules or standards relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation and testing to confirm the material strength of pipe operating above 30% of specified minimum yield strength in high consequence areas. On August 13, 2012, the PHMSA published a proposed rulemaking consistent with the signed act that, once finalized, will increase the maximum administrative civil penalties for violation of the pipeline safety laws and regulations after January 3, 2012 to $200,000 per violation per day of violation, with a maximum of $2,000,000 for a related series of violations. These civil penalty and safety enhancement requirements could impose increased civil penalties on WES for pipeline safety violations. In addition, the PHMSA published a final rule in May 2011 expanding pipeline safety requirements including added reporting obligations and integrity management standards to certain rural low-stress hazardous liquid pipelines that were not previously regulated in such manner. Also, in August 2011, the PHMSA published an advance notice of proposed rulemaking in which the agency is seeking public comment on a number of changes to regulations governing the safety of gas transmission pipelines, gathering lines and related facilities. The adoption of these and other laws or regulations that apply more comprehensive or stringent safety standards to gathering lines could require WES to install new or modified safety controls, pursue added capital projects, or conduct maintenance programs on an accelerated basis, all of which could require WES to incur increased operational costs that could be significant and have a material adverse effect on its financial position or results of operations and ability to make distributions to its partners, including us.

WES is subject to stringent environmental laws and regulations that may expose it to significant costs and liabilities.

WES’s operations are subject to stringent and complex federal, state and local environmental laws and regulations that govern the discharge of materials into the environment or otherwise relate to environmental protection. Examples of these laws include the following:

•	the federal Clean Air Act and analogous state laws that impose obligations related to emissions of air pollutants;

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the federal Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws that require and regulate the cleanup of hazardous substances that have been released at properties currently or previously owned or operated by WES or at locations to which WES’s wastes are or have been transported for disposal;

•	the Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws that regulate discharges from WES’s facilities into state and federal waters, including wetlands;

•	the federal Resources Conservation and Recovery Act and analogous state laws that impose requirements for the storage, treatment and disposal of solid and hazardous waste from WES’s facilities; and

•	the Toxic Substances Control Act and analogous state laws that impose requirements on the use, storage and disposal of various chemicals and chemical substances at WES’s facilities.

These laws and regulations may impose numerous obligations that are applicable to WES’s operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to limit or prevent releases of materials from WES’s pipelines and facilities, and the imposition of substantial liabilities for pollution resulting from WES’s operations or existing at its owned or operated facilities. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly corrective actions. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of WES’s operations.

There is an inherent risk of incurring significant environmental costs and liabilities in connection with WES’s operations due to historical industry operations and waste disposal practices, WES’s handling of hydrocarbon wastes and potential emissions and discharges related to its operations. Joint and several strict liability may be incurred, without regard to fault, under certain of these environmental laws and regulations in connection with discharges or releases of substances or wastes on, under or from WES’s properties and facilities, many of which have been used for midstream activities for many years, often by third parties not under WES’s control. Private parties, including the owners of the properties through which WES’s gathering or transportation systems pass and facilities where WES’s wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, changes in environmental laws and regulations occur frequently, and any such changes that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on WES’s results of operations or financial condition. Finally, future federal and/or state restrictions, caps, or taxes on GHG emissions that may be passed in response to climate change or hydraulic fracturing concerns may impose additional capital investment requirements, increase WES’s operating costs and reduce the demand for its services.

Recently finalized rules regulating air emissions from natural gas processing operations could cause WES to incur increased capital expenditures and operating costs, which may be significant.

On August 16, 2012, the EPA published final rules that establish new air emission controls for natural gas and NGL production, processing and transportation activities, including New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds, and a separate set of emission standards to address hazardous air pollutants frequently associated with production and processing activities. Among other things, the rules establish specific requirements regarding emissions from compressors and controllers at natural gas gathering and boosting stations and processing plants together with dehydrators and storage tanks at natural gas processing plants, compressor stations and gathering and boosting stations. In addition, the rules establish new requirements for leak detection and repair of leaks at natural gas processing plants that exceed 500 parts per million in concentration. WES is currently reviewing this new rule and assessing its potential impacts on WES’s operations. Compliance with these requirements may require modifications to certain of WES’s operations, including the installation of new equipment to control emissions from WES’s compressors that could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact WES’s business.

WES’s construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect its results of operations and financial condition.

One of the ways WES intends to grow its business is through the construction of new midstream assets. The construction of additions or modifications to WES’s existing systems and the construction of new midstream assets involve numerous regulatory, environmental, political and legal uncertainties that are beyond WES’s control. Construction activities could be subject to state, county and local ordinances that restrict the time, place or manner in which those activities may be conducted so as to reduce or mitigate nuisance-type conditions, including excessive levels of dust or noise or increased traffic congestion. Construction projects may also require the expenditure of significant amounts of capital, and financing may not be available on economically acceptable terms or at all. If WES undertakes these projects, they may not be completed on schedule, at the budgeted cost, or at all. Moreover, WES’s revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if WES expands a pipeline, the construction may occur over an extended period of time, yet WES will not receive any material increases in revenues until the project is completed. Moreover, WES could construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. Since WES is not engaged in the exploration for and development of natural gas and oil reserves, WES often does not have access to estimates of potential reserves in an area prior to constructing facilities in that area. To the extent WES relies on estimates of future production in its decision to construct additions to its systems, such estimates may prove to be inaccurate as a result of the numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not be able to attract enough throughput to achieve WES’s expected investment return, which could adversely affect its results of operations and financial condition. In addition, the construction of additions to WES’s existing assets may require it to obtain new rights-of-way. WES may be unable to obtain such rights-of-way and may, therefore, be unable to connect new natural gas volumes to its systems or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for WES to obtain new rights-of-way or to renew existing rights-of-way. If the cost of renewing existing or obtaining new rights-of-way increases, WES’s cash flows could be adversely affected.

WES has partial ownership interests in joint venture legal entities, which affect its ability to operate and/or control these entities. In addition, WES may be unable to control the amount of cash it will receive or retain from the operation of these entities and WES could be required to contribute significant cash to fund its share of their operations, which could adversely affect WES’s ability to distribute cash to its partners, including us.

WES’s inability, or limited ability, to control the operations and/or management of joint venture legal entities in which it has a partial ownership interest may result in WES receiving or retaining less than the amount of cash it expects. WES also may be unable, or limited in its ability, to cause any such entity to effect significant transactions such as large expenditures or contractual commitments, the construction or acquisition of assets, or the borrowing of money.

In addition, for the Fort Union, White Cliffs and Rendezvous entities in which WES has a minority ownership interest, WES will be unable to control ongoing operational decisions, including the incurrence of capital expenditures or additional indebtedness that WES may be required to fund. Further, Fort Union, White Cliffs or Rendezvous may establish reserves for working capital, capital projects, environmental matters and legal proceedings, that would similarly reduce the amount of cash available for distribution. Any of the above could significantly and adversely impact WES’s ability to make cash distributions to its partners, including us.

Further, in connection with the acquisition of its membership interest in Chipeta, WES became party to Chipeta’s limited liability company agreement (as amended and restated). Among other things, the Chipeta LLC agreement provides that to the extent available, Chipeta will distribute available cash, as defined in the Chipeta LLC agreement, to its members quarterly in accordance with those members’ membership interests. Accordingly, WES may be required to distribute a portion of Chipeta’s cash balances, which are included in the cash balances in its consolidated balance sheets, to the other Chipeta members.

WES does not own all of the land on which its pipelines and facilities are located, which could result in disruptions to WES’s operations.

WES does not own all of the land on which its pipelines and facilities have been constructed, and WES is, therefore, subject to the possibility of more onerous terms and/or increased costs to retain necessary land use if WES does not have valid rights-of-way or if such rights-of-way lapse or terminate. WES obtains the rights to construct and operate its pipelines on land owned by third parties and governmental agencies for a specific period of time. WES’s loss of these rights, through its inability to renew right-of-way contracts or otherwise, could have a material adverse effect on WES’s business, results of operations, financial condition and ability to make cash distributions to WES’s partners, including us.

WES’s business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs for which WES is not fully insured, its operations and financial results could be adversely affected.

WES’s operations are subject to all of the risks and hazards inherent in gathering, processing, compressing, treating and transporting natural gas, condensate and NGLs, including the following:

•	damage to pipelines and plants, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction, farm and utility equipment;

•	leaks of natural gas and other hydrocarbons or losses of natural gas as a result of the malfunction of equipment or facilities;

•	leaks of natural gas containing hazardous quantities of hydrogen sulfide from WES’s Pinnacle gathering system or Bethel treating facility;

•	fires and explosions; and

•	other hazards that could also result in personal injury, loss of life, pollution and/or suspension of operations.

These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage. These risks may also result in curtailment or suspension of WES’s operations. A natural disaster or other hazard affecting the areas in which

WES operates could have a material adverse effect on its operations. WES is not fully insured against all risks inherent in its business. For example, WES does not have any property insurance on its underground pipeline systems that would cover damage to the pipelines. In addition, although WES is insured for environmental pollution resulting from environmental accidents that occur on a sudden and accidental basis, WES may not be insured against all environmental accidents that might occur, some of which may result in toxic tort claims. If a significant accident or event occurs for which WES is not fully insured, it could adversely affect WES’s operations and financial condition. Furthermore, WES may not be able to maintain or obtain insurance of the type and amount it desires at reasonable rates. As a result of market conditions, premiums and deductibles for certain of WES’s insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. Additionally, WES may be unable to recover from prior owners of its assets, pursuant to certain indemnification rights, for potential environmental liabilities.

WES is exposed to the credit risk of third-party customers, and any material non-payment or non-performance by these parties, including with respect to WES’s gathering, processing and transportation agreements, could reduce WES’s ability to make distributions to its unitholders.

On some of its systems, WES relies on a significant number of third-party customers for substantially all of its revenues related to those assets. The loss of all or even a portion of the contracted volumes of these customers, as a result of competition, creditworthiness, inability to negotiate extensions, or replacements of contracts or otherwise, could reduce WES’s ability to make cash distributions to its partners, including us.

The loss of, or difficulty in attracting and retaining, experienced personnel could reduce WES’s competitiveness and prospects for future success.

The successful execution of WES’s growth strategy and other activities integral to its operations will depend, in part, on WES’s ability to attract and retain experienced engineering, operating, commercial and other professionals. Competition for such professionals is intense. If WES cannot retain its technical personnel or attract additional experienced technical personnel, WES’s ability to compete could be adversely impacted.

WES is required to deduct estimated future maintenance capital expenditures from operating surplus, which may result in less cash available for distribution to unitholders than if actual maintenance capital expenditures were deducted.

WES’s partnership agreement requires it to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus will be subject to review and change by WES’s special committee at least once a year. In years when WES’s estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If WES underestimates the appropriate level of estimated maintenance capital expenditures, it may have less cash available for distribution in future periods when actual capital expenditures begin to exceed its previous estimates. Over time, if WES does not set aside sufficient cash reserves or have sufficient sources of financing available to make the expenditures required to maintain its asset base, WES may be unable to pay distributions at the anticipated level and could be required to reduce its distributions.

Tax Risks to Our Common Unitholders

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our taxation as a flow-through entity depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. Likewise, WES’s taxation as a flow-through entity depends on its status as a partnership for U.S. federal income tax purposes, as well as WES’s not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat WES or us as a corporation for federal income tax purposes or either WES or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service (the “IRS”) on this or any other tax matter affecting us. The value of our investment in WES depends largely on WES being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flows and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

If WES were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate. Distributions to us would generally be taxable again as corporate distributions, and, in general, no income, gains, losses, deductions, or credits would flow through to us. As a result, there would be a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our common units.

In Texas, we will be subject to an entity-level tax on any portion of our income that is generated in Texas in the prior year. Imposition of any additional such taxes on us or an increase in the existing tax rates would reduce the cash available for distribution to our unitholders.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Any modifications to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible to meet the expectation for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the constructive termination of our partnership for federal income tax purposes.

We will be considered to have terminated as a partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Anadarko will indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer of all or a portion of Anadarko’s indirect interests in us could result in a constructive termination of us as a partnership for federal income tax purposes as well as a constructive termination of WES as a partnership for federal income tax purposes due to the deemed transfer of our interests in WES as a result of our termination. A constructive termination of us as a partnership for federal income tax purposes would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income, including our share of the taxable income of WES to the extent WES is also treated as having terminated as a partnership for federal income tax purposes. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination would not affect our classification as a partnership for federal income tax purposes, but instead, after our termination we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of a constructive termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income result in a decrease in your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture of depreciation deductions and certain other items. In addition, because the amount realized includes a unitholder’s share of our liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investments in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (or “IRAs”), and non-U.S. persons raise issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S.

persons will be reduced by withholding taxes, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their shares of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

If the IRS contests the federal income tax positions we or WES take, the market for our common units or WES’s common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

The IRS may adopt positions that differ from the positions we or WES take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we or WES take. A court may not agree with some or all of the positions we or WES take. Any contest by the IRS may materially and adversely impact the market for our common units or WES’s common units and the price at which they trade. Our costs of any contest by the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Nonetheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service. The use of this proration method may not be permitted under existing Treasury Regulations, and although the U.S. Treasury Department issued proposed Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there is no tax concept of loaning a partnership interest, a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. As we or WES make acquisitions or expand our business, we or WES may own assets or conduct business in additional states or foreign jurisdictions that impose a personal income tax. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $355.6 million from the sale of our common units at an initial public offering price of $22.00 per common unit, after deducting underwriting discounts, the structuring fee and offering expenses. We will use the net proceeds from this offering as follows:

•	to purchase from WES 7,575,462 common units representing limited partner interests in WES for approximately $348.5 million; and

•

to make a capital contribution to WES on behalf of WES GP of approximately $7.1 million in exchange for 154,601 WES general partner units in order to maintain WES GP’s 2.0% general partner interest in WES.

We will use any net proceeds from the exercise of the underwriters’ over-allotment option to purchase from WES additional common units and a corresponding number of general partner units.

Please read “Prospectus Summary—Our Structure” for a discussion of the impact on our equity capitalization of an exercise of the underwriters’ over-allotment option.

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of September 30, 2012:

•	on a consolidated historical basis; and

•	on a pro forma basis after giving effect to:

•

the sale of 17,181,000 common units in this offering and the application of the net proceeds to purchase WES common units and to make a capital contribution on behalf of WES GP to WES, as described in “Use of Proceeds;” and

•	the use of funds received from us by WES for general partnership purposes.

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2012
	Historical	Pro forma (1)
	(in millions)
Cash and cash equivalents	$47.5	$403.1

WES revolving credit facility (2)	$—	$—
WES 5.375% senior notes due 2021 (3)	494.5	494.5
WES 4.000% senior notes due 2022 (3)(4)	515.9	515.9

Total debt(5)	$1,010.4	$1,010.4

Equity:
Net investment by Anadarko	108.9	—
Common unitholders – public	—	355.6
Common unitholders – Anadarko	—	657.2
Noncontrolling interests	1,032.6	1,032.6

Total equity	1,141.5	2,045.4

Total capitalization	$2,151.9	$3,055.8

(1)	Please read “Prospectus Summary—Our Structure” for a discussion of the impact on our equity capitalization of an exercise of the underwriters’ over-allotment option.
(2)	As of November 26, 2012, there were no outstanding borrowings under the WES RCF.
(3)	Net of unamortized discount amount.
(4)	On October 18, 2012, WES completed an offering of an additional $150.0 million in aggregate principal amount of the 2022 Notes. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Credit Facilities.”
(5)	On November 1, 2012, we entered into a $30.0 million working capital facility with Anadarko as lender that we expect to be undrawn at the closing of this offering.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of September 30, 2012, after giving effect to the offering of common units and the application of the net proceeds as described in “Use of Proceeds,” and assuming the underwriters’ over-allotment option is not exercised, the net tangible book value of our assets would have been $1,905.4 million, or $8.88 per common unit. Net tangible book value excludes $140.0 million of net intangible assets. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Initial public offering price per common unit		$22.00
Net tangible book value per common unit before the offering (1)	$5.18
Increase in net tangible book value per common unit attributable to purchasers in this offering and the use of proceeds	3.70

Less: Pro forma net tangible book value per common unit after the offering		8.88

Immediate dilution in tangible net book value per common unit to purchasers in the offering		$13.12

(1)	Determined by dividing the net tangible book value by the number of common units to be issued to our general partner and its affiliates, including Anadarko.

The following table sets forth the number of common units that we will issue and the total consideration contributed to us by affiliates of our general partner and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units acquired		Total consideration
			(in thousands, except percentages)
	Number	Percent	Amount	Percent
General partner and affiliates (1)	197,351,671	92.0%	$1,001,622	72.6%
Purchasers in the offering	17,181,000	8.0%	$377,982	27.4%

Total	214,532,671	100.0%	$1,379,604	$100.0%

(1)	Upon consummation of this offering, our general partner and its affiliates, including Anadarko, will own an aggregate of 197,351,671 common units, representing a 92.0% limited partner interest in us.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the factors and assumptions upon which our cash distribution policy is based. In addition, please read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our and WES’s business. For additional information regarding our historical and pro forma operating results, you should refer to our historical and pro forma financial statements, and the notes thereto, included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing rather than retaining our available cash. It is important that you understand that our only cash-generating assets are our partnership interests in WES, consisting of general partner units, common units and incentive distribution rights, on which we expect to receive quarterly distributions. We currently have no operations other than our ownership of these interests in WES. Generally, our available cash is our cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and cash on hand resulting from working capital borrowings made after the end of the quarter, which is consistent with our partnership agreement.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that our unitholders will receive quarterly distributions from us. We will not have an obligation to pay any distribution except as provided in our partnership agreement. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

•

We do not have any debt currently outstanding and, therefore, are not subject to any debt covenants. However, we anticipate that any future debt agreements could contain certain financial tests and covenants that we would have to satisfy. If we are unable to satisfy the restrictions under any future debt agreements, we could be prohibited from making a distribution to you notwithstanding our stated distribution policy.

•

Our general partner and WES GP will have the authority to establish reserves for the prudent conduct of their respective businesses and for future cash distributions to our unitholders and WES unitholders, respectively. The establishment or increase of those reserves could result in a reduction in cash distributions to you from the levels we currently anticipate pursuant to our stated distribution policy, as well as the distributions we expect to receive from WES. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be made in good faith, our general partner must believe that the determination is in our best interests.

•

If WES is unable to comply with future restrictions under its debt agreements, WES could be prohibited from making cash distributions to us, which in turn would prevent us from making cash distributions to you notwithstanding our stated distribution policy. While the current WES debt agreements do not contain any restrictions upon WES’s ability to distribute cash to its partners, WES may in the future enter into other debt arrangements containing restrictions on making cash distributions.

•

Our partnership agreement authorizes our general partner to approve any waiver, reduction, limitation or modification of or to WES’s incentive distribution rights without the consent of our unitholders. When determining whether or not to approve any such waiver or modification, our general partner’s board of directors or its special committee may consider whatever information it believes appropriate in making such determination. Our general partner’s board of directors or its special committee must also believe that any such modification is in the best interest of our partnership. Please read “Risk Factors—Risks Inherent in an Investment in Us—WES GP, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from WES, which may reduce cash distributions to you.”

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended by a vote of holders of a majority of our common units. At the closing of this offering, Anadarko will own our general partner and approximately 92.0% of our outstanding common units.

•

We may lack sufficient cash to pay distributions to our unitholders due to increases in our or WES’s operating or general and administrative expenses, principal and interest payments on debt, tax expenses, working capital requirements and anticipated cash needs of us or WES and its subsidiaries.

Our Cash Distribution Policy Limits Our Ability to Grow

As with most other publicly traded partnerships, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. Since our only cash-generating assets are our partnership interests in WES, our growth will be dependent upon WES’s ability to increase its quarterly cash distributions. If we issue additional common units or incur debt, including under our working capital facility, the payment of distributions on those additional common units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

WES’s Ability to Grow is Dependent on its Access to Expansion Capital

Consistent with the terms of its partnership agreement, WES distributes to its partners all of its available cash each quarter. As a result, it relies primarily upon external financing sources, including borrowings under the WES RCF and the issuance of debt and equity securities, to fund its acquisitions and expansion capital expenditures. Accordingly, to the extent WES is unable to finance growth externally, its ability to grow will likely be impaired. To the extent WES issues additional common units and maintains or increases its distribution level per unit, the available cash that we have to distribute to our unitholders should generally increase. However, if WES issues additional common units and is unable to maintain its distribution level, the cash that we have to distribute to our unitholders should generally decrease. In addition, the incurrence of additional debt to finance WES’s growth strategy would result in increased interest expense to WES, which in turn may impact its distributions to us and the available cash that we have to distribute to our unitholders.

Our Initial Quarterly Distribution

Upon completion of this offering, we expect to pay an initial quarterly distribution of $0.165 per common unit, or $0.660 per common unit on an annualized basis. This equates to an aggregate cash distribution of approximately $35.4 million per quarter (approximately $141.6 million on an annualized basis) based on the number of common units expected to be outstanding immediately after the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, or approximately $36.1 million per quarter (approximately $144.5 million on an annualized basis) if the underwriters exercise their over-allotment option in full.

Any distributions received by us from WES related to periods prior to the closing of this offering will be distributed entirely to Anadarko or its affiliates. We will pay a prorated cash distribution for the first quarter that we are a publicly traded partnership. This cash distribution will be based on the number of days in the period beginning on the closing date of this offering and ending on December 31, 2012. We expect to pay this cash distribution in February 2013. However, we can provide no assurance that any distributions will be declared or paid by us. See “Risk Factors—Risks Inherent in an Investment in Us—In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.” We will pay our cash distributions within 55 days after the end of each fiscal quarter to holders of record on or about the first of the month in which the distribution is paid.

The following table sets forth the number of common units expected to be outstanding upon the completion of this offering (assuming no exercise and full exercise of the underwriters’ over-allotment option) and the aggregate cash distributions payable on these common units during the first four full quarters following the completion of this offering at our initial quarterly distribution of $0.165 per common unit, or $0.660 per common unit on an annualized basis.

	No Exercise of the Underwriters’ Over- Allotment Option			Full Exercise of the Underwriters’ Over- Allotment Option
		Distributions			Distributions
	Number of Units	One Quarter	Four Quarters	Number of Units	One Quarter	Four Quarters
Publicly held common units	17,181,000	$2,834,865	$11,339,460	19,758,150	$3,260,095	$13,040,379
Common units held by Anadarko	197,351,671	32,563,026	130,252,103	199,137,365	32,857,665	131,430,661

Total	214,532,671	$35,397,891	$141,591,563	218,895,515	$36,117,760	$144,471,040

Our cash distributions will generally not be cumulative. Consequently, if we do not pay the initial quarterly distribution on our common units with respect to any fiscal quarter, our unitholders generally will not be entitled to receive such payments in the future.

Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Generally, our available cash is the sum of our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of a quarter. Our general partner may establish reserves to, among other things:

•	provide for the proper conduct of our business (including to satisfy general, administrative and other expenses and any debt service requirements);

•	permit WES GP to make capital contributions to WES to maintain its 2.0% general partner interest upon the issuance of partnership securities by WES;

•	comply with applicable law, any of our future debt instruments or other agreements, if any; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters.

Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner, including a determination with respect to establishing cash reserves, must be made in good faith, and that any such determination will not be the subject of any other standard imposed by our partnership agreement, the Delaware Act or any other law, rule or regulation applicable to us or at equity. Our partnership agreement also provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests.

WES’s Cash Distribution Policy

Like us, WES has adopted a cash distribution policy that requires it to distribute all of its available cash to its partners on a quarterly basis. Under WES’s partnership agreement, available cash is generally defined to mean the sum of its (i) cash on hand at the end of a quarter after the payment of its expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of a quarter. WES GP may establish cash reserves to, among other things:

•	provide for the proper conduct of its business (including to satisfy general, administrative and other expenses and any debt service requirements);

•	comply with applicable law, any of its debt instruments or other agreements, if any; or

•	provide funds for distributions to its unitholders for any one or more of the next four quarters.

WES makes its quarterly distributions from cash generated from its operations, and those distributions have grown over time as its business has grown, primarily as a result of numerous acquisitions and organic expansion projects that have been funded through external financing sources and cash from operations.

WES has an established record of paying quarterly cash distributions to its partners. The following table sets forth, for the periods indicated, the per unit amount and payment date of the cash distributions paid by WES since the first quarter of 2009. WES’s cash distributions to its partners are generally paid within 45 days after the end of each quarter.

	Cash Distribution History
	Per Unit	Payment Date
2009
1st Quarter	$0.300	May 2009
2nd Quarter	$0.310	August 2009
3rd Quarter	$0.320	November 2009
4th Quarter	$0.330	February 2010

2010
1st Quarter	$0.340	May 2010
2nd Quarter	$0.350	August 2010
3rd Quarter	$0.370	November 2010
4th Quarter	$0.380	February 2011

2011
1st Quarter	$0.390	May 2011
2nd Quarter	$0.405	August 2011
3rd Quarter	$0.420	November 2011
4th Quarter	$0.440	February 2012

2012
1st Quarter	$0.460	May 2012
2nd Quarter	$0.480	August 2012
3rd Quarter	$0.50	November 2012
4th Quarter	$0.52	(1)

(1)	Represents the distribution that WES management expects to recommend to the WES GP board of directors with respect to the fourth quarter of 2012.

In the sections that follow, we present the basis for our belief that we will be able to pay our aggregate annualized initial quarterly distribution for the year ending December 31, 2013. In those sections, we present two tables, consisting of:

•

“Western Gas Equity Partners, LP Unaudited Pro Forma Available Cash,” in which we present the amount of available cash we would have had on a pro forma basis for the year ended December 31, 2011 and the twelve months ended September 30, 2012, giving pro forma effect to:

•	WES’s anticipated quarterly cash distribution of $0.52 per unit (which is the distribution that we expect WES will pay with respect to the fourth quarter of 2012);

•	interest expense based on WES’s debt balance as of September 30, 2012 as reflected in the pro forma cash interest expense in the table and notes below; and

•	the issuance of WES common units and general partner units in connection with this offering (resulting in WES having 103,513,049 common units and 2,112,512 general partner units outstanding).

•

“Western Gas Equity Partners, LP Estimated Minimum Necessary WES Adjusted EBITDA,” in which we present our estimate of the minimum amount of WES Adjusted EBITDA necessary for WES to pay distributions to its partners, including us, which will enable us to have sufficient available cash to pay our aggregate annualized initial quarterly distribution for the year ending December 31, 2013 on all of the common units expected to be outstanding upon the completion of this offering.

Western Gas Equity Partners, LP Unaudited Pro Forma Available Cash for the Year Ended December 31, 2011 and the Twelve Months Ended September 30, 2012

Our pro forma available cash for each of the year ended December 31, 2011 and the twelve months ended September 30, 2012 would have been approximately $141.6 million. These amounts would have been sufficient for us to pay our aggregate annualized initial quarterly distribution of $141.6 million on all of our common units for such periods.

Our calculation of pro forma available cash includes estimated incremental general and administrative expenses that we expect we will incur as a result of being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; and registrar and transfer agent fees. We expect that these items will increase our annual general and administrative expenses by approximately $3.0 million.

Western Gas Equity Partners, LP

Unaudited Pro Forma Available Cash

	Year Ended December 31, 2011	Twelve Months Ended September 30, 2012
	(in thousands, except ratios)
Western Gas Partners, LP
Revenues
Gathering, processing and transportation of natural gas and NGLs	$301,329	$314,747
Natural gas, NGLs and condensate sales	502,383	517,399
Equity income and other, net	19,553	19,653

Total revenues	823,265	851,799
Less:
Cost of product	327,371	341,325

Gross margin	495,894	510,474
Less:
Operation and maintenance expense	119,104	128,286
General and administrative expense	39,114	48,716
Property and other taxes	16,579	18,275
Depreciation, amortization and impairments	111,904	114,761

Operating income	209,193	200,436
Plus:
Interest income, net—affiliates (1)	28,560	22,243
Interest expense (2)	(53,269)	(49,613)
Other income (expense), net	(44)	564

Income before income taxes	184,440	173,631
Less:
Income tax expense(3)	19,018	4,155

Net income	165,422	169,477

	Year Ended December 31, 2011	Twelve Months Ended September 30, 2012
	(in thousands, except ratios)
Less:
Net income attributable to WES public unitholders and other noncontrolling interests	14,103	16,393

Net income attributable to Western Gas Partners, LP	$151,319	$153,084
Add:
Distributions from equity investees	15,999	19,614
Non-cash equity-based compensation expense (4)	13,754	23,926
Interest expense (2)	53,269	49,613
Income tax expense (3)	19,018	4,155
Depreciation, amortization and impairments (5)	109,151	112,383
Other expense (5)	3,683	1,665
Less:
Equity income, net	11,261	14,331
Interest income—affiliates (1)	28,560	22,243
Other income (5)	2,049	475

Pro forma Adjusted EBITDA attributable to Western Gas Partners, LP (6)	$324,323	$327,392
Less:
Cash interest expense (2)	53,689	53,726
Cash income taxes (3)	190	495
Maintenance capital expenditures	28,393	33,252
Plus:
Cash interest income	16,900	16,900
Working capital borrowings (7)	798	2,930

Pro forma distributable cash of Western Gas Partners, LP (excluding investment and acquisition activity and related financings) (8)	$259,749	$259,749
Pro forma distributions to non-affiliated owners of WES (9)	115,158	115,158
Pro forma distributions to Western Gas Equity Partners, LP (9)
2% general partner interest	5,195	5,195
Incentive distribution rights	39,247	39,247
Common units	100,149	100,149

Total pro forma distributions to Western Gas Equity Partners, LP	144,592	144,592
Total pro forma distributions of Western Gas Partners, LP	259,749	259,749

Western Gas Equity Partners, LP
Pro forma distributions to Western Gas Equity Partners, LP	$144,592	$144,592
Less:
General and administrative expenses (10)	3,000	3,000

Pro forma available cash of Western Gas Equity Partners, LP	$141,592	$141,592
Pro forma aggregate annualized initial quarterly distribution of Western Gas Equity Partners, LP (8)	$141,592	$141,592

WES leverage ratio (11)	3.61x	3.58x

(1)	Represents cash interest income WES receives annually from Anadarko with respect to the $260.0 million 30-year note bearing interest at a fixed annual rate of 6.50% together with earned interest income on intercompany balances related to assets acquired from Anadarko for periods prior to their acquisition. Beginning December 7, 2011, Anadarko discontinued charging interest on intercompany balances.

(2)	Assumes that the currently outstanding WES debt balance of $1.17 billion, consisting of $500 million of the 2021 Notes and $670 million of the 2022 Notes, was in place at the beginning of each period, less adjustments made for capitalized interest and includes approximately $14,000 and $51,000 of cash interest expense attributable to working capital borrowings for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively. We have not deducted capitalized interest from the calculation of cash interest expense.

(3)	Represents the amount paid by WES primarily for Texas margin taxes. There will likely be no incremental Texas margin tax attributable to WGP.

(4)	Represents the amount of equity-based compensation expense incurred by WES that is not expected to be settled in cash. No pro forma adjustments have been made for the amounts incurred under the Amended and Restated Western Gas Holdings, LLC Equity Incentive Plan (the “Incentive Plan”) as a result of this offering that will be settled in cash because such amounts will be ultimately funded by Anadarko. For a description of the Incentive Plan, please read “Management—Executive Compensation Discussion and Analysis.”

(5)	Includes WES’s share of depreciation, amortization and impairments; other expense; and other income attributable to Chipeta.

(6)	WES defines Adjusted EBITDA as net income (loss) attributable to Western Gas Partners, LP, plus distributions from equity investees, non-cash equity-based compensation expense, expense in excess of the expense reimbursement cap provided in the WES omnibus agreement (if applicable), interest expense, income tax expense, depreciation, amortization and impairments, and other expense, less income from equity investments, interest income, income tax benefit, and other income.

(7)	Represents working capital borrowings used to fund distributions.

(8)	Amounts shown exclude all sources and uses of cash which do not affect available cash, including expansion capital expenditures, acquisitions and related financing activities during the periods shown. While the proceeds received by WES from equity offerings used in financing activities (including the proceeds from the sale of WES common units and general partner units to WGP in connection with this offering) would be considered available cash under the terms of WES’s partnership agreement, a distribution of such proceeds would be considered a return of capital and WES does not intend to pay distributions to its partners that would constitute a return of capital. Accordingly, we have excluded such equity proceeds as they would overstate the available cash that we believe would have been distributable to WES’s partners.

(9)	Assumes no exercise of the underwriters’ over-allotment option. If the underwriters were to exercise their over-allotment option in full, the number of outstanding WES common units and general partner units would increase to 104,660,553 and 2,135,931, respectively, as a result of the assumed purchase of 1,147,504 WES common units and 23,418 WES general partner units by WGP with the net proceeds of the exercise of the over-allotment option. In such event, the pro forma distributions to Western Gas Equity Partners, LP for each of the year ended December 31, 2011 and the twelve months ended September 30, 2012 would increase to $147.5 million, and the pro forma aggregate annualized initial quarterly distribution of Western Gas Equity Partners, LP for each of the year ended December 31, 2011 and the twelve months ended September 30, 2012 would increase to $144.5 million.

(10)	Reflects estimated cash expenses associated with being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; and registrar and transfer agent fees.

(11)

The WES RCF contains various customary covenants, including a covenant to maintain a maximum consolidated leverage ratio (which is defined in the credit facility as the ratio of consolidated indebtedness as of the last day of a fiscal quarter to consolidated earnings before interest, taxes, depreciation and amortization for the most recent four consecutive fiscal quarters ending on such day) of 5.0 to 1.0, or a consolidated leverage ratio of 5.5 to 1.0 with respect to quarters ending in the 270-day period immediately following certain acquisitions. The leverage ratio is calculated using the aforementioned assumptions and should not be interpreted as WES’s actual leverage ratio for the periods presented.

Estimated Minimum Necessary WES Adjusted EBITDA to Enable Us to Pay the Aggregate Annualized Initial Quarterly Distribution for the Year Ending December 31, 2013

In order to have sufficient available cash to pay the aggregate annualized initial quarterly distribution on all of our outstanding common units for the year ending December 31, 2013, we estimate that we must receive cash distributions from WES of at least $144.6 million. In order for WES to pay us cash distributions that would permit us to pay the full initial quarterly distribution on all of our outstanding common units for the year ending December 31, 2013 (including common units issuable pursuant to an exercise of the underwriters’ over-allotment option), we estimate that WES must generate Adjusted EBITDA of at least $340.0 million. WES defines Adjusted EBITDA as net income (loss) attributable to Western Gas Partners, LP, plus distributions from equity investees, non-cash equity–based compensation expense, expense in excess of the expense reimbursement cap provided in the WES omnibus agreement (if applicable), interest expense, income tax expense, depreciation, amortization and impairments, and other expense, less income from equity investments, interest income, income tax benefit, and other income. Adjusted EBITDA should not be considered an alternative to net income, net cash provided by operating activities, or any other measure of financial performance calculated in accordance with generally accepted accounting principles in the United States (“GAAP”).

The table below is intended to be an indicator or benchmark of the amount management considers to be the minimum amount of WES Adjusted EBITDA necessary for WES to pay distributions to its partners, including us, which will enable us to have sufficient available cash to pay the initial quarterly distribution of $0.165 per common unit per quarter (or $0.660 per common unit on an annualized basis) on our common units for the year ending December 31, 2013 (including common units issuable pursuant to an exercise of the underwriters’ over-allotment option). The baseline estimate of WES Adjusted EBITDA should not be viewed as management’s full projection of WES’s expected operating results and financial performance for the year ending December 31, 2013. Similarly, such baseline estimate is not intended to modify or replace the guidance that WES provides on an annual basis. Our management believes that WES’s actual Adjusted EBITDA during the year ending December 31, 2013 will exceed the amount presented below.

We believe that our partnership interests in WES, including the incentive distribution rights, will generate sufficient cash flow to enable us to pay the aggregate annualized initial quarterly distribution on all of our common units for the year ending December 31, 2013. You should read the footnotes to the table below for a discussion of the material assumptions underlying this belief. Our belief is based on several assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect WES to take. While we believe that these assumptions are reasonable in light of our current expectations regarding future events, the assumptions underlying our belief are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If WES’s expected results of operations are not realized, the amount of cash that WES distributes to us could be substantially less than that currently expected and could, therefore, be insufficient to permit us to pay the initial quarterly distribution, or any distribution, on our common units, which could cause the market price of our common units to decline materially. Consequently, our belief that we will have sufficient available cash to pay the initial quarterly distribution on all of our common units for the year ending December 31, 2013 should not be regarded as a representation by us, the underwriters or any other person that we will declare and pay such a distribution.

We have prepared the table below and related disclosure to substantiate our belief that we will have sufficient available cash to pay the aggregate annualized initial quarterly distribution on all of our common units for the year ending December 31, 2013. The statements made below are forward-looking statements and should be read together with the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The financial information below was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate sufficient available cash to pay the aggregate annualized initial quarterly distribution on all of our common units for the year ending December 31, 2013. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and we undertake no obligation to release publicly the results of any future revisions we may make to this financial information to reflect events or circumstances after the date of this prospectus. As a result, readers of this prospectus are cautioned not to place undue reliance on this financial information.

Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information.

When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and consolidated results of operations to vary significantly from those set forth in the table below.

Western Gas Equity Partners, LP

Estimated Minimum Necessary WES Adjusted EBITDA

Year Ending December 31, 2013
(in thousands, except ratio)
Western Gas Partners, LP
Estimated Minimum Necessary Adjusted EBITDA attributable to Western Gas Partners, LP (1)	$339,803
Less:
Cash interest expense (2)	55,675
Cash income taxes (3)	249
Maintenance capital expenditures (4)	38,150
Plus:
Cash interest income (5)	16,900

Estimated available cash of Western Gas Partners, LP	$262,630
Less:
Expansion capital expenditures (6)	325,901
Plus:
Proceeds from sale of units to WGP to fund expansion capital expenditures (7)	325,901

Estimated available cash of Western Gas Partners, LP	$262,630
Distributions to non-affiliated owners of WES (8)	$115,158
Distributions to Western Gas Equity Partners, LP (8)
2% general partner interest	5,195
Incentive distribution rights	39,247
Common units	100,149

Total distributions to Western Gas Equity Partners, LP	$144,592

Total distributions of Western Gas Partners, LP	$259,749

Excess of estimated available cash of Western Gas Partners, LP over total distributions of Western Gas Partners, LP(8)	$2,881

Western Gas Equity Partners, LP
Distributions from Western Gas Partners, LP	$144,592
Less:
General and administrative expenses (9)	3,000

Estimated available cash of Western Gas Equity Partners, LP	$141,592
Aggregate annualized initial quarterly distribution of Western Gas Equity Partners, LP (8)	$141,592
WES leverage ratio (10)	3.44x

(1)	In order to have sufficient available cash to pay the aggregate annualized initial quarterly distribution on all of our outstanding common units for the year ending December 31, 2013, we estimate that we must receive cash distributions from WES of at least $144.6 million. In order for WES to pay us cash distributions that would permit us to pay the full initial quarterly distribution on all of our outstanding common units for the year ending December 31, 2013 (including common units issuable pursuant to an exercise of the underwriters’ over-allotment option), we estimate that WES must generate Adjusted EBITDA of at least $340.0 million for the year ending December 31, 2013, as compared to pro forma Adjusted EBITDA of $324.3 million and $327.4 million for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively.

This table is intended to be an indicator or benchmark of the amount management considers to be the lowest amount of WES Adjusted EBITDA necessary for WES to pay distributions to its partners,

including us, which will enable us to have sufficient available cash to pay the initial quarterly distribution of $0.165 per common unit per quarter (or $0.660 per common unit on an annualized basis) on our common units for the year ending December 31, 2013 (including common units issuable pursuant to an exercise of the underwriters’ over-allotment option). The baseline estimate of WES Adjusted EBITDA should not be viewed as management’s full projection of WES’s expected operating results and financial performance for the year ending December 31, 2013. Similarly, such baseline estimate is not intended to modify or replace the guidance that WES provides on an annual basis. As discussed in more detail in footnote 8 below, our management believes that WES’s Adjusted EBITDA during the year ending December 31, 2013 will exceed the amount presented below.

Our calculation of estimated throughput presented below represents our estimate of the minimum throughput that we believe necessary for WES to generate sufficient Adjusted EBITDA to enable us to pay our annualized initial quarterly distribution on all of our common units if the aggregate offering size increases as described above. We calculated this estimated minimum throughput as follows:

•

We adjusted the estimated minimum Adjusted EBITDA attributable to WES of $340.0 million for certain items, including forecasted property and ad valorem taxes and general and administrative expenses, to derive an estimated minimum gross margin;

•

We divided the resulting estimated minimum gross margin into gross margin attributable to (i) gathering, treating and transportation, (ii) processing and (iii) equity investment, based on the percentage that each subset represents in the current 2013 forecast for WES; and

•	We divided each category of minimum gross margin by the applicable gross margin per Mcf included in the current 2013 forecast for WES, which yielded a minimum estimated throughput for each category.

The Estimated Minimum Necessary WES Adjusted EBITDA is based on a number of significant assumptions, including the following:

•

Total gathering, treating and transportation throughput of 1,196 MMcf/d for the year ending December 31, 2013, as compared to 1,321 MMcf/d and 1,268 MMcf/d for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively.

•

Total processing throughput of 1,106 MMcf/d for the year ending December 31, 2013, as compared to 962 MMcf/d and 1,143 MMcf/d for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively.

•

Total equity investment throughput of 157 MMcf/d for the year ending December 31, 2013, as compared to 198 MMcf/d and 231 MMcf/d for the year ended December 31, 2011 and twelve months ended September 30, 2012, respectively.

•

Reported throughput volumes will continue to exclude average NGL pipeline volumes and WES’s 10% share of White Cliffs pipeline volumes, both of which are measured in barrels. We assume throughput on WES’s NGL pipeline of 26 MBbls/d for the year ending December 31, 2013, as compared to 24 MBbls/d and 26 MBbls/d for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively. We assume throughput attributable to WES’s 10% share of White Cliffs of 6 MBbls/d for the year ending December 31, 2013, as compared to 4 MBbls/d and 6 MBbls/d for the year ended December 31, 2011 and twelve months ended September 30, 2012, respectively.

•

Equity income of $17.2 million for the year ending December 31, 2013, as compared to $11.3 million and $14.3 million for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively. The assumed increase is primarily attributable to additional anticipated transportation volumes for the White Cliffs pipeline.

•

Distributions from equity investees of $22.1 million for the year ending December 31, 2013, as compared to $16.0 million and $19.6 million for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively. The assumed increase is primarily related to additional anticipated transportation volumes for the White Cliffs pipeline.

•

Equity-based compensation expense related to employees seconded to WES of $2.8 million for the year ending December 31, 2013, as compared to $13.8 million and $23.9 million for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively. The assumed decrease is primarily due to the settlement, in cash, of liabilities related to the Incentive Plan in conjunction with the closing of this offering. We will not have an equity compensation plan similar to the Incentive Plan, in which the value of the awards is tied to the value of the general partner of WES. Although we will have a typical long-term incentive plan, we expect that awards under this plan will be settled in our common units (as opposed to cash-settled liability-based awards granted under the Incentive Plan), and we therefore anticipate significantly lower equity-based compensation expense in the future relative to awards under the Incentive Plan. Please read “Management—Executive Compensation Discussion and Analysis” for more information.

•	WES does not consummate any material acquisitions from Anadarko or third parties during the year ending December 31, 2013.

•

WES does not issue any common units, general partner units or other partnership securities during the year ending December 31, 2013, other than common units and general partner units to be issued to us in connection with this offering.

•

Our general partner does not approve any waiver, reduction, limitation or modification of or to WES’s incentive distribution rights that would alter incentive distributions during the year ending December 31, 2013.

•

There will not be any new federal, state or local regulation of the portions of the energy industry in which we and WES operate, or any new interpretations of existing regulations, that will be materially adverse to our or WES’s business.

•

There will not be any major adverse change in the portions of the energy industry in which we and WES operate resulting from supply or production disruptions, reduced demand for our products or services, or significant changes in the market prices of natural gas or NGLs.

•	Market, insurance and overall economic conditions will not change substantially.

We cannot assure you that any of the assumptions summarized above, or any other assumptions upon which our Estimated Minimum Necessary WES Adjusted EBITDA is based, will prove to be correct. If the assumptions are incorrect or not achieved, we may not have sufficient available cash to make the contemplated distributions.

(2)	We assume consolidated cash interest expense of approximately $55.7 million for the year ending December 31, 2013, as compared to $53.7 million for each of the year ended December 31, 2011 and the twelve months ended September 30, 2012 on a pro forma basis. Cash interest expense is assumed to be comprised of the following components:

(i) approximately $2.0 million of interest expense associated with the annual commitment fee of approximately 0.25% on the unused borrowing capacity under the WES RCF. We have assumed that the weighted-average interest rate on the WES RCF during the year ending December 31, 2013 will not exceed 1.74%;

(ii) approximately $26.8 million of interest expense associated with the 2022 Notes; and

(iii) approximately $26.9 million of interest expense associated with the 2021 Notes.

(3)	Represents the amount paid by WES primarily for Texas margin taxes. There will likely be no incremental Texas margin tax attributable to WGP.

(4)	We assume maintenance capital expenditures of $38.2 million for the year ending December 31, 2013, as compared to $28.4 million and $33.3 million for the year ended December 31, 2011 and twelve months ended September 30, 2012, respectively. The assumed increase in maintenance capital expenditures is primarily attributable to WES’s growing asset base and the resulting increased integrity expenditures.

(5)	Represents cash interest income WES receives annually from Anadarko with respect to the $260.0 million 30-year note bearing interest at a fixed annual rate of 6.50% together with earned interest income on intercompany balances related to assets acquired from Anadarko for periods prior to their acquisition. Beginning December 7, 2011, Anadarko discontinued charging interest on intercompany balances.

(6)	We assume expansion capital expenditures of $325.9 million for the year ending December 31, 2013, as compared to $87.5 million and $249.2 million for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively. The expected increase in expansion capital expenditures is primarily attributable to amounts WES anticipates spending on the Lancaster Plant, the Brasada Plant, the expansion of the Red Desert system, and the continued expansion of its DJ Basin assets.

(7)	We assume that WES will fund its $325.9 million of expected expansion capital for the year ending December 31, 2013 with the net proceeds received by WES from the sale of common units and general partner units to us in connection with this offering. While such net proceeds received by WES are a non-recurring source of funds for WES, we believe that WES will be able to satisfy its liquidity needs subsequent to December 31, 2013, including for funding expansion capital expenditures, through cash and cash equivalents, cash flows generated from operations, including interest income on its $260.0 million note receivable from Anadarko, available borrowings under the WES RCF, and issuances of additional equity or debt securities. We anticipate that WES would have approximately $793 million of available borrowing capacity under the WES RCF as of December 31, 2013 (after giving effect to the projected approximately $6.6 million of letters of credit) as compared to approximately $800 million of available borrowing capacity as of September 30, 2012.

(8)	Assumes the following:

•

WES will pay a quarterly cash distribution of $0.52 per WES common unit for each quarter, which per unit distribution amount is equal to the anticipated WES cash distribution for the fourth quarter of 2012;

•

103,513,049 and 2,112,512 outstanding WES common units and general partner units, including the assumed 7,575,462 WES common units and 154,601 WES general partner units to be purchased by WGP in connection with the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

As noted above, our estimated minimum distributions from WES are based on an assumption that WES will pay a distribution of $0.52 per unit with respect to each quarter during the year ending December 31, 2013. We believe that this minimum distribution from WES is achievable because, in connection with its third quarter earnings announcement, WES:

•

reaffirmed its distribution growth guidance of 16-20% for the full year 2012. In order to achieve this distribution growth in 2012, it is anticipated that WES will raise its distribution with respect to the fourth quarter of 2012 to $0.52 per unit; and

•

announced that it expects to raise its quarterly distribution by a minimum of 15% in 2013, which implies that it expects to raise its quarterly distribution by an average of $0.02 per quarter in 2013, consistent with WES’s $0.02 increases in its quarterly distribution in each of the last four quarters.

We further believe that it is reasonable to expect WES to achieve the financial performance necessary to generate the estimated minimum necessary Adjusted EBITDA and deliver the expected distribution growth due to the following:

•

WES’s largest asset position is in the DJ Basin in Colorado, where Anadarko has announced rates of return of over 100% on wells drilled and an increase in its rig count from seven to ten rigs in the second half of 2012;

•	WES’s third cryogenic train at Chipeta was completed in October 2012;

•

WES’s trailing twelve month Adjusted EBITDA reflects the impact of its recently acquired additional 24% interest in Chipeta only from August 1, 2012, whereas its 2013 operating results will include this additional interest for the full year;

•	WES has announced that it expects its Brasada plant will become operational in the second quarter of 2013;

•

throughput volumes for the White Cliffs pipeline are expected to increase due to (i) continued robust drilling activity in the Wattenberg Field, (ii) White Cliff’s recently announced binding open season to expand capacity on the White Cliffs Pipeline by approximately 80,000 barrels per day and (iii) White Cliffs’ status as the only pipeline delivering crude oil out of the basin and to the crude oil marketing hub in Cushing, Oklahoma;

•	the fixed prices established in WES’s commodity price swap agreements with Anadarko will be higher in 2013 than they were in 2012 with respect to substantially all of WES’s assets;

•

given its issuance of $150 million of additional senior notes due 2022 in October 2012, WES anticipates that it will have at least $790 million available for borrowing under its revolving credit facility at the beginning of 2013; and

•	since its initial public offering, WES has a consistent track record of executing accretive acquisitions either from Anadarko or third parties.

If the underwriters’ over-allotment option is exercised, we will use the resulting additional proceeds to purchase additional WES common and general partner units. We believe the excess of estimated available cash of Western Gas Partners, LP over total distributions of Western Gas Partners, LP presented in the table above would equal the amount needed to enable WES to distribute sufficient additional cash to us to permit us to pay the initial quarterly distribution on the common units we would issue in this offering if the underwriters’ over-allotment option were exercised.

(9)	We estimate that our incremental general and administrative expenses associated with being a publicly traded partnership will not exceed $3.0 million for the year ending December 31, 2013.

(10)	The WES RCF contains various customary covenants, including a covenant to maintain a maximum consolidated leverage ratio (which is defined in the WES RCF as the ratio of consolidated indebtedness as of the last day of a fiscal quarter to consolidated earnings before interest, taxes, depreciation and amortization for the most recent four consecutive fiscal quarters ending on such day) of 5.0 to 1.0, or a consolidated leverage ratio of 5.5 to 1.0 with respect to quarters ending in the 270-day period immediately following certain acquisitions. The leverage ratio is calculated using the aforementioned assumptions and should not be interpreted as WES’s projected leverage ratio for the year ending December 31, 2013.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Our partnership agreement requires that, within 55 days after the end of each quarter, beginning with the quarter ending December 31, 2012, we distribute all of our available cash to unitholders of record on the applicable record date. We will pro rate the initial quarterly distribution based on the number of days in the period from the closing of the offering through December 31, 2012.

Definition of Available Cash

Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including to satisfy general, administrative and other expenses and any debt service requirements);

•	permit WES GP to make capital contributions to WES if we choose to maintain our 2.0% general partner interest upon the issuance of additional partnership securities by WES;

•	comply with applicable law, any of our future debt instruments or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•

plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may own common units or other equity securities in us and is entitled to receive cash distributions on any such interests.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law and, thereafter, we will distribute any remaining proceeds to the unitholders and our general partner in accordance with their respective capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Our Sources of Distributable Cash

Our only cash-generating assets are our partnership interests in WES. Therefore, our cash flow and resulting ability to make cash distributions will be completely dependent upon the ability of WES to make cash distributions in respect of those partnership interests. The actual amount of cash that WES will have available for distribution will primarily depend on the amount of cash it generates from its operations. The actual amount of this cash will fluctuate from quarter to quarter based on certain factors, including:

•	the level of capital expenditures it makes;

•	the level of its operating and maintenance and general and administrative costs;

•	its debt service requirements and other liabilities;

•	fluctuations in its working capital needs;

•	its ability to borrow funds and access capital markets;

•	its treatment as a flow-through entity for U.S. federal income tax purposes;

•	restrictions contained in debt agreements to which it is a party; and

•	the amount of cash reserves established by WES GP.

Our Partnership Interests in WES

All of our cash flows are generated from the cash distributions we receive with respect to our partnership interests in WES, which upon completion of this offering will consist of the following:

•	2,112,512 WES general partner units, representing a 2.0% general partner interest in WES;

•

all of the incentive distribution rights in WES, which entitle us to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and

•	48,148,701 WES common units, representing a 45.6% limited partner interest in WES.

Distributions by WES of Available Cash from Operating Surplus

WES’s partnership agreement provides that distributions of available cash from operating surplus for any quarter will be made in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to WES’s general partner until WES distributes for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—WES Incentive Distribution Rights” below.

WES Incentive Distribution Rights

The right of WES GP, our wholly owned subsidiary and the general partner of WES, to receive incentive distributions is contained in WES’s partnership agreement. WES’s partnership agreement provides that if a quarterly cash distribution to WES’s common units exceeds a target of $0.345 per common unit and WES has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution of $0.30 per common unit, then WES will distribute any additional available cash from operating surplus for that quarter among the unitholders and its general partner, WES GP, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to WES’s general partner, until each unitholder receives a total of $0.345 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to WES’s general partner, until each unitholder receives a total of $0.375 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to WES’s general partner, until each unitholder receives a total of $0.450 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to WES’s general partner.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows our selected historical and pro forma financial and operating data, in each case for the periods and as of the dates indicated. The selected historical consolidated statements of income and cash flow data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 are derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated statements of income and cash flow data for the years ended December 31, 2007 and 2008 and the balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our unaudited historical consolidated financial statements not included in this prospectus. The selected historical consolidated statements of income and cash flow data for the nine months ended September 30, 2011 and 2012 and the balance sheet data as of September 30, 2012 are derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus. Our financial statements consolidate WES and its general partner, WES GP, which is a wholly owned subsidiary of ours. This financial information is an integral part of, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have no separate operating activities apart from those conducted by WES, and our cash flows consist of distributions from WES on the partnership interests we own. Accordingly, the selected historical consolidated financial data set forth in the following table primarily reflect the operating activities and results of operations of WES. Since we own and control WES GP, we reflect our ownership interest in WES on a consolidated basis, which means that our financial results are combined with those of WES and WES GP.

The unaudited pro forma financial data below has been prepared as if certain transactions to be effected at the closing of this offering had taken place on September 30, 2012, in the case of the pro forma balance sheet, and on January 1, 2011, in the case of the pro forma statement of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012. These transactions include the following:

•

the receipt of net proceeds of $355.6 million, after deducting underwriting discounts, the structuring fee and offering expenses, from the issuance and sale of 17,181,000 common units at an initial offering price of $22.00 per common unit;

•

the use of the net proceeds from this offering to purchase 7,575,462 WES common units and to make a capital contribution to WES on behalf of WES GP in exchange for 154,601 WES general partner units in order to maintain WES GP’s 2.0% general partner interest in WES, as described in “Use of Proceeds;” and

•	WES’s use of the funds received from us for general partnership purposes.

For a description of all of the assumptions used in preparing the unaudited selected pro forma financial data, you should read the notes to our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The pro forma financial data should not be considered as indicative of the historical results we would have had or the future results that we will have after this offering.

	Historical							Pro Forma
	Year Ended December 31,					Nine Months Ended September 30,		Year Ended December 31, 2011	Nine Months Ended September 30, 2012
	2007	2008	2009	2010	2011	2011	2012
	(unaudited)					(unaudited)		(unaudited)
	(in thousands, except per unit and operating data)
Statement of Income Data:
Total revenues	$731,297	$922,314	$619,764	$663,274	$823,265	$608,068	$636,603	$823,265	$636,603
Costs and expenses (1)	465,224	615,456	392,808	394,276	502,168	366,556	400,991	502,168	400,991
Depreciation, amortization and impairments	82,396	116,381	90,692	91,010	111,904	78,413	81,270	111,904	81,270

Total operating expenses	547,620	731,837	483,500	485,286	614,072	444,969	482,261	614,072	482,261

Operating income	183,677	190,477	136,264	177,988	209,193	163,099	154,342	209,193	154,342
Interest income (expense), net	(4,965)	13,110	10,762	1,449	(1,785)	(2,746)	(17,443)	(1,785)	(17,443)
Other income (expense), net	29	1,549	1,628	(538)	(44)	(895)	(287)	(44)	(287)
Income tax expense (2)	62,926	65,343	39,667	51,464	45,664	36,000	29,902	19,018	699

Net income	115,815	139,793	108,987	127,435	161,700	123,458	106,710	188,346	135,913
Net income (loss) attributable to WES public unitholders and other noncontrolling interests (3)	(92)	24,166	36,772	63,495	86,057	64,016	71,258	86,057	71,258

Net income attributable to Western Gas Equity Partners, LP	$115,907	$115,627	$72,215	$63,940	$75,643	$59,442	$35,452	$102,289	$64,655
Pro forma net income per WGP common unit									$0.30

Balance Sheet Data (at period end):
Net, property, plant and equipment	$1,617,163	$1,693,735	$1,714,006	$1,753,762	$2,052,224		$2,342,923		$2,342,923
Total assets	1,832,397	2,202,023	2,246,321	2,263,094	2,837,626		2,953,944		3,309,527
Total long-term liabilities	530,611	680,319	785,952	1,021,737	1,258,450		1,537,447		1,081,544
Total equity and partners’ capital	1,243,763	1,442,894	1,408,882	1,182,658	1,466,954		1,141,610		2,045,379

Cash Flow Data (for year end):
Net cash provided by (used in):
Operating activities	$216,955	$266,287	$186,422	$221,331	$273,222	$201,484	$197,089
Investing activities	(199,922)	(607,455)	(223,128)	(885,507)	(472,951)	(405,241)	(864,263)
Financing activities	(17,513)	377,268	70,616	621,266	399,214	428,140	488,109
Capital expenditures	192,522	164,360	121,295	138,000	142,946	78,573	258,916

Operating Data (volumes in MMcf/d):
Gathering, treating and transportation throughput (4)	1,442	1,339	1,229	1,181	1,321	1,327	1,255
Processing throughput (5)	458	557	808	815	962	940	1,182
Equity investment throughput (6)	289	304	225	228	198	191	236

Total throughput	2,189	2,200	2,262	2,224	2,481	2,458	2,673
Throughput attributable to noncontrolling interests	—	124	180	197	242	237	254

Throughput attributable to Western Gas Equity Partners, LP	2,189	2,076	2,082	2,027	2,239	2,221	2,419

(1)	Pro forma costs and expenses do not give effect to estimated annual incremental general and administrative expenses of approximately $3.0 million that we expect we will incur as a result of being a publicly traded partnership.
(2)	Prior to our conversion in September 2012 to a limited partnership, we were a single-member limited liability company, required to reflect our income tax expense and liability on a separate-return basis. Upon the completion of this offering, and similar to WES, we will be treated as a partnership for U.S. federal and state income tax purposes and therefore will not be subject to U.S. federal and state income taxes, except for the Texas margin tax.
(3)	Represents the publicly held common units of WES and WES’s noncontrolling interests in Chipeta that were held by Anadarko and a third-party member. Effective August 1, 2012, WES acquired Anadarko’s remaining interest in Chipeta, accounted for on a prospective basis.
(4)	Excludes average NGL pipeline volumes from the Chipeta assets of 3 MBbls/d, 11 MBbls/d, 14 MBbls/d, 24 MBbls/d, 23 MBbls/d and 25 MBbls/d for and the years ended December 31, 2008, 2009, 2010, 2011 and the nine months ended September 30, 2011 and 2012, respectively.
(5)	Consists of 100% of Chipeta, Granger, Hilight and Red Desert complex volumes and 50% of Newcastle system volumes for all periods presented, as well as throughput beginning March 2011 attributable to the Platte Valley system.
(6)	Represents WES’s 14.81% share of Fort Union and 22% share of Rendezvous gross volumes, and excludes WES’s 10% share of average White Cliffs pipeline volumes consisting of 3 MBbls/d, 4 MBbls/d, 3 MBbls/d and 6 MBbls/d for and the years ended December 31, 2010 and 2011 the nine months ended September 30, 2011 and 2012, respectively. WES’s 10% share of White Cliffs volumes for 2009 was not material.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We were formed by converting WGR Holdings, LLC into a limited partnership and changing its name to Western Gas Equity Partners, LP. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to (i) “we,” “us,” “our,” “Western Gas Equity Partners, LP,” and “WGP” refer to Western Gas Equity Partners, LP and its consolidated subsidiaries collectively; (ii) “our general partner” refer to Western Gas Equity Holdings, LLC, the general partner of Western Gas Equity Partners, LP; (iii) “WES” refer to Western Gas Partners, LP and its subsidiaries collectively; (iv) “WES GP” refer to Western Gas Holdings, LLC, our wholly owned subsidiary and the general partner of Western Gas Partners, LP; (v) “Anadarko” refers to Anadarko Petroleum Corporation and its consolidated subsidiaries, other than us, our general partner, WES GP, WES, and its subsidiaries; and (vi) “Affiliates” refer to wholly owned and partially owned subsidiaries of Anadarko, excluding WGP, but including Fort Union Gas Gathering, LLC (“Fort Union”), White Cliffs Pipeline, LLC (“White Cliffs”), and Rendezvous Gas Services, LLC (“Rendezvous”).

You should read the following discussion and analysis of financial condition and results of operations in conjunction with the historical and pro forma financial statements, and the notes thereto, included elsewhere in this prospectus. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding certain risks inherent in our and WES’s businesses.

Introduction

We are a Delaware limited partnership formed to own three types of partnership interests in Western Gas Partners, LP, a publicly traded limited partnership (NYSE: WES). WES is a growth-oriented Delaware master limited partnership organized by Anadarko Petroleum Corporation (NYSE: APC) to own, operate, acquire and develop midstream energy assets. Our only cash-generating assets consist of our partnership interests in WES, which upon the completion of this offering will consist of the following:

•	2,112,512 WES general partner units, representing a 2.0% general partner interest in WES;

•

all of the incentive distribution rights in WES, which entitle us to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and

•	48,148,701 WES common units, representing a 45.6% limited partner interest in WES.

We were formed in September 2012 upon the conversion of our predecessor, WGR Holdings, LLC, into a Delaware limited partnership. As of September 30, 2012, we owned 40,573,239 WES common units and, indirectly through our 100% membership interest in WES GP, 1,957,845 WES general partner units and all of the incentive distribution rights.

Based on WES’s anticipated fourth quarter cash distribution and our expected ownership of WES following this offering, we expect our initial quarterly cash distribution to be $0.165 per common unit, or $0.660 per common unit on an annualized basis. Our primary objective is to increase distributions to our unitholders over time through growth in the distributions payable with respect to our partnership interests in WES. To achieve this objective, we intend to actively monitor and support WES in the successful execution of its business strategy. In the future, we may facilitate WES’s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.

WES is required by its partnership agreement to distribute, and it has historically distributed within 45 days of the end of each quarter, all of its cash on hand at the end of each quarter, less reserves established by its general partner to provide for the proper conduct of its business or to provide funds for future distributions. Like WES, we are structured as a limited partnership and will distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner.

Our cash flows will consist of the cash distributions we receive with respect to the WES partnership interests we own. While we, like WES, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of WES. Most notably, (i) our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and (ii) our capital structure does not include incentive distribution rights. Therefore, our distributions will be allocated exclusively to our common units.

Our ownership of WES’s incentive distribution rights entitles us to receive the following percentages of cash distributed by WES at the following target cash distribution levels:

•	13.0% of all incremental cash distributed in a quarter after $0.345 has been distributed in respect of each common unit and general partner unit of WES for that quarter;

•	23.0% of all incremental cash distributed in a quarter after $0.375 has been distributed in respect of each common unit and general partner unit of WES for that quarter; and

•	the maximum sharing level of 48.0% of all incremental cash distributed in a quarter after $0.450 has been distributed in respect of each common unit and general partner unit of WES for that quarter.

The cash distributions we receive from WES are tied to (i) WES’s per unit distribution level and (ii) the number of WES common units outstanding. An increase in either factor (assuming the other factor remains constant or increases) will generally result in an increase in the amount of cash distributions we receive from WES. Since its initial public offering, WES has engaged in transactions that have resulted in significant increases in both its per unit distribution level and outstanding equity capitalization, and we expect WES to engage in similar transactions in the future. WES has increased its quarterly cash distribution from $0.30 per common unit, or $1.20 on an annualized basis, for the quarter ended June 30, 2008, to $0.50 per common unit, or $2.00 on an annualized basis, for the quarter ended September 30, 2012. During the same period, WES issued a total of 42.9 million common units.

Our discussion of WES Adjusted EBITDA for the year ending December 31, 2013, included elsewhere in this prospectus, assumes a WES quarterly distribution of $0.52 per unit, because based on WES’s fourth quarter operating results to date, the management of WES GP has informed us that it plans to recommend that the WES GP board of directors approve an increase in WES’s distribution with respect to the fourth quarter of 2012 to $0.52 per WES common unit. This distribution increase for the fourth quarter of 2012 has not been submitted to, or approved by, the board of directors of WES GP and is therefore subject to change. Please read “Risk Factors – Risks Inherent in an Investment in Us – Our only cash-generating assets are our ownership interests in WES, and our cash flow is therefore completely dependent upon the ability of WES to make cash distributions to its partners.”

Based on WES’s ownership structure after giving effect to our acquisition of WES common units and general partner units in connection with the closing of this offering as described under “Use of Proceeds,” WES’s anticipated fourth quarter 2012 distribution of $0.52 per common unit will result in a quarterly distribution to us of $36.1 million, or approximately $144.6 million on an annualized basis, consisting of (i) $25.0 million from distributions on our WES common units, (ii) $1.3 million from distributions on our WES general partner units and (iii) $9.8 million from distributions on our incentive distribution rights. We are currently receiving distributions at the highest level on our incentive distribution rights and therefore will receive 48.0% of the cash that WES distributes in excess of $0.450 per common unit, if any. As a result, the cash distributions we receive from WES with respect to the incentive distribution rights will increase more rapidly than those with respect to our WES common and general partner units.

Financial Presentation

Because WGP controls WES GP, which in turn controls WES, we reflect our ownership interest in WES on a consolidated basis, which means that our financial results are combined with those of WES and WES GP. The publicly held limited partner interests in WES are reflected as noncontrolling interests in our results of operations. We have no separate operating activities apart from those conducted by WES, and our operating cash flows consist of distributions from WES on the partnership interests we own. Accordingly, our results of operations do not differ materially from the results of operations of WES, with the reconciling items between WGP’s consolidated financial statements and those of WES consisting primarily of: (i) the presentation of noncontrolling interests in WGP that are held by the limited partners of WES other than WGP, (ii) the elimination of WES GP’s investment in WES with WES GP’s underlying capital account and (iii) the recognition of the liabilities for awards issued pursuant to the Incentive Plan. These items, and certain tax issues specific to WGP insofar as they generate differences from WES’s historical financial statements, are described in “—Items Affecting the Comparability of Financial Results—Western Gas Equity Partners, LP” below, with the remainder of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” consisting solely of a discussion of the operating activities and results of operations of WES. WES’s historical results of operations do not reflect the incremental general and administrative expenses we expect to incur as a result of being a publicly traded partnership, which we expect to be approximately $3.0 million per year.

Unless the context otherwise indicates, references to the assets and operations of WES in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are to the assets owned by WES as of September 30, 2012. In May 2008, WES closed its initial public offering. Concurrently with the closing of the offering, Anadarko contributed to WES the assets and liabilities of Anadarko Gathering Company LLC (“AGC”), Pinnacle Gas Treating LLC (“PGT”) and MIGC, which are referred to as the “initial assets.” In December 2008, WES completed the acquisition of the Powder River assets from Anadarko, which included (i) the Hilight system, (ii) a 50% interest in the Newcastle system and (iii) a 14.81% membership interest in Fort Union.

The following table presents the acquisitions completed by WES during the years ended December 31, 2009, 2010 and 2011, and the nine months ended September 30, 2012, and identifies the funding sources for such acquisitions:

	Acquisition Date	Percentage Acquired	Borrowings	Cash On Hand	WES Common Units Issued	WES GP Units Issued
	(in thousands, except unit and percent amounts)
Chipeta (1)	07/01/09	51%	$101,451	$4,638	351,424	7,172
Granger (2)	01/29/10	100%	210,000	31,680	620,689	12,667
Wattenberg (3)	08/02/10	100%	450,000	23,100	1,048,196	21,392
White Cliffs (4)	09/28/10	10%	—	38,047	—	—
Platte Valley (5)	02/28/11	100%	303,000	602	—	—
Bison (6)	07/08/11	100%	—	25,000	2,950,284	60,210
MGR (7)	01/13/12	100%	299,000	159,587	632,783	12,914
Chipeta (8)	08/01/12	24%	—	128,250	151,235	3,086

(1)	The assets acquired from Anadarko included a 51% membership interest in Chipeta, together with an associated NGL pipeline. These assets provide processing and transportation services in the Greater Natural Buttes area in Uintah County, Utah. Chipeta owns a natural gas processing plant with one refrigeration unit and two cryogenic units. In November 2009, Chipeta acquired the Natural Buttes plant from a third party for $9.1 million, of which $4.5 million was contributed by the noncontrolling interest owners to fund their proportionate share of the acquisition cost. The 51% membership interest in Chipeta and associated NGL pipeline are referred to collectively as the “initial Chipeta assets,” and the acquisition is referred to as the “initial Chipeta acquisition.”
(2)	The assets acquired from Anadarko included (i) the Granger gathering system with related compressors and other facilities, and (ii) the Granger complex, consisting of two cryogenic trains, one refrigeration train, an NGL fractionation facility and ancillary equipment. We refer to these assets, located in southwestern Wyoming, as the “Granger assets” and to the acquisition as the “Granger acquisition.”
(3)	The assets acquired from Anadarko included the Wattenberg gathering system and related facilities, including the Fort Lupton processing plant. We refer to these assets, located in the Denver-Julesburg Basin, north and east of Denver, Colorado, as the “Wattenberg assets” and to the acquisition as the “Wattenberg acquisition.”

(4)	White Cliffs owns a crude oil pipeline that originates in Platteville, Colorado and terminates in Cushing, Oklahoma, and which became operational in June 2009. The acquisition of a 0.4% interest in White Cliffs and related purchase option from Anadarko, combined with the acquisition of an additional 9.6% interest in White Cliffs from a third party, are referred to collectively as the “White Cliffs acquisition.” The membership interest in White Cliffs is referred to as the “White Cliffs investment.”
(5)	The assets acquired from a third party include (i) a natural gas gathering system and related compression and other ancillary equipment, and (ii) cryogenic gas processing facilities. We refer to these assets, located in the Denver-Julesburg Basin, as the “Platte Valley assets” and to the acquisition as the “Platte Valley acquisition.” An adjustment to intangible assets of $1.6 million was recorded in August 2011, representing the final allocation of the purchase price.
(6)	The Bison gas treating facility acquired from Anadarko is located in the Powder River Basin in northeastern Wyoming, and includes three amine treating units, compressor units, and generators. We refer to these assets as the “Bison assets” and to the acquisition as the “Bison acquisition.” The Bison assets are the only treating and delivery point into the third-party-owned Bison pipeline.
(7)	Mountain Gas Resources LLC (“MGR”), acquired from Anadarko, owns (i) the Red Desert complex, located in the greater Green River Basin in southwestern Wyoming, which includes the Patrick Draw processing plant, the Red Desert processing plant, gathering lines, and related facilities, (ii) a 22% interest in Rendezvous, which owns a gathering system serving the Jonah and Pinedale Anticline fields in southwestern Wyoming, and (iii) certain additional midstream assets and equipment. We refer to these assets as the “MGR assets” and to the acquisition as the “MGR acquisition.”
(8)	On August 1, 2012, WES acquired Anadarko’s remaining 24% membership interest in Chipeta, with distributions related to the additional interest beginning July 1, 2012, bringing WES’s total membership interest in Chipeta to 75%. The 24% membership interest in Chipeta is referred to as the “additional Chipeta assets” and the acquisition is referred to as the “additional Chipeta acquisition.” The 25% membership interest held by a third party is reflected as a noncontrolling interest in WES’s consolidated financial statements for all periods.

Anadarko acquired MIGC, the Powder River assets, the Granger assets and the MGR assets in connection with its August 2006 acquisition of Western Gas Resources, Inc. (“Western”) and acquired its then 75% interest in Chipeta and the Wattenberg assets in connection with its August 2006 acquisition of Kerr-McGee Corporation (“Kerr-McGee”). Anadarko made its initial investment in White Cliffs on January 29, 2007.

Because Anadarko controls WES through its ownership of WES GP, WES’s acquisitions from Anadarko are considered transfers of net assets between entities under common control. As such, the assets WES acquired from Anadarko were initially recorded at Anadarko’s historic carrying value, which does not correlate to the total acquisition price paid by WES. Further, after an acquisition of assets from Anadarko, WES may be required to recast its financial statements to include the activities of such assets as of the date of common control. WES’s consolidated financial statements include (i) the combined financial results and operations of AGC and PGT from their inception through the closing date of WES’s initial public offering and (ii) the consolidated financial results and operations of WES and its subsidiaries from the closing date of its initial public offering combined with (a) the financial results and operations of MIGC, the Powder River assets, the Granger assets and the MGR assets from August 23, 2006, (b) the financial results and operations of the initial Chipeta assets and Wattenberg assets, from August 10, 2006, (c) the 0.4% interest in White Cliffs from January 29, 2007, (d) the financial results and operations of the Bison assets, which Anadarko began construction of in 2009 and placed in service in June 2010, and (e) the financial results and operations of the additional Chipeta assets from August 1, 2012.

As we consolidate our financial statements with those of WES, the consolidated financial statements included in this prospectus for periods prior to WES’s acquisition of assets under common control have been prepared from Anadarko’s historical cost-basis and may not necessarily be indicative of the actual results of operations that would have occurred if WES had owned the assets during the periods reported.

Cash Distributions

The following table sets forth the distributions that WES has paid in respect of its general partner interest and incentive distribution rights for the periods indicated. We may not distribute all of the cash that we receive from WES to our unitholders, as our general partner may establish reserves for general, administrative and other expenses, future distributions and other purposes.

	Cash Distributions Made by WES (1)
	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except unit and per unit amounts)
Cash distribution paid per common unit by WES (2)	$1.260	$1.440	$1.655	$1.215	$1.440
Average number of WES common units outstanding (2)	57,795,971	69,593,387	86,682,967	85,319,362	94,163,750
Total cash distributions made by WES to all partners	$74,430	$103,364	$152,581	$109,554	$154,824
Cash distributions paid by WES to WES GP:
Distributions on general partner interest	1,489	2,066	3,052	2,191	3,096
Distributions on incentive distribution rights	—	792	5,795	3,569	16,028

Total cash distributions received by WES GP	$1,489	$2,858	$8,847	$5,760	$19,124

Distributions to WES GP as a percentage of total cash distributions	2%	3%	6%	5%	12%
Percentage growth of distributions to WES GP over prior periods (3)	—	92%	209%	138%	157%

(1)	Distributions declared for a quarter are paid 45 days following the end of such quarter. Distributions for the fourth quarter are declared and paid in the year following such quarter.
(2)	Average number of WES common units outstanding on the distribution record dates for the periods presented includes 26,536,306 subordinated units, which were converted to common units on a one-for-one basis in August 2011.
(3)	The percentage growth for the nine months ended September 30, 2011, is based on distributions of $2.4 million for the nine months ended December 31, 2010, and the percentage growth for the nine months ended September 30, 2012, is based on distributions of $7.4 million for the nine months ended December 31, 2011.

Overview of WES

WES’s results are driven primarily by the volumes of natural gas and NGLs it gathers, processes, treats or transports through its systems. For the year ended December 31, 2011 and the nine months ended September 30, 2012, approximately 79% of WES’s total revenues and 70% and 68%, respectively, of its throughput (excluding equity investment revenues and throughput) was attributable to transactions with Anadarko.

In its gathering operations, WES contracts with producers and customers to gather natural gas from individual wells located near its gathering systems. WES connects wells to gathering lines through which natural gas may be compressed and delivered to a processing plant, treating facility or downstream pipeline, and ultimately to end users. WES also treats a significant portion of the natural gas that it gathers so that it will satisfy required specifications for pipeline transportation.

WES has received significant dedications from its largest customer, Anadarko, solely with respect to the gathering systems connected to the Wattenberg, Dew/Pinnacle, Haley, Helper, Clawson and Hugoton gathering systems. Specifically, Anadarko has dedicated to WES pursuant to the terms of its applicable gathering agreements all of the natural gas production it owns or controls from (i) wells that are currently connected to such gathering systems, and (ii) additional wells that are drilled within one mile of wells connected to such gathering systems, as those systems currently exist and as they are expanded to connect additional wells in the future. As a result, this dedication will continue to expand as long as additional wells are connected to these gathering systems.

For both the year ended December 31, 2011 and the nine months ended September 30, 2012, approximately 65% of WES’s gross margin was attributable to fee-based contracts, under which a fixed fee is received based on the volume and thermal content of the natural gas WES gathers, processes, treats or transports. This type of contract provides WES with a relatively stable revenue stream that is not subject to direct commodity price risk, except to the extent that (i) WES retains and sells drip condensate that is recovered during the gathering of natural gas from the wellhead or (ii) actual recoveries differ from contractual recoveries under a limited number of processing agreements. Fee-based gross margin includes equity income from WES’s interests in Fort Union, White Cliffs and Rendezvous.

For both the year ended December 31, 2011 and the nine months ended September 30, 2012, approximately 35% of WES’s gross margin, including gross margin attributable to condensate sales, was attributable to percent-of-proceeds and keep-whole contracts, pursuant to which WES has commodity price exposure. A substantial majority of the commodity price risk associated with the percent-of-proceeds and keep-whole contracts is hedged under fixed-price swap agreements with Anadarko. For the twelve months ended September 30, 2012, approximately 97% of WES’s gross margin was derived from either long-term, fee-based contracts or percent-of-proceeds or keep-whole agreements that were hedged with fixed-price swap agreements.

How WES Evaluates Its Operations

WES’s management relies on certain financial and operational metrics to analyze its performance. These metrics are significant factors in assessing WES’s operating results and profitability and include (1) throughput, (2) gross margin, (3) operating and maintenance expenses, (4) general and administrative expenses, (5) Adjusted EBITDA and (6) Distributable cash flow. Adjusted EBITDA and Distributable cash flow are not GAAP. For definitions of Adjusted EBITDA and Distributable cash flow and reconciliations of Adjusted EBITDA and Distributable cash flow to their most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures” and “—Reconciliation to GAAP Measures.”

Throughput. Throughput is an essential operating variable WES uses in assessing its ability to generate revenues. In order to maintain or increase throughput on WES’s gathering and processing systems, it must connect additional wells to its systems. WES’s success in maintaining or increasing throughput is impacted by successful drilling of new wells by producers that are dedicated to WES’s systems, recompletions of existing wells connected to its systems, its ability to secure volumes from new wells drilled on non-dedicated acreage and its ability to attract natural gas volumes currently gathered, processed or treated by its competitors. During the year ended December 31, 2011 and the nine months ended September 30, 2012, WES added 112 and 110 receipt points to its systems, respectively, with initial throughput of approximately 1.0 MMcf/d and 1.5 MMcf/d per receipt point, respectively.

Gross margin. WES defines gross margin as total revenues less cost of product. WES considers gross margin to provide information useful in assessing its results of operations and its ability to internally fund capital expenditures and to service or incur additional debt. Cost of product expenses include (i) costs associated with the purchase of natural gas and NGLs pursuant to WES’s percent-of-proceeds and keep-whole processing contracts, (ii) costs associated with the valuation of WES’s gas imbalances, (iii) costs associated with WES’s obligations under certain contracts to redeliver a volume of natural gas to shippers, which is thermally equivalent to condensate retained by WES and sold to third parties, and (iv) costs associated with WES’s fuel-tracking mechanism, which tracks the difference between actual fuel usage and loss, and amounts recovered for estimated fuel usage and loss pursuant to its contracts. These expenses are subject to variability, although WES’s exposure to commodity price risk attributable to purchases and sales of natural gas, condensate and NGLs is mitigated through its commodity price swap agreements with Anadarko.

Operating and maintenance expenses. WES monitors operating and maintenance expenses to assess the impact of such costs on the profitability of its assets and to evaluate the overall efficiency of its operations. Operation and maintenance expenses include, among other things, field labor, insurance, repair and maintenance, equipment rentals, contract services, utility costs and services provided to WES or on its behalf. For periods commencing on and subsequent to its acquisition of its assets, certain of these expenses are incurred under and governed by WES’s services and secondment agreement with Anadarko.

General and administrative expenses. To help ensure the appropriateness of WES’s general and administrative expenses and maximize its cash available for distribution, WES monitors such expenses through comparison to prior periods and the annual budget approved by the board of directors of WES GP, as well as to general and administrative expenses incurred by similar midstream companies. General and administrative expenses for periods prior to WES’s acquisition of assets under common control with Anadarko include reimbursements attributable to costs incurred by Anadarko and WES GP on WES’s behalf and allocations of general and administrative costs by Anadarko and WES GP to WES. For these periods, Anadarko receives compensation or reimbursement through a management services fee with respect to the acquired assets. For periods subsequent to WES’s acquisition of its assets, Anadarko is no longer compensated for corporate services through a management services fee. Instead, WES reimburses Anadarko for general and administrative expenses that Anadarko and WES GP incur on WES’s behalf pursuant to the terms of WES’s omnibus agreement with Anadarko (the “WES omnibus agreement”). General and administrative expenses allocated to WES are determined by Anadarko in its reasonable discretion, in accordance with WES’s partnership agreement and the WES omnibus agreement. Amounts required to be reimbursed to Anadarko under the WES omnibus agreement also include those expenses attributable to WES’s status as a publicly traded partnership, such as the following:

•	expenses associated with annual and quarterly reporting;

•	tax return and Schedule K-1 preparation and distribution expenses;

•	expenses associated with listing on the NYSE; and

•	independent auditor fees, legal expenses, investor relations expenses, director fees, and registrar and transfer agent fees.

Public company expenses that were reimbursed by Anadarko, excluding equity-based compensation, were $7.7 million for the year ended December 31, 2011 and $5.0 million for the nine months ended September 30, 2012.

Non-GAAP Financial Measures

Adjusted EBITDA. WES defines Adjusted EBITDA as net income (loss) attributable to Western Gas Partners, LP, plus distributions from equity investees, non-cash equity-based compensation expense, expense in excess of the expense reimbursement cap provided in the WES omnibus agreement (which cap is no longer effective) as described under “—Items Affecting the Comparability of Financial Results—Western Gas Partners, LP—General and administrative expenses under the WES omnibus agreement”, interest expense, income tax expense, depreciation, amortization and impairments, and other expense, less income from equity investments, interest income, income tax benefit, and other income. WES believes that the presentation of Adjusted EBITDA provides information useful to investors in assessing its financial condition and results of operations and that Adjusted EBITDA is a widely accepted financial indicator of a company’s ability to incur and service debt, fund capital expenditures and make distributions. Adjusted EBITDA is a supplemental financial measure that management and external users of WES’s consolidated financial statements, such as industry analysts, investors, commercial banks and rating agencies, use to assess the following, among other measures:

•	WES’s operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to financing methods, capital structure or historical cost basis;

•	the ability of WES’s assets to generate cash flow to make distributions; and

•	the viability of acquisitions and capital expenditure projects and the returns on investment of various investment opportunities.

Distributable cash flow. WES defines Distributable cash flow as Adjusted EBITDA, plus interest income, less net cash paid for interest expense (including amortization of deferred debt issuance costs originally paid in cash offset by non-cash capitalized interest), maintenance capital expenditures, and income taxes. WES compares Distributable cash flow to the cash distributions WES expects to pay its unitholders. Using this measure, management can quickly compute the coverage ratio of estimated cash flows to planned cash distributions. WES believes this measure is useful to investors because this measurement is used by many companies, analysts and others in the industry as a performance measurement tool to evaluate WES’s operating and financial performance and compare it with the performance of other publicly traded partnerships.

Distributable cash flow should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP. Furthermore, while Distributable cash flow is a measure WES uses to assess its ability to make distributions to its unitholders, Distributable cash flow should not be viewed as indicative of the actual amount of cash that WES has available for distributions or that it plans to distribute for a given period.

Reconciliation to GAAP Measures

Adjusted EBITDA and Distributable cash flow are not defined in GAAP. The GAAP measures most directly comparable to Adjusted EBITDA are net income attributable to Western Gas Partners, LP and net cash provided by operating activities, and the GAAP measure most directly comparable to Distributable cash flow is net income attributable to Western Gas Partners, LP. Please read “—Items Affecting the Comparability of Financial Results—Western Gas Equity Partners, LP.”

WES’s non-GAAP financial measures of Adjusted EBITDA and Distributable cash flow should not be considered as alternatives to the GAAP measures of net income attributable to Western Gas Partners, LP or net cash provided by operating activities. Adjusted EBITDA and Distributable cash flow have important limitations as analytical tools because they exclude some, but not all, items that affect net income and net cash provided by operating activities. Adjusted EBITDA or Distributable cash flow should not be considered in isolation or as a substitute for analysis of WES’s results as reported under GAAP. WES’s definitions of Adjusted EBITDA and Distributable cash flow may not be comparable to similarly titled measures of other companies in its industry, thereby diminishing their utility.

WES management compensates for the limitations of Adjusted EBITDA and Distributable cash flow as analytical tools by reviewing the comparable GAAP measures, understanding the differences between Adjusted EBITDA and Distributable cash flow compared to (as applicable) net income and net cash provided by operating activities, and incorporating this knowledge into its decision-making processes. WES believes that investors benefit from having access to the same financial measures that its management uses in evaluating its operating results.

The following tables present (a) a reconciliation of the non-GAAP financial measure of Adjusted EBITDA to the GAAP financial measures of net income attributable to Western Gas Partners, LP and net cash provided by operating activities, and (b) a reconciliation of the non-GAAP financial measure of Distributable cash flow to the GAAP financial measure of net income attributable to Western Gas Partners, LP. For additional information, please read “—Items Affecting the Comparability of Financial Results—Western Gas Equity Partners, LP.”

Reconciliation of Western Gas Partners, LP Non-GAAP Financial Measures

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of Adjusted EBITDA to net income attributable to Western Gas Partners, LP
Adjusted EBITDA attributable to Western Gas Partners, LP	$223,766	$265,024	$324,323	$241,284	$244,349
Less:
Distributions from equity investees	11,206	10,973	15,999	11,988	15,603
Non-cash equity-based compensation expense	3,580	4,787	13,754	6,235	16,407
Expenses in excess of omnibus cap	842	133	—	—	—
Interest expense	9,955	18,794	30,345	21,738	30,118
Income tax expense	22,159	21,702	19,018	15,564	699
Depreciation, amortization and impairments (1)	88,486	88,188	109,151	76,282	79,514
Other expense (1)	—	2,393	3,683	3,683	1,665
Add:
Equity income, net	7,923	7,628	11,261	7,682	10,752
Interest income, net—affiliates	20,717	20,243	28,560	18,992	12,675
Other income (1) (2)	57	267	2,049	1,761	187

Net income attributable to Western Gas Partners, LP	$116,235	$146,192	$174,243	$134,229	$123,957

Reconciliation of Adjusted EBITDA to net cash provided by operating activities
Adjusted EBITDA attributable to Western Gas Partners, LP	$223,766	$265,024	$324,323	$241,284	$244,349
Adjusted EBITDA attributable to noncontrolling interests of Western Gas Partners, LP	12,462	13,823	16,850	11,793	13,709
Interest income (expense), net	10,762	1,449	(1,785)	(2,746)	(17,443)
Expenses in excess of omnibus cap	(842)	(133)	—	—	—
Non-cash equity-based compensation expense	(3,580)	(4,787)	(13,754)	(6,235)	(16,407)
Current income tax expense	(22,109)	(12,114)	(16,414)	(10,882)	(185)
Other income (expense), net (2)	61	(2,122)	(1,628)	(1,919)	(1,475)
Distributions from equity investees less than (in excess of) equity income, net	(3,283)	(3,345)	(4,738)	(4,306)	(4,851)
Changes in operating working capital:
Accounts receivable and natural gas imbalance receivable	6,961	802	(3,571)	(18,925)	5,062
Accounts payable, accrued liabilities and natural gas imbalance payable	(14,267)	2,734	23,092	30,359	35,740
Other	2,834	2,418	4,796	4,978	621

Net cash provided by operating activities	$212,765	$263,749	$327,171	$243,401	$259,120

Cash flow information of Western Gas Partners, LP
Net cash provided by operating activities	$212,765	$263,749	$327,171	$243,401	$259,120
Net cash used in investing activities	$(223,128)	$(885,507)	$(472,951)	$(405,241)	$(864,263)
Net cash provided by financing activities	$44,273	$578,848	$345,265	$386,223	$426,078

(1)	Includes WES’s 51% share prior to August 1, 2012, and its 75% share after August 1, 2012, of depreciation, amortization and impairments, other expense, and other income attributable to Chipeta.

(2)	Excludes income of $1.2 million and $1.0 million for the nine months ended September 30, 2012 and 2011, respectively, and $1.6 million for each of the years ended December 31, 2011, 2010 and 2009, related to a component of a gas processing agreement accounted for as a capital lease.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of Distributable cash flow to net income attributable to Western Gas Partners, LP
Distributable cash flow	$203,376	$237,769	$281,975	$211,313	$197,285
Less:
Distributions from equity investees	11,206	10,973	15,999	11,988	15,603
Non-cash equity-based compensation expense	3,580	4,787	13,754	6,235	16,407
Expenses in excess of omnibus cap	842	133	—	—	—
Interest expense, net (non-cash settled)	—	—	—	—	244
Income tax expense	22,159	21,702	19,018	15,564	699
Depreciation, amortization and impairments (1)	88,486	88,188	109,151	76,282	79,514
Other expense (1)	—	2,393	3,683	3,683	1,665
Add:
Equity income, net	7,923	7,628	11,261	7,682	10,752
Cash paid for maintenance capital expenditures (1) (2)	27,335	24,854	28,293	20,584	25,543
Capitalized interest	—	—	420	134	3,827
Cash paid for income taxes	—	507	190	190	495
Interest income, net (non-cash settled)	3,817	3,343	11,660	6,317	—
Other income (1) (3)	57	267	2,049	1,761	187

Net income attributable to Western Gas Partners, LP	$116,235	$146,192	$174,243	$134,229	$123,957

(1)	Includes WES’s 51% share prior to August 1, 2012, and its 75% share after August 1, 2012, of depreciation, amortization and impairments, other expense, cash paid for maintenance capital expenditures, and other income attributable to Chipeta.
(2)	Net of a prior period adjustment reclassifying approximately $0.7 million from capital expenditures to operating expenses for the nine months ended September 30, 2012.
(3)	Excludes income of $1.2 million and $1.0 million for the nine months ended September 30, 2012 and 2011, respectively, and $1.6 million for each of the years ended December 31, 2011, 2010 and 2009, related to a component of a gas processing agreement accounted for as a capital lease.

Items Affecting the Comparability of Financial Results—Western Gas Equity Partners, LP

Because WGP controls WES GP, which in turn controls WES, we reflect our ownership interest in WES on a consolidated basis, which means that our financial results are combined with those of WES and WES GP. Accordingly, our results of operations do not differ materially from the results of operations of WES. WGP’s consolidated financial statements and those of WES are reconciled below.

Income taxes. Prior to our conversion in September 2012 to a limited partnership, we were a single-member limited liability company named WGR Holdings, LLC. The separate existence of a limited liability company is disregarded for U.S. federal income tax purposes, resulting in the treatment of WGR Holdings, LLC as a division of Anadarko and its inclusion in Anadarko’s consolidated income tax return for federal and state tax purposes. The income tax expense recorded on the financial statements of WGR Holdings, LLC, and now reflected in the financial statements of WGP, reflect its income tax expense and liability on a separate-return basis.

The deferred federal and state income taxes included in WGP’s consolidated financial statements are primarily attributable to the temporary differences between the financial statement carrying amount of WGP’s investment in WES and its outside tax basis with respect to its partnership interests in WES. In the determination of the deferred income tax asset and liability balances attributable to its partnership interests in WES, WGP applied an accounting policy that looks through its investment in WES. The application of such accounting policy resulted in no deferred income taxes being created on the difference between the book and tax basis on the non-tax deductible goodwill portion of WGP’s investment in WES in the accompanying consolidated financial statements.

Upon the completion of the offering contemplated in this prospectus, WGP will be treated as a partnership for U.S. federal and state income tax purposes and therefore will not be subject to U.S. federal and state income taxes, except for the Texas margin tax.

Noncontrolling interests. The publicly held common units in WES are reflected as noncontrolling interests in WGP’s consolidated financial statements, and are in addition to the noncontrolling interests in Chipeta that are held by Anadarko and a third party, which are already reflected as noncontrolling interests in WES’s consolidated financial statements.

Equity incentive plan. Equity-based awards issued under the Incentive Plan will ultimately be settled in cash, with the fair value of the relevant equity grant being revised periodically based on the estimated fair value of WES GP using a discounted cash flow estimate and multiples-valuation terminal value. Anadarko, as the parent company of WGP, directs the issuance of equity-based awards to its employees who provide services to WES. As such, in the accompanying consolidated financial statements of WGP, the fair value of the outstanding awards under the Incentive Plan is classified as a dividend payable to Anadarko within current liabilities for vested awards which have not been settled in cash, and as long-term liabilities for unvested awards which are outstanding. A similar liability or dividend payable does not appear in the consolidated financial statements of WES because, among other things, the Incentive Plan is a plan of WES GP, not WES.

Reconciliation of net income attributable to Western Gas Partners, LP to net income attributable to Western Gas Equity Partners, LP. The difference between net income attributable to Western Gas Partners, LP and net income attributable to Western Gas Equity Partners, LP is comprised of the incremental income tax expense of WGP as discussed above and the publicly held common units in WES, reflected as noncontrolling interests of WGP.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of net income attributable to WGP to net income attributable to WES
Net income attributable to WES	$116,235	$146,192	$174,243	$134,229	$123,957
Incremental income tax expense (1)	17,508	29,762	26,646	20,436	29,203
Publicly held limited partner interests in WES (2)	26,512	52,490	71,954	54,351	59,302

Net income attributable to WGP	$72,215	$63,940	$75,643	$59,442	$35,452

(1)	The income tax expense recorded in the financial statements of WGR Holdings, LLC, and now reflected in the financial statements of WGP, reflect its income tax expense and liability on a separate-return basis.
(2)	Represents the portion of net income allocated to the publicly held limited partner interests in WES. These amounts will fluctuate with WES equity issuances. As of December 31, 2009, 2010, 2011 and as of September 30, 2011 and 2012, publicly held limited partner interests represented a 43.2%, 51.5%, 54.7%, 54.7% and 56.6% interest in WES, respectively.

Reconciliation of net cash provided by operating and financing activities. The difference between net cash provided by operating activities for WGP and WES is primarily the result of incremental income tax expense and amounts accrued for the Incentive Plan, as discussed above.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of consolidated WGP cash flows provided by operating and financing activities
WES net cash provided by operating activities	$212,765	$263,749	$327,171	$243,401	$259,120
Incremental income tax expense (1)	(17,508)	(29,762)	(26,646)	(20,436)	(29,203)
Deferred income taxes (1)	(8,835)	(12,656)	(27,303)	(21,470)	(32,839)
Other items	—	—	—	(11)	11

WGP net cash provided by operating activities	$186,422	$221,331	$273,222	$201,484	$197,089

WES net cash provided by financing activities	$44,273	$578,848	$345,265	$386,223	$426,078
Proceeds from issuance of WES common and general partner units, net of offering expenses (2)	(2,459)	(7,320)	(6,972)	(6,972)	(4,497)
Distributions to unitholders (3)	70,066	94,194	140,118	99,795	141,505
Distributions to noncontrolling interest owners and Anadarko (4)	(15,648)	(41,857)	(72,080)	(50,932)	(71,890)
Net contributions from (distributions to) Anadarko (5)	(25,616)	(2,599)	(7,117)	26	(3,087)

WGP net cash provided by financing activities	$70,616	$621,266	$399,214	$428,140	$488,109

(1)	The income tax expense recorded in the financial statements of WGR Holdings, LLC, and now reflected in the financial statements of WGP, reflect its income tax expense and liability on a separate-return basis.
(2)	Difference is attributable to elimination upon consolidation of proceeds from issuance of general partner units in exchange for WES GP’s proportionate capital contribution to maintain its 2.0% general partner interest.
(3)	Difference attributable to elimination upon consolidation of WES’s distributions on limited partner interests owned by WGP.
(4)	Difference attributable to elimination and reclassification upon consolidation of WES’s distributions to publicly held limited partner interests of WES.
(5)	Difference attributable to eliminations upon consolidation of proceeds from WES equity offerings, elimination of WES distributions, reclassification of deferred taxes, and changes in net income.

Items Affecting the Comparability of Financial Results—Western Gas Partners, LP

WES’s historical results of operations and cash flows for the periods presented may not be comparable to future or historic results of operations or cash flows for the reasons described below:

Affiliate contracts. Effective October 1, 2009, contracts covering substantially all of the Granger assets’ affiliate throughput were converted from primarily keep-whole contracts into a ten-year, fee-based agreement, and effective July 1, 2010, contracts covering all of Wattenberg’s affiliate throughput were converted from primarily keep-whole contracts into a ten-year, fee-based agreement. These contract changes impact the comparability of the statements of income and cash flows.

Commodity price swap agreements. WES has commodity price swap agreements with Anadarko to mitigate exposure to commodity price uncertainty that would otherwise be present as a result of the purchase and sale of natural gas, condensate or NGLs. Notional volumes for each of the commodity price swap agreements are not specifically defined; instead, the commodity price swap agreements apply to the actual volume of our natural gas, condensate and NGLs purchased and sold at the Hilight, Hugoton, Newcastle, Granger and Wattenberg systems, with various expiration dates through September 2015.

In December 2011, WES extended the commodity price swap agreements for the Hilight and Newcastle systems through December 2013, and also entered into commodity price swap agreements related to the MGR acquisition, with forward-starting effective dates beginning January 1, 2012, and extending through December 31, 2016. Please read “Risk Factors—Risks Inherent in WES’s Business—WES’s strategies to reduce its exposure to changes in commodity prices may fail to protect WES and could negatively impact its financial condition, thereby reducing its cash flows and ability to make distributions to partners, including us.”

Federal income taxes. Income earned by WES, a non-taxable entity for U.S. federal income tax purposes, including and subsequent to the date of the acquisition of its assets, is subject only to Texas margin tax, while income earned prior to WES’s acquisition of its assets is subject to federal and state income tax.

General and administrative expenses under the WES omnibus agreement. Pursuant to the WES omnibus agreement, Anadarko and WES GP perform centralized corporate functions for WES. Prior to WES’s acquisition of its assets from Anadarko, WES’s historical consolidated financial statements reflect a management services fee representing the general and administrative expenses attributable to its assets. For the nine months ended September 30, 2012, and the year ended December 31, 2011, Anadarko, in accordance with WES’s partnership agreement and the WES omnibus agreement, determined, in its reasonable discretion, amounts to be allocated to WES in exchange for services provided under the WES omnibus agreement. During the nine months ended September 30, 2012 and 2011, and the years ended December 31, 2011, 2010 and 2009, Anadarko billed WES $11.4 million, $8.4 million, $11.8 million, $9.0 million and $6.9 million, respectively, in allocated general and administrative expenses. Prior to December 31, 2010, the general and administrative expenses allocated to WES were subject to a cap as set forth in the WES omnibus agreement. In addition, WES’s general and administrative expenses for the years ended December 31, 2010 and 2009, included $0.1 million and $0.8 million, respectively, of expenses incurred by Anadarko and WES GP in excess of the cap contained in the WES omnibus agreement. Such expenses were recorded as capital contributions from Anadarko and did not impact WES’s cash flows. The amounts charged under the WES omnibus agreement are greater than amounts allocated to WES by Anadarko for the aggregate management services fees reflected in WES’s historical consolidated financial statements for periods prior to WES’s acquisition of its assets from Anadarko. Public company expenses of WES that were reimbursed to Anadarko, excluding equity-based compensation, were $5.0 million, $5.4 million, $7.7 million, $8.0 million and $7.5 million for the nine months ended September 30, 2012 and 2011, and the years ended December 31, 2011, 2010 and 2009, respectively.

Interest on intercompany balances. For periods prior to WES’s acquisition of its assets from Anadarko, except for Chipeta, WES incurred interest expense or earned interest income on current intercompany balances with Anadarko related to such assets. These intercompany balances were extinguished through non-cash transactions in connection with the closing of WES’s initial public offering, the Powder River acquisition, the initial Chipeta acquisition, the Granger acquisition, the Wattenberg acquisition, the acquisition of a 0.4% interest in White Cliffs, the Bison acquisition and the MGR acquisition. Therefore, interest expense and interest income attributable to these balances are reflected in WES’s historical consolidated financial statements for the periods ending prior to WES’s acquisition of those assets, except for Chipeta.

Beginning December 7, 2011, Anadarko discontinued charging interest on intercompany balances. The outstanding affiliate balances on the assets acquired from Anadarko prior to their acquisition were entirely settled through an adjustment to net investment by Anadarko.

Platte Valley acquisition. In February 2011, WES acquired a natural gas gathering system and cryogenic gas processing facilities, collectively referred to as the “Platte Valley assets,” financed with borrowings under the WES RCF. These assets, acquired from a third party, have been recorded in WES’s consolidated financial statements at their estimated fair values on the acquisition date under the acquisition method of accounting.

Results of operations attributable to the Platte Valley assets have been included WES’s consolidated statements of income beginning on the acquisition date in the first quarter of 2011.

The fair values of the plant and processing facilities, related equipment, and intangible assets acquired were based on the market, cost and income approaches. The liabilities assumed include certain amounts associated with environmental contingencies estimated by management. All fair-value measurements of assets acquired and liabilities assumed are based on inputs that are not observable in the market and thus represent Level 3 inputs.

General Trends and Outlook

We expect WES’s business to continue to be affected by the following key trends. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about, or interpretations of, available information prove to be incorrect, WES’s actual results may vary materially from expected results.

Impact of natural gas prices. The relatively low natural gas price environment, which has persisted over the past three years, has led to lower levels of drilling activity in areas served by certain of WES’s assets. Several of WES’s customers, including Anadarko, have reduced activity levels in certain areas, shifting capital toward liquid-rich opportunities that offer higher margins and superior economics to producers. This trend has resulted in fewer new well connections and, in some cases, temporary curtailments of production in those areas. To the extent opportunities are available, WES will continue to connect new wells to its systems to mitigate the impact of natural production declines in order to maintain throughput on its systems. However, WES’s success in connecting new wells to its systems is dependent on the activities of natural gas producers and shippers.

Changes in regulations. WES’s operations and the operations of its customers have been, and at times in the future may be, affected by political developments and are subject to an increasing number of complex federal, state, tribal, local and other laws and regulations such as production restrictions, permitting delays, limitations on hydraulic fracturing and environmental protection regulations. WES and/or its customers must obtain and maintain numerous permits, approvals and certificates from various federal, state, tribal and local governmental authorities. For example, regulation of hydraulic fracturing is currently primarily conducted at the state level through permitting and other compliance requirements. If proposed federal legislation is adopted, it could establish an additional level of regulation and permitting. Any changes in statutory regulations or delays in the issuance of required permits may impact both the throughput on and profitability of WES’s systems.

Access to capital markets. WES requires periodic access to capital in order to fund acquisitions and expansion projects. Under the terms of WES’s partnership agreement, WES is required to distribute all of its available cash to its unitholders, which makes WES dependent upon raising capital to fund growth projects. Historically, master limited partnerships have accessed the debt and equity capital markets to raise money for new growth projects and acquisitions. Recent market turbulence has from time to time either raised the cost of capital markets financing or, in some cases, temporarily made such financing unavailable. If WES is unable either to access the capital markets or find alternative sources of capital, WES’s growth strategy may be more challenging to execute.

Impact of inflation. Although inflation in the U.S. has been relatively low in recent years, the U.S. economy could experience a significant inflationary effect from, among other things, the governmental stimulus plans enacted since 2008. To the extent permitted by regulations and escalation provisions in WES’s existing agreements, it has the ability to recover a portion of increased costs in the form of higher fees.

Impact of interest rates. Interest rates were at or near historic lows at certain times during 2012. Should interest rates rise, WES’s financing costs would increase accordingly. Additionally, as with other yield-oriented securities, WES’s unit price is impacted by the level of its cash distributions and an associated implied distribution yield. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in WES’s units, and a rising interest rate environment could have an adverse impact on WES’s unit price and its ability to issue additional equity, or increase the cost of issuing equity, to make acquisitions, reduce debt or for other purposes. However, WES expects its cost of capital to remain competitive, as its competitors would face similar circumstances.

Acquisition opportunities. As of September 30, 2012, Anadarko’s total domestic midstream asset portfolio, excluding the assets WES owns, consisted of 17 gathering systems, approximately 4,300 miles of pipeline and eight processing and/or treating facilities. A key component of WES’s growth strategy is to acquire midstream assets from Anadarko and third parties over time. We believe Anadarko, through its indirect economic interest in WES following this offering, will continue to be motivated to promote and support the successful execution of WES’s business plan and to pursue projects that help to enhance the value of its business. However, Anadarko continually evaluates acquisitions and divestitures and may elect to acquire, construct or dispose of midstream assets in the future without offering WES the opportunity to acquire or construct those assets. Should Anadarko choose to pursue additional midstream asset sales, it is under no contractual obligation to offer assets or business opportunities to WES. WES may also pursue certain asset acquisitions from third parties to the extent such acquisitions complement WES’s or Anadarko’s existing asset base or allow WES to capture operational efficiencies from Anadarko’s or third-party production. However, if WES does not make additional acquisitions from Anadarko or third parties on economically acceptable terms, its future growth will be limited, and the acquisitions it makes could reduce, rather than increase, cash flows generated from operations on a per-unit basis.

Results of Operations—Combined Overview

The following table and discussion presents a summary of WES’s results of operations for the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2011 and 2012:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Revenues
Gathering, processing and transportation of natural gas and natural gas liquids	$246,466	$253,273	$301,329	$222,432	$235,849
Natural gas, natural gas liquids and condensate sales	361,645	396,037	502,383	371,800	386,818
Equity income and other, net	11,653	13,964	19,553	13,836	13,936

Total revenues (1)	619,764	663,274	823,265	608,068	636,603
Total operating expenses (1)	483,500	485,286	614,072	444,969	482,261

Operating income	136,264	177,988	209,193	163,099	154,342
Interest income–affiliates	20,717	20,243	28,560	18,992	12,675
Interest expenses	(9,955)	(18,794)	(30,345)	(21,738)	(30,118)
Other income (expense), net	1,628	(538)	(44)	(895)	(287)

Income before income taxes	148,654	178,899	207,364	159,458	136,612
Income tax expense	22,159	21,702	19,018	15,564	699

Net income	126,495	157,197	188,346	143,894	135,913
Net income attributable to noncontrolling interests of WES	10,260	11,005	14,103	9,665	11,956

Net income attributable to Western Gas Partners, LP (2)	$116,235	$146,192	$174,243	$134,229	$123,957

Key Performance Metrics: (3)
Gross margin	$380,890	$416,798	$495,894	$367,303	$381,884
Adjusted EBITDA attributable to Western Gas Partners, LP	$223,766	$265,024	$324,323	$241,284	$244,349
Distributable cash flow	$203,376	$237,769	$281,975	$211,313	$197,285

(1)	Revenues include affiliate amounts earned by WES from services provided to its affiliates, as well as from the sale of residue gas, condensate and NGLs to its affiliates. Operating expenses include amounts charged by WES’s affiliates for services as well as reimbursement of amounts paid by affiliates to third parties on WES’s behalf.
(2)	For reconciliations to comparable consolidated results of WGP, please read “—Items Affecting the Comparability of Financial Results—Western Gas Equity Partners, LP.”
(3)	For definitions of Adjusted EBITDA and Distributable cash flow and reconciliations of Adjusted EBITDA and Distributable cash flow to their most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—How WES Evaluates Its Operations—Non-GAAP Financial Measures” and “How WES Evaluates Its Operations—Reconciliation to GAAP Measures.”

Operating Results

For purposes of the following discussion, any increases or decreases “for the nine months ended September 30, 2012” refer to the comparison of the nine months ended September 30, 2012 to the nine months ended September 30, 2011; any increases or decreases “for the year ended December 31, 2011” refer to the comparison of the year ended December 31, 2011 to the year ended December 31, 2010; and any increases or decreases “for the year ended December 31, 2010” refer to the comparison of the year ended December 31, 2010 to the year ended December 31, 2009.

Operating Statistics

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(MMcf/d)
Gathering, treating and transportation (1)	1,229	1,181	1,321	1,327	1,255
Processing (2)	808	815	962	940	1,182
Equity investment (3)	225	228	198	191	236

Total throughput (4)	2,262	2,224	2,481	2,458	2,673
Throughput attributable to noncontrolling interests	180	197	242	237	254

Total throughput attributable to Western Gas Partners, LP	2,082	2,027	2,239	2,221	2,419

(1)	Excludes average NGL pipeline volumes from the Chipeta assets of 25 MBbls/d, 23 MBbls/d, 24 MBbls/d, 14 MBbls/d, and 11 MBbls/d for the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011, 2010, and 2009, respectively.
(2)	Consists of 100% of Chipeta, Granger, Hilight and Red Desert complex volumes and 50% of Newcastle system volumes for all periods presented, as well as throughput beginning March 2011 attributable to the Platte Valley system.
(3)	Represents WES’s 14.81% share of Fort Union and 22% share of Rendezvous gross volumes, and excludes WES’s 10% share of average White Cliffs pipeline volumes consisting of 6 MBbls/d, 3 MBbls/d, 4 MBbls/d and 3 MBbls/d for the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011 and 2010, respectively. WES’s 10% share of White Cliffs volumes for 2009 was not material.
(4)	Includes affiliate, third-party and equity-investment volumes.

Gathering, treating and transportation throughput decreased by 72 MMcf/d for the nine months ended September 30, 2012, due to throughput decreases at the Haley, Pinnacle, Hugoton and Dew systems resulting from natural production declines and reduced drilling activity in those areas, throughput decreases at MIGC due to the September 2012 expiration of a firm transportation agreement and throughput decreases at the Bison facility resulting from reduced drilling activity in the area driven by unfavorable producer economics. These decreases were partially offset by a throughput increase at Wattenberg due to increased drilling behind the system.

Gathering, treating and transportation throughput increased by 140 MMcf/d for the year ended December 31, 2011, primarily due to the startup of the Bison assets in June 2010 and throughput increases at the Wattenberg system due to increased drilling activity in the area. These increases were partially offset by lower throughput at the MIGC system resulting from the January 2011 expiration of certain contracts that were not renewed due to the startup of the third-party owned Bison pipeline, and throughput decreases at the Haley, Pinnacle, Dew and Hugoton systems resulting from natural production declines and reduced drilling activity in those areas.

Gathering, treating and transportation throughput decreased by 48 MMcf/d for the year ended December 31, 2010, primarily due to throughput decreases at Pinnacle, Haley, Dew, Hugoton and an MGR gathering system, resulting from natural production declines and reduced drilling activity in those areas as a result of low natural gas prices. These declines were partially offset by throughput increases at the Wattenberg system due to increased drilling activity and recompletions driven by favorable producer economics in the area and the startup of the Bison assets in June 2010.

Processing throughput increased by 242 MMcf/d for the nine months ended September 30, 2012, primarily due to volumes processed at a plant included in the MGR acquisition under a new contract effective January 2012, with no volumes in the comparable period, throughput increases at the Chipeta system resulting from increased drilling activity and additional throughput from the Platte Valley system beginning in March 2011.

Processing throughput increased by 147 MMcf/d for the year ended December 31, 2011, primarily due to the additional throughput from the Platte Valley system acquired in February 2011, as well as throughput increases at the Chipeta and Hilight systems, resulting from drilling activity in these areas driven by the relatively high liquid content of the gas volumes produced. These increases were partially offset by lower throughput at the Red Desert system resulting from volumes being diverted away upon the resumption of a competing plant in 2011 that experienced an outage in 2010.

Processing throughput increased by 7 MMcf/d for the year ended December 31, 2010, primarily due to increased throughput at the Chipeta system, which was the result of increased drilling activities in the Natural Buttes areas, and increased throughput at the Granger system resulting from the temporary redirection of volumes from competing systems during the last half of 2010.

Equity investment volumes increased by 45 MMcf/d for the nine months ended September 30, 2012, resulting from higher throughput at the Fort Union system due to producers choosing to route additional gas to reach desired end markets and at the Rendezvous system due to increased third-party drilling activity.

Equity investment volumes decreased by 30 MMcf/d for the year ended December 31, 2011, due to lower throughput at the Fort Union system following the startup of the Bison pipeline.

Equity investment volumes increased by 3 MMcf/d for the year ended December 31, 2010, due to a throughput increase of 7 MMcf/d at Rendezvous, partially offset by a 4 MMcf/d decrease in volumes at the Fort Union system as a result of reduced drilling activity in the area.

Natural Gas Gathering, Processing and Transportation Revenues

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Gathering, processing and transportation of natural gas and natural gas liquids	$246,466	$253,273	$301,329	$222,432	$235,849

Gathering, processing and transportation of natural gas and natural gas liquids revenues increased by $13.4 million for the nine months ended September 30, 2012, primarily due to increases of $8.8 million and $7.4 million resulting from increased drilling activity in the areas around the Wattenberg and Chipeta systems, respectively, an increase of $5.5 million due to the acquisition of the Platte Valley system in February 2011, and an increase of $2.1 million due to increased rates at the Haley system. These increases were partially offset by decreased revenue of $2.0 million at the Granger system due to diverted volumes, decreased revenue of $1.9 million at the Helper system due to a downward rate revision effective April 1, 2012, decreased revenue of $1.4 million at MIGC due to the expiration of firm transportation agreements, decreased revenue of $1.3 million at the Red Desert complex due to changes in contracts and lower volumes due to shut-ins, and decreased revenue of $3.3 million due to decreased throughput at the Pinnacle, Dew and Hugoton systems as a result of natural production declines in the area.

Gathering, processing and transportation of natural gas and natural gas liquids revenues increased by $48.1 million for the year ended December 31, 2011, primarily due to the acquisition of the Platte Valley system in February 2011, which resulted in an increase of $23.5 million, the June 2010 startup of the Bison assets, which resulted in an increase of $19.3 million, and increased fee revenue of $15.3 million at the Wattenberg system as a result of changes in affiliate contract terms (from primarily keep-whole and percentage-of-proceeds arrangements to fee-based arrangements), effective July 2010. These increases were partially offset by decreased fee revenue of $8.5 million at MIGC due to the January 2011 expiration of certain contracts, an aggregate decrease of $6.4 million due to decreased volume resulting from natural declines at the Haley, Hugoton and Dew systems and decreased volume processed at the Red Desert system resulting from volumes being diverted away upon the resumption of a competing plant in 2011 that experienced an outage in 2010.

Gathering, processing and transportation of natural gas and natural gas liquids revenues increased by $6.8 million for the year ended December 31, 2010, primarily due to the June 2010 startup of Bison, which resulted in an increase of $1.9 million, and increased fee revenue of $9.4 million and $5.7 million at the Wattenberg and Granger systems, respectively. This increase resulted from changes in affiliate contract terms effective in July 2010 at Wattenberg and in October 2009 at Granger, from primarily keep-whole and percentage-of-proceeds agreements to fee-based agreements. In addition, revenues increased due to higher rates at the Pinnacle, Hugoton and Wattenberg systems. These increases were partially offset by an aggregate decrease of $12.0 million, primarily attributable to decreased throughput at the Pinnacle, Haley, Dew and Hugoton systems.

Natural Gas, Natural Gas Liquids and Condensate Sales

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except per unit amounts)
Natural gas sales	$93,092	$91,452	$129,939	$98,610	$73,524
Natural gas liquids sales	250,572	279,915	345,646	253,538	291,293
Drip condensate sales	17,981	24,670	26,798	19,652	22,001

Total	$361,645	$396,037	$502,383	$371,800	$386,818

Average price per unit:
Natural gas (per Mcf)	$3.86	$5.17	$5.30	$5.43	$4.19
Natural gas liquids (per Bbl)	$30.06	$39.94	$47.72	$47.13	$48.21
Drip condensate (per Bbl)	$47.87	$70.50	$72.86	$73.45	$76.28

Including the effects of commodity price swap agreements, total natural gas, natural gas liquids and condensate sales increased by $15.0 million for the nine months ended September 30, 2012, due to a $37.8 million increase in NGL sales and a $2.3 million increase in drip condensate sales, partially offset by a $25.1 million decrease in natural gas sales. For the nine months ended September 30, 2012, the increase in NGL sales was primarily due to $15.8 million, $7.3 million, $6.8 million and $4.1 million resulting from increased volumes sold at the Chipeta, Granger, Hilight, and Wattenberg systems, respectively, a $2.4 million increase due to increased volumes at the Red Desert complex and an increase of $7.6 million related to volumes processed at a plant included in the MGR acquisition under a new contract effective January 2012, with no volumes in the comparable period. These increases were partially offset by a $6.8 million price-related decrease at the Platte Valley system. The increase in drip condensate sales for the nine months ended September 30, 2012 was primarily due to a $2.1 million increase at the Wattenberg system and a $0.7 million increase at the Platte Valley system due to increased sales volumes and prices. These increases were partially offset by a $0.5 million decrease at the Hugoton system as a result of lower volumes. The decrease in natural gas sales was primarily due to a 23% decrease in overall natural gas sales prices, in addition to the following decreases due to lower sales volumes: a $12.9 million decrease at the Hilight system, a $4.9 million decrease at the Red Desert complex, a $2.7 million decrease at the Wattenberg system and a $3.1 million decrease at the Platte Valley system.

Including the effects of commodity price swap agreements, total natural gas, natural gas liquids and condensate sales increased by $106.3 million for the year ended December 31, 2011, which consisted of a $65.7 million increase in NGLs sales, a $38.5 million increase in natural gas sales and a $2.1 million increase in drip condensate sales. The increase in NGLs sales was primarily due to the acquisition of the Platte Valley system in February 2011, higher throughput at the Chipeta and Hilight systems and increased commodity prices impacting the Red Desert system at which commodity price swap agreements were not effective until January 1, 2012, partially offset by changes in affiliate contract terms at the Wattenberg system allowing the producer to take its product in kind. The increase in natural gas sales was due to a 38% increase in volumes sold, resulting from the acquisition of the Platte Valley system in February 2011 and higher throughput at the Hilight system due to increased third-party drilling in the area. The increase in drip condensate sales for the year ended December 31, 2011, was primarily due to a higher average sales price at the Wattenberg and Hugoton systems and Platte Valley sales.

Total natural gas, natural gas liquids and condensate sales increased by $34.4 million for the year ended December 31, 2010, consisting of a $29.3 million and $6.7 million increase in NGLs sales and drip condensate sales, respectively, partially offset by a $1.6 million decrease in natural gas sales. The increase in NGLs sales is primarily attributable to a 33% increase in the average price of NGLs for 2010. This increase was partially offset by a 16% decrease in the volume of NGLs sold primarily due to the changes in affiliate contract terms at the Granger and Wattenberg systems effective in October 2009 and July 2010, respectively, allowing the producer to take its liquids and gas in-kind. The decrease in natural gas sales was due to a 27% decrease in the volume of natural gas sold primarily due to the changes in affiliate contract terms at the Granger and Wattenberg systems. The decrease was partially offset by a 34% increase in the average natural gas sales price. Natural gas and NGL prices pursuant to the commodity price swap agreements for the Granger system in 2010 were higher than 2009 market prices, and natural gas and NGL prices pursuant to the 2010 commodity price swap agreements for the Hilight and Newcastle systems were higher than 2009 commodity swap prices. The increase in drip condensate sales for the year ended December 31, 2010, was primarily due to a $22.63 per Bbl, or 47%, increase in the average price of condensate at the Hugoton and Wattenberg systems.

The average natural gas and NGL prices for the nine months ended September 30, 2012, include the effects of commodity price swap agreements attributable to sales for the Granger, Hilight, Hugoton, Newcastle and Wattenberg systems, and the MGR assets. The average natural gas and NGLs prices for the years ended December 31, 2011, and 2010, include the effects of commodity price swap agreements attributable to sales for the Granger, Hilight, Hugoton, Newcastle and Wattenberg systems.

Equity Income and Other Revenues

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Equity Income	$7,923	$7,628	$11,261	$7,682	$10,752
Other revenues, net	3,730	6,336	8,292	6,154	3,184

Total	$11,653	$13,964	$19,553	$13,836	$13,936

Equity income increased by $3.1 million for the nine months ended September 30, 2012, due to the increase in income from White Cliffs and Rendezvous as a result of increased volumes. Other revenues decreased by $3.0 million for the nine months ended September 30, 2012, primarily due to indemnity fees received in the prior year at the Red Desert complex and Hugoton system, with no comparable activity in the current period.

Equity income increased by $3.6 million for the year ended December 31, 2011, primarily due to the acquisition of an additional 9.6% interest in White Cliffs in September 2010. Other revenues, net increased by $2.0 million for the year ended December 31, 2011, primarily due to the collection of deficiency fees, predominantly associated with MGR gathering agreements.

Other revenues, net increased by $2.6 million for the year ended December 31, 2010, primarily due to changes in gas imbalance positions at the Hilight, MIGC, Hugoton and Wattenberg systems and reimbursements from a third-party customer at the Pinnacle system for both installation costs and a shared equipment arrangement that ended in the third quarter of 2009.

Cost of Product and Operation and Maintenance Expenses

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Cost of product	$238,874	$246,476	$327,371	$240,765	$254,719
Operation and maintenance	106,590	103,887	119,104	87,859	97,041

Total cost of product and operation and maintenance expenses	$345,464	$350,363	$446,475	$328,624	$351,760

Including the effects of commodity price swap agreements on purchases, cost of product expense increased by $14.0 million for the nine months ended September 30, 2012, primarily due to a $15.8 million increase attributable to increases in NGL volumes purchased and higher pricing at the Chipeta system, a $5.7 million increase at the Hilight system due to increased NGL volumes purchased and higher pricing, and increases of $4.8 million and $3.4 million for the MGR assets and the Granger system, respectively, related to increased residue purchases. Partially offsetting the increase was an $11.4 million decrease due to declines in residue purchases and prices at the Hilight system, and a $5.4 million decrease attributable to lower NGL and residue prices at the Platte Valley system. Cost of product expense for the nine months ended September 30, 2012, included the effects of commodity price swap agreements attributable to purchases for the Granger, Hilight, Hugoton, Newcastle and Wattenberg systems, and for the MGR assets. Cost of product expense for the nine months ended September 30, 2011, included the effects of commodity price swap agreements attributable to purchases for the Granger, Hilight, Hugoton, Newcastle, and Wattenberg systems.

Operation and maintenance expense increased by $9.2 million for the nine months ended September 30, 2012, primarily due to increased maintenance expenses of $5.6 million resulting from the acquisition of the Platte Valley system in February 2011 and a $4.7 million increase incurred at the Wattenberg and Hilight systems. These increases were partially offset by $1.3 million of reduced variable operating expenses at the Red Desert complex resulting from decreased throughput activity compared to the same period in the prior year.

Including the effects of commodity price swap agreements attributable to purchases for the Granger, Wattenberg, Hilight, Newcastle and Hugoton systems, cost of product expense increased by $80.9 million for the year ended December 31, 2011, primarily consisting of a $51.5 million increase due to increased throughput at the Hilight and Chipeta systems and a $44.4 million increase due to the acquisition of the Platte Valley system. These increases were partially offset by a $9.0 million decrease due to decreased throughput at the Red Desert system and a $6.2 million decrease due to changes in gas imbalance positions.

Operation and maintenance expense increased by $15.2 million for the year ended December 31, 2011, primarily due to an increase of $12.1 million resulting from the acquisition of the Platte Valley system and an increase of $3.8 million resulting from the June 2010 startup of the Bison assets, partially offset by a $1.8 million reduction in compressor lease expenses resulting from the purchase of compressors used at the Wattenberg system leased during 2010.

Including the effects of commodity price swap agreements attributable to purchases for the Granger, Wattenberg, Hilight, Newcastle and Hugoton systems, cost of product expense increased by $7.6 million for the year ended December 31, 2010, primarily due to a $19.6 million increase in NGL purchases as a result of higher prices, partially offset by a $1.1 million decrease due to a decrease in the actual cost of fuel compared to the contractual cost of fuel, and a $1.4 million decrease due to changes in gas imbalance positions. The overall increase was also partially offset by a $9.0 million decrease in gathering fees paid by the Granger system for volumes gathered at adjacent gathering systems owned by Anadarko and a third party, then processed at Granger. Effective in October 2009, fees previously paid by Granger are now paid directly by the producer to the other gathering system owners.

Operation and maintenance expense decreased by $2.7 million for the year ended December 31, 2010, primarily due to a $4.9 million reduction in compressor lease expenses resulting from the purchase of previously leased compressors used at the Granger and Wattenberg systems during 2010, a $1.4 million reduction in electricity expense at the Chipeta system, and a $1.1 million reduction in chemical expenses and contract labor. The decrease in compressor lease expense for the year ended December 31, 2010, was offset by an increase in depreciation expense discussed below under General and Administrative, Depreciation and Other Expenses. In addition, the decrease in operating expense was partially offset by $3.8 million in higher field personnel expenses, primarily attributable to merit increases, and a $1.7 million increase due to the startup of the Bison assets in June 2010.

General and Administrative, Depreciation and Other Expenses

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
General and administrative	$33,171	$29,640	$39,114	$24,630	$34,233
Property and other taxes	14,173	14,273	16,579	13,302	14,998
Depreciation, amortization and impairments	90,692	91,010	111,904	78,413	81,270

Total general and administrative, depreciation and other expenses	$138,036	$134,923	$167,597	$116,345	$130,501

General and administrative expenses increased by $9.6 million for the nine months ended September 30, 2012, due to an increase of $10.1 million in non-cash compensation expenses primarily resulting from an increase from $370 per unit to $1,053 per unit in the value of equity-based awards and an increase of $3.1 million in corporate and management personnel costs allocated to us pursuant to our omnibus agreement. These increases were partially offset by a $3.2 million decrease in management fees allocated to the Bison and MGR assets, the agreements for which were discontinued as of the respective dates of contribution, and a $0.4 million decrease in consulting and audit fees. Property and other taxes increased by $1.7 million for the nine months ended September 30, 2012, primarily due to ad valorem tax increases at the Platte Valley and Wattenberg assets. Depreciation, amortization and impairments increased by $2.9 million for the nine months ended September 30, 2012, primarily attributable to the addition of the Platte Valley assets, and depreciation associated with capital projects completed at Wattenberg, Hilight and the Red Desert complex, partially offset by a $3.0 million impairment recognized during the three months ended September 30, 2011, for a pipeline included in the MGR acquisition, with no comparable impairment during the three months ended September 30, 2012.

General and administrative expenses increased by $9.5 million for the year ended December 31, 2011, due to an increase of $7.2 million in non-cash payroll expenses primarily due to an increase in the collective value of awards under the Incentive Plan, from $215.00 per unit to $634.00 per unit and an increase of $2.7 million in corporate and management personnel costs allocated to WES pursuant to the WES omnibus agreement. Property and other taxes increased by $2.3 million for the year ended December 31, 2011, primarily due to the ad valorem tax for the Platte Valley, Bison and Wattenberg assets. Depreciation, amortization and impairments increased by $20.9 million for the year ended December 31, 2011, primarily attributable to the addition of the Platte Valley and Bison assets, depreciation associated with capital projects completed and capitalized at the Wattenberg, Hugoton and Hilight systems, and impairment expense due to the indefinite postponement of an expansion project at the Red Desert system.

General and administrative expenses decreased by $3.5 million for the year ended December 31, 2010, due to the $6.9 million management fee allocated to the Granger assets and Wattenberg assets during the year ended December 31, 2009, then discontinued effective January 2010 and July 2010, respectively, upon contribution of the assets to WES. This decrease was partially offset by a $3.3 million increase in corporate and management personnel costs allocated to WES pursuant to the WES omnibus agreement. Depreciation, amortization and impairments increased by approximately $0.3 million for the year ended December 31, 2010, comprised of a $5.5 million increase in depreciation, offset by a $5.2 million decrease in impairment expense. The increase in depreciation expense was primarily attributable to capital projects completed at the Chipeta, Hilight and Hugoton systems, the addition of the Bison assets, and previously leased compressors used at the Granger and Wattenberg systems purchased and contributed to WES during 2010. The decrease in impairment expense was primarily due to a $6.1 million charge taken during the year ended December 31, 2009, as a result of the write-down of an idle MGR pipeline for which no future cash flows were expected. No similar impairment expense was recorded in 2010.

Interest Income, Net—Affiliates and Interest Expense

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Interest income on note receivable	$16,900	$16,900	$16,900	$12,675	$12,675
Interest income, net on affiliate balances (1)	3,817	3,343	11,660	6,317	—

Interest income, net—affiliates	$20,717	$20,243	$28,560	$18,992	$12,675

Third parties
Interest expense on long-term debt	(304)	(8,530)	(20,533)	$(13,889)	$(28,036)
Amortization of debt issuance costs and commitment fees (2)	(555)	(3,340)	(5,297)	(4,282)	(3,225)
Capitalized interest	—	—	420	134	3,827
Affiliates
Interest expense on note payable to Anadarko (3)	(8,953)	(6,828)	(4,935)	(3,701)	(2,440)
Interest expense, net on affiliate balances	(143)	(96)	—	—	(244)

Interest expense	$(9,955)	$(18,794)	$(30,345)	$(21,738)	$(30,118)

(1)	Incurred on affiliate balances related to the Bison and MGR assets for periods prior to the acquisition of such assets. Beginning December 7, 2011, Anadarko discontinued charging interest on intercompany balances. The outstanding affiliate balances on the Bison and MGR assets prior to their acquisition were entirely settled through an adjustment to net investment by Anadarko.

(2)	Amortization of the original issue discount and underwriters’ fees related to the 2022 Notes and the 2021 Notes was $0.8 million for the nine months ended September 30, 2012, and related to the 2021 Notes was $0.3 million for the nine months ended September 30, 2011, and $0.5 million for the year ended December 31, 2011. See “—Liquidity and Capital Resources—Debt and Credit Facilities—Senior Notes.”
(3)	In June 2012, WES repaid in full the note payable to Anadarko.

Interest expense increased by $8.4 million for the nine months ended September 30, 2012, primarily due to interest expense incurred on the 2021 Notes that were issued in May 2011 and interest expense incurred on the 2022 Notes, partially offset by increased capitalized interest associated with the construction of a second cryogenic train at the Chipeta plant, reductions resulting from the early repayment of the Wattenberg term loan in March 2011 and the related $1.3 million of accelerated amortization expense recognized in March 2011.

Interest expense increased by $11.6 million for the year ended December 31, 2011, due to interest expense incurred on the 2021 Notes issued in May 2011 as well as $1.3 million of accelerated amortization expense related to the early repayment of the Wattenberg term loan in March 2011. The increase was partially offset by lower interest expense on amounts outstanding on the WES RCF during 2011, a decrease in interest expense on the note payable to Anadarko which was amended in December 2010 reducing the interest rate from 4.00% to 2.82% for the remainder of the term, and the repayment of the Wattenberg term loan.

Interest expense increased by $8.8 million for the year ended December 31, 2010, primarily due to interest expense incurred on the amounts outstanding during 2010 under the Wattenberg term loan, the WES RCF and related commitment fees, and expense incurred on intercompany borrowings associated with assets acquired by WES.

Other Income (Expense), Net

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Other income (expense), net	$1,628	$(538)	$(44)	$(895)	$(287)

Other income (expense), net included interest income related to a capital lease of $1.2 million for the nine months ended September 30, 2012, and $1.0 million for the nine months ended September 30, 2011. Other income (expense), net for the nine months ended September 30, 2012, included a realized loss of $1.7 million resulting from U.S. Treasury rate lock agreements settled simultaneously with the June 2012 issuance of the 2022 Notes. Other income (expense), net for the nine months ended September 30, 2011, included the reversal of an unrealized gain of $1.7 million, previously recorded in March 2011, and a realized loss of $1.9 million upon termination of the interest rate swap agreement in May 2011 concurrent with the issuance of the 2021 Notes.

Other income (expense), net for the year ended December 31, 2011, primarily consisted of the $1.9 million loss realized on an interest-rate swap agreement entered into in March 2011 and terminated in May 2011 in connection with the offering of the 2021 Notes, partially offset by $1.6 million of interest income related to the capital lease component of a processing agreement assumed in connection with the MGR acquisition.

Other income (expense), net for the year ended December 31, 2010, primarily related to financial agreements entered into in April 2010 to fix the underlying ten-year Treasury rates with respect to a potential note issuance that was under consideration at that time. Upon reaching the decision not to issue the notes in May 2010, WES terminated the agreements at a cost of $2.4 million. The loss amount was partially offset by $1.6 million of interest income related to the capital lease component of a processing agreement assumed in connection with the MGR acquisition.

Income Tax Expense

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except percentages)
Income before income taxes	$148,654	$178,899	$207,364	$159,458	$136,612
Income tax expense	22,159	21,702	19,018	15,564	699
Effective tax rate	15%	12%	9%	10%	1%

WES is not a taxable entity for U.S. federal income tax purposes, although the portion of WES’s income apportionable to Texas is subject to Texas margin tax. For the periods presented, WES’s variance from the federal statutory rate, which is zero percent as a non-taxable entity, is primarily attributable to federal and state taxes on income attributable to its pre-acquisition assets and WES’s share of Texas margin tax.

Income attributable to (a) the MGR assets prior to and including January 2012, (b) the Bison assets prior to and including June 2011, (c) the Wattenberg assets prior to and including July 2010 and (d) the Granger assets prior to and including January 2010 were subject to federal and state income tax, resulting in an overall lower income tax expense for the year ended December 31, 2011 and the nine months ended September 30, 2012. Income earned by the MGR, Bison, Wattenberg and Granger assets for periods subsequent to January 2012, June 2011, July 2010 and January 2010, respectively, was subject only to Texas margin tax on the portion of their incomes apportionable to Texas.

Noncontrolling Interests

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Net income attributable to noncontrolling interests of WES	$10,260	$11,005	$14,103	$9,665	$11,956

For the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, net income attributable to noncontrolling interests increased by $2.3 million, $3.1 million and $0.7 million, respectively, primarily due to higher volumes at the Chipeta system. For the nine months ended September 30, 2012, the increase was partially offset by WES’s acquisition of Anadarko’s remaining 24% membership interest in Chipeta in August 2012.

Key Performance Metrics

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except gross margin per Mcf)
Gross margin	$380,890	$416,798	$495,894	$367,303	$381,884
Gross margin per Mcf (1)	0.46	0.51	0.55	0.55	0.52
Gross margin per Mcf attributable to Western Gas Partners, LP (2)	0.48	0.54	0.58	0.58	0.55
Adjusted EBITDA attributable to Western Gas Partners, LP (3)	223,766	265,024	324,323	241,284	244,349
Distributable cash flow (3)	$203,376	$237,769	$281,975	$211,313	$197,285

(1)	Average for period. Calculated as gross margin (total revenues less cost of product) divided by total natural gas throughput, including 100% of gross margin and volumes attributable to Chipeta, WES’s 14.81% interest in income and volumes attributable to Fort Union and its 22% interest in income and volumes attributable to Rendezvous.

(2)	Average for period. Calculated as gross margin, excluding the noncontrolling interest owners’ proportionate share of revenues and cost of product, divided by total throughput attributable to WES. Calculation includes income attributable to WES’s investments in Fort Union, White Cliffs and Rendezvous and volumes attributable to its investment in Fort Union and Rendezvous.
(3)	For reconciliations of Adjusted EBITDA and Distributable cash flow to their most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—How WES Evaluates Its Operations—Non-GAAP Financial Measures” and “—How WES Evaluates Its Operations—Reconciliation to GAAP Measures.”

Gross Margin and Gross Margin per Mcf

Gross margin increased by $14.6 million for the nine months ended September 30, 2012, primarily due to higher margins at the Wattenberg and Chipeta systems due to increases in volumes sold (including the impact of commodity price swap agreements at the Wattenberg system), higher margins driven by volumes processed at a plant included in the MGR acquisition under a new contract effective January 2012, with no volumes in the comparable period, and an increase in volumes at White Cliffs. These increases were partially offset by lower gross margins at the Red Desert complex due to price declines, as well as commodity price swap agreements associated with the MGR acquisition, which became effective in January 2012. Gross margin increases were also partially offset by lower gross margins at the Hugoton system due to decreased drip condensate volumes sold. For the nine months ended September 30, 2012, gross margin per Mcf decreased by $0.03, primarily due to a decrease in volumes sold at the Red Desert complex, coupled with an increase in cost of product as a result of commodity price swap agreements associated with the MGR acquisition which became effective in January 2012. These declines were partially offset by increases at the Wattenberg and Chipeta systems due to increases in volumes sold (including the impact of commodity price swap agreements at the Wattenberg system) and an increase in gross margin per Mcf at the Hilight system as a result of a disproportionate decrease in volume and price.

Gross margin increased by $79.1 million for the year ended December 31, 2011, primarily due to the acquisition of the Platte Valley system; the startup of the Bison assets in June 2010; higher margins at the Wattenberg and Chipeta systems (including the impact of commodity price swap agreements at the Wattenberg system), due to an increase in volumes; higher margins at WES’s Red Desert system due to increased NGL prices during 2011 combined with decreased cost of product as a result of lower volumes processed; and the increase in WES’s interest in White Cliffs from 0.4% to 10% in September 2010. These increases were partially offset by lower gross margin at the MIGC system due to the expiration of certain firm transportation contracts in January 2011 and lower gross margins at the Haley and Hugoton systems due to naturally declining production volumes. For the year ended December 31, 2011, gross margin per Mcf increased by 8% and gross margin per Mcf attributable to Western Gas Partners, LP increased by 7%, primarily due to higher margins combined with lower volumes at WES’s Red Desert system as noted above; the acquisition of the Platte Valley system in 2011; and changes in the throughput mix of the portfolio.

Gross margin increased by $35.9 million for the year ended December 31, 2010, primarily due to higher fee revenue at the Granger and Wattenberg systems resulting from the change in affiliate contract terms, as well as higher throughput volumes at those systems; the startup of Bison in June 2010; and higher margins at WES’s Red Desert system due to higher NGL prices and a slight increase in volumes sold. This increase was offset by lower throughput at the Pinnacle, Haley and Dew systems. For the year ended December 31, 2010, gross margin per Mcf increased by 11% and gross margin per Mcf attributable to Western Gas Partners, LP increased by 13%, primarily due to the changes in contract terms mentioned above and changes in the throughput mix within WES’s portfolio.

Adjusted EBITDA

Adjusted EBITDA increased by $3.1 million for the nine months ended September 30, 2012, primarily due to a $25.5 million increase in total revenues excluding equity income, a $3.6 million increase in distributions from equity investees, a $0.6 million decrease in general and administrative expenses excluding non-cash equity-based compensation and a $0.4 million decrease in depreciation expense, partially offset by a $14.0 million increase in cost of product, a $9.2 million increase in operation and maintenance expenses, a $2.3 million increase in net income attributable to noncontrolling interests and a $1.6 million increase in property and other tax expense.

Adjusted EBITDA increased by $59.3 million for the year ended December 31, 2011, primarily due to a $156.4 million increase in total revenues excluding equity income, partially offset by an $80.9 million increase in cost of product, a $15.2 million increase in operation and maintenance expenses and a $0.6 million increase in general and administrative expenses, excluding non-cash equity-based compensation and expenses in excess of the 2010 omnibus cap.

Adjusted EBITDA increased by $41.3 million for the year ended December 31, 2010, primarily due to a $43.8 million increase in total revenues excluding equity income, a $4.0 million decrease in general and administrative expenses excluding non-cash equity-based compensation and expenses in excess of the omnibus cap, and a $2.7 million decrease in operation and maintenance expenses, partially offset by a $7.6 million increase in cost of product.

Distributable Cash Flow

Distributable cash flow decreased by $14.0 million for the nine months ended September 30, 2012, primarily due to a $11.8 million increase in net cash paid for interest expense, a $5.0 million increase in cash paid for maintenance capital expenditures and a $0.3 million increase in cash paid for income taxes, partially offset by the $3.1 million increase in Adjusted EBITDA.

Distributable cash flow increased by $44.2 million for the year ended December 31, 2011, primarily due to the $59.3 million increase in Adjusted EBITDA and a $0.3 million decrease in cash paid for income taxes, partially offset by a $12.0 million increase in net cash paid for interest expense and a $3.4 million increase in cash paid for maintenance capital expenditures.

Distributable cash flow increased by $34.4 million for the year ended December 31, 2010, primarily due to the $41.3 million increase in Adjusted EBITDA and a $2.5 million decrease in cash paid for maintenance capital expenditures, partially offset by an $8.8 million increase in net cash paid for interest expense and a $0.5 million increase in cash paid for income taxes.

Liquidity and Capital Resources

Other than capital funding obligations relating to the maintenance of WES GP’s 2.0% interest in WES, we historically have not had any material capital requirements separate from those of WES, and we do not expect to have separate capital requirements in the future. On November 1, 2012, we entered into a $30.0 million working capital facility with Anadarko as the lender. The facility is available exclusively to fund our working capital borrowings. Borrowings under the facility mature on November 1, 2017, and bear interest at London Interbank Offered Rate (“LIBOR”) plus 1.50%. We believe we will have adequate financing over the next twelve months to meet currently anticipated expenditures, and we currently have no plans to use the working capital facility or any other financing sources during that period.

WES’s primary cash requirements are for acquisitions and other capital expenditures, debt service, customary operating expenses, quarterly distributions to limited and general partners and distributions to its noncontrolling interest owners. WES’s sources of liquidity as of September 30, 2012, include cash and cash equivalents, cash flows generated from operations, including interest income on WES’s $260.0 million note receivable from Anadarko, available borrowing capacity under the WES RCF, and issuances of additional equity or debt securities. WES believes that cash flows generated from these sources will be sufficient to satisfy its short-term working capital requirements and long-term maintenance and expansion capital expenditure requirements. The amount of future distributions to WES’s unitholders will depend on its results of operations, financial condition, capital requirements and other factors, and will be determined by the board of directors of its general partner on a quarterly basis. Due to WES’s cash distribution policy, WES expects to rely on external financing sources, including equity and debt issuances, to fund expansion capital expenditures and future acquisitions. However, to limit interest expense, WES may use operating cash flows to fund expansion capital expenditures or acquisitions, which could result in subsequent borrowings under the WES RCF to pay distributions or fund other short-term working capital requirements.

WES’s partnership agreement requires that it distribute all of its available cash (as defined in its partnership agreement) to unitholders of record on the applicable record date. WES has made cash distributions to its unitholders and has increased its quarterly distribution each quarter from the second quarter of 2009 through the third quarter of 2012. On November 13, 2012, WES paid a cash distribution to its unitholders of $0.50 per unit, or $56.3 million in aggregate, including incentive distributions, to unitholders of record at the close of business on October 31, 2012.

WES’s management continuously monitors its leverage position and coordinates its capital expenditure program, quarterly distributions and acquisition strategy with its expected cash flows and projected debt-repayment schedule. WES’s management will continue to evaluate funding alternatives, including additional borrowings and the issuance of debt or equity securities, to secure funds as needed or refinance outstanding debt balances with longer-term notes. To facilitate a potential debt or equity securities issuance, WES has the ability to sell securities under its shelf registration statements. WES’s ability to generate cash flows is subject to a number of factors, some of which are beyond its control. Please read “Risk Factors.”

Working Capital

As of September 30, 2012, WES had a $131.8 million working capital deficit, defined as the amount by which current liabilities exceed current assets. Working capital is an indication of liquidity and potential need for short-term funding. Our working capital requirements are primarily those of WES, which are driven by changes in accounts receivable and accounts payable and factors such as credit extended to, and the timing of collections from, its customers and the level and timing of its spending for maintenance and expansion activity.

Capital Expenditures

WES’s business is capital intensive, requiring significant investment to maintain and improve existing facilities or develop new midstream infrastructure. WES categorizes capital expenditures as either of the following:

•

maintenance capital expenditures, which include those expenditures required to maintain the existing operating capacity and service capability of WES’s assets, such as to replace system components and equipment that have been subject to significant use over time, become obsolete or reached the end of their useful lives, to remain in compliance with regulatory or legal requirements or to complete additional well connections to maintain existing system throughput and related cash flows; or

•

expansion capital expenditures, which include expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of WES’s assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput.

Capital expenditures in the consolidated statements of cash flows reflect capital expenditures on a cash basis, when payments are made. Capital incurred is presented on an accrual basis. Capital expenditures as presented in the consolidated statements of cash flows and capital incurred were as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Acquisitions	$101,451	$752,827	$330,794	$326,957	$605,960

Expansion capital expenditures	$93,768	$113,100	$114,557	$57,893	$232,625
Maintenance capital expenditures	27,527	24,900	28,389	20,680	26,291

Total capital expenditures (1)	$121,295	$138,000	$142,946	$78,573	$258,916

Capital incurred (2)	$109,168	$143,223	$148,348	$88,223	$356,090

(1)	Capital expenditures for the years ended December 31, 2009, 2010 and 2011 and for the nine months ended September 30, 2011 included $82.8 million, $101.2 million, $2.7 million and $9.5 million, respectively, of pre-acquisition capital expenditures for the MGR, Bison, Wattenberg and Granger assets and the noncontrolling interest owners’ share of Chipeta’s capital expenditures, funded by contributions from the noncontrolling interest owners. Capital expenditures for the year ended December 31, 2011 and the nine months ended September 30, 2012 excluded $0.4 million and $3.8 million of capitalized interest, respectively.
(2)	Capital incurred for the years ended December 31, 2009, 2010 and 2011 and for the nine months ended September 30, 2011 included $76.0 million, $105.0 million, $0.9 million and $7.9 million, respectively, of pre-acquisition capital incurred for the MGR, Bison, Wattenberg and Granger assets and the noncontrolling interest owners’ share of Chipeta’s capital incurred, funded by contributions from the noncontrolling interest owners.

Capital expenditures, excluding acquisitions, increased by $180.3 million for the nine months ended September 30, 2012. Expansion capital expenditures increased by $174.7 million for the nine months ended September 30, 2012, primarily due to an increase of $112.0 million in expenditures at WES’s Wattenberg, Chipeta, and Platte Valley systems and at the Red Desert complex, and $70.5 million related to the construction of the Brasada and Lancaster gas processing facilities. These increases were partially offset by a $6.3 million decrease related to the Bison assets, due to the continued startup costs incurred in early 2011, and a $1.2 million decrease at the Hilight system. Maintenance capital expenditures increased by $5.6 million, primarily as a result of increased expenditures of $6.5 million due to higher well connects at the Platte Valley, Wattenberg, Haley and Hilight systems and the Red Desert complex and a prior period adjustment of $0.7 million recorded during the nine months ended September 30, 2012, partially offset by $1.6 million in improvements at the Hugoton system, completed during 2011.

Capital expenditures, excluding acquisitions, increased by $4.9 million for the year ended December 31, 2011. Expansion capital expenditures increased by $1.5 million for the year ended December 31, 2011, primarily due to an increase of $39.5 million in expenditures primarily at WES’s Chipeta, Bison, Highlight and Wattenberg systems, partially offset by the purchase of previously leased compressors at the Wattenberg system during the year ended December 31, 2010, for $37.5 million. Maintenance capital expenditures increased by $3.5 million, primarily as a result of maintenance projects at the Wattenberg system and higher well connects at the Hilight system, partially offset by fewer well connections at the Haley and Hugoton systems in 2011 and improvements at the Granger system completed during 2010.

Capital expenditures increased by $16.7 million for the year ended December 31, 2010. Excluding cash paid for acquisitions, expansion capital expenditures for the year ended December 31, 2010, increased by $19.3 million, primarily due to Anadarko commencing the construction of the Bison assets in 2009 and placing them in service in June 2010, in addition to the purchase of previously leased compressors at the Granger and Wattenberg systems during 2010 prior to the Granger and Wattenberg acquisitions. The increase was offset by the indefinite postponement of an expansion project at the Red Desert system, completion of the cryogenic unit at the Chipeta plant and a compressor overhaul at the Hugoton system during 2009. In addition, maintenance capital expenditures decreased by $2.6 million, primarily as a result of fewer well connections.

WES estimates its total capital expenditures for the year ending December 31, 2012, including its share of Chipeta’s capital expenditures and excluding acquisitions, will be between $410 million to $460 million and its maintenance capital expenditures to be approximately 6% to 10% of total capital expenditures. Expected 2012 capital projects include its share of the costs associated with the completion of a second cryogenic train at the Chipeta plant and the construction of new cryogenic processing plants in Colorado and Texas. WES’s future expansion capital expenditures may vary significantly from period to period based on the investment opportunities available to it, which are dependent, in part, on the drilling activities of Anadarko and third-party producers. WES expects to fund future capital expenditures from cash flows generated from operations, interest income from our note receivable from Anadarko, borrowings under the WES RCF, the issuance of additional partnership units or debt offerings.

Consolidated Historical Cash Flow

The following table and discussion presents a summary of WES’s combined net cash provided by (used in) operating activities, combined net cash provided by (used in) investing activities and combined net cash provided by (used in) financing activities for the years ended December 31, 2009, 2010 and 2011 and for the nine months ended September 30, 2011 and 2012.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Net cash provided by (used in):
Operating activities	$212,765	$263,749	$327,171	$243,401	$259,120
Investing activities	(223,128)	(885,507)	(472,951)	(405,241)	(864,263)
Financing activities	44,273	578,848	345,265	386,223	426,078

Net increase (decrease) in cash and cash equivalents	$33,910	$(42,910)	$199,485	$224,383	$(179,065)

Operating Activities. For expanded discussion, refer to “—Operating Results” above.

Net cash provided by operating activities increased by $15.7 million for the nine months ended September 30, 2012, primarily due to the following: a $25.5 million increase in revenues, excluding equity income, due to increased processing throughput as a result of increased drilling activity in certain of WES’s operating areas, increased average commodity prices pursuant to fixed-price swap agreements, and the addition of the Platte Valley assets in March 2011; a $15.4 million increase due to working capital changes, primarily as a result of the addition of the Platte Valley assets in March 2011; a $10.7 million decrease in current income tax expense, due to income earned by assets acquired from Anadarko being subject to federal and state income tax prior to their acquisition by WES; and a $3.0 million increase in equity income, due to increased income from White Cliffs and Rendezvous as a result of increased volumes.

The impact of these items was offset primarily by the following: a $14.0 million increase in cost of product expense, due to increased processing throughput as a result of increased drilling activity in certain of WES’s operating areas and additional throughput from the Platte Valley assets beginning in March 2011; a $9.2 million increase in operation and maintenance expense, primarily associated with the addition of the Platte Valley assets in March 2011; an $8.4 million increase in interest expense, primarily due to the 2022 Notes offering in June 2012; and a $6.3 million decrease in interest income related to Bison and MGR affiliate balances that existed for periods prior to WES’s acquisition of such assets from Anadarko in July 2011 and January 2012, respectively.

For additional information regarding changes in working capital, see “Description of Business and Basis of Presentation” in the Notes to Unaudited Consolidated Financial Statements of Western Gas Equity Partners, LP on page F-47.

Net cash provided by operating activities increased by $63.4 million for the year ended December 31, 2011, primarily resulting from the following items: a $156.4 million increase in revenues, excluding equity income, as a result of increased drilling activity in certain of WES’s operating areas, increased average commodity prices pursuant to fixed-price swap agreements and the addition of the Platte Valley assets in March 2011; and a $18.4 million increase due to working capital changes and other items, largely related to the addition of the Platte Valley assets beginning in March 2011, and higher price- and volume-related cost-of-product purchases. The impact of these items was offset primarily by the following: an $80.9 million increase in cost of product expense, due to increased processing throughput as a result of increased drilling activity in certain of WES’s operating areas and additional throughput from the Platte Valley assets beginning in March 2011; a $15.2 million increase in operation and maintenance expenses, also due to the addition of the Platte Valley system in March 2011, as well as the June 2010 startup of the Bison assets; an $11.6 million increase in interest expense, primarily due to the 2021 Notes offering in May 2011; a $4.3 million increase in current income tax expense, due to income earned by assets acquired from Anadarko in 2011 being subject to higher federal and state income tax for the 2011 pre-acquisition period as compared to 2010; and a $2.3 million increase in property and other tax expense, primarily due to ad valorem taxes for the Platte Valley, Bison, and Wattenberg assets beginning in March 2011, July 2011, and August 2010, respectively.

Net cash provided by operating activities increased by $51.0 million for the year ended December 31, 2010, primarily resulting from the following items: a $43.8 million increase in revenues, excluding equity income, due primarily to increased drilling activity in certain of WES’s operating areas and increased average commodity prices pursuant to fixed-price swap agreements; a $10.5 million increase due to working capital changes and other items, largely as a result of increased cost-of-product purchases for the MGR assets; and a $10.0 million decrease in current income tax expense, due to income earned by assets acquired from Anadarko being subject to federal and state income tax prior to their acquisition. The impact of these items was offset primarily by the following: an $8.8 million increase in interest expense as a result of the Wattenberg term loan issued in August 2010 and borrowings under the WES RCF entered into in October 2009; and a $7.6 million increase in cost of product expense due to higher commodity prices.

Investing Activities. Net cash used in investing activities for the nine months ended September 30, 2012, included the following: $458.6 million of cash paid for the MGR acquisition; $258.9 million of capital expenditures; $128.3 million of cash paid for the additional 24% membership interest in Chipeta; and $18.9 million of cash paid for equipment purchases from Anadarko. Net cash used in investing activities for the nine months ended September 30, 2011, included the following: $302.0 million of cash paid for the Platte Valley acquisition; $25.0 million of cash paid for the Bison acquisition; and $78.6 million of capital expenditures.

Net cash used in investing activities for the year ended December 31, 2011, included the following: $302.0 million of cash paid for the Platte Valley acquisition; $142.9 million of capital expenditures; $25.0 million of cash paid for the Bison acquisition; and $3.8 million for equipment purchases from Anadarko.

Net cash used in investing activities for the year ended December 31, 2010, included the following: $473.1 million paid for the Wattenberg acquisition; $241.7 million of cash paid for the Granger acquisition; $138.0 million of capital expenditures; and $38.0 million paid for the White Cliffs acquisition. Offsetting these amounts were $5.6 million of proceeds from the sale of idle compressors to Anadarko and the sale of an idle refrigeration unit at the Granger system to a third party.

Net cash used in investing activities for the year ended December 31, 2009, included the following: $121.3 million of capital expenditures; and $101.5 million paid for the initial Chipeta acquisition in July 2009.

Financing Activities. Net cash provided by financing activities for the nine months ended September 30, 2012, included the following: $511.3 million of net proceeds received from WES’s 2022 Notes offering in June 2012, after deducting underwriting and original issue discounts and offering costs; $299.0 million of borrowings to fund the MGR acquisition; and $216.4 million of net proceeds from WES’s June 2012 equity offering. Proceeds from WES’s 2022 Notes offering were used to repay borrowings outstanding under the WES RCF and WES’s note payable to Anadarko. Net contributions from Anadarko attributable to intercompany balances were $2.2 million during 2012, representing the settlement of intercompany transactions attributable to the Bison assets.

Net cash provided by financing activities for the nine months ended September 30, 2011, included the following: $489.7 million of net proceeds from WES’s 2021 Notes offering in May 2011, after deducting underwriting and original issue discounts and offering costs; $303.0 million of borrowings to fund the Platte Valley acquisition; $250.0 million repayment of the Wattenberg term loan (described below) using borrowings from the WES RCF; $202.8 million of net proceeds from WES’s September 2011 equity offering; and $132.6 million of net proceeds from WES’s March 2011 equity offering. Proceeds from WES’s 2021 Notes offering and March 2011 equity offering were used to repay borrowings outstanding under the WES RCF. Net distributions to Anadarko attributable to pre-acquisition intercompany balances were $42.9 million during 2011, representing the net non-cash settlement of intercompany transactions attributable to the MGR and Bison assets.

Net cash provided by financing activities for the year ended December 31, 2011, included the following: $493.9 million of net proceeds from WES’s 2021 Notes offering in May 2011; $303.0 million of borrowings to fund the Platte Valley acquisition; $250.0 million repayment of the Wattenberg term loan (described below) using borrowings from the WES RCF; $202.8 million of net proceeds from WES’s September 2011 equity offering; and $132.6 million of net proceeds from WES’s March 2011 equity offering. Proceeds from WES’s March 2011 equity offering and 2021 Notes offering in May 2011 were used to repay $619.0 million of borrowings outstanding under the WES RCF. Net distributions to Anadarko attributable to pre-acquisition intercompany balances were $53.0 million during 2011, representing the net non-cash settlement of intercompany transactions attributable to the Bison and MGR assets.

Net cash provided by financing activities for the year ended December 31, 2010, included the following: $450.0 million of borrowings to partially fund the Wattenberg acquisition; $210.0 million to partially fund the Granger acquisition; $246.7 million of net proceeds from WES’s November 2010 equity offering; and $99.1 million of net proceeds from WES’s May 2010 equity offering. Proceeds from both WES’s May 2010 and November 2010 equity offerings were used to repay $361.0 million of borrowings outstanding under the WES RCF. Net contributions from Anadarko attributable to pre-acquisition intercompany balances were $39.4 million during 2010, representing the net non-cash settlement of intercompany transactions attributable to the Granger, Wattenberg, Bison and MGR assets.

Net cash provided by financing activities for the year ended December 31, 2009, included the following: $122.5 million of proceeds from WES’s December 2009 equity offering; $101.5 million issuance of the three-year term loan to Anadarko in connection with the initial Chipeta acquisition, partially offset by its repayment in October 2009; and $4.3 million of costs paid in connection with the WES RCF entered into in October 2009. Proceeds from WES’s December 2009 equity offering were used to repay $101.5 million outstanding under the WES RCF. Net distributions to Anadarko attributable to pre-acquisition intercompany balances were $36.2 million during 2009, representing the net non-cash settlement of intercompany transactions attributable to the Chipeta, Granger, Wattenberg, Bison and MGR assets.

For the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009 WES paid $141.5 million, $99.8 million, $140.1 million, $94.2 million and $70.1 million, respectively, of cash distributions to its unitholders. Contributions from noncontrolling interest owners to Chipeta totaled $26.9 million, $16.9 million, $33.6 million, $2.1 million and $40.3 million during such periods, respectively, primarily for expansion of the cryogenic units and plant construction. Distributions from Chipeta to noncontrolling interest owners totaled $14.3 million, $10.2 million, $17.5 million, $13.2 million and $8.0 million for such periods, respectively, representing the distributions for the three preceding quarterly periods ended June 30th of the respective year (in the case of nine month periods) and four preceding quarterly periods ended September 30th of the respective year (in the case of year periods).

Debt and Credit Facilities

Senior Notes. In May 2011, WES completed the offering of $500.0 million aggregate principal amount of 5.375% Senior Notes due 2021 (the “2021 Notes”) at a price to the public of 98.778% of the face amount. Including the effects of the issuance and underwriting discounts, the effective interest rate is 5.648%. As of September 30, 2012, the carrying value of the 2021 Notes was $494.5 million.

Upon issuance, the 2021 Notes were fully and unconditionally guaranteed on a senior unsecured basis by each of WES’s wholly owned subsidiaries. These guarantees were subsequently released on June 13, 2012, upon the release of such subsidiaries’ guarantee under the WES RCF following WES’s receipt of a second investment grade rating, as discussed below.

In June 2012, WES completed the offering of $520.0 million aggregate principal amount of 4.000% Senior Notes due 2022 (the “2022 Notes”) at a price to the public of 99.194% of the face amount. Including the effects of the issuance and underwriting discounts, the effective interest rate is 4.207%. As of September 30, 2012, the carrying value of the 2022 Notes was $515.9 million.

Interest will be paid semi-annually on January 1 and July 1 of each year, commencing on January 1, 2013. The 2022 Notes will mature on July 1, 2022, unless redeemed, in whole or in part, at any time prior to maturity, at a redemption price that includes a make-whole premium. Proceeds (net of underwriting discount of $3.4 million and debt issuance costs) were used to repay all amounts then outstanding under the WES RCF and the $175.0 million note payable to Anadarko (see below).

In October 2012, WES issued an additional $150.0 million in aggregate principal amount of the 2022 Notes (the “Additional 2022 Notes”) at a price to the public of 105.178% of the face amount. The Additional 2022 Notes were issued under the indenture governing the 2022 Notes, and the Additional 2022 Notes and the 2022 Notes are treated as a single class of securities under such indenture. Interest on the Additional 2022 Notes accrues from June 28, 2012, the date the 2022 Notes were issued and will be payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 2013. Including the effects of the issuance premium and underwriting fees, the effective interest rate of the Additional 2022 Notes is 3.527%. The net proceeds from the offering of the Additional 2022 Notes will be used for general partnership purposes, which may include the funding of capital expenditures.

The indentures governing the 2021 Notes and 2022 Notes contain customary events of default, including, among others, (i) default for 30 days in the payment of interest when due; (ii) default in payment, when due, of principal or premium, if any, at maturity, upon redemption or otherwise; and (iii) certain events of bankruptcy or insolvency. The indentures also contain covenants that limit, among other things, WES’s ability, as well as that of certain of its subsidiaries, to (i) create liens on WES’s principal properties; (ii) engage in sale and leaseback transactions; and (iii) merge or consolidate with another entity or sell, lease or transfer substantially all of WES’s properties or assets to another entity. At September 30, 2012, WES was in compliance with all covenants under the indenture.

Note payable to Anadarko. In December 2008, WES entered into a five-year $175.0 million term loan agreement with Anadarko. The term loan agreement was amended in December 2010 to fix the interest rate at 2.82% through maturity in 2013. In June 2012, the note payable to Anadarko was repaid in full with proceeds from the issuance of the 2022 Notes.

Revolving credit facility. In March 2011, WES entered into the WES RCF, an $800.0 million senior unsecured revolving credit facility, and borrowed $250.0 million under the WES RCF to repay the Wattenberg term loan (described below). The WES RCF matures in March 2016 and bears interest at LIBOR plus applicable margins, currently ranging from 1.30% to 1.90%, or an alternate base rate equal to the greatest of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.5%, or (c) LIBOR plus 1%, in each case plus applicable margins, currently ranging from 0.30% to 0.90%. WES is also required to pay a quarterly facility fee, currently ranging from 0.20% to 0.35% of the commitment amount (whether used or unused), based upon its senior unsecured debt rating.

On June 13, 2012, following the receipt of a second investment grade rating from a major credit rating agency, the guarantees of indebtedness under the WES RCF provided by WES’s wholly owned subsidiaries were released, and WES is no longer subject to certain of the restrictive covenants associated with the WES RCF. The WES RCF continues to contain certain covenants that limit, among other things, WES’s, and certain of its subsidiaries’, ability to incur additional indebtedness, grant certain liens, merge, consolidate or allow any material change in the character of WES’s business, enter into certain affiliate transactions and use proceeds other than for partnership purposes. The WES RCF also contains various customary covenants, customary events of default and a maximum consolidated leverage ratio as of the end of each fiscal quarter (which is defined as the ratio of consolidated indebtedness as of the last day of a fiscal quarter to Consolidated EBITDA for the most recent four consecutive fiscal quarters ending on such day) of 5.0 to 1.0, or a consolidated leverage ratio of 5.5 to 1.0 with respect to quarters ending in the 270-day period immediately following certain acquisitions. As of September 30, 2012, WES had no outstanding borrowings under the WES RCF and had $0.3 million in outstanding letters of credit issued under the WES RCF. At September 30, 2012, WES was in compliance with all remaining covenants under the WES RCF.

The 2022 Notes, the 2021 Notes and obligations under the WES RCF are recourse to WES GP. In turn, WES GP has been indemnified by a wholly owned subsidiary of Anadarko against any claims made against the general partner under the 2022 Notes, the 2021 Notes and/or the WES RCF.

Wattenberg term loan. In connection with the Wattenberg acquisition, in August 2010, WES borrowed $250.0 million under a three-year term loan from a group of banks (“Wattenberg term loan”). The Wattenberg term loan incurred interest at LIBOR plus a margin ranging from 2.50% to 3.50% depending on WES’s consolidated leverage ratio as defined in the Wattenberg term loan agreement. WES repaid the Wattenberg term loan in full in March 2011 using borrowings from the WES RCF and recognized $1.3 million of accelerated amortization expense related to its early repayment.

Registered securities. WES may issue an indeterminate amount of common units and various debt securities under its effective shelf registration statement on file with the SEC.

In August 2012, WES filed a registration statement with the SEC authorizing the issuance of up to $125.0 million of its common units in amounts, at prices and on terms to be determined by market conditions and other factors at the time of its offerings. As of September 30, 2012 WES had not issued any common units under such registration statement.

Credit Risk

WES bears credit risk represented by its exposure to non-payment or non-performance by its counterparties, including Anadarko, financial institutions, customers and other parties. Generally, non-payment or non-performance results from a customer’s inability to satisfy payables to WES for services rendered or volumes owed pursuant to gas imbalance agreements. WES examines and monitors the creditworthiness of third-party customers and may establish credit limits for third-party customers. A substantial portion of WES’s throughput, however, comes from producers that have investment-grade ratings.

WES is dependent upon a single producer, Anadarko, for the substantial majority of its natural gas volumes and it does not maintain a credit limit with respect to Anadarko. Consequently, WES is subject to the risk of non-payment or late payment by Anadarko for gathering, processing and transportation fees and for proceeds from the sale of residue gas, NGLs and condensate to Anadarko.

WES expects its exposure to concentrated risk of non-payment or non-performance to continue for as long as it remains substantially dependent on Anadarko for its revenues. Additionally, WES is exposed to credit risk on the note receivable from Anadarko, which was issued concurrently with the closing of its initial public offering. WES is also party to agreements with Anadarko under which Anadarko is required to indemnify WES for certain environmental claims, losses arising from rights-of-way claims, failures to obtain required consents or governmental permits and income taxes with respect to the assets acquired from Anadarko. Finally, WES has entered into various commodity price swap agreements with Anadarko in order to reduce its exposure to commodity price risk and is subject to performance risk thereunder.

WES’s ability to make distributions to its unitholders may be adversely impacted if Anadarko becomes unable to perform under the terms of its gathering, processing and transportation agreements, natural gas and NGL purchase agreements, its note payable to WES, the WES omnibus agreement, the services and secondment agreement, contribution agreements or the commodity price swap agreements.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements. WES does not have off-balance sheet arrangements other than its operating leases entered into in the ordinary course of its business.

Our Distributions

We expect to pay an initial quarterly distribution of $0.165 per common unit per complete quarter, which equates to $35.4 million per quarter, or $141.6 million per year, based on the number of common units to be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Total Contractual Cash Obligations

The following is a summary of WES’s contractual cash obligations as of September 30, 2012. The table below excludes amounts classified as current liabilities on the consolidated balance sheets, other than current portions of categories listed within the table. It is expected that the majority of the excluded current liabilities will be paid in cash in 2013.

	Obligations by Period
	2012	2013	2014	2015	2016	Thereafter	Total
	(in thousands)
Long-term debt:
Principal	$—	$—	$—	$—	$—	$1,170,000	$1,170,000
Interest	25,098	53,161	53,143	53,124	53,105	263,731	501,362
Asset retirement obligations	528	—	—	1,524	117	64,573	66,742
Capital expenditures	78,837	—	—	—	—	—	78,837
Credit facility fees	668	2,000	2,000	2,000	460	—	7,128
Environmental obligations	1,290	584	423	186	140	286	2,909
Operating leases	67	239	168	168	168	124	934

Total	$106,488	$55,984	$55,734	$57,002	$53,990	$1,498,714	$1,827,912

Debt and credit facility fees. For additional information on notes payable and credit facility fees required under the WES RCF, see “—Liquidity and Capital Resources—Debt and Credit Facilities” above.

Asset retirement obligations. When assets are acquired or constructed, the initial estimated asset retirement obligation is recognized in an amount equal to the net present value of the settlement obligation, with an associated increase in properties and equipment. Revisions to estimated asset retirement obligations can result from revisions to estimated inflation rates and discount rates, changes in retirement costs and the estimated timing of settlement.

Capital expenditures. Included in this amount are capital obligations related to WES’s expansion projects. WES has other planned capital and investment projects that are discretionary in nature, with no substantial contractual obligations made in advance of the actual expenditures.

Environmental obligations. WES is subject to various environmental-remediation obligations arising from federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal and other environmental matters. WES regularly monitors the remediation and reclamation process and the liabilities recorded and believes its environmental obligations are adequate to fund remedial actions to comply with present laws and regulations.

Operating leases. Anadarko, on WES’s behalf, has entered into lease agreements for corporate offices, shared field offices and a warehouse supporting WES operations, for which it charges WES rent. The amounts above represent existing contractual operating lease obligations that may be assigned or otherwise charged to WES pursuant to the reimbursement provisions of the WES omnibus agreement.

Quantitative and Qualitative Disclosures About Market Risk

Commodity price risk. Pursuant to certain of WES’s contracts, WES retains and sells drip condensate that is recovered during the gathering of natural gas. As part of this arrangement, WES is required to provide a thermally equivalent volume of natural gas or the cash equivalent thereof to the shipper. Thus, WES’s revenues for this portion of its contractual arrangement are based on the price received for the drip condensate and WES’s costs for this portion of its contractual arrangement depend on the price of natural gas. Historically, drip condensate sells at a price representing a discount to the price of New York Mercantile Exchange, or “NYMEX,” West Texas Intermediate crude oil.

In addition, certain of WES’s processing services are provided under percent-of-proceeds and keep-whole agreements in which Anadarko is typically responsible for the marketing of the natural gas and NGLs. Under percent-of-proceeds agreements, WES receives a specified percentage of the net proceeds from the sale of natural gas and NGLs. Under keep-whole agreements, WES keeps 100% of the NGLs produced, and the processed natural gas, or value of the gas, is returned to the producer. Since some of the gas is used and removed during processing, WES compensates the producer for this amount of gas by supplying additional gas or by paying an agreed-upon value for the gas utilized.

To mitigate WES’s exposure to changes in commodity prices as a result of the purchase and sale of natural gas, condensate or NGLs, WES entered into fixed-price commodity price swap agreements with Anadarko for the Powder River assets, which extend through December 31, 2012, with WES’s option to extend through 2013; for the Granger assets, which extend through the end of 2014; for the Wattenberg assets, which extend through June 30, 2015; and for the Hugoton system, which extend through September 30, 2015. Please read “Risk Factors—Risks Inherent in WES’s Business—WES’s strategies to reduce its exposure to changes in commodity prices may fail to protect WES and could negatively impact its financial condition, thereby reducing its cash flows and ability to make distributions to partners, including us.”

WES considers its exposure to commodity price risk associated with the above-described arrangements to be minimal given the existence of the commodity price swap agreements with Anadarko and the relatively small amount of operating income that is impacted by changes in market prices. Accordingly, WES does not expect a 10% change in natural gas or NGL prices to have a material direct impact on WES’s operating income, financial condition or cash flows for the next twelve months, excluding the effect of natural gas imbalances described below.

WES also bears a limited degree of commodity price risk with respect to settlement of its natural gas imbalances that arise from differences in gas volumes received into WES’s systems and gas volumes delivered by WES to customers, as well as instances where WES’s actual liquids recovery or fuel usage varies from the contractually stipulated amounts. Natural gas volumes owed to or by WES that are subject to monthly cash settlement are valued according to the terms of the contract as of the balance sheet dates, and generally reflect market index prices. Other natural gas volumes owed to or by WES are valued at WES’s weighted average cost of natural gas as of the balance sheet dates and are settled in-kind. WES’s exposure to the impact of changes in commodity prices on outstanding imbalances depends on the timing of settlement of the imbalances.

Interest rate risk. Interest rates during 2011 and the nine months ended September 30, 2012 were low compared to historic rates. As of September 30, 2012, WES had no borrowings under the WES RCF, which bears interest at the variable rate based on LIBOR. If interest rates rise, WES’s future financing costs could increase if WES incurs borrowings under the WES RCF. For the three months ended September 30, 2012, a 10% change in LIBOR would have resulted in a nominal change in net income.

We may incur debt under our working capital facility and WES may incur additional debt in the future, either under the WES RCF or other financing sources, including commercial bank borrowings or debt issuances.

Critical Accounting Policies and Estimates

WES’s management has discussed the development and selection of the following critical accounting estimates of WES with the audit committee of WES GP’s board of directors and WES GP’s audit committee has reviewed and approved these disclosures.

Depreciation. Depreciation expense is generally computed using the straight-line method over the estimated useful life of the assets. Determination of depreciation expense requires judgment regarding the estimated useful lives and salvage values of property, plant and equipment. As circumstances warrant, depreciation estimates are reviewed to determine if any changes in the underlying assumptions are necessary. The weighted average life of WES’s long-lived assets is approximately 23 years. If the depreciable lives of WES’s assets were reduced by 10%, it is estimated that annual depreciation expense would increase by approximately $12.8 million, which would result in a corresponding reduction in WES’s operating income.

Impairments of tangible assets. Property, plant and equipment are generally stated at the lower of historical cost less accumulated depreciation or at fair value, if impaired. Because acquisitions of assets from Anadarko are transfers of net assets between entities under common control, the assets acquired by WES from Anadarko are initially recorded at Anadarko’s historic carrying value. Assets acquired in a business combination or non-monetary exchange with a third party are initially recorded at fair value. Property, plant and equipment balances are evaluated for potential impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable from expected undiscounted cash flows from the use and eventual disposition of an asset. If the carrying amount of the asset is not expected to be recoverable from future undiscounted cash flows, an impairment may be recognized. Any impairment is measured as the excess of the carrying amount of the asset over its estimated fair value.

In assessing long-lived assets for impairments, WES’s management evaluates changes in WES’s business and economic conditions and their implications for recoverability of the assets’ carrying amounts. Since a significant portion of WES’s revenues arise from gathering, processing and transporting the natural gas production from Anadarko-operated properties, significant downward revisions in reserve estimates or changes in future development plans by Anadarko, to the extent they affect WES’s operations, may necessitate assessment of the carrying amount of WES’s affected assets for recoverability. Such assessment requires application of judgment regarding the use and ultimate disposition of the asset, long-range revenue and expense estimates, global and regional economic conditions, including commodity prices and drilling activity by WES’s customers, as well as other factors affecting estimated future net cash flows. The measure of impairments to be recognized, if any, depends upon WES’s management’s estimate of the asset’s fair value, which may be determined based on the estimates of future net cash flows or values at which similar assets were transferred in the market in recent transactions, if such data is available.

Impairments of goodwill. Goodwill represents the allocated portion of Anadarko’s midstream goodwill attributed to the assets WES has acquired from Anadarko. The carrying value of Anadarko’s midstream goodwill represents the excess of the purchase price of an entity over the estimated fair value of the identifiable assets acquired and liabilities assumed by Anadarko. Accordingly, WES’s goodwill balance does not reflect, and in some cases is significantly higher than, the difference between the consideration paid by WES for acquisitions from Anadarko compared to the fair value of the net assets acquired. WES evaluates whether goodwill has been impaired annually as of October 1, unless facts and circumstances make it necessary to test more frequently. WES’s management has determined that it has one operating segment and two reporting units: (i) gathering and processing and (2) transportation. The carrying value of goodwill as of September 30, 2012 was $83.1 million for the gathering and processing reporting unit and $4.8 million for the transportation reporting unit. Accounting standards require that goodwill be assessed for impairment at the reporting unit level. Goodwill impairment assessment is a two-step process. Step one focuses on identifying a potential impairment by comparing the fair value of the reporting unit with the carrying amount of the reporting unit. If the fair value of the reporting unit exceeds its carrying amount, no further action is required. However, if the carrying amount of the reporting unit exceeds its fair value, goodwill is written down to the implied fair value of the goodwill through a charge to operating expense based on a hypothetical purchase price allocation.

Because quoted market prices for WES’s reporting units are not available, WES’s management must apply judgment in determining the estimated fair value of reporting units for purposes of performing the goodwill impairment test. WES’s management uses information available to make these fair value estimates, including market multiples of EBITDA. Specifically, WES’s management estimates fair value by applying an estimated multiple to projected 2012 EBITDA. WES’s management considered observable transactions in the market, as well as trading multiples for peers, to determine an appropriate multiple to apply against WES’s projected EBITDA. A lower fair value estimate in the future for any of WES’s reporting units could result in a goodwill impairment. Factors that could trigger a lower fair-value estimate include sustained price declines, throughput declines, cost increases, regulatory or political environment changes, and other changes in market conditions such as decreased prices in market-based transactions for similar assets. Based on WES’s most recent goodwill impairment test, WES concluded that the fair value of each reporting unit substantially exceeded the carrying value of the reporting unit. Therefore, no goodwill impairment was indicated and no goodwill impairment has been recognized in WES’s consolidated financial statements.

Impairments of intangible assets. WES’s intangible asset balance at September 30, 2012, represents the fair value, net of amortization, of the contracts assumed by WES in connection with the Platte Valley acquisition in February 2011. These long-term contracts, which dedicate certain customers’ field production to the acquired gathering and processing system, provide an extended commercial relationship with the existing customers whereby WES will have the opportunity to gather and process future production from the customers’ acreage. Customer relationships are amortized on a straight-line basis over 50 years, which is the estimated productive life of the reserves covered by the underlying acreage ultimately expected to be produced and gathered or processed through WES’s assets subject to current contractual arrangements.

WES’s management assesses intangible assets for impairment, together with the related underlying long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of the respective asset may not be recoverable. Impairments exist when an asset’s carrying amount exceeds estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the tested asset. When alternative courses of action to recover the carrying amount are under consideration, estimates of future undiscounted cash flows take into account possible outcomes and probabilities of their occurrence. If the carrying amount of the tested asset is not recoverable based on the estimated future undiscounted cash flows, the impairment loss is measured as the excess of the asset’s carrying amount over its estimated fair value such that the asset’s carrying amount is adjusted to its estimated fair value with an offsetting charge to operating expense. No intangible asset impairment has been recognized in connection with these assets.

Fair value. WES’s management estimates fair value in performing impairment tests for long-lived assets and goodwill as well as for the initial measurement of asset retirement obligations and the initial recognition of environmental obligations assumed in third-party acquisitions. When WES’s management is required to measure fair value, and there is not a market observable price for the asset or liability, or a market observable price for a similar asset or liability, WES’s management utilizes the cost, income or market multiples valuation approach depending on the quality of information available to support assumptions. The income approach utilizes WES’s management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk adjusted discount rate. Such evaluations involve a significant amount of judgment, since the results are based on expected future events or conditions, such as sales prices, estimates of future throughput, capital and operating costs and the timing thereof, economic and regulatory climates and other factors. A multiple approach utilizes WES’s management’s best assumptions regarding expectations of projected EBITDA and multiple of that EBITDA that a buyer would pay to acquire an asset. WES’s management’s estimates of future net cash flows and EBITDA are inherently imprecise because they reflect WES’s management’s expectation of future conditions that are often outside of WES’s management’s control. However, assumptions used reflect a market participant’s view of long-term prices, costs and other factors, and are consistent with assumptions used in WES’s business plans and investment decisions.

BUSINESS

Western Gas Equity Partners, LP—Overview

We are a Delaware limited partnership formed to own three types of partnership interests in Western Gas Partners, LP, a publicly traded limited partnership (NYSE: WES). WES is a growth-oriented Delaware master limited partnership organized by Anadarko Petroleum Corporation (NYSE: APC) to own, operate, acquire and develop midstream energy assets. Our only cash-generating assets consist of our partnership interests in WES, which upon the completion of this offering will consist of the following:

•	2,112,512 WES general partner units, representing a 2.0% general partner interest in WES;

•

all of the incentive distribution rights in WES, which entitle us to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and

•	48,148,701 WES common units, representing a 45.6% limited partner interest in WES.

We were formed in September 2012 upon the conversion of our predecessor, WGR Holdings, LLC, into a Delaware limited partnership. As of September 30, 2012, we owned 40,573,239 WES common units and, indirectly through our 100% membership interest in WES GP, 1,957,845 WES general partner units and all of the incentive distribution rights.

Based on WES’s anticipated fourth quarter cash distribution and our expected ownership of WES following this offering, we expect our initial quarterly cash distribution to be $0.165 per common unit, or $0.660 per common unit on an annualized basis. Our primary objective is to increase distributions to our unitholders over time through growth in the distributions payable with respect to our partnership interests in WES. To achieve this objective, we intend to actively monitor and support WES in the successful execution of its business strategy. In the future, we may facilitate WES’s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.

WES is required by its partnership agreement to distribute, and it has historically distributed within 45 days of the end of each quarter, all of its cash on hand at the end of each quarter, less reserves established by its general partner to provide for the proper conduct of its business or to provide funds for future distributions. Like WES, we are structured as a limited partnership and will distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner.

Our cash flows will consist of the cash distributions we receive with respect to the WES partnership interests we own. While we, like WES, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of WES. Most notably, (i) our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and (ii) our capital structure does not include incentive distribution rights. Therefore, our distributions will be allocated exclusively to our common units.

Our ownership of WES’s incentive distribution rights entitles us to receive the following percentages of cash distributed by WES at the following target cash distribution levels:

•	13.0% of all incremental cash distributed in a quarter after $0.345 has been distributed in respect of each common unit and general partner unit of WES for that quarter;

•	23.0% of all incremental cash distributed in a quarter after $0.375 has been distributed in respect of each common unit and general partner unit of WES for that quarter; and

•	the maximum sharing level of 48.0% of all incremental cash distributed in a quarter after $0.450 has been distributed in respect of each common unit and general partner unit of WES for that quarter.

The cash distributions we receive from WES are tied to (i) WES’s per unit distribution level and (ii) the number of WES common units outstanding. An increase in either factor (assuming the other factor remains constant or increases) will generally result in an increase in the amount of cash distributions we receive from WES. Since its initial public offering, WES has engaged in transactions that have resulted in significant increases in both its per unit distribution level and outstanding equity capitalization, and we expect WES to engage in similar transactions in the future. WES has increased its quarterly cash distribution from $0.30 per common unit, or $1.20 on an annualized basis, for the quarter ended June 30, 2008, to $0.50 per common unit, or $2.00 on an annualized basis, for the quarter ended September 30, 2012. During the same period, WES issued a total of 42.9 million common units.

Our discussion of WES Adjusted EBITDA for the year ending December 31, 2013, included elsewhere in this prospectus, assumes a WES quarterly distribution of $0.52 per unit, because based on WES’s fourth quarter operating results to date, the management of WES GP has informed us that it plans to recommend that the WES GP board of directors approve an increase in WES’s distribution with respect to the fourth quarter of 2012 to $0.52 per WES common unit. This distribution increase for the fourth quarter of 2012 has not been submitted to, or approved by, the board of directors of WES GP and is therefore subject to change. Please read “Risk Factors – Risks Inherent in an Investment in Us – Our only cash-generating assets are our ownership interests in WES, and our cash flow is therefore completely dependent upon the ability of WES to make cash distributions to its partners.”

Based on WES’s ownership structure after giving effect to our acquisition of WES common units and general partner units in connection with the closing of this offering as described under “Use of Proceeds,” WES’s anticipated fourth quarter 2012 distribution of $0.52 per common unit will result in a quarterly distribution to us of $36.1 million, or approximately $144.6 million on an annualized basis, consisting of (i) $25.0 million from distributions on our WES common units, (ii) $1.3 million from distributions on our WES general partner units and (iii) $9.8 million from distributions on the incentive distribution rights. We are currently receiving distributions at the highest level on the incentive distribution rights and therefore will receive 48.0% of the cash that WES distributes in excess of $0.450 per common unit, if any. As a result, the cash distributions we receive from WES with respect to the incentive distribution rights will increase more rapidly than those with respect to our WES common and general partner units.

Western Gas Partners, LP—Overview

Western Gas Partners, LP (NYSE: WES) is a growth-oriented Delaware master limited partnership formed by Anadarko to own, operate, acquire and develop midstream energy assets. WES’s assets are located in East, West and South Texas, the Rocky Mountains (Colorado, Utah and Wyoming) and the Mid-Continent (Kansas and Oklahoma), and WES is engaged in the business of gathering, processing, compressing, treating and transporting natural gas, condensate, NGLs and crude oil for Anadarko, as well as third-party producers and customers. Approximately two-thirds of WES’s services are provided under long-term contracts with fee-based rates with the remainder provided under percent-of-proceeds and keep-whole contracts. A substantial majority of the commodity price risk associated with the percent-of-proceeds and keep-whole contracts is hedged under commodity price swap agreements with Anadarko. WES’s only commodity price risk that is not hedged is associated with the non-fee-based agreements that were acquired with the purchase of the Platte Valley system, which represented less than 5% of WES’s gross margin for the twelve months ended September 30, 2012. A substantial part of WES’s business is conducted under long-term contracts with Anadarko that typically have a minimum term of ten years from the date of execution. None of WES’s material gathering and processing contracts with Anadarko expires before December 30, 2017, and, as of September 30, 2012, the volume weighted-average remaining life of all of such contracts with Anadarko was 7.7 years. WES currently has over 700 third-party gathering and processing contracts with over 200 customers, with no third-party customer representing more than 10% of WES’s revenues. The largest third-party customer, which represents approximately 6% of WES’s revenues, has entered into a “life of lease” contract with WES, meaning that the contract remains in effect until the customer ceases production from the leases that are dedicated under this contract.

As of September 30, 2012, WES’s assets consisted of thirteen gathering systems, seven natural gas treating facilities, ten natural gas processing facilities, two NGL pipelines, one interstate natural gas pipeline that is regulated by FERC, one intrastate natural gas pipeline and interests in two natural gas gathering systems and a crude oil pipeline. For a detailed description of WES’s assets, please read “—Our and WES’s Assets.” The following table provides information regarding WES’s assets by geographic region, other than natural gas processing facilities currently under construction in South Texas and Colorado, as of and for the nine months ended September 30, 2012:

Area	Asset Type	Miles of Pipeline	Approximate Number of Receipt Points	Gas Compression (horsepower)	Processing or Treating Capacity (MMcf/d)	Average Gathering, Processing and Transportation Throughput (MMcf/d)
Rocky Mountains (1)	Gathering, Processing and Treating	7,232	4,983	352,912	2,480	2,215
	Transportation	982	34	26,828	—	83
Mid-Continent	Gathering	2,012	1,501	92,097	—	81
East Texas	Gathering and Treating	590	845	37,820	502	244
West Texas	Gathering	120	90	—	—	52

Total		10,936	7,453	509,657	2,982	2,675

(1)	Throughput includes 100% of Chipeta system volumes; 50% of Newcastle gathering system volumes; 22% of Rendezvous volumes; and 14.81% of Fort Union volumes. For the nine months ended September 30, 2012, throughput excludes 25 MBbls/d of average NGL pipeline volumes from the Chipeta assets and 6 MBbls/d of oil pipeline volumes representing WES’s 10% share of average White Cliffs volumes.

We believe that one of WES’s principal strengths is its relationship with Anadarko. Anadarko is among the largest independent oil and gas exploration and production companies in the world. Anadarko’s upstream oil and gas business explores for and produces natural gas, crude oil, condensate and NGLs. We believe Anadarko, through its indirect economic interest in WES and in us following this offering, will continue to be motivated to promote and support the successful execution of WES’s business plan and to pursue projects that help to enhance the value of WES’s business.

Approximately 75% and 76% of WES’s total natural gas gathering, transportation and treating throughput (excluding equity investment throughput) during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, was comprised of natural gas production owned or controlled by Anadarko. Approximately 64% and 59% of WES’s total processing throughput (excluding equity investment throughput) during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, was attributable to natural gas production owned or controlled by Anadarko. In addition, with respect to WES’s Wattenberg, Dew/Pinnacle, Haley, Helper, Clawson and Hugoton gathering systems, Anadarko has dedicated to WES pursuant to the terms of its applicable gathering agreements all of the natural gas production it owns or controls from (i) wells that are currently connected to such gathering systems, and (ii) additional wells that are drilled within one mile of wells connected to such gathering systems as those systems currently exist and as they are expanded to connect additional wells in the future. As a result, this dedication will continue to expand as long as additional wells are connected to these gathering systems. In executing its growth strategy, which includes acquiring and constructing additional midstream assets, WES utilizes the significant experience of Anadarko’s management team.

Although we believe WES’s relationship with Anadarko provides it with a significant advantage in the midstream natural gas sector, it is also a source of potential conflicts. For example, Anadarko is not restricted from competing with WES. Given Anadarko’s significant indirect economic interest in WES and in us, we believe it will be in Anadarko’s best interest for it to transfer additional assets to WES over time. However, Anadarko continually evaluates acquisitions and divestitures and may elect to acquire, construct or dispose of midstream assets in the future without offering WES the opportunity to acquire, construct or participate in the ownership of those assets. Anadarko is under no contractual obligation to offer any such opportunities to WES, nor is WES obligated to participate in any such opportunities. We cannot state with any certainty which, if any, opportunities to acquire additional assets from Anadarko may be made available to WES or if WES will elect, or will have the ability, to pursue any such opportunities.

WES’s Primary Growth Drivers

We believe WES’s continued growth will be primarily driven by future acquisitions, negotiated equity interests and organic growth projects.

Acquisitions. As reflected in the chart below, since 2008, WES has completed nine acquisitions for total consideration of approximately $2.2 billion, including over $300 million in third-party acquisitions. WES has consistently maintained investment grade leverage metrics, maintaining debt-to-Adjusted EBITDA levels of less than 4:1, while funding acquisitions through (i) two debt financings resulting in over $1.0 billion of total proceeds; (ii) six equity financings resulting in approximately $1.0 billion of total proceeds; and (iii) the issuance of approximately 8.3 million common units and 170,000 general partner units to Anadarko.

	Acquisition Date	Percentage Acquired	Acquisition Price ($MM) (1)
Powder River	12/19/2008	100%	$210.0
Chipeta	07/22/2009	51%	107.0
Granger	01/29/2010	100%	254.4
Wattenberg	08/02/2010	100%	498.0
White Cliffs (2)	09/28/2010	10%	38.0
Platte Valley (2)	02/28/2011	100%	301.9
Bison	07/08/2011	100%	130.0
MGR	01/13/2012	100%	483.0
Chipeta	08/01/2012	24%	135.0

(1)	Acquisition price includes the cash consideration for the acquisition together with, when applicable, the value of units (based on a trailing average closing price of the common units as of the acquisition date) issued to Anadarko as consideration and reflects the impact of post-closing purchase price adjustments.
(2)	Third-party acquisition. The White Cliffs transaction involved the purchase by WES from Anadarko of an equity interest in White Cliffs and a related option to purchase an additional interest in White Cliffs from a third party for $20 million. Concurrently with that transaction, WES exercised its option to purchase the additional interest in White Cliffs from the third party for $18 million.

We expect that WES’s future growth will be driven in large part by additional acquisitions of midstream assets from Anadarko over time. Anadarko’s total domestic midstream asset portfolio (excluding assets which WES fully consolidates into its results) had aggregate average throughput of approximately 2.5 Bcf/d for the nine months ended September 30, 2012 and as of that date consisted of 17 gathering systems, approximately 4,300 miles of pipeline and eight processing and/or treating facilities. Anadarko also continues to make significant investments in midstream assets that may present potential acquisition opportunities for WES, with over $1.0 billion invested in 2011 (including approximately $576 million of acquisitions) and over $500 million (excluding acquisitions and equity investments) projected to be invested in 2012.

Negotiated equity interests. Due to its significant resource position in many developing basins, Anadarko has also been able to further increase its midstream asset base by acquiring equity interests in third-party projects in exchange for long-term volume commitments. These investments could provide incremental acquisition opportunities for WES if pursued by Anadarko or represent additional investment opportunities for WES if Anadarko chooses to offer WES the opportunity to pursue them directly.

Organic growth projects. WES has successfully completed both large and small organic growth projects associated with its existing assets and expects to continue to do so in the future. As of September 30, 2012, these projects involved growth capital expenditures of approximately $327 million since 2008, and WES has budgeted over $400 million for organic growth projects in 2012.

WES currently has a number of significant projects scheduled for completion in 2012, 2013 and 2014 that are supported by long-term, fee-based throughput commitments from Anadarko. These projects include:

•

Chipeta Train III in the Uinta Basin: WES recently completed the construction of a new cryogenic processing train at its Chipeta facility which has a designed capacity of approximately 300 MMcf/d and was placed into service in October 2012. In connection with the construction of Chipeta Train III, Anadarko has agreed to a fee-based contract with a ten-year throughput commitment of not less than 500 MMcf/d to the Chipeta facility, which will begin on the first day of the month following Chipeta Train III’s in-service date.

•

Brasada plant in the Maverick Basin: WES is currently constructing a new cryogenic facility which will process production from the Eagleford shale. The new plant has a designed capacity of approximately 200 MMcf/d and is expected to begin service in the second quarter of 2013. Anadarko has agreed to a fee-based contract with a ten-year throughput guarantee, which will begin on the plant’s in-service date and will increase to 180 MMcf/d (or 90% of the plant’s capacity) on January 1, 2014, and will include associated demand charges. WES’s management expects that the aggregate capital expenditures required for the construction of the Brasada plant will be approximately $250 million. Based on WES’s commercial contracts with Anadarko, WES’s management expects that the project’s cost will represent a multiple of 6.5x the Brasada plant’s anticipated 2014 EBITDA.

•

Lancaster plant in the DJ Basin: WES is currently constructing a new cryogenic facility which will process production from the Niobrara and Codell formations in the Wattenberg field. The new plant has a designed capacity of approximately 300 MMcf/d and is expected to begin service in the first quarter of 2014. Anadarko has agreed to a fee-based contract with a ten-year throughput guarantee of 270 MMcf/d (or 90% of the plant’s capacity) and associated demand charges, which will begin on the plant’s in-service date. WES’s management expects that the aggregate capital expenditures required for the construction of the Lancaster plant will be approximately $160 million. Based on WES’s commercial contracts with Anadarko, WES’s management expects that the project’s cost will represent a multiple of 6.5x the Lancaster plant’s anticipated annual EBITDA.

•

Red Desert expansion in the Greater Green River Basin. In conjunction with upstream development in the Greater Green River Basin, WES is constructing approximately 30 miles of 16-inch pipeline to gather up to an additional 40,000 Mcf/d of expected gas production in the area. The pipeline will deliver gas to WES’s Patrick Draw plant, where existing compression and cryogenic capacity will be used for processing and delivery into downstream pipelines. The project is expected to be completed in early 2013 and is supported by volume commitments from a third-party producer with an active drilling program in the basin.

We believe that WES is well positioned to continue the successful execution of its growth strategy, and that its current inventory of growth projects, coupled with its historical record of strategic and accretive acquisitions, should result in continued growth in the cash distributions paid by WES to its partners, including us.

WES’s Strategy

WES’s primary business objective is to continue to increase its cash distributions per unit over time. To accomplish this objective, WES intends to execute the following strategy:

•	Pursuing accretive acquisitions. WES expects to continue to pursue accretive acquisition opportunities of midstream energy assets from Anadarko and third parties.

•

Capitalizing on organic growth opportunities. As demonstrated by the organic growth projects described above, WES expects to grow certain of its systems organically over time by meeting Anadarko’s and other customers’ midstream service needs that result from their drilling activity in WES’s areas of operation. Additionally, WES continually evaluates economically attractive organic expansion opportunities in existing or new areas of operation that allow it to leverage its existing infrastructure, operating expertise and customer relationships by constructing and expanding systems to meet new or increased demand for its services.

•

Attracting third-party volumes to its systems. WES expects to continue to actively market its midstream services to, and pursue strategic relationships with, third-party producers with the intention of attracting additional volumes and/or expansion opportunities.

•

Managing commodity price exposure. WES intends to continue limiting its direct exposure to commodity price changes and promote cash flow stability by pursuing a contract structure designed to mitigate exposure to commodity price uncertainty through the use of fee-based contracts and fixed-price hedges.

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Maintaining investment grade ratings. WES intends to operate at appropriate leverage and distribution coverage levels in order to maintain its investment grade status. By maintaining investment grade status, in part through maintaining leverage ratios appropriate for investment-grade partnerships, we believe that WES will have increased flexibility in its growth strategy and will be able to pursue strategic acquisitions and large growth projects at a lower capital cost, which could enhance their accretion.

For a discussion of the possible risks that could adversely affect WES’s strategy, please read “Risk Factors” beginning on page 21.

WES’s Competitive Strengths

We believe that WES is well positioned to successfully execute its strategy and achieve its primary business objective because of the following competitive strengths:

•

Affiliation with Anadarko. As a result of its significant retained interest in us, and therefore in WES, we believe that Anadarko is motivated to promote and support the successful execution of WES’s business plan and to use its relationships throughout the energy industry, including with producers in the United States, to help pursue projects that help to enhance the value of WES’s business.

•

Relatively stable and predictable cash flows. We believe that WES’s cash flows are largely protected from fluctuations caused by commodity price volatility due to (i) the approximately two-thirds of its services that are provided pursuant to long-term, fee-based agreements and (ii) the commodity price swap agreements that limit its exposure to commodity price changes with respect to its percent-of-proceeds and keep-whole contracts. For the twelve months ended September 30, 2012, approximately 97% of WES’s gross margin was derived from either long-term, fee-based contracts or percent-of-proceeds or keep-whole agreements that were hedged with commodity price swap agreements.

•

Financial flexibility to pursue expansion and acquisition opportunities. We believe that WES’s operating cash flows, borrowing capacity, and access to debt and equity capital markets provide it with financial flexibility to competitively pursue acquisition and expansion opportunities and to execute its strategy across capital market cycles. WES currently has investment grade ratings from two of the three major rating agencies and, as of September 30, 2012, WES did not have outstanding borrowings under the $800 million WES RCF, and had $0.3 million in outstanding letters of credit issued under the facility.

•

Substantial presence in liquids-rich basins. WES’s asset portfolio includes gathering and processing systems, such as its Wattenberg, Platte Valley, Chipeta, Granger and Red Desert assets, which are in areas where the hydrocarbon production contains oil and condensate, as well as a significant amount of NGLs, for which pricing has historically been correlated to crude oil as opposed to natural gas. Due to the relatively high current price of crude oil as compared to natural gas, production in these areas offers WES’s customers higher margins and superior economics compared to basins in which the gas is predominantly dry. This pricing environment offers expansion opportunities for certain of WES’s systems as producers attempt to increase their wet gas and crude oil production.

•

Well-positioned, well-maintained and efficient assets. We believe that WES’s asset portfolio across geographically diverse areas of operation provides WES with opportunities to expand and attract additional volumes to its systems from multiple productive basins. Moreover, WES’s systems include an integrated package of high-quality, well-maintained assets for which WES has implemented modern processing, treating, measuring and operating technologies.

•

Consistent track record of accretive acquisitions. Since WES’s initial public offering in 2008, WES’s management team has successfully executed seven related-party and two third-party acquisitions of midstream energy assets totaling approximately $2.2 billion, which have contributed to a 16% compound annual growth rate in WES’s per unit distributions since the second quarter of 2009. WES’s management team has demonstrated its ability to identify, evaluate, negotiate, consummate and integrate strategic acquisitions and expansion projects, and it intends to use its experience and reputation to continue to grow WES through accretive acquisitions, focusing on opportunities to improve throughput volumes and cash flows.

For a discussion of the possible risks that could adversely affect WES’s competitive position, please read “Risk Factors” beginning on page 21.

Industry Overview

The midstream natural gas industry is the link between the exploration for and production of natural gas and the delivery of its hydrocarbon components to end-use markets. Operators within this industry create value at various stages along the natural gas value chain by gathering raw natural gas from producers at the wellhead, separating the hydrocarbons into dry gas (primarily methane) and NGLs, and then routing the separated dry gas and NGL streams for delivery to end-use markets or to the next intermediate stage of the value chain. The following diagram illustrates the groups of assets found along the natural gas value chain:

Service Types

The services provided by WES and other midstream natural gas companies are generally classified into the categories described below. As indicated below, WES does not currently provide all of these services, although it may do so in the future.

•

Gathering. At the initial stages of the midstream value chain, a network of typically smaller diameter pipelines known as gathering systems directly connect to wellheads in the production area. These gathering systems transport raw, or untreated, natural gas to a central location for treating and processing. A large gathering system may involve thousands of miles of gathering lines connected to thousands of wells. Gathering systems are typically designed to be highly flexible to allow gathering of natural gas at different pressures and scalable to allow gathering of additional production without significant incremental capital expenditures. In connection with WES’s gathering services, it sometimes retains and sells drip condensate, which falls out of the natural gas stream during gathering.

•

Compression. Natural gas compression is a mechanical process in which a volume of natural gas at a given pressure is compressed to a desired higher pressure, which allows the natural gas to be gathered more efficiently and delivered into a higher pressure system, processing plant or pipeline. Field compression is typically used to allow a gathering system to operate at a lower pressure or provide sufficient discharge pressure to deliver natural gas into a higher pressure system. Since wells produce at progressively lower field pressures as they deplete, field compression is needed to maintain throughput across the gathering system.

•

Treating and dehydration. To the extent that gathered natural gas contains contaminants, such as water vapor, carbon dioxide and/or hydrogen sulfide, such natural gas is dehydrated to remove the saturated water and treated to separate the carbon dioxide and hydrogen sulfide from the gas stream.

•

Processing. Processing removes the heavier and more valuable hydrocarbon components, which are extracted as NGLs. The residue gas remaining after extraction of NGLs meets the quality standards for long-haul pipeline transportation or commercial use.

•

Fractionation. Fractionation is the separation of the mixture of extracted NGLs into individual components for end-use sale. It is accomplished by controlling the temperature and pressure of the stream of mixed NGLs in order to take advantage of the different boiling points of separate products.

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Storage, transportation and marketing. Once the raw natural gas has been treated or processed and the raw NGLs mix has been fractionated into individual NGL components, the natural gas and NGL components are stored, transported and marketed to end-use markets. Each pipeline system typically has storage capacity located both throughout the pipeline network and at major market centers to help temper seasonal demand and daily supply-demand shifts. WES does not currently offer storage services or conduct marketing activities.

Typical Contractual Arrangements.

Midstream natural gas services, other than transportation, are usually provided under contractual arrangements that vary in the amount of commodity price risk they carry. Three typical contract types are described below:

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Fee-based. Under fee-based arrangements, the service provider typically receives a fee for each unit of natural gas gathered, treated and/or processed at its facilities. As a result, the price per unit received by the service provider does not vary with commodity price changes, minimizing the service provider’s direct commodity price risk exposure.

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Percent-of-proceeds, percent-of-value or percent-of-liquids. Percent-of-proceeds, percent-of-value or percent-of-liquids arrangements may be used for gathering and processing services. Under these arrangements, the service provider typically remits to the producers either a percentage of the proceeds from the sale of residue gas and/or NGLs or a percentage of the actual residue gas and/or NGLs at the tailgate. These types of arrangements expose the processor to commodity price risk, as the revenues from the contracts directly correlate with the fluctuating price of natural gas and/or NGLs.

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Keep-whole. Keep-whole arrangements may be used for processing services. Under these arrangements, the service provider keeps 100% of the NGLs produced, and the processed natural gas, or value of the gas, is returned to the producer. Since some of the gas is used and removed during processing, the processor compensates the producer for the amount of gas used and removed in processing by supplying additional gas or by paying an agreed-upon value for the gas utilized. These arrangements have the highest commodity price exposure for the processor because the costs are dependent on the price of natural gas and the revenues are based on the price of NGLs.

There are two forms of contracts utilized in the transportation of natural gas, NGLs and crude oil, as described below:

•

Firm. Firm transportation service requires the reservation of pipeline capacity by a customer between certain receipt and delivery points. Firm customers generally pay a “demand” or “capacity reservation”

fee based on the amount of capacity being reserved, regardless of whether the capacity is used, plus a usage fee based on the amount of natural gas transported.

•

Interruptible. Interruptible transportation service is typically short-term in nature and is generally used by customers that either do not need firm service or have been unable to contract for firm service. These customers pay only for the volume of gas actually transported. The obligation to provide this service is limited to available capacity not otherwise used by firm customers, and, as such, customers receiving services under interruptible contracts are not assured capacity on the pipeline.

Our and WES’s Assets

Our only cash-generating assets are our partnership interests in WES, and we currently have no independent operations. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders will be directly dependent upon the performance of WES.

The following sections describe in detail the services provided by WES in its areas of operation and the following map depicts its significant midstream assets as of September 30, 2012.

Rocky Mountains—Northeast Wyoming

Bison treating facility. The Bison treating facility consists of three amine treaters with a combined treating capacity of 450 MMcf/d located in northeastern Wyoming. The assets also include three compressors with a combined compression of 5,230 horsepower and five generators with combined power output of 6.5 megawatts. WES operates and has a 100% working interest in the Bison assets, which provide carbon dioxide treating services for the coal-bed methane gas being gathered in the Powder River Basin to meet downstream pipeline specifications. Anadarko began construction of the Bison assets in 2009 and placed them in service in June 2010.

Customers. Anadarko provided approximately 73% of the throughput at the Bison treating facility for the nine months ended September 30, 2012. The remaining throughput was from one third-party producer.

Supply and delivery points. The Bison treating facility treats and compresses gas from the coal-bed methane wells in the Powder River Basin. The Bison pipeline, operated by TransCanada, is connected directly to the facility, which is currently the only inlet into the pipeline. The Bison treating facility also has access to the Ft. Union and Thunder Creek pipelines.

Fort Union gathering system. The Fort Union system is a 324-mile gathering system operating within the Powder River Basin of Wyoming, starting in west central Campbell County and terminating at the Medicine Bow treating plant. The Fort Union gathering system consists of three parallel pipelines and includes carbon dioxide treating facilities at the Medicine Bow plant. The system’s gas treating capacity will vary depending upon the carbon dioxide content of the inlet gas. At current carbon dioxide levels, the system is capable of treating and blending over 1 Bcf/d while satisfying the carbon dioxide specifications of downstream pipelines.

Fort Union is a partnership among Copano Pipelines/Rocky Mountains, LLC (37.04%), Crestone Powder River LLC (37.04%), Bargath, Inc. (11.11%) and WES (14.81%). WES is the field and construction operator of the Fort Union gathering system.

Customers. The four Fort Union owners named above are the only firm shippers on the Fort Union system. To the extent capacity on the system is not used by the owners, it is available to third parties under interruptible agreements.

Supply. Substantially all of Fort Union’s gas supply is comprised of coal-bed methane volumes that are either produced or gathered by the four Fort Union owners throughout the Powder River Basin. As of September 30, 2012, the Fort Union system gathers gas from approximately 8,400 coal-bed methane wells in the expanding Big George coal play, the multiple seam coal fairway to the north of the Big George play and the Wyodak coal play. Anadarko had a working interest in over 1.8 million gross acres within the Powder River Basin as of September 30, 2012. Another of the Fort Union owners has a comparable working interest in a large majority of Anadarko’s producing coal-bed methane wells. The two remaining Fort Union owners gather gas for delivery to Fort Union under contracts with acreage dedications from multiple producers in the heart of the basin and from the coal-bed methane producing area near Sheridan, Wyoming.

Delivery points. The Fort Union system delivers coal-bed methane gas to the Glenrock, Wyoming Hub, which accesses the following interstate pipelines:

•	Colorado Interstate Gas Company’s (“CIG”);

•	Kinder Morgan Interstate Gas Transportation Company; and

•	Wyoming Interstate Gas Company.

These pipelines serve gas markets in the Rocky Mountains and Midwest regions of the U.S.

Hilight gathering system and processing plant. The 1,113-mile Hilight gathering system, located in Johnson, Campbell, Natrona and Converse Counties of Wyoming, was built to provide low and high-pressure gathering services for the area’s conventional gas production and delivers to the Hilight plant for processing. The

Hilight gathering system has 11 compressor stations with 33,763 combined horsepower. The Hilight system has a capacity of approximately 60 MMcf/d and utilizes a refrigeration process and provides for fractionation of the recovered NGL products into propane, butanes and natural gasoline.

Customers. Gas gathered and processed through the Hilight system is from numerous third-party customers, with the seven largest producers providing approximately 69% of the system throughput during the nine months ended September 30, 2012.

Supply. The Hilight gathering system serves the gas gathering needs of several conventional producing fields in Johnson, Campbell, Natrona and Converse Counties. WES’s customers, including Anadarko, have historically maintained and more recently increased throughput by developing new prospects and performing workovers.

Delivery points. The Hilight plant delivers residue gas into WES’s MIGC transmission line. Hilight is not connected to an active NGL pipeline, so all fractionated NGLs are sold locally through its truck and rail loading facilities.

MIGC transportation system. The MIGC system is a 256-mile interstate pipeline regulated by FERC and operating within the Powder River Basin of Wyoming. The MIGC system traverses the Powder River Basin from north to south, extending to Glenrock, Wyoming. As a result, the MIGC system is well positioned to provide transportation for the extensive natural gas volumes received from various coal-bed methane gathering systems and conventional gas processing plants throughout the Powder River Basin. MIGC offers both forward-haul and backhaul transportation services and is certificated for 175 MMcf/d of firm transportation capacity.

Customers. Anadarko is the largest firm shipper on the MIGC system, with approximately 90% of throughput for the nine months ended September 30, 2012. The remaining throughput on the MIGC system was from 15 third-party shippers.

Revenues on the MIGC system are generated from contract demand charges and volumetric fees paid by shippers under firm and interruptible gas transportation agreements. WES’s current firm transportation agreements range in term from approximately one to seven years. Of the current certificated capacity of 175 MMcf/d, 40 MMcf/d is contracted through October 2018. In addition to its certificated forward-haul capacity, MIGC provides firm backhaul service subject to flowing capacity. WES had 11 MMcf/d contracted through May 2012 under backhaul service agreements that are renegotiated on an annual basis. Most of WES’s interruptible gas transportation agreements are month-to-month with the remainder generally having terms of less than one year.

To maintain and increase throughput on WES’s MIGC system, WES must continue to contract capacity to shippers, including producers and marketers, for transportation of their natural gas. Due to the commencement of operations of TransCanada’s Bison pipeline in January 2011, the existing firm transportation contracts that expired at the end of January 2011 were not renewed. WES monitors producer and marketing activities in the area served by its transportation system to identify new opportunities and to manage MIGC’s throughput.

Supply. As of September 30, 2012, Anadarko had a working interest in over 1.8 million gross acres within the Powder River Basin. Anadarko’s gross acreage includes substantial undeveloped acreage positions in the Big George coal play and the multiple seam coal fairway to the north of the Big George play.

Delivery points. MIGC volumes can be redelivered to the Glenrock, Wyoming Hub, which accesses the following interstate pipelines:

•	CIG;

•	Kinder Morgan Interstate Gas Transportation Company;

•	Williston Basin Interstate Pipeline Company; and

•	Wyoming Interstate Gas Company.

Volumes can also be delivered to Anadarko’s MGTC, Inc. (“MGTC”) intrastate pipeline, a Hinshaw pipeline that supplies local markets in Wyoming.

Newcastle gathering system and processing plant. The 179-mile Newcastle gathering system, located in Weston and Niobrara Counties of Wyoming, was built to provide gathering services for conventional gas production in the area. The gathering system delivers into the Newcastle plant, which has gross capacity of approximately 3 MMcf/d. The plant utilizes a refrigeration process and provides for fractionation of the recovered NGLs into propane and butane/gasoline mix products. The Newcastle facility is a joint venture among Black Hills Exploration and Production, Inc. (44.7%), John Paulson (5.3%) and WES (50.0%). The Newcastle gathering system includes one compressor station with 560 horsepower. The Newcastle plant has an additional 2,100 horsepower for refrigeration and residue compression.

Customers. Gas gathered and processed through the Newcastle system is from 15 third-party customers, with the largest four producers providing approximately 89% of the system throughput during the nine months ended September 30, 2012. The largest producer, Black Hills Exploration, provided approximately 61% of the throughput during the nine months ended September 30, 2012.

Supply. The Newcastle gathering system and plant primarily service gas production from the Clareton and Finn-Shurley fields in Weston County. Due to infill drilling and enhanced production techniques, producers have continued to maintain production levels.

Delivery points. Propane products from the Newcastle plant are typically sold locally by truck, and the butane/gasoline mix products are transported to the Hilight plant for further fractionation. Residue gas from the Newcastle system is delivered into MGTC pipeline for transport, distribution and sale.

Rocky Mountains—Southwest Wyoming

Granger gathering system and processing complex. The 810-mile Granger natural gas gathering system and gas processing facility is located in Sweetwater County, Wyoming. The Granger complex includes eight field compression stations and has 43,950 combined horsepower. The processing facility has a cryogenic capacity of 200 MMcf/d and refrigeration capacity of 100 MMcf/d with NGL fractionation. The Granger complex also includes a plant with refrigeration capacity of 200 MMcf/d, which is accounted for as a capital lease by WES and was acquired in connection with the acquisition of MGR.

Customers. Anadarko is the largest customer for the Granger complex with approximately 37% of throughput for the nine months ended September 30, 2012. The remaining throughput was primarily from four third-party shippers.

Supply. The Granger complex is supplied by the Moxa Arch, the Jonah field and the Pinedale anticline across which Anadarko controls approximately 591,000 gross acres. The Granger gas gathering system has approximately 700 receipt points.

Delivery points. The residue gas from the Granger complex can be delivered to the following major pipelines:

•	CIG;

•	The Kern River and Mountain Gas Transportation, Inc. (“MGTI”) pipelines via a connect with Rendezvous Pipeline Company, a FERC-regulated Questar affiliate;

•	Northwest Pipeline Co. (“NWPL”);

•	Overthrust Pipeline (“OTTCO”); and

•	QEP Resources (“QEP”).

The NGLs have market access to Enterprise’s Mid-America Pipeline Company (“MAPL”), which terminates at Mont Belvieu, Texas, as well as to local markets.

Red Desert gathering and processing system. The Red Desert system is a group of gathering and processing assets located in Sweetwater and Carbon counties in southwest Wyoming. It includes the Patrick Draw cryogenic processing plant with a capacity of 125 MMcf/d, the Red Desert cryogenic processing plant with a capacity of 48 MMcf/d, 1,295 miles of gathering lines, and related facilities.

Customers. For the nine months ended September 30, 2012, approximately 5% of the Red Desert system throughput was from Anadarko and the remaining throughput was from various third-party customers, with the seven largest producers providing approximately 68% of the system throughput.

Supply. The Red Desert system gathers, compresses, treats and processes natural gas and fractionates NGLs produced in the eastern portion of the Greater Green River Basin, providing service primarily to the Red Desert and Washakie Basins.

Delivery. Residue gas from the Red Desert system is delivered to the CIG and Wyoming Interstate Company, Ltd. (“WIC”) interstate pipelines, while NGLs are delivered to the MAPL, as well as to truck and rail loading facilities.

Rendezvous gathering system. The Rendezvous system is a 338-mile mainline gathering system in southwestern Wyoming that delivers gas to WES’s Granger complex and other locations. The Rendezvous gathering system is a joint venture among QEP (78%) and WES (22%). The Rendezvous gathering system includes five compressor stations with 7,485 combined horsepower.

Customers. QEP and Anadarko are the only firm shippers on the Rendezvous gathering system. To the extent capacity on the system is not used by those shippers, it is available to third parties under interruptible agreements.

Supply and delivery points. The Rendezvous gathering system provides mainline gathering service for gas from the Jonah and Pinedale anticline fields and delivers to WES’s Granger plant, as well as QEP Field Services’ Blacks Fork gas processing plant which connects to Questar Pipeline, NWPL and Kern River via Rendezvous Pipeline Company, a FERC-regulated Questar affiliate.

Rocky Mountains—Utah

Chipeta processing complex and NGL pipeline. WES is the managing member of Chipeta, a limited liability company owned, as of September 30, 2012, by WES (75%) and Ute Energy Midstream Holdings LLC (25%). Chipeta owns the Chipeta processing complex and the Natural Buttes refrigeration plant, which currently provides 670 MMcf/d of cryogenic and refrigeration processing capacity in the Greater Natural Buttes field in Uintah County, Utah. The Chipeta processing complex includes two processing trains (one refrigeration and one cryogenic) which are currently operational and a third, 300 MMcf/d cryogenic train which was under construction as of September 30, 2012 and placed in service in October 2012. A 100% WES-owned, 17-mile NGL pipeline connects the Chipeta and Natural Buttes plants to a third-party pipeline for NGL transportation out of the area.

Customers. Anadarko is the largest customer on the Chipeta system with approximately 93% of the system throughput for the nine months ended September 30, 2012. The balance of throughput on the system during the nine months ended September 30, 2012 was from three third-party customers.

Supply. The Chipeta system is well-positioned to access Anadarko and third-party production in the area with available capacity in the Uintah Basin. Anadarko controls approximately 212,000 gross acres in the Uintah Basin. Chipeta is connected to both Anadarko’s Natural Buttes gathering system and to the Three Rivers gathering system owned by Ute Energy and a third party.

Delivery points. The Chipeta plant delivers NGLs through WES’s 17-mile pipeline to the MAPL, which provides transportation through the Seminole pipeline in West Texas and ultimately to the NGL markets at Mont Belvieu, Texas and the Texas Gulf Coast. The Chipeta plant has natural gas delivery points through the following pipelines:

•	CIG;

•	Questar Pipeline Company; and

•	WIC.

Clawson gathering system. The 47-mile Clawson gathering system, located in Carbon and Emery Counties of Utah, was built in 2001 to provide gathering services for Anadarko’s coal-bed methane development of the Ferron Coal play. The Clawson gathering system provides gathering, dehydration, compression and treating services for coal-bed methane gas. The Clawson gathering system includes one compressor station with 6,310 horsepower and a carbon dioxide treating facility.

Customers. Anadarko is the largest shipper on the Clawson gathering system with approximately 97% of the total throughput delivered into the system during the nine months ended September 30, 2012. The remaining throughput on the system was from one third-party producer.

Supply. Clawson Springs field covers approximately 7,000 acres and produces primarily from the Ferron Coal play.

Delivery points. The Clawson gathering system delivers into Questar Transportation Services Company’s pipeline.

Helper gathering system. The 67-mile Helper gathering system, located in Carbon County, Utah, was built to provide gathering services for Anadarko’s coal-bed methane development of the Ferron Coal play. The Helper gathering system provides gathering, dehydration, compression and treating services for coal-bed methane gas. The Helper gathering system includes two compressor stations with 14,075 combined horsepower and two carbon dioxide treating facilities.

Customers. Anadarko is the only shipper on the Helper gathering system.

Supply. The Helper and the Cardinal Draw fields are Anadarko-operated coal-bed methane developments on the southwestern edge of the Uintah Basin that produce from the Ferron Coal play. The Helper field covers approximately 20,000 acres, and the Cardinal Draw field, which lies immediately to the east of Helper field, covers approximately 21,000 acres.

Delivery points. The Helper gathering system delivers into Questar Transportation Services Company’s pipeline. Questar provides transportation to regional markets in Wyoming, Colorado and Utah and also delivers into the Kern River Pipeline, which provides transportation to markets in the western U.S., primarily California.

Rocky Mountains—Colorado

DJ Basin Gathering System and Processing Plants. The Platte Valley and Wattenberg systems are located in the DJ Basin, north and east of Denver, Colorado. The Platte Valley system consists of a processing plant with current cryogenic capacity of 100 MMcf/d, two fractionation trains, a 1,105-mile natural gas gathering system and related equipment. The Platte Valley gathering system has 13 compressor stations with 17,011 combined horsepower. The Wattenberg gathering system is a 1,870-mile wet gas gathering system and includes seven compressor stations with 83,404 combined horsepower. The Fort Lupton processing plant has two trains with combined processing capacity of 105 MMcf/d.

Customers. For the nine months ended September 30, 2012, approximately 14% of the Platte Valley system throughput was from Anadarko and the remaining throughput was from various third-party customers, the largest being EnCana Corporation. Anadarko-operated production represented approximately 67% of Wattenberg system throughput during the nine months ended September 30, 2012. Approximately 28% of Wattenberg system throughput was from two third-party producers and the remaining throughput was from various third-party customers.

Supply and delivery points for the Platte Valley gathering system and processing plant. There were 671 receipt points connected to the Platte Valley gathering system as of September 30, 2012. The Platte Valley system is connected to WES’s Wattenberg gathering system and is primarily supplied by the Wattenberg field and covers portions of Adams, Arapahoe, Boulder, Broomfield, Denver, Elbert, and Weld Counties, Colorado. The Platte Valley system delivers NGLs to local markets and through the following pipelines:

•	ONEOK’s Overland Pass Pipeline; and

•	the Wattenberg Pipeline owned and operated by DCP Midstream (formerly the Buckeye Pipeline).

In addition, the Platte Valley system can deliver to the CIG and Xcel Energy residue gas pipelines.

Supply and delivery points for the Wattenberg gathering system and processing plant. There were 2,196 receipt points and over 6,400 wells connected to the gathering system as of September 30, 2012. The Wattenberg gathering system is primarily supplied by the Wattenberg field and covers portions of Adams, Arapahoe, Boulder, Broomfield and Weld counties. Anadarko controls approximately 784,000 gross acres in the Wattenberg field. Anadarko drilled 355 wells and completed 2,166 fracs in connection with its active recompletion and re-frac program at the Wattenberg field during the nine months ended September 30, 2012, and has identified 1,200 to 2,700 opportunities to increase production including new well locations, re-fracs and recompletions.

The Wattenberg gathering system has five delivery points, including the following primary delivery points:

•	Anadarko’s Wattenberg processing plant;

•	WES’s Fort Lupton processing plant; and

•	WES’s Platte Valley processing plant.

The two remaining delivery points are DCP Midstream’s Spindle processing plant and AKA Energy’s Gilcrest processing plant. All delivery points are connected to the CIG and Xcel Energy residue gas pipelines, the ONEOK Overland Pass Pipeline for NGLs, and also have truck-loading facilities for access to local NGL markets. Anadarko’s Wattenberg and WES’s Platte Valley processing plants also have NGL connections to the Wattenberg Pipeline owned and operated by DCP Midstream (formerly the Buckeye Pipeline).

White Cliffs pipeline. The White Cliffs pipeline is a 526-mile crude oil pipeline that originates in Platteville, Colorado and terminates in Cushing, Oklahoma. It has an approximate capacity of 80,000 barrels per day. At the point of origin, it has a 100,000-barrel storage facility and a truck-loading facility with an additional 220,000 barrels of storage. The pipeline is a joint venture owned by SemCrude Pipeline LP (51%), Plains Pipeline LP (34%), Noble Energy, Inc. (5%) and WES (10%).

Customers. The White Cliffs pipeline has two throughput contracts with Anadarko and Noble Energy that run through May 2014. In addition, other parties may ship on the White Cliffs pipeline at FERC-based rates. During the nine months ended September 30, 2012, Anadarko was the largest shipper on the White Cliffs pipeline.

Supply. The White Cliffs pipeline is supplied by production from the Denver-Julesburg Basin and offers the only direct route from the Denver-Julesburg Basin to Cushing, Oklahoma.

Delivery points. The White Cliffs pipeline delivery point is SemCrude’s storage facility in Cushing, Oklahoma, a major crude oil marketing center, which ultimately delivers to the mid-continent refineries.

Mid-Continent

Hugoton gathering system. The 2,012-mile Hugoton gathering system provides gathering service to the Hugoton field and is primarily located in Seward, Stevens, Grant and Morton Counties of Southwest Kansas and Texas County in Oklahoma. The Hugoton gathering system has 44 compressor stations with 92,097 combined horsepower.

Customers. Anadarko is the largest customer on the Hugoton gathering system with approximately 81% of the system throughput during the nine months ended September 30, 2012. Approximately 13% of the throughput on the Hugoton system for the nine months ended September 30, 2012 was from one third-party shipper with the balance from various other third-party shippers.

Supply. The Hugoton field is one of the largest natural gas fields in North America. The Hugoton field continues to be a long-life, low-decline asset for Anadarko, which has an extensive acreage position in the field with approximately 470,000 gross acres. By virtue of a farm-out agreement between a third-party producer and Anadarko, the third-party producer gained the right to explore below the primary formations in the Hugoton field. The Hugoton system is well-positioned to gather volumes that may be produced from successful new wells the third-party producer may drill.

Delivery points. The Hugoton gathering system is connected to DCP Midstream’s National Helium plant, which extracts NGLs and helium and delivers residue gas into the Panhandle Eastern pipeline. The system is also connected to the Satanta plant, which is owned jointly by Pioneer Natural Resources Corporation (51%) and Anadarko (49%). The Satanta plant processes NGLs and helium, and delivers residue gas into the Kansas Gas Services and Southern Star pipelines.

East Texas

Dew gathering system. The 323-mile Dew gathering system is located in Anderson, Freestone, Leon and Robertson Counties of East Texas. The system provides gathering, dehydration and compression services and ultimately delivers into the Pinnacle gas treating system for any required treating. The Dew gathering system has 9 compressor stations with 36,480 combined horsepower.

Customers. Anadarko is the only shipper on the Dew gathering system.

Supply. As of September 30, 2012, Anadarko had approximately 830 producing wells in the Bossier play and controlled approximately 112,000 gross acres in the area.

Delivery points. The Dew gathering system has delivery points with PGT, which is the primary delivery point and is described in more detail below, and Kinder Morgan’s Tejas pipeline.

Pinnacle gathering system. The Pinnacle gathering system includes a 267-mile Pinnacle gathering system and the Bethel treating plant. The Pinnacle system provides sour gas gathering and treating service in Anderson, Freestone, Leon, Limestone and Robertson Counties of East Texas. The Bethel treating plant, located in Anderson County, has total carbon dioxide treating capacity of 502 MMcf/d and 20 LTD of sulfur treating capacity.

Customers. Anadarko is the largest shipper on the Pinnacle gathering system with approximately 91% of system throughput for the nine months ended September 30, 2012. The remaining throughput on the system during that period was from four third-party shippers.

Supply. The Pinnacle gathering system is well-positioned to provide gathering and treating services to the five-county area over which it extends, including the Cotton Valley Lime formations, which contain relatively high concentrations of sulfur and carbon dioxide. Total installed sulfur treating capacity is 20 LTD and WES believes the Pinnacle gathering system is well positioned to benefit from future sour gas production in the area.

Delivery points. The Pinnacle gathering system is connected to the following pipelines:

•	Atmos Texas pipeline;

•	Enbridge Pipelines (East Texas) LP pipeline;

•	Energy Transfer Fuels pipeline;

•	Enterprise Texas Pipeline, LP pipeline;

•	ETC Texas Pipeline, Ltd pipeline; and

•	Kinder Morgan Tejas pipeline.

These pipelines provide transportation to the Carthage, Waha and Houston Ship Channel market hubs in Texas.

West Texas

Haley gathering system. The 120-mile Haley gathering system provides gathering and dehydration services in Loving County, Texas and gathers a portion of Anadarko’s production from the Delaware Basin.

Customers. Anadarko’s production represented approximately 66% of the Haley gathering system’s throughput for the nine months ended September 30, 2012. The remaining throughput was attributable to Anadarko’s partner in the Haley area.

Supply. In the greater Delaware Basin, Anadarko has access to approximately 359,000 gross acres as of September 30, 2012, a portion of which is gathered by the Haley gathering system.

Delivery points. The Haley gathering system has multiple delivery points. The primary delivery points are to the El Paso Natural Gas pipeline or the Enterprise GC, LP pipeline for ultimate delivery into Energy Transfer’s Oasis pipeline. WES also has the ability to deliver into Southern Union Energy Services’ pipeline for further delivery into the Oasis pipeline. The pipelines at these delivery points provide transportation to both the Waha and Houston Ship Channel markets.

Assets Under Construction

For a description of our assets under construction, please read “—Western Gas Partners, LP—Overview—WES’s Primary Growth Drivers—Organic growth projects.”

Competition

The midstream services business is very competitive. WES’s competitors include other midstream companies, producers, and intrastate and interstate pipelines. Competition for natural gas and NGL volumes is primarily based on reputation, commercial terms, reliability, service levels, location, available capacity, capital expenditures and fuel efficiencies. However, a substantial portion of WES’s throughput volumes on a majority of the WES systems are owned or controlled by Anadarko. In addition, Anadarko has dedicated future production to WES from its acreage surrounding WES’s Wattenberg, Dew/Pinnacle, Haley, Helper, Clawson and Hugoton gathering systems. WES believes that its assets that are located outside of the dedicated areas are geographically well positioned to retain and attract third-party volumes due to our competitive rates.

WES believes the primary advantages of its assets are their proximity to established and/or new production, and the service flexibility they provide to producers. WES believes it can provide the services that producers and other customers require to connect, gather and process their natural gas efficiently, at competitive and flexible contract terms.

Gathering Systems and Processing Plants

The following table summarizes the primary competitors for WES’s gathering systems and processing plants at September 30, 2012.

System	Competitor(s)
Bison treating facility	Thunder Creek Gas Services and Fort Union

Chipeta processing plant	QEP and Kinder Morgan, Inc.

Dew and Pinnacle gathering systems	ETC Texas Pipeline, Ltd., Enbridge Pipelines (East Texas) LP, XTO Energy and Kinder Morgan Tejas Pipeline, LP

Fort Union gathering system	Bison treating facility (carbon dioxide treating services only), MIGC, Thunder Creek Gas Services, and TransCanada

Granger gathering system and processing plant	Williams Field Services, Enterprise/TEPPCO and QEP

Haley gathering system	Anadarko’s Delaware Basin Joint Venture, Enterprise GC, LP, Targa Midstream Services, LP and Southern Union Energy Services Company

Helper and Clawson gathering systems	QEP

Hilight gathering system and processing plant	DCP Midstream and Merit Energy

Hugoton gathering system	ONEOK Gas Gathering Company, DCP Midstream Partners, LP, Pioneer Natural Resources and Linn Energy

Newcastle gathering system and processing plant	DCP Midstream

Platte Valley gathering system and processing plant	DCP Midstream and AKA Energy

Red Desert system	Williams Field Services and QEP

Rendezvous gas services	Enterprise/TEPPCO

Wattenberg gathering system and processing plant	DCP Midstream and AKA Energy

Transportation

MIGC competes with other pipelines that service the regional market and transport gas volumes from the Powder River Basin to Glenrock, Wyoming. MIGC competitors seek to attract and connect new gas volumes throughout the Powder River Basin, including certain of the volumes currently being transported on the MIGC pipeline. Competitive factors include commercial terms, available capacity, fuel efficiencies, the interconnected pipelines and gas quality issues. MIGC’s major competitors are Thunder Creek Gas Services, TransCanada’s Bison pipeline, which commenced operations in January 2011, and the Fort Union gathering system. The White Cliffs pipeline faces no direct competition from other pipelines, although shippers could sell crude oil in local markets rather than ship to Cushing, Oklahoma.

Safety and Maintenance

The pipelines WES uses to gather and transport natural gas and NGLs are subject to regulation by the PHMSA, of the DOT pursuant to the Natural Gas Pipeline Safety Act of 1968, as amended (“NGPSA”) with respect to natural gas and Hazardous Liquids Pipeline Safety Act of 1979, as amended (“HLPSA”), with respect to NGLs. Both the NGPSA and the HLPSA have been amended by the 2011 Pipeline Safety Act, which was reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of natural gas and NGL pipeline facilities, while the 2011 Pipeline Safety Act establishes mandatory inspections for all U.S. hazardous liquid and natural gas transportation pipelines and some gathering lines in high-population areas.

These pipeline safety laws are subject to further amendment, with the potential for more onerous obligations and stringent standards being imposed on pipeline owners and operators. For example, on January 3, 2012, President Obama signed the 2011 Pipeline Safety Act, which act requires increased safety measures for gas and hazardous liquids transportation pipelines. Among other things, the 2011 Pipeline Safety Act directs the Secretary of Transportation to promulgate rules or standards relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, and leak detection system installation. The 2011 Pipeline Safety Act also directs owners and operators of interstate and intrastate gas transmission pipelines to verify their records confirming the maximum allowable pressure of pipelines in certain class locations and high consequence areas, requires promulgation of regulations for conducting tests to confirm the material strength of pipe operating above 30% of specified minimum yield strength in high consequence areas, and increases the maximum penalty for violation of pipeline safety regulations from $1 million to $2 million. On August 13, 2012, the PHMSA published a proposed rulemaking consistent with the signed act that, once finalized, will increase the maximum administrative civil penalties for violation of the pipeline safety laws and regulations after January 3, 2012 to $200,000 per violation per day of violation, with a maximum of $2,000,000 for a related series of violations. These civil penalty and the safety enhancement requirements and other provisions of the 2011 Pipeline Safety Act could require WES to install new or modified safety controls, pursue additional capital projects, or conduct maintenance programs on an accelerated basis, any or all of which tasks could result in WES incurring increased operating costs that could be significant and have a material adverse effect on WES’s results of operations or financial position.

The PHMSA has developed regulations implementing the 2011 Pipeline Safety Act that require transportation pipeline operators to implement integrity management programs, including more frequent inspections and other measures to ensure pipeline safety in “high consequence areas,” such as high population areas, areas unusually sensitive to environmental damage and commercially navigable waterways. WES, or the entities in which it owns an interest, inspect its pipelines regularly in compliance with state and federal maintenance requirements. Nonetheless, the adoption of new or amended regulations by PHMSA that result in more stringent or costly pipeline integrity management or safety standards could have a significant adverse effect on WES and similarly situated midstream operators. For instance, in August 2011, PHMSA published an advance notice of proposed rulemaking in which the agency is seeking public comment on a number of changes to regulations governing the safety of gas transmission pipelines and gathering lines, including, for example, (i) revising the definitions of “high consequence areas” and “gathering lines”; (ii) strengthening integrity management requirements as they apply to existing regulated operators and to currently exempt operators should certain exemptions be removed; (iii) strengthening requirements on the types of gas transmission pipeline integrity assessment methods that may be selected for use by operators; (iv) imposing gas transmission integrity management requirements on onshore gas gathering lines; (v) requiring the submission of annual, incident and safety-related conditions reports by operators of all gathering lines; and (vi) enhancing the current requirements for internal corrosion control of gathering lines.

States are largely preempted by federal law from regulating pipeline safety for interstate lines but most are certified by the DOT to assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. In practice, because states can adopt stricter standards for intrastate pipelines than those imposed by the federal government for interstate lines, states vary considerably in their authority and capacity to address pipeline safety. WES does not anticipate any significant difficulty in complying with applicable state laws and regulations. WES’s pipelines have operations and maintenance plans designed to keep the facilities in compliance with pipeline safety requirements.

In addition, WES is subject to a number of federal and state laws and regulations, including OSHA, and comparable state statutes, the purposes of which are to protect the health and safety of workers, both generally and within the pipeline industry. In addition, the OSHA hazard communication standard, the EPA’s community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in WES operations and that such information be provided to employees, state and local government authorities and citizens. WES and the entities in which it owns an interest are also subject to OSHA Process Safety Management regulations, as well as the EPA’s Risk Management Program (“RMP”), which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. These regulations apply to any process which involves a chemical at or above specified thresholds or any process which involves flammable liquid or gas in excess of 10,000 pounds. WES believes that it is in material compliance with all applicable laws and regulations relating to worker health and safety.

Regulation of Operations

Regulation of pipeline gathering and transportation services, natural gas sales and transportation of NGLs may affect certain aspects of WES’s business and the market for WES products and services.

Interstate Transportation Pipeline Regulation

MIGC, an interstate natural gas transportation system owned by WES, is subject to regulation by FERC under the NGA. Under the NGA, FERC has authority to regulate natural gas companies that provide natural gas pipeline transportation services in interstate commerce. Federal regulation extends to such matters as the following:

•	rates, services, and terms and conditions of service;

•	types of services MIGC may offer to its customers;

•	certification and construction of new facilities;

•	acquisition, extension, disposition or abandonment of facilities;

•	maintenance of accounts and records;

•	internet posting requirements for available capacity, discounts and other matters;

•	pipeline segmentation to allow multiple simultaneous shipments under the same contract;

•	capacity release to create a secondary market for MIGC’s transportation services;

•	relationships between affiliated companies involved in certain aspects of the natural gas business;

•	initiation and discontinuation of services;

•	market manipulation in connection with interstate sales, purchases or transportation of natural gas and NGLs; and

•	participation by interstate pipelines in cash management arrangements.

Natural gas companies are prohibited from charging rates that have been determined not to be just and reasonable by FERC. In addition, FERC prohibits natural gas companies from unduly preferring or unreasonably discriminating against any person with respect to pipeline rates or terms and conditions of service.

The rates and terms and conditions for WES’s interstate pipeline services are set forth in FERC-approved tariffs. Pursuant to FERC’s jurisdiction over rates, existing rates may be challenged by complaint or by action of FERC under Section 5 of the NGA, and proposed rate increases may be challenged by protest. The outcome of any successful complaint or protest against WES’s rates could have an adverse impact on revenues associated with providing transportation service.

On October 16, 2008, FERC issued Order No. 717, which promulgated new standards of conduct for transmission providers to regulate the manner in which interstate natural gas pipelines may interact with their marketing affiliates based on an employee separation approach. Order No. 717 implements revised standards of conduct that include three primary rules: (1) the “independent functioning rule,” which requires transmission function and marketing function employees to operate independently of each other; (2) the “no-conduit rule,” which prohibits passing transmission function information to marketing function employees; and (3) the “transparency rule,” which imposes posting requirements to help detect any instances of undue preference. FERC also clarified in Order No. 717 that existing waivers to the standards of conduct (such as those held by MIGC) shall continue in full force and effect. FERC has issued a number of orders clarifying certain provisions of the Standards of Conduct under Order No. 717, however the subsequent orders did not substantively alter the Standards of Conduct.

In May 2005, FERC issued a policy statement permitting the inclusion of an income tax allowance in the cost of service-based rates of a pipeline organized as a tax pass-through partnership entity, if the pipeline proves that the ultimate owner of its equity interests has an actual or potential income tax liability on public utility income. The policy statement also provides that whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by FERC on a case-by-case basis. In August 2005, FERC dismissed requests for rehearing of its policy statement. The new tax allowance policy and a related order were appealed to the D.C. Circuit. The D.C. Circuit issued an order on May 29, 2007 in which it denied these appeals and upheld FERC’s tax allowance policy and the application of that policy on all points subject to appeal. The D.C. Circuit denied rehearing of the May 29, 2007 decision on August 20, 2007, and the D.C. Circuit’s decision is final. Whether a pipeline’s owners have actual or potential income tax liability will be reviewed by FERC on a case-by-case basis. How the policy statement affirmed by the D.C. Circuit is applied in practice to pipelines owned by publicly traded partnerships could impose limits on a pipeline’s ability to include a full income tax allowance in its cost of service.

On April 17, 2008, FERC issued a proposed policy statement regarding the composition of proxy groups for determining the appropriate return on equity for natural gas and oil pipelines using FERC’s Discounted Cash Flow (“DCF”) model. In the policy statement, which modified a proposed policy statement issued in July 2007, FERC concluded (1) master limited partnerships should be included in the proxy group used to determine return on equity for both oil and natural gas pipelines; (2) there should be no cap on the level of distributions included in FERC’s current DCF methodology; (3) Institutional Brokers’ Estimate System forecasts should remain the basis for the short-term growth forecast used in the DCF calculation; (4) the long-term growth component of the DCF model should be limited to fifty percent of long-term gross domestic product; and (5) there should be no modification to the current two-thirds and one-third weighting of the short-term and long-term growth components, respectively. FERC also concluded that the policy statement should govern all gas and oil rate proceedings involving the establishment of return on equity that are pending before FERC. FERC’s policy determinations applicable to master limited partnerships are subject to further modification, and it is possible that these policy determinations may have a negative impact on MIGC’s rates in the future.

On August 8, 2005, Congress enacted the Energy Policy Act of 2005 (“EPAct 2005”). Among other matters, EPAct 2005 amends the NGA to add an anti-manipulation provision which makes it unlawful for any entity to engage in prohibited behavior in contravention of rules and regulations to be prescribed by FERC and, furthermore, provides FERC with additional civil penalty authority. On January 19, 2006, FERC issued Order No. 670, a rule implementing the anti-manipulation provision of EPAct 2005, and subsequently denied rehearing. The rules make it unlawful for any entity, directly or indirectly in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC or the purchase or sale of transportation services subject to the jurisdiction of FERC to (1) use or employ any device, scheme or artifice to defraud; (2) make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading or (3) engage in any act or practice that operates as a fraud or deceit upon any person. The new anti-manipulation rules apply to interstate gas pipelines and storage companies and intrastate gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction. The new anti-manipulation rules do not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but only to the extent such transactions do not have a “nexus” to jurisdictional transactions. EPAct 2005 also amends the NGA and the Natural Gas Policy Act of 1978 (“NGPA”) to give FERC authority to impose civil penalties for violations of these statutes, up to $1.0 million per day per violation for violations occurring after August 8, 2005. In connection with this enhanced civil penalty authority, FERC issued a policy statement on enforcement to provide guidance regarding the enforcement of the statutes, orders, rules and regulations it administers, including factors to be considered in determining the appropriate enforcement action to be taken. Should WES fail to comply with all applicable FERC-administered statutes, rules, regulations and orders, it could be subject to substantial penalties and fines.

In 2007, FERC took steps to enhance its market oversight and monitoring of the natural gas industry by issuing several rulemaking orders designed to promote gas price transparency and to prevent market manipulation. On December 26, 2007, FERC issued a final rule on the annual natural gas transaction reporting requirements, as amended by subsequent orders on rehearing, or Order No. 704. Order No. 704 requires buyers and sellers of natural gas above a de minimis level, including entities not otherwise subject to FERC jurisdiction, to submit on May 1 of each year an annual report to FERC describing their aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize, contribute to or may contribute to the formation of price indices. Order No. 704 also requires market participants to indicate whether they report prices to any index publishers and, if so, whether their reporting complies with FERC’s policy statement on price reporting. It is the responsibility of the reporting entity to determine which individual transactions should be reported based on the guidance of Order No. 704 as clarified in orders on clarification and rehearing.

Order No. 720, issued on November 20, 2008, increases the Internet posting obligations of interstate pipelines, and also requires “major non-interstate” pipelines (defined as pipelines with annual deliveries of more than 50 million MMBtu) to post on the Internet the daily volumes scheduled for each receipt and delivery point on their systems with a design capacity of 15,000 MMBtu per day or greater. In October 2011, Order 720, as clarified by orders on clarification and rehearing, was vacated by the Court of Appeals for the Fifth Circuit with respect to its application to non-interstate pipelines. In December 2011, the Fifth Circuit confirmed that Order 720, as clarified, remained applicable to interstate pipelines with respect to the additional posting requirements.

On May 20, 2010, FERC issued Order No. 735, which requires intrastate pipelines providing transportation services under Section 311 of the NGPA and Hinshaw pipelines operating under Section 1(c) of the NGA to report on a quarterly basis more detailed transportation and storage transaction information, including: rates charged by the pipeline under each contract; receipt and delivery points and zones or segments covered by each contract; the quantity of natural gas the shipper is entitled to transport, store, or deliver; the duration of the contract; and whether there is an affiliate relationship between the pipeline and the shipper. Order No. 735 further requires that such information must be supplied through a new electronic reporting system and will be posted on FERC’s website, and that such quarterly reports may not contain information redacted as privileged. Order No. 735 also extends FERC’s periodic review of the rates charged by the subject pipelines from three years to five years. FERC promulgated this rule after determining that such transactional information would help shippers make more informed purchasing decisions and would improve the ability of both shippers and FERC to monitor actual transactions for evidence of market power or undue discrimination. Order No. 735 became effective on April 1, 2011. On December 16, 2010, FERC issued Order No. 735-A, which generally reaffirmed Order No. 735, with certain modifications. FERC has issued a Notice of Proposed Rulemaking to consider issues related to existing semiannual storage reporting requirements for both interstate pipelines and section 311 and Hinshaw pipelines.

In 2008, FERC also took action to ease restrictions on the capacity release market, in which shippers on interstate pipelines can transfer to one another their rights to pipeline and/or storage capacity. Among other things, Order No. 712, as modified on rehearing, removes the price ceiling on short-term capacity releases of one year or less, allows a shipper releasing gas storage capacity to tie the release to the purchase of the gas inventory and the obligation to deliver the same volume at the expiration of the release, and facilitates Asset Management Agreements (“AMAs”) by exempting releases under qualified AMAs from: the competitive bidding requirements for released capacity; FERC’s prohibition against tying releases to extraneous conditions; and the prohibition on capacity brokering.

Gathering Pipeline Regulation

Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of FERC. WES believes that its natural gas pipelines meet the traditional tests that FERC has used to determine that a pipeline is a gathering pipeline and is, therefore, not subject to FERC jurisdiction; although FERC has not made any determinations with respect to the jurisdictional status of any of our pipelines other than MIGC. The distinction between FERC-regulated transmission services and federally unregulated gathering services, however, has been the subject of substantial litigation, so the classification and regulation of WES’s gathering facilities are subject to change based on future determinations by FERC, the courts or Congress. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. FERC makes jurisdictional determinations on a case-by-case basis. In recent years, FERC has regulated the gathering activities of interstate pipeline transmission companies more lightly, which has resulted in a number of such companies transferring gathering facilities to unregulated affiliates. As a result of these activities, natural gas gathering may begin to receive greater regulatory scrutiny at both the state and federal levels. WES’s natural gas gathering operations could be adversely affected should they be subject to more stringent application of state or federal regulation of rates and services. WES’s natural gas gathering operations also may be or become subject to additional safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. WES cannot predict what effect, if any, such changes might have on its operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

WES’s natural gas gathering operations are subject to ratable take and common purchaser statutes in most of the states in which it operates. These statutes generally require WES’s gathering pipelines to take natural gas without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. The regulations under these statutes can have the effect of imposing some restrictions on WES’s ability as an owner of gathering facilities to decide with whom WES contracts to gather natural gas. The states in which WES operates has adopted a complaint-based regulation of natural gas gathering activities, which allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to gathering access and rate discrimination. WES cannot predict whether such a complaint will be filed against it in the future. Failure to comply with state regulations can result in the imposition of administrative, civil and criminal remedies. To date, there has been no adverse effect to WES’s systems due to these regulations.

During the 2007 legislative session, the Texas State Legislature passed H.B. 3273 (“Competition Bill”) and H.B. 1920 (the “LUG Bill”). The Texas Competition Bill and LUG Bill contain provisions applicable to gathering facilities. The Competition Bill allows the TRRC, the ability to use either a cost-of-service method or a market-based method for setting rates for natural gas gathering in formal rate proceedings. It also gives the TRRC specific authority to enforce its statutory duty to prevent discrimination in natural gas gathering, to enforce the requirement that parties participate in an informal complaint process and to punish purchasers, transporters and gatherers for taking discriminatory actions against shippers and sellers. The LUG Bill modifies the informal complaint process at the TRRC with procedures unique to lost and unaccounted for gas issues. It extends the types of information that can be requested and gives the TRRC the authority to make determinations and issue orders in specific situations. Both the Competition Bill and the LUG Bill became effective September 1, 2007. WES cannot predict what effect, if any, either the Competition Bill or the LUG Bill might have on its gathering operations.

Pipeline Safety Legislation

On January 3, 2012, the President signed into law the 2011 Pipeline Safety Act. This legislation provides a four-year reauthorization of the federal pipeline safety programs administered by the PHMSA. The Act increases the maximum amount of civil penalties the United States can seek from pipeline owners or operators who violate pipeline safety rules and regulations. It authorizes PHMSA (i) to extend existing integrity management requirements to additional pipelines beyond high-consequence areas, subject to Congressional review, and (ii) to require installation of automatic and remote-controlled shut-off valves on newly constructed transmission pipelines and for ones that are entirely replaced. The Act also imposes new notification and reporting requirements. Many specific requirements will be developed as part of future regulations. While WES cannot predict how DOT will implement the Act and other regulatory initiatives relating to pipeline safety, these provisions could have a material effect on WES’s operations and could subject WES to more comprehensive and stringent safety requirements and greater penalties for violations of safety rules.

Health Care Reform

In March 2010, the Patient Protection and Affordable Care Act (“PPACA”) and the Health Care and Education Reconciliation Act of 2010 (“HCERA”), which makes various amendments to certain aspects of the PPACA, were signed into law. The HCERA, together with PPACA, are referred to as the “Acts.” Among numerous other items, the Acts reduce the tax benefits available to an employer that receives the Medicare Part D tax benefit, impose excise taxes on high-cost health plans, and provide for the phase-out of the Medicare Part D coverage gap. These changes are not expected to have a material impact on WES’s financial condition, results of operations or cash flows.

Financial Reform Legislation

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), signed into law in 2010, requires most derivative transactions to be centrally cleared and/or executed on an exchange, and additional capital and margin requirements will be prescribed for most non-cleared trades starting. Non-financial entities which enter into certain derivatives contracts are exempted from the central clearing requirement; however, (i) all derivatives transactions must be reported to a central repository, (ii) the entity must obtain approval of derivative transactions from the appropriate committee of its board and (iii) the entity must notify the CFTC of its ability to meet its financial obligations before such exemption will be allowed. The CFTC has issued proposed regulations that set out the circumstances under which certain end users could elect to be exempt from the clearing requirements of the Act; however, WES cannot predict at this time whether and to what extent any such exemption, once finalized in regulations, would be applicable to its activities. While WES cannot currently predict the impact of this legislation, it will continue to monitor the potential impact of this new law as the resulting regulations emerge over the next several months and years.

Environmental Matters

General

WES’s operations are subject to stringent federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations can restrict or impact WES’s business activities in many ways, such as:

•	requiring the acquisition of various permits to conduct regulated activities;

•	requiring the installation of pollution-control equipment or otherwise restricting the way WES can handle or dispose of its wastes;

•	limiting or prohibiting construction activities in sensitive areas, such as wetlands, coastal regions or areas inhabited by endangered or threatened species; and

•	requiring investigatory and remedial actions to mitigate or eliminate pollution conditions caused by WES’s operations or attributable to former operations.

In addition, WES’s operations and construction activities are subject to state, county and local ordinances that restrict the time, place or manner in which those activities may be conducted so as to reduce or mitigate nuisance-type conditions, such as, for example, excessive levels of dust or noise or increased traffic congestion, requiring WES to take curative actions to reduce or mitigate such conditions. However, the performance of such actions have not had a material adverse effect on WES’s results of operations.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of investigatory and remedial obligations and the issuance of orders enjoining future operations or imposing additional compliance requirements. Also, certain environmental statutes impose strict, and in some cases, joint and several liability for costs required to clean up and restore sites where hydrocarbons or wastes have been disposed or otherwise released. Consequently, WES may be subject to environmental liability at its currently owned or operated facilities for conditions caused by others prior to its involvement.

WES has implemented programs and policies designed to keep its pipelines, plants and other facilities in compliance with existing environmental laws and regulations and WES does not believe that its compliance with such legal requirements will have a material adverse effect on its business, financial condition, results of operations or cash flows. Nonetheless, the trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation and actual future expenditures may be significantly in excess of the amounts WES currently anticipates. WES tries to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance. While WES believes that it is in substantial compliance with existing environmental laws and regulations, there is no assurance that the current conditions will continue in the future.

Below is a discussion of several of the material environmental laws and regulations that relate to WES’s business.

Hazardous Substances and Wastes

CERCLA and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include current and prior owners or operators of the site where a release of hazardous substances occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these “responsible persons” may be subject to strict and joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Wes generates materials in the course of its ordinary operations that are regulated as “hazardous substances” under CERCLA or similar state laws and, as a result, may be jointly and severally liable under CERCLA, or such laws, for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

WES also generates solid wastes, including hazardous wastes, which are subject to the requirements of the federal Resource Conservation and Recovery Act, as amended (“RCRA”), and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. In the ordinary course of WES’s operations, WES generates wastes constituting solid waste and, in some instances, hazardous wastes. While certain petroleum production wastes are excluded from RCRA’s hazardous waste regulations, it is possible that these wastes will in the future be designated as “hazardous wastes” and be subject to more rigorous and costly disposal requirements, which could have a material adverse effect on WES’s maintenance capital expenditures and operating expenses.

WES owns or leases properties where petroleum hydrocarbons are being or have been handled for many years. WES has generally utilized operating and disposal practices that were standard in the industry at the time, although petroleum hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by WES, or on or under the other locations where these petroleum hydrocarbons and wastes have been transported for treatment or disposal. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons and other wastes was not under WES’s control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, WES could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination.

Air Emissions

The federal Clean Air Act, as amended, and comparable state laws and regulations restrict the emission of air pollutants from various industrial sources, including WES’s compressor stations, and also impose various monitoring and reporting requirements. Such laws and regulations may require that WES obtains pre-approval for the construction or modification of certain projects or facilities, obtain and strictly comply with air permits containing various emissions and operational limitations and utilize specific emission control technologies to limit emissions. WES’s failure to comply with these requirements could subject it to monetary penalties, injunctions, conditions or restrictions on operations and, potentially, criminal enforcement actions. WES may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining permits and approvals for air emissions. For example, on August 16, 2012, the EPA published final rules that establish new air emission control requirements for natural gas and natural gas liquid production, processing and transportation activities, including New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds, and a separate set of emission standards to address hazardous air pollutants frequently associated with production and processing activities. Among other things, the rules establish specific requirements regarding emissions from compressors and controllers at natural gas gathering and boosting stations and processing plants together with dehydrators and storage tanks at natural gas processing plants, compressor stations and gathering and boosting stations. In addition, the rules establish new requirements for leak detection and repair of leaks at natural gas processing plants that exceed 500 parts per million in concentration. WES is currently reviewing this new rule and assessing its potential impacts on WES’s operations. Compliance with these requirements may require modifications to certain of WES’s operations, including the installation of new equipment to control emissions from WES’s compressors that could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact WES’s business.

Climate Change

In response to findings that emissions of carbon dioxide, methane, and other GHG present an endangerment to public health and the environment because emissions of such gases are contributing to the warming of the earth’s atmosphere and other climatic changes, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that require a reduction in emissions of GHG from motor vehicles and also trigger construction and operating permit review for GHG emissions from certain stationary sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHGs from certain sources, including, among others, onshore and offshore oil and natural gas production and onshore oil and natural gas processing, transmission, storage, and distribution activities, which may include certain of WES’s operations, on an annual basis. WES is monitoring GHG emissions from its operations in accordance with the GHG emissions reporting rule and believes that its monitoring activities are in substantial compliance with applicable reporting obligations.

In addition, Congress has from time to time considered legislation to reduce emissions of GHG, and numerous states have taken measures to reduce emissions of GHG. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall greenhouse gas emission reduction goal. The adoption of any legislation or regulations that requires reporting of GHG or otherwise limits emissions of GHG from WES’s equipment and operations could require it to incur costs to reduce emissions of GHG associated with WES’s operations or could adversely affect demand for the natural gas and NGLs it gathers and processes. Finally, some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on WES’s midstream operations.

Water Discharges

The Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants or dredged and fill material into state waters as well as waters of the U.S. and adjacent wetlands. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of permits issued by the EPA, the Army Corps of Engineers or an analogous state agency. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of regulated waters in the event of a hydrocarbon spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws. WES believes that compliance with existing permits and foreseeable new permit requirements will not have a material adverse effect on its financial condition, results of operations or cash flows.

Hydraulic Fracturing

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations such as shales. The process involves the injection of water, sand, and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. Hydraulic fracturing typically is regulated by state oil and natural gas commissions but the EPA has asserted federal regulatory authority pursuant to the Safe Drinking Water Act over certain hydraulic fracturing activities involving the use of diesel and recently released draft permitting guidance for hydraulic fracturing that uses diesel in fracturing fluids in those states where the EPA is the permitting authority. In addition, legislation has been introduced before Congress to provide for federal regulation of hydraulic fracturing under the Safe Drinking Water Act and to require disclosure of the chemicals used in the hydraulic fracturing process.

Moreover, some states, including Colorado, Texas and Wyoming, where WES operates, have adopted, and other states are considering adopting, regulations that could impose more stringent permitting, public disclosure, and well construction requirements on hydraulic fracturing operations or otherwise seek to ban fracturing activities altogether. In the event that new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where WES’s oil and natural gas exploration and production customers operate, those customers could incur potentially significant added costs to comply with such requirements and experience delays or curtailment in the pursuit of production activities, which could reduce demand for WES’s gathering and processing services.

In addition, certain governmental reviews are either underway or being proposed that focus on environmental aspects of hydraulic fracturing practices. For example, on May 11, 2012, the Bureau of Land Management issued a proposed rule that would require public disclosure of chemicals used in hydraulic fracturing operations, and impose other operational requirements for all hydraulic fracturing operations on federal lands, including Native American trust lands. Additionally, the EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with initial results expected to be available by late 2012 and final results by 2014. Moreover, the EPA is developing effluent standards for the treatment and disposal of wastewater resulting from hydraulic fracturing activities and plans to propose these standards by 2014. Also, the U.S. Department of the Interior has released a draft rule regarding hydraulic fracturing on federal lands that would require disclosure of chemicals used in the fracturing process and establish minimum criteria for well-bore integrity and disposal of flowback water generated during the fracturing process. These ongoing or proposed studies, depending on the degree to which they are pursued and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the federal Safe Drinking Water Act or other regulatory mechanisms, which events could delay or curtail production of natural gas by exploration and production operators, some of which are WES’s customers, and thus reduce demand for WES’s midstream services.

Endangered Species

The Endangered Species Act, as amended (“ESA”), restricts activities that may affect endangered or threatened species or their habitats. While some of WES’s pipelines may be located in areas that are designated as habitats for endangered or threatened species, WES believes that it is in substantial compliance with the ESA. If endangered species are located in areas of the underlying properties where WES wishes to conduct development activities, such work could be prohibited or delayed or expensive mitigation may be required. Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia on September 9, 2011, the U.S. Fish and Wildlife Service is required to consider listing more than 250 species as endangered under the ESA. Under the September 9, 2011 settlement, the U.S. Fish and Wildlife Service is required to review and address the needs of more than 250 species on the candidate list over a 6 year period. The designation of previously unprotected species as threatened or endangered in areas where WES or its oil and natural gas exploration and production customers operate could cause WES or its customers to incur increased costs arising from species protection measures and could result in delays or limitations in WES’s customers’ performance of operations, which could reduce demand for WES’s midstream services.

Title to Properties and Rights-of-Way

WES’s real property is classified into two categories: (1) parcels that it owns in fee and (2) parcels in which its interest derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities, permitting the use of such land for its operations. Portions of the land on which WES’s plants and other major facilities are located are owned by it in fee title, and WES believes that it has satisfactory title to these lands. The remainder of the land on which WES’s plant sites and major facilities are located are held by it pursuant to surface leases between WES, as lessee, and the fee owner of the lands, as lessors. WES has leased or owned these lands for many years without any material challenge known to it relating to the title to the land upon which the assets are located, and WES believes that it has satisfactory leasehold estates or fee ownership of such lands. WES has no knowledge of any challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by it or to its title to any material lease, easement, right-of-way, permit or lease, and WES believes that it has satisfactory title to all of its material leases, easements, rights-of-way, permits and licenses.

Some of the leases, easements, rights-of-way, permits and licenses transferred to WES by Anadarko required the consent of the grantor of such rights, which in certain instances is a governmental entity. WES GP has obtained sufficient third-party consents, permits and authorizations for the transfer of the assets necessary to enable WES to operate its business in all material respects. With respect to any remaining consents, permits or authorizations that have not been obtained, WES has determined these will not have material adverse effect on the operation of its business should it fail to obtain such consents, permits or authorization in a reasonable time frame.

Anadarko may hold record title to portions of certain assets as WES makes the appropriate filings in the jurisdictions in which such assets are located and obtain any consents and approvals as needed. Such consents and approvals would include those required by federal and state agencies or other political subdivisions. In some cases, Anadarko temporarily holds record title to property as nominee for WES’s benefit and in other cases may, on the basis of expense and difficulty associated with the conveyance of title, may cause its affiliates to retain title, as nominee for WES’s benefit, until a future date. WES anticipates that there will be no material change in the tax treatment of its common units resulting from Anadarko holding the title to any part of such assets subject to future conveyance or as its nominee.

Employees

We and our general partner have no employees. To conduct WES’s operations, Anadarko, on behalf of WES GP, employed as of September 30, 2012 approximately 380 employees. We believe that our and WES’s relationship with Anadarko’s employees is satisfactory.

Legal Proceedings

Western Gas Equity Partners, LP

We are not a party to any legal proceedings other than legal proceedings arising in the ordinary course of our business.

Western Gas Partners, LP

From time to time, WES is involved in legal, tax, regulatory and other proceedings in various forums regarding performance, contracts and other matters that arise in the ordinary course of business. WES’s management is not aware of any such proceeding for which a final disposition could have a material adverse effect on WES’s results of operations, cash flows or financial condition.

MANAGEMENT

Our general partner will manage our operations and activities, including, among other things, establishing the quarterly cash distribution levels for our common units and the reserves that it believes prudent to maintain for the proper conduct of our business. Other than the administrative services fee described under “Certain Relationships and Related Party Transactions – Agreements Entered into or to be Entered Into in Connection with this Offering – Omnibus Agreement,” our general partner will not receive any management fee or other compensation in connection with its management of our business but will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf.

We control and manage WES through our ownership of its general partner, WES GP. The officers of our general partner are also officers of WES GP, and our officers, as well as the employees that operate WES, are Anadarko employees. Five of our directors are affiliated with Anadarko and are also directors of WES GP. Our remaining three directors will be independent directors as defined by the NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE, a second independent director will be appointed within 90 days of the completion of this offering and the third independent director will be appointed within one year of the completion of this offering. Anadarko is the sole member of our general partner and will have the right to appoint our entire board of directors. Furthermore, because we are the sole member of WES GP, Anadarko has the right to appoint the entire board of directors of WES GP. The board of WES GP is responsible for overseeing WES GP’s role as the general partner of WES.

Directors and Executive Officers

The following table sets forth certain information for the executive officers and members of the boards of directors of our general partner and WES GP. Directors will serve until their successors are duly elected and qualified or until the earlier of their death, resignation, removal or disqualification. Officers serve at the discretion of the board of directors. Ages shown are as of November 1, 2012.

Name	Age	Position with Our General Partner	Position with WES’s General Partner
Robert G. Gwin	49	Chairman of the Board	Chairman of the Board
Donald R. Sinclair	55	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director
Benjamin M. Fink	42	Senior Vice President, Chief Financial Officer and Treasurer	Senior Vice President, Chief Financial Officer and Treasurer
Danny J. Rea	54	Senior Vice President and Chief Operating Officer	Senior Vice President and Chief Operating Officer
Philip H. Peacock	41	Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel and Corporate Secretary
Milton Carroll	62	—	Director
Anthony R. Chase	57	—	Director
James R. Crane	58	—	Director
Charles A. Meloy	52	Director	Director
Robert K. Reeves	54	Director	Director
David J. Tudor	53	Director Nominee	Director
R. A. Walker	55	Director	Director

Robert G. Gwin. Robert G. Gwin serves as Chairman of the board of directors of our general partner. Mr. Gwin has served as a director of WES GP since August 2007 and has served as non-executive Chairman of the Board of WES GP since October 2009. He also served as Chief Executive Officer of WES GP from August 2007 to January 2010 and as President from August 2007 to September 2009. He has served as Senior Vice President, Finance and Chief Financial Officer of Anadarko since March 2009, and prior to that position had served as Senior Vice President of Anadarko since March 2008. He previously served as Vice President, Finance and Treasurer of Anadarko since January 2006. Since 2011, Mr. Gwin has served as a director of LyondellBasell Industries N.V. Mr. Gwin holds a Bachelor of Science degree from the University of Southern California and a Master of Business Administration degree from the Fuqua School of Business at Duke University, and he is a Chartered Financial Analyst.

Donald R. Sinclair. Donald R. Sinclair serves as the President and Chief Executive Officer of our general partner and as a member of the board of directors of our general partner. Mr. Sinclair has served as President and a director of WES GP since October 2009 and as Chief Executive Officer since January 2010. Prior to becoming President and a director of WES GP, Mr. Sinclair was a founding partner and served as President of Ceritas Energy, LLC, a midstream energy company headquartered in Houston with operations in Texas, Wyoming and Utah from February 2003 to September 2009. Earlier in his career, Mr. Sinclair was President of Duke Energy Trading and Marketing LLC, one of the nation’s largest marketers of natural gas and wholesale electric power, and served as Chairman of the Energy Risk Committee for Duke Energy Corporation. Prior to joining Duke, Mr. Sinclair served as Senior Vice President of Tenneco Energy and as President of Tenneco Energy Resources. Previously, as one of the original principals and officers at Dynegy (formerly NGC Corporation), he served for eight years in various officer positions, including Senior Vice President and Chief Risk Officer where he was in charge of all risk management activities and commercial operations. Mr. Sinclair earned a Bachelor of Business Administration degree from Texas Tech University.

Benjamin M. Fink. Benjamin M. Fink serves as Senior Vice President, Chief Financial Officer and Treasurer of our general partner. Mr. Fink has served as the Senior Vice President and Chief Financial Officer of WES GP since May 2009, and as Senior Vice President, Chief Financial Officer and Treasurer of WES GP since November 2010. He was Director, Finance of Anadarko from April 2007 to May 2009, during which time he was responsible for principal oversight of the finance operations of an Anadarko subsidiary, Anadarko Algeria Company, LLC. From August 2006 to April 2007, he served as an independent financial consultant to Anadarko in its Beijing, China and Rio de Janeiro, Brazil offices. From April 2001 until June 2006, he held executive management positions at Prosoft Learning Corporation, including serving as its President and Chief Executive Officer from November 2004 until that company’s sale in June 2006. From 2000 to 2001 he co-founded and served as Chief Operating Officer and Chief Financial Officer of Meta4 Group Limited, an online direct marketer based in Hong Kong and Tokyo. Previously, he held positions of increasing responsibility at Prudential Capital Group and Prudential Asset Management Asia, where he focused on the negotiation, structuring and execution of private debt and equity investments. He holds a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania, and he is a Chartered Financial Analyst.

Danny J. Rea. Danny J. Rea serves as Senior Vice President and Chief Operating Officer of our general partner. Mr. Rea has served as Senior Vice President and Chief Operating Officer of WES GP since August 2007 and as Vice President, Midstream of Anadarko since May 2007. He also served as a director of WES GP from August 2007 to September 2009. Previously, Mr. Rea served as Manager, Midstream Services of Anadarko from May 2004 to May 2007 and Manager, Gas Field Services from August 2000 to May 2004. Mr. Rea joined Anadarko as an engineer in 1981 and has held positions of increasing responsibility over his 31 years at Anadarko. He holds a Bachelor of Science degree in Petroleum Engineering from Louisiana Tech University, and a Master of Business Administration degree from the University of Houston. He served on the board of directors for the Wyoming Pipeline Authority from March 2006 until March 2010, currently serves on the board of directors of the Texas Pipeline Association, and is a member of the Gas Processors Association and the Society of Petroleum Engineers.

Philip H. Peacock. Philip H. Peacock serves as Vice President, General Counsel and Corporate Secretary of our general partner. Mr. Peacock has served as Vice President, General Counsel and Corporate Secretary of WES GP since August 2012. Prior to joining WES GP, Mr. Peacock was a partner practicing corporate and securities law at the law firm of Andrews Kurth LLP, which he joined in August 2003. Mr. Peacock holds a Bachelor of Arts degree from Princeton University, a Master of Arts degree from the University of Houston, and a Juris Doctor degree from the University of Virginia. He is licensed to practice law in the state of Texas and serves on the Board of Directors of The Children’s Fund, Inc.

Milton Carroll. Milton Carroll has served as a director of WES GP and as Chairman of the special committee of the board of directors since April 2008. Mr. Carroll currently serves as Chairman of Houston-based CenterPoint Energy, Inc., where he has been a director since 1992. Mr. Carroll is Chairman and founder of Instrument Products, Inc., an oil-tool manufacturing company in Houston, Texas. He also serves as Chairman of Health Care Services Corporation (a Chicago-based company operating through its Blue Cross and Blue Shield divisions in Illinois, Texas, Oklahoma and New Mexico), as a director of Halliburton Company, where he serves as a member of the compensation committee and the nominating and corporate governance committee, as a director of LyondellBasell Industries N.V., where he serves as a member of the nominating and governance committee and as Chairman of the compensation committee, and as a director of LRR Energy, L.P., where he serves as a member of the special committee and the audit committee. Mr. Carroll also served as a director of EGL, Inc. from May 2003 until August 2007 and as a director of the general partner of DCP Midstream Partners, LP from December 2005 to December 2006. Mr. Carroll holds a Bachelor of Science degree in Industrial Technology from Texas Southern University.

Anthony R. Chase. Anthony R. Chase has served as a director of WES GP and as a member of the special and audit committees of the board of directors since April 2008. He is Chairman and Chief Executive Officer of ChaseSource, L.P., a Houston-based staffing firm. He served as an Executive Vice President of Crest Investment Company, a Houston-based private equity firm, from January 2009 until December 2009. Prior to these positions, he had most recently served as the Chairman and Chief Executive Officer of ChaseCom, L.P., a global customer relationship management and staffing services company until its sale in 2007 to AT&T. Mr. Chase has also been a Professor of Law at the University of Houston since 1991. Mr. Chase currently serves as a director of AVI Biopharma, Inc. From 1999 to August 2010, he served as a director of Cornell Companies, where he served as a member of the audit committee, and as lead director from May 2008 to August 2010. In January 2012, Mr. Chase became Chairman of the Greater Houston Partnership. From July 2004 to July 2008, he served as a director of the Federal Reserve Bank of Dallas, and also served as its Deputy Chairman from 2006 until his departure in July 2008. Mr. Chase holds Bachelor of Arts, Masters of Business Administration and Juris Doctor degrees from Harvard University.

James R. Crane. James R. Crane has served as a director of WES GP and as a member of the special and audit committees of the board of directors since April 2008. In November 2011, Mr. Crane became the principal owner and Chairman of the Houston Astros Baseball Club. Mr. Crane is also the Chairman and CEO of Crane Capital Group Inc., an investment management company he founded. Prior to that time, he was Founder, Chairman and Chief Executive Officer of EGL, Inc., a global transportation, supply chain management and information services company, from 1984 until its sale in August 2007. Crane Capital Group currently invests in transportation, power distribution, real estate and asset management. Its holdings include Crane Worldwide Logistics, a premier global provider of customized transportation and logistics services with 54 offices in 20 countries, and Champion Energy Services, a retail electric provider. In February 2012, Mr. Crane was appointed to the board of directors of Nabors Industries Ltd., an international drilling contractor and well-services provider. From February 2010 to February 2012, he served as a director of Fort Dearborn Life Insurance Company, a subsidiary of Health Care Service Corporation, and from 1999 to November 2007 he served as a director of HCC Insurance Holdings, Inc. Mr. Crane holds a Bachelor of Science degree in Industrial Safety from the University of Central Missouri.

Charles A. Meloy. Charles A. Meloy serves as a member of the board of directors of our general partner. Mr. Meloy has served as a director of WES GP since February 2009, and as Senior Vice President, U.S. Onshore Exploration and Production of Anadarko since July 2012. Mr. Meloy previously served as Senior Vice President, Worldwide Operations of Anadarko from December 2006 to July 2012. Before joining Anadarko, he served as Vice President of Exploration and Production at Kerr-McGee Corporation, prior to its acquisition by Anadarko. At Kerr-McGee, Mr. Meloy was Vice President of Gulf of Mexico exploration, production and development from 2004 to 2005, Vice President and Managing Director of North Sea operations from 2002 to 2004, and held several other deepwater Gulf of Mexico management positions beginning in 1999. Earlier in his career, Mr. Meloy held various planning, operations, deepwater and reservoir engineering positions with Oryx Energy

Company and its predecessor, Sun Oil Company. He earned a bachelor’s degree in chemical engineering from Texas A&M University and is a member of the Society of Petroleum Engineers and Texas Professional Engineers. Mr. Meloy is a member of the Board of Directors of the Independent Producers of America Association.

Robert K. Reeves. Robert K. Reeves serves as a member of the board of directors of our general partner. Mr. Reeves has served as a director of WES GP since August 2007 and as Senior Vice President, General Counsel and Chief Administrative Officer of Anadarko since January 2007. He previously served as Senior Vice President, Corporate Affairs & Law and Chief Governance Officer of Anadarko beginning in 2004. He has also served as a director of Key Energy Services, Inc., a publicly traded oil field services company, since October 2007. Prior to joining Anadarko, he served as Executive Vice President, Administration and General Counsel of North Sea New Ventures from 2003 to 2004 and as Executive Vice President, General Counsel and Secretary of Ocean Energy, Inc. and its predecessor companies from 1997 to 2003. Mr. Reeves holds a Bachelor of Science degree in Business Administration and a Juris Doctor degree from Louisiana State University.

David J. Tudor. David J. Tudor has agreed to join the board of directors of our general partner prior to or on our listing date on the NYSE and will serve as chairman of the audit committee of the board of directors of our general partner. The board of directors of our general partner has determined that Mr. Tudor satisfies the NYSE and SEC requirements for independence. Mr. Tudor has served as a director of WES GP and as Chairman of the audit committee and a member of the special committee of the board of directors since April 2008. As a result of his appointment to the board of directors of our general partner, Mr. Tudor will no longer serve as a member of the special committee. Since 1999, Mr. Tudor has been the President and Chief Executive Officer of ACES Power Marketing, an Indianapolis-based commodity risk management company owned by 19 generation and transmission cooperatives throughout the U.S. Prior to joining ACES Power Marketing, Mr. Tudor was the Executive Vice President & Chief Operating Officer of PG&E Energy Trading, where he managed commercial operations in the U.S. and Canada. He also currently serves as a director of Wabash Valley Power Association’s Board Risk Oversight Committee and as an external member of the Risk Oversight Committee of the East Kentucky Power Cooperative. Mr. Tudor holds a Bachelor of Science degree in Accounting from David Lipscomb University.

R. A. Walker. R. A. Walker serves as a member of the board of directors of our general partner. Mr. Walker has served as a director of WES GP since August 2007. He also served as non-executive Chairman of the board of directors of WES GP from August 2007 to September 2009. Since May 2012, Mr. Walker has served as President and Chief Executive Officer and a director of Anadarko. Mr. Walker previously served as Anadarko’s President and Chief Operating Officer from February 2010 to May 2012 and as Chief Operating Officer beginning in March 2009, having joined the company in 2005 as Senior Vice President and Chief Financial Officer. Prior to joining Anadarko, he was a Managing Director for the Global Energy Group of UBS Investment Bank from 2003 to 2005. Mr. Walker is a director of CenterPoint Energy, Inc., where he serves on the audit committee and the finance committee. Mr. Walker also serves on the Board of the Houston Museum of Natural Science.

Board Committees

Audit Committee. Our general partner’s board of directors will establish an audit committee to be effective upon the closing of this offering. Ultimately, the three independent members of our general partner’s board of directors will serve on the audit committee that reviews our external financial reporting, is responsible for engaging our independent auditors and reviews procedures for internal auditing and the adequacy of our internal accounting controls. The members of the audit committee will meet the independence standards established by the NYSE and the SEC. Upon the completion of this offering, we will have one member of the audit committee.

Special Committee. Our general partner’s board of directors will establish a special committee under our partnership agreement. The special committee will consist of two or more members and will be charged with reviewing specific matters that our general partner’s board of directors believes may involve conflicts of interest. The special committee will determine if the resolution of any conflict of interest submitted to it is fair and reasonable to us. In addition to satisfying certain other requirements, the members of the special committee must meet the independence standards for service on an audit committee of a board of directors, which standards are established by the NYSE and the SEC. Any matters approved by the special committee will be conclusively deemed to be fair and reasonable to us, approved by all of our unitholders and not a breach by us of any duties we may owe to our unitholders.

Compensation Committee. Our general partner’s board of directors performs the functions of compensation committee. Its responsibilities will include making compensation decisions for the independent directors.

Other Committees. Our general partner’s board of directors may establish other committees from time to time to facilitate its oversight of our management.

Election of Directors

Our general partner’s limited liability company agreement establishes a board of directors that will be responsible for the oversight of our business and operations. Our general partner’s board of directors will be elected by the members that hold a majority interest, as defined in the limited liability company agreement.

Compensation of Directors

No additional remuneration will be paid to officers of our general partner who also serve as directors. We anticipate that each independent director will receive a combination of cash and restricted or phantom common units as compensation for services rendered, including attending meetings of the board of directors and committee meetings. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or its committees. Each director will be fully indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

Executive Compensation Discussion and Analysis

Because our only cash-generating assets are partnership interests in WES, we expect that the officers of our general partner will devote a substantial majority of their time to WES’s business. We expect the amount of time that the officers of our general partner devote to our business as opposed to WES’s business in future periods will not be substantial unless significant changes are made to the nature of our business. Accordingly, our general partner has no current intention of providing its officers with any compensation for services rendered to us in addition to the compensation that such officers receive as officers of WES GP. The following discussion relates to the compensation of the executive officers of WES GP as it relates to their services performed on behalf of WES.

Overview

WES does not directly employ any of the persons responsible for managing its business, and WES does not have a compensation committee of the board of directors. WES GP manages WES’s operations and activities, and its board of directors and officers make compensation decisions on WES’s behalf.

The compensation (other than the long-term incentive plan benefits described below) of Anadarko’s employees that perform services on WES’s behalf, including WES’s executive officers, is approved by Anadarko’s management. Awards under the Western Gas Partners, LP 2008 Long-Term Incentive Plan (the “LTIP”) are recommended by Anadarko’s management and approved by the board of directors of WES GP. WES’s reimbursement to Anadarko for the compensation of executive officers is governed by, and subject to the limitations contained in, the WES omnibus agreement and is based on Anadarko’s methodology used for allocating general and administrative expenses to WES. Under the WES omnibus agreement, general and administrative expenses allocated to WES are determined by Anadarko in its reasonable discretion in accordance with WES’s partnership agreement and the WES omnibus agreement.

WES’s “named executive officers” for 2011 were Donald R. Sinclair (the principal executive officer), Benjamin M. Fink (the principal financial officer and principal accounting officer), Danny J. Rea (the principal operating officer) and Amanda M. McMillian (the vice president, general counsel and corporate secretary through August 6, 2012). Compensation paid or awarded by WES in 2011 with respect to the named executive officers reflects only the portion of compensation expense that is allocated to WES pursuant to Anadarko’s allocation methodology and subject to the terms of the WES omnibus agreement. Anadarko has the ultimate decision-making authority with respect to the total compensation of the named executive officers and, subject to the terms of the WES omnibus agreement, the portion of such compensation that is allocated to WES pursuant to Anadarko’s allocation methodology. Generally, once Anadarko has established the aggregate amount to be paid or awarded to the named executive officers with respect to each element of compensation for services rendered to both WES GP and Anadarko, such aggregate amount is multiplied by an allocation percentage for each named executive officer. Each allocation percentage is established based on a periodic, good-faith estimate made by each named executive officer and is reviewed by the chairman of WES GP’s board of directors. The resulting amount represents both the amount reimbursed to Anadarko by WES pursuant to the terms of the WES omnibus agreement and the number reflected in the Summary Compensation Table below. Notwithstanding the foregoing, perquisites are not currently allocated to WES, and bonus amounts under the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table are capped consistent with the methodology set forth in the services and secondment agreement for all employees whose compensation is allocated to WES.

The following table presents the estimated percentage of time (“time allocation”) that WES GP’s named executive officers devoted to WES during the year ended December 31, 2011 (the percentage representing the time devoted to the business of WES relative to time devoted to the businesses of WES and Anadarko in the aggregate):

Officers of WES GP	Time Allocated	Anadarko Corporate Officer
Donald R. Sinclair	75.0%	Yes
Benjamin M. Fink	90.0%	No
Danny J. Rea	40.0%	Yes
Amanda M. McMillian (through August 6, 2012)	50.0%	No

The following discussion relating to compensation paid by Anadarko is based on information provided to us by Anadarko and does not purport to be a complete discussion and analysis of Anadarko’s executive compensation philosophy and practices. For a more complete analysis of the compensation programs and philosophies utilized at Anadarko, please read “Compensation Discussion and Analysis” contained within Anadarko’s proxy statement, filed with the SEC on March 23, 2012. With the exception of the grants under the LTIP and awards made under the Incentive Plan, the elements of compensation discussed below (and Anadarko’s decisions with respect to the levels of such compensation) are not subject to approvals by the board of directors of WES GP, including the audit or special committee thereof.

Elements of Compensation

The primary elements of Anadarko’s compensation program are a combination of annual cash and long-term equity-based compensation. For 2011, the principal elements of compensation for WES’s named executive officers are as follows:

•	base salary;

•	annual cash incentives;

•	equity-based compensation, which includes equity-based compensation under Anadarko’s 2008 Omnibus Incentive Compensation Plan (the “Omnibus Plan”), the LTIP and/or the Incentive Plan; and

•	Anadarko’s other benefits, including welfare and retirement benefits, severance benefits and change of control benefits, plus other benefits on the same basis as other eligible Anadarko employees.

Base salary. Anadarko’s management establishes base salaries to provide a fixed level of income for WES’s named executive officers for their level of responsibility (which may or may not be related to WES’s business), their relative expertise and experience, and in some cases their potential for advancement. As discussed above, a portion of the base salaries of WES’s named executive officers is allocated to WES based on Anadarko’s methodology used for allocating general and administrative expenses.

Annual cash incentives (bonuses). Anadarko’s management made annual cash awards to WES’s named executive officers in 2012 for their performance during the year ended December 31, 2011, under the 2011 Anadarko annual incentive program (“AIP”), which is part of the Omnibus Plan. Annual cash incentive awards are used by Anadarko to motivate and reward its executives and employees for the achievement of Anadarko objectives aligned with value creation and/or to recognize individual contributions to Anadarko’s performance. The AIP puts a portion of an executive’s compensation at risk by linking potential annual compensation to Anadarko’s achievement of specific performance metrics during the year related to operational, financial and safety measures internal to Anadarko. The AIP bonuses paid to WES’s named executive officers were determined by Anadarko management after taking into account each such employee’s contribution toward achievement of Anadarko’s established performance metrics.

The portion of any annual cash awards allocable to WES is based on Anadarko’s methodology used for allocating general and administrative expenses, subject to the limitations established in the WES omnibus agreement. Anadarko’s general policy is to pay these awards during the first quarter of each calendar year for the prior year’s performance.

Long-term incentive awards under the Omnibus Plan. Anadarko periodically makes equity-based awards under the Omnibus Plan to align the interests of its executive officers and employees with those of Anadarko stockholders by emphasizing the long-term growth in Anadarko’s value. For 2011, the annual equity awards generally consisted of a combination of (1) stock options, (2) time-based restricted stock units or shares of restricted stock and (3) performance units. This award structure is intended to provide a combination of equity-based vehicles that is performance-based in absolute and relative terms, while also encouraging retention. The costs allocated to WES for the named executive officers’ compensation includes an allocation of expense associated with a portion of these awards in accordance with the allocation mechanisms in the WES omnibus agreement.

The Incentive Plan. WES GP has adopted the Amended and Restated Western Gas Holdings, LLC Equity Incentive Plan for the executive officers of WES GP. The awards of unit appreciation rights, unit value rights and distribution equivalent rights made under this plan were designed to provide incentive compensation to encourage superior performance. For a description of this plan, please read “—Amended and Restated Western Gas Holdings, LLC Equity Incentive Plan” below.

Other benefits. In addition to the compensation discussed above, Anadarko also provides other benefits to the named executive officers who are also Anadarko corporate officers, including the following:

•

retirement benefits to match competitive practices in Anadarko’s industry, including participation in Anadarko’s employee savings plan, savings restoration plan, retirement plan and retirement restoration plan;

•	severance benefits under the Anadarko Officer Severance Plan;

•	certain change of control benefits under key employee change of control contracts;

•	director and officer indemnification agreements;

•

a limited number of perquisites, including financial counseling, tax preparation and estate planning, an executive physical program, management life insurance, and personal excess liability insurance; and

•

benefits, including medical, dental, vision, flexible spending accounts, paid time off, life insurance and disability coverage, which are also provided to all other eligible U.S.-based Anadarko employees.

For a more detailed summary of Anadarko’s executive compensation program and the benefits provided thereunder, please read “Compensation Discussion and Analysis” contained within Anadarko’s proxy statement, filed with the SEC on March 23, 2012.

Role of Executive Officers in Executive Compensation

Anadarko’s management determines the compensation for each of WES’s named executive officers. The board of directors of WES GP determines compensation for the independent, non-management directors of WES GP’s board of directors, as well as any grants made under the LTIP and the Incentive Plan. None of WES’s named executive officers provides compensation recommendations to the Anadarko compensation committee or Anadarko’s management team regarding compensation.

Compensation Mix

WES believes that the mix of base salary, cash awards, awards under the Omnibus Plan, the LTIP and the Incentive Plan, and other compensation fit Anadarko’s and WES’s overall compensation objectives. WES believes this mix of compensation provides competitive compensation opportunities to align and drive employee performance in support of its business strategies, as well as Anadarko’s, and to attract, motivate and retain high-quality talent with the skills and competencies required by WES and Anadarko.

Western Gas Partners, LP 2008 Long-Term Incentive Plan

General. In April 2008, WES GP adopted the Western Gas Partners, LP 2008 Long-Term Incentive Plan for employees and directors of WES GP and its affiliates, including Anadarko, who perform services for WES. The summary of the LTIP contained herein does not purport to be complete and is qualified in its entirety by reference to the LTIP, the terms of which have been previously filed by WES with the SEC. The LTIP provides for the grant of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards. Subject to adjustment for certain events, an aggregate of 2,250,000 common units may be delivered pursuant to awards under the LTIP. Units that are cancelled, forfeited or are withheld to satisfy WES GP’s tax withholding obligations or payment of an award’s exercise price are available for delivery pursuant to other awards. The LTIP is administered by WES GP’s board of directors. The LTIP has been designed to promote the interests of WES and its unitholders by strengthening its ability to attract, retain and motivate qualified individuals to serve as directors and employees.

Unit awards. WES GP’s board of directors may grant unit awards to eligible individuals under the LTIP. A unit award is an award of common units that are fully vested upon grant and are not subject to forfeiture.

Restricted units and phantom units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is no longer subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of WES GP’s board of directors, cash equal to the fair market value of a common unit. WES GP’s board of directors may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the board may determine are appropriate, including the period over which restricted or phantom units will vest. The board may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria. In addition, the restricted and phantom units will vest automatically upon a change of control of WES GP (as defined in the LTIP) or as otherwise described in the award agreement. WES GP’s board of directors approved phantom unit grants to each of Messrs. Carroll, Chase, Crane and Tudor in connection with their service on the board. The phantom units granted to each of these directors in 2011 had a grant-date value of approximately $70,000. These phantom units vest on the first anniversary of the date of grant and have tandem distribution equivalent rights. Also, Mr. Sinclair received a phantom unit grant in November 2011 with an allocated grant-date value of $356,265. Mr. Sinclair’s phantom units vest in one-third increments over a three-year period commencing on the first anniversary of the grant date.

If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s restricted and phantom units will be automatically forfeited unless and to the extent that the award agreement or the board provides otherwise.

Distributions made by WES with respect to awards of restricted units may, in the board’s discretion, be subject to the same vesting requirements as the restricted units. The board, in its discretion, may also grant tandem distribution equivalent rights with respect to phantom units.

Unit options and unit appreciation rights. The LTIP also permits the grant of options covering common units and unit appreciation rights. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units as determined by the WES GP board. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the WES GP board may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price greater than or equal to the fair market value of a common unit on the date of grant. No unit options or unit appreciation rights were granted during 2011.

Distribution equivalent rights. Distribution equivalent rights are rights to receive all or a portion of the distributions otherwise payable on units during a specified time. Distribution equivalent rights may be granted alone or in combination with another award.

Source of common units. Common units to be delivered with respect to awards may be newly issued units, common units acquired by WES GP in the open market, common units already owned by WES GP or WES, common units acquired by WES GP directly from WES, or any other person or any combination of the foregoing. WES GP is entitled to reimbursement by WES for the cost incurred in acquiring such common units. With respect to unit options, WES GP is entitled to reimbursement from WES for the difference between the cost it incurs in acquiring these common units and the proceeds it receives from an optionee at the time of exercise. Thus, WES bears the cost of the unit options. If WES issues new common units with respect to these awards, the total number of common units outstanding will increase, and WES GP will remit the proceeds it receives from a participant, if any, upon exercise of an award to WES. With respect to any awards settled in cash, WES GP is entitled to reimbursement by WES for the amount of the cash settlement.

Amendment or termination of long-term incentive plan. WES GP’s board of directors, in its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP will automatically terminate on the earlier of the 10th anniversary of the date it was initially adopted by WES GP or when common units are no longer available for delivery pursuant to awards under the LTIP. WES GP’s board of directors will also have the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided, however, that no change in any outstanding award may be made that would materially impair the rights of the participant without the consent of the affected participant, and/or result in taxation to the participant under Section 409A of the Internal Revenue Code of 1986, as amended, unless otherwise determined by WES GP’s board of directors.

Amended and Restated Western Gas Holdings, LLC Equity Incentive Plan

General. WES GP adopted the Amended and Restated Western Gas Holdings, LLC Equity Incentive Plan (the “Incentive Plan”) to provide incentive compensation to key executives of WES GP to encourage the superior performance of WES and WES GP. The summary of the Incentive Plan and related award grants contained herein does not purport to be complete and is qualified in its entirety by reference to the Incentive Plan, the terms of which have been previously filed by WES with the SEC. The Incentive Plan provides for the grant of unit appreciation rights, unit value rights and distribution equivalent rights and is administered by WES GP’s board of directors. The costs of these awards are allocated within and subject to the reimbursement provisions of the WES omnibus agreement.

We anticipate that this offering will result in the vesting of all unvested awards under the Incentive Plan, that all awards under the Incentive Plan will be settled in cash in connection with this offering and that the Incentive Plan will be terminated immediately upon such settlement. Amounts that become payable under the Incentive Plan in connection with this offering will be contributed to WES GP by Anadarko pursuant to a contribution agreement to be entered into between us, WES GP and Anadarko. Please read “Certain Relationships and Related Party Transactions—Agreements Entered Into or to be Entered Into in Connection with this Offering—Contribution Agreement—Incentive Plan.”

In connection with this offering, we anticipate that WES GP, Anadarko and the participants in the Incentive Plan will enter into a Memorandum of Understanding (the “MOU”). Among other things, the MOU will confirm the intent and the understanding of WES GP and the participants that this offering will result in the vesting of all unvested awards under the Incentive Plan and that the value of the WES common units held by us prior to this offering will not be considered in the valuation of the awards under the Incentive Plan.

The following table summarizes information regarding the unit value rights (“UVRs”), unit appreciation rights (“UARs”) and dividend equivalent rights (“DERs”) issued under the Incentive Plan for the year ended December 31, 2011:

	UVRs	UARs	DERs
Outstanding at beginning of year	42,035	75,369	75,369
Granted	—	—	—
Vested and settled (1)	(27,344)	—	—
Forfeited	—	—	—

Outstanding at end of year	14,691	75,369	75,369

Weighted average intrinsic per-unit value at December 31, 2011	$65.24	$579.54	—	(2)

(1)	UARs and DERs remain outstanding upon vesting until they are settled in cash, are forfeited or expire. As of December 31, 2011, 14,691 of the outstanding UARs were unvested.
(2)	As of December 31, 2011, the DERs had no attributed value as WES GP had not previously declared or paid distributions.

Unit appreciation rights. A unit appreciation right is the economic equivalent of a stock appreciation right so it does not include a participant’s pro rata share of the value of WES GP as of the grant date. WES GP’s board of directors has the authority to determine the executives to whom unit appreciation rights may be granted, the number of unit appreciation rights to be granted to each participant, the period over and the conditions, if any, under which the unit appreciation rights may become vested or forfeited, and such other terms and conditions as the board may establish with respect to such awards.

Vesting of unit appreciation rights. The initial grants of unit appreciation rights under the Incentive Plan provided for vesting (x) in one-third increments over a three-year period commencing on the first anniversary of the grant date (or in the case of the initial 2009 grant to WES’s current CEO, Mr. Sinclair, in two equal installments on the second and fourth anniversaries of the grant date) or (y) immediately upon the occurrence of any of the following events, if they occur earlier: (1) a change of control of WES GP or Anadarko; (2) the closing of an initial public offering of WES GP; (3) termination of employment with WES GP and its affiliates (including Anadarko) due to involuntary termination (with or without cause); (4) death; (5) disability as defined under Section 409A of the Internal Revenue Code of 1986, as amended; or (6) an unforeseeable emergency as defined in the Incentive Plan.

Payment of unit appreciation rights. Upon the exercise of their unit appreciation rights, the participants will receive a lump-sum cash payment (less any applicable withholding taxes) for each unit appreciation right exercised. Pursuant to the applicable award agreements, the value of the unit appreciation rights will be equal to the excess of (1) an amount calculated by dividing the “determined value” by 1,000,000, over (2) the applicable unit appreciation right exercise price. Pursuant to the MOU, the “determined value” for purposes of calculating the value of the unit appreciation rights will be equal to our aggregate equity value based on the initial public offering price of our common units in this offering, except that our aggregate equity value will be reduced by the market value of the WES common units owned by us prior to this offering (based on the closing price of a WES common unit on the day of the pricing of this offering).

Donald R. Sinclair, our Chief Executive Officer, holds 11,356 vested unit appreciation rights and 10,679 unit appreciation rights that will vest in connection with this offering, and we estimate that he will receive a cash payment in the amount of approximately $59.0 million upon the exercise of those rights. Benjamin M. Fink, our Chief Financial Officer, holds 10,000 vested unit appreciation rights, and we estimate that he will receive a cash payment in the amount of approximately $26.9 million upon exercise of those rights. Danny J. Rea, our Chief Operating Officer, holds 10,000 vested unit appreciation rights, and we estimate that he will receive a cash payment in the amount of approximately $26.9 million upon exercise of those rights. Amanda M. McMillian, our former General Counsel, holds 5,000 vested unit appreciation rights, and we estimate that she will receive a cash payment in the amount of approximately $13.5 million upon exercise of those rights. Each such payment will be made net of applicable withholding taxes. As discussed above, such cash payments will be settled with amounts contributed to WES GP by Anadarko pursuant to a contribution agreement to be entered into between us, WES GP and Anadarko.

Unit value rights. A unit value right imparts to a participant his or her pro rata share of the value of WES GP at the time of grant. WES GP’s board of directors has the authority to determine the executives to whom unit value rights may be granted, the number of unit value rights to be granted to each participant, the period over and the conditions, if any, under which the unit value rights may become vested or forfeited, and such other terms and conditions as the board may establish with respect to such awards.

Vesting of unit value rights. The initial grants of unit value rights provided for vesting on the same terms as those provided for the unit appreciation rights (described above). All unit value rights, other than certain of Mr. Sinclair’s unit value rights, have vested and been settled. Mr. Sinclair’s unvested unit value rights will vest in connection with this offering and we therefore estimate that he will receive a lump sum cash payment in the amount of $792 thousand (less any applicable withholding taxes).

Distribution equivalent rights. Grants of unit appreciation rights and unit value rights included an equal number of distribution equivalent rights, which entitle the holder to receive with respect to each unit appreciation right and unit value right awarded an amount in cash or incentive units equal in value to the distributions made by WES GP to its members during the period an award is outstanding.

Vesting of distribution equivalent rights. WES GP’s board of directors has the authority to determine the restrictions and vesting provisions for any distribution equivalent rights. The initial grants of distribution equivalent rights provided for vesting immediately upon the occurrence of any of the following events: (1) a change of control of WES GP or Anadarko; (2) the closing of an initial public offering of WES GP; (3) termination of employment with WES GP and its affiliates (including Anadarko) due to involuntary termination (with or without cause); (4) death; (5) disability as defined under Section 409A of the Internal Revenue Code of 1986, as amended; (6) the date three days in advance of the 10th anniversary of the grant date; or (7) an unforeseeable emergency as defined in the Incentive Plan.

Payment of distribution equivalent rights. Each outstanding distribution equivalent right is currently unvested but will vest in connection with this offering, and the value of each distribution equivalent right will be equal to (i) the total aggregate amount of any distributions paid by WES GP to its members through the day of the pricing of this offering (net of any cash contributions received by WES GP from its members in connection with this offering) divided by (ii) 1,000,000.

Mr. Sinclair holds 22,035 distribution equivalent rights that will vest in connection with this offering, and we estimate that he will receive a cash payment in the amount of $263 thousand upon such vesting. Mr. Fink holds 10,000 distribution equivalent rights that will vest in connection with this offering, and we estimate that he will receive a cash payment in the amount of $119 thousand upon such vesting. Mr. Rea holds 10,000 distribution equivalent rights that will vest in connection with this offering, and we estimate that he will receive a cash payment in the amount of $119 thousand upon such vesting. Ms. McMillian holds 5,000 distribution equivalent rights that will vest in connection with this offering, and we estimate that she will receive a cash payment in the amount of $60 thousand upon such vesting. Each such payment will be made net of applicable withholding taxes.

Clawback policies. In the event that we or WES GP are required to file a material accounting restatement due to the material noncompliance of us or WES GP, as a result of the misconduct of a participant in the Incentive Plan, we may require that participant to repay any or all of the amounts that were paid to that participant under the Incentive Plan.

Western Gas Equity Partners, LP Long-Term Incentive Plan

We will adopt the Western Gas Equity Partners, LP 2012 Long-Term Incentive Plan (the “WGP LTIP”) for the employees, directors and consultants of our general partner and its affiliates who perform services for us. The WGP LTIP will consist of all or any of the following components: restricted units, phantom units, unit options, unit appreciation rights, other unit-based awards, cash awards, unit awards, substitute awards and distribution equivalent rights. The WGP LTIP will limit the number of units that may be delivered pursuant to awards to 3,000,000 units. Units withheld to satisfy exercise prices or tax withholding obligations are available for delivery pursuant to other awards. The WGP LTIP will be administered by the board of directors of our general partner.

The board of directors of our general partner may terminate or amend the WGP LTIP at any time with respect to any units for which a grant has not yet been made. The board of directors of our general partner also has the right to alter or amend the WGP LTIP or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as may be required by the exchange upon which the common units are listed at that time, if any. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. The WGP LTIP will expire upon the earlier of the 10th anniversary of its adoption by our general partner, its termination by the board of directors or when no units remain available under the plan for awards. Awards then outstanding will continue pursuant to the terms of their grants.

Restricted Units. A restricted unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability, and any other restrictions imposed by the plan administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the plan administrator. The plan administrator shall provide, in the restricted unit agreement, whether the restricted unit will be forfeited upon certain terminations of employment and whether the restricted unit will receive distribution equivalent rights.

Phantom Units. Phantom units are rights to receive common units, cash, or a combination of both at the end of a specified period. The plan administrator may subject phantom units to restrictions (which may include a risk of forfeiture) to be specified in the phantom unit agreement that may lapse at such times determined by the plan administrator. Phantom units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the phantom unit, or any combination thereof determined by the plan administrator. Except as otherwise provided by the plan administrator in the phantom unit agreement or otherwise, phantom units subject to forfeiture restrictions may be forfeited upon termination of a participant’s service prior to the end of the specified period. Cash dividend equivalents may be paid during or after the vesting period with respect to a phantom unit, as determined by the plan administrator.

Options. We may grant unit options to eligible persons. Option awards are options to acquire common units at a specified price. The exercise price of each option granted under the WGP LTIP will be stated in the option agreement and may vary; provided, however, that, the exercise price for an option must not be less than 100% of the fair market value per common unit as of the date of grant of the option unless that option is intended to otherwise comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). Options may be exercised in the manner and at such times as the plan administrator determines for each option, unless that option is determined to be subject to Section 409A of the Code, where the option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The plan administrator will determine the methods and form of payment for the exercise price of an option and the methods and forms in which common units will be delivered to a participant.

Unit Appreciation Right (“UAR”). A UAR is the right to receive, in cash or in common units, as determined by the plan administrator, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the UAR. The plan administrator will be able to make grants of UARs and will determine the time or times at which a UAR may be exercised in whole or in part. The exercise price of each UAR granted under the WGP LTIP will be stated in the UAR agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the UAR unless that UAR Award is intended to otherwise comply with the requirements of Section 409A of the Code.

Unit Awards. The plan administrator will be authorized to grant common units that are not subject to restrictions. The plan administrator may grant unit awards to any eligible person in such amounts as the plan administrator, in its sole discretion, may select.

Substitute Awards. The WGP LTIP will permit the grant of awards in substitution for similar awards held by individuals who become employees or directors as a result of a merger, consolidation or acquisition by us, an affiliate of another entity or the assets of another entity. Such substitute awards that are options or UARs may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with Section 409A of the Code and its regulations, and other applicable laws and exchange rules.

Other Unit-Based Awards. The WGP LTIP will permit the grant of other unit-based awards, which are awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, the unit-based award may be paid in common units, cash or a combination thereof, as provided in the award agreement.

Cash Awards. The WGP LTIP will permit the grant of awards denominated in and settled in cash. Cash awards may be based, in whole or in part, on the value or performance of a common unit.

Distribution Equivalent Rights (“DERs”). The plan administrator will be able to grant DERs in tandem with awards under the WGP LTIP (other than an award of restricted units or unit awards), or they may be granted alone. DERs entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the DER is outstanding. Payment of a DER issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the plan administrator.

Performance Awards. The plan administrator may condition the right to exercise or receive an award under the WGP LTIP, or may increase or decrease the amount payable with respect to an award, based on the attainment of one or more performance conditions deemed appropriate by the plan administrator.

Miscellaneous

Tax Withholding. At our discretion, subject to conditions that the plan administrator may impose, a participant’s minimum statutory tax withholding with respect to an award may be satisfied by withholding from any payment related to an award or by the withholding of common units issuable pursuant to the award based on the fair market value of the common units.

Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) if adjustments to awards with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the plan administrator will adjust the number and type of units with respect to which future awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to awards were discretionary, the plan administrator shall have complete discretion to adjust awards in the manner it deems appropriate. In the event the plan administrator makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the WGP LTIP and the kind of units or other securities available for grant under the WGP LTIP. Furthermore, in the case of a “change of control” (as defined in the WGP LTIP), a subdivision or consolidation of the common units (by reclassification, split or reverse split or otherwise), or a recapitalization, reclassification or other change in our capital structure, or any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then the plan administrator may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award, (iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the plan administrator deems appropriate to reflect the change of control.

Executive Compensation

WES does not directly employ any of the persons responsible for managing or operating its business and has no compensation committee. Instead, WES is managed by WES GP, the executive officers of which are employees of Anadarko. WES’s reimbursement for the compensation of executive officers is governed by the WES omnibus agreement and the services and secondment agreement previously filed with the SEC by WES.

Summary Compensation Table

The following table summarizes the compensation amounts expensed by WES for its named executive officers for the fiscal years ended December 31, 2011, 2010 and 2009. Except as specifically noted, the amounts included in the table below reflect the expense allocated to WES by Anadarko pursuant to the WES omnibus agreement. For a discussion of the allocation percentages in effect for 2011, please read “—Executive Compensation Discussion and Analysis—Overview” above.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)

Donald R. Sinclair (6)	2011	246,779	—	534,435	181,899	177,681	106,296	1,247,090
President	2010	227,163	—	492,248	122,400	163,558	86,640	1,092,009
and Chief Executive Officer	2009	56,250	—	750,000	—	60,750	24,750	891,750

Benjamin M. Fink (7)	2011	253,506	—	160,420	45,860	136,893	109,220	705,899
Senior Vice President,	2010	225,728	—	84,129	78,330	121,893	85,870	595,950
Chief Financial Officer and Treasurer	2009	120,762	—	421,120	50,132	72,363	49,069	713,446

Danny J. Rea	2011	115,154	—	191,658	130,336	82,911	49,603	569,662
Senior Vice President	2010	109,400	—	205,506	94,603	78,768	41,732	530,009
and Chief Operating Officer	2009	110,416	—	191,170	82,511	78,970	38,681	501,748

Amanda M. McMillian	2011	103,171	—	60,765	17,374	43,332	44,439	269,081
Vice President, General Counsel	2010	104,798	—	27,222	25,361	44,015	39,953	241,349
and Corporate Secretary	2009	98,960	—	27,531	29,961	35,673	35,105	227,230

(1)	The amounts in this column reflect the base salary compensation allocated to WES by Anadarko for the fiscal years ended December 31, 2011, 2010 and 2009.

(2)	The amounts in this column reflect the expected allocation to WES of the grant date fair value, computed in accordance with generally accepted accounting principles, for non-option stock awards granted pursuant to the Incentive Plan, the LTIP and the Omnibus Plan. The awards granted by WES GP in prior years were valued by multiplying the number of units awarded by the current per-unit valuation on the date of grant, assuming no forfeitures. The value per unit was based on the estimated fair value of WES GP using a hybrid discounted cash flow and multiples valuation methodology. For awards of phantom units granted under the LTIP, the grant date value is determined by multiplying the number of phantom units awarded by the per-unit closing price of WES’s common units on the date of grant. For a discussion of valuation assumptions for the awards under the Omnibus Plan, see Note 14. Share-Based Compensation of the Notes to Consolidated Financial Statements included under Item 8 of Anadarko’s Form 10-K for the year ended December 31, 2011. For information regarding the non-option stock awards granted to WES’s named executive officers in 2011, please read the Grants of Plan-Based Awards Table.
(3)	The amounts in this column reflect the expected allocation to WES of the grant date fair value, computed in accordance with generally accepted accounting principles, for option awards granted pursuant to the Incentive Plan and the Omnibus Plan. See note (2) above for valuation assumptions. For information regarding the option awards granted to WES’s named executive officers in 2011, please read the Grants of Plan-Based Awards Table.
(4)	The amounts in this column reflect the compensation under the Anadarko annual incentive program allocated to WES for the fiscal years ended December 31, 2011, 2010 and 2009. The 2011 amounts represent payments which were earned in 2011 and paid in early 2012, the 2010 amounts represent payments which were earned in 2010 and paid in early 2011 and the 2009 amounts represent the payments which were earned in 2009 and paid in early 2010.
(5)	The amounts in this column reflect the compensation expenses related to Anadarko’s retirement and savings plans that were allocated to WES for the fiscal years ended December 31, 2011, 2010 and 2009. The 2011 allocated expenses are detailed in the table below:

Name	Retirement Plan Expense	Savings Plan Expense
Donald R. Sinclair	$85,184	$21,112
Benjamin M. Fink	$87,536	$21,684
Danny J. Rea	$39,752	$9,851
Amanda M. McMillian	$35,613	$8,826

(6)	Mr. Sinclair was appointed President of WES GP on October 1, 2009, and Chief Executive Officer on January 11, 2010.
(7)	Mr. Fink was appointed Senior Vice President, Chief Financial Officer of WES GP on May 21, 2009, and also Treasurer effective November 17, 2010.

Grants of Plan-Based Awards in 2011

The following table sets forth information concerning annual incentive awards, stock options, unit appreciation rights, unit value rights, restricted stock shares, restricted stock units and performance units granted during 2011 to each of the named executive officers. Except for amounts in the column entitled Exercise or Base Price of Option Awards, the dollar amounts and number of securities included in the table below reflect an allocation based upon the time allocation methodology previously discussed in “—Executive Compensation

Discussion and Analysis—Overview”, but also take into account any known future changes in the applicable officer’s allocation of time to WES’s business.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (5)
Name and Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)

Donald R. Sinclair
—	—	148,067	177,681
11/16/2011								6,344	78.95	181,899
11/16/2011							2,257			178,170
11/16/2011							9,896			356,265

Benjamin M. Fink
—	—	114,078	136,893
3/4/2011								1,571	81.02	45,860
3/4/2011							1,980			160,420

Danny J. Rea
—	—	69,092	82,911
11/8/2011								4,287	83.95	130,336
11/8/2011							1,334			112,023
11/8/2011				217	805	1,610				79,635

Amanda M. McMillian
—	—	36,110	43,332
3/4/2011								595	81.02	17,374
3/4/2011							750			60,765

(1)	Reflects the estimated 2011 cash payouts allocable to WES under Anadarko’s annual incentive program. If threshold levels of performance are not met, then the payout can be zero. The maximum value reflects the maximum amount allocable to WES consistent with the methodologies set forth in the services and secondment agreement. The expense allocated to WES for the actual bonus payouts under the annual incentive program for 2011 is reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. For additional discussion of Anadarko’s annual incentive program please read “Compensation Discussion and Analysis—Analysis of 2011 Compensation Actions—Performance-Based Annual Cash Incentives (Bonuses)” contained within Anadarko’s proxy statement, filed with the SEC on March 23, 2012.
(2)	Reflects the estimated future payout allocable to WES under Anadarko’s performance units awarded in 2011. Certain executives may earn from 0% to 200% of the targeted award based on Anadarko’s relative total shareholder return performance over a specified performance period. Fifty percent of this award is tied to a two-year performance period and the remaining fifty percent is tied to a three-year performance period. If earned, the awards are to be paid in cash. The threshold value represents the minimum payment (other than zero) that may be earned. For additional discussion of Anadarko’s performance unit awards please read section “Compensation Discussion and Analysis—Analysis of 2011 Compensation Actions—Equity Compensation” contained within Anadarko’s proxy statement, filed with the SEC on March 23, 2012.
(3)	Reflects the allocable number of phantom units, restricted stock shares and restricted stock units awarded in 2011 under the LTIP and the Incentive Plan. These awards vest equally over three years, beginning with the first anniversary of the grant date. Named executive officers receive distribution equivalent rights on the phantom units, dividends on the restricted stock shares and dividend equivalents on the restricted stock units.
(4)	Reflects the allocable number of Anadarko stock options each named executive officer was awarded in 2011. These awards vest equally over three years, beginning with the first anniversary of the date of grant. The stock options have a term of seven years.
(5)	The amounts included in the Grant Date Fair Value of Stock and Option Awards column represent the expected allocation to WES of the grant date fair value of the awards made to named executive officers in 2011 computed in accordance with GAAP. The value ultimately realized by the executive upon the actual vesting of the award(s) or the exercise of the stock option(s) may or may not be equal to the determined value. The awards granted by WES GP in prior years were valued by multiplying the number of units awarded by the current per-unit valuation on the date of grant, assuming no forfeitures. The value per unit was based on the estimated fair value of the general partner using a hybrid discounted cash flow and multiples valuation methodology. For awards of phantom units granted under the LTIP, the grant date value is determined by multiplying the number of phantom units awarded by the per-unit closing price of WES common units on the date of grant. For a discussion of valuation assumptions for the awards under the Omnibus Plan, see Note 14. Share-Based Compensation of the Notes to Consolidated Financial Statements under Item 8 of Anadarko’s Form 10-K for the year ended December 31, 2011.

Outstanding Equity Awards at Fiscal Year-End 2011

The following table reflects outstanding equity awards as of December 31, 2011, for each of the named executives, including Anadarko, WES GP, and WES awards. The market values shown are based on Anadarko’s closing stock price on December 31, 2011, of $76.33, unless otherwise noted. Except for amounts in the column entitled Option Exercise Price, the dollar amounts and number of securities included in the table below reflect an allocation based upon each named executive officer’s allocation of time to WES’s business on December 31, 2011.

						Stock Awards
	Option Awards (1)					Restricted Stock Shares/Units and Unit Value Rights (2)			Equity incentive Plan Awards Performance Units (3)
	Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Name	Exercisable (#)	Unexercisable (#)

Donald R. Sinclair	1,822	3,643	62.09	11/17/2017		7,500	375,000	(5)
	—	6,344	78.95	11/16/2018		1,018	218,870	(6)
	7,500	7,500	50.00	10/1/2019	(4)	1,762	134,493
	509	1,018	215.00	11/17/2020	(4)	2,257	172,277
						9,896	408,408	(7)

Benjamin M. Fink	1,598	—	65.99	3/13/2015		600	45,798
	3,333	1,667	33.07	3/6/2016		792	60,453
	944	1,886	72.11	3/5/2017		1,980	151,133
	—	1,571	81.02	3/4/2018		3,001	150,050	(5)
	5,999	3,001	50.00	5/21/2019	(4)

Danny J. Rea	2,000	—	43.56	11/15/2012		467	35,646		1,456	111,136
	2,300	—	48.90	12/1/2013		1,179	89,993		1,288	98,313
	4,240	—	59.87	11/6/2014		1,334	101,824		1,844	140,753
	7,640	—	35.18	11/4/2015					805	61,446
	2,053	1,027	65.44	11/10/2016
	1,393	2,786	63.34	11/9/2017
	4,000	—	50.00	4/2/2018	(4)
	—	4,287	83.95	11/8/2018

Amanda M. McMillian	1,544	772	33.07	3/6/2016		278	21,220
	300	600	72.11	3/5/2017		252	19,235
	—	595	81.02	3/4/2018		750	57,248
	2,500	—	50.00	4/2/2018	(4)

(1)	The table below shows the vesting dates for the respective unexercisable stock options and unit appreciation rights listed in the above Outstanding Equity Awards Table:

Vesting Date	Donald R. Sinclair	Benjamin M. Fink	Danny J. Rea	Amanda M. McMillian
03/04/2012	—	524	—	199
03/05/2012	—	943	—	300
03/06/2012	—	1,667	—	772
05/21/2012	—	3,001	—	—
11/08/2012	—	—	1,429	—
11/09/2012	—	—	1,393	—
11/10/2012	—	—	1,027	—
11/16/2012	2,115	—	—	—
11/17/2012	2,330	—	—	—
03/04/2013	—	523	—	198
03/05/2013	—	943	—	300
10/01/2013	7,500	—	—	—
11/08/2013	—	—	1,429	—
11/09/2013	—	—	1,393	—
11/16/2013	2,114	—	—	—
11/17/2013	2,331	—	—	—
03/04/2014	—	524	—	198
11/08/2014	—	—	1,429	—
11/16/2014	2,115	—	—	—

(2)	The table below shows the vesting dates for the respective phantom units, restricted stock shares, restricted stock units and unit value rights listed in the above Outstanding Equity Awards Table:

Vesting Date	Donald R. Sinclair	Benjamin M. Fink	Danny J. Rea	Amanda M. McMillian
03/04/2012	—	660	—	250
03/05/2012	—	396	—	126
03/06/2012	—	600	—	278
05/21/2012	—	3,001	—	—
11/08/2012	—	—	445	—
11/09/2012	—	—	589	—
11/10/2012	—	—	467	—
11/16/2012	4,051	—	—	—
11/17/2012	1,390	—	—	—
03/04/2013	—	660	—	250
03/05/2013	—	396	—	126
10/01/2013	7,500	—	—	—
11/08/2013	—	—	445	—
11/09/2013	—	—	590	—
11/16/2013	4,051	—	—	—
11/17/2013	1,390	—	—	—
03/04/2014	—	660	—	250
11/08/2014	—	—	444	—
11/16/2014	4,051	—	—	—

(3)

The table below shows the performance periods for the respective performance units listed in the above Outstanding Equity Awards Table. The number of outstanding units disclosed are calculated based on WES’s performance to date for each award. The estimated payout percentages reflect relative performance ranking as of December 31, 2011, and are not necessarily indicative of what the payout percentage earned will be at the end of the performance period. For awards that were granted in 2011 with performance periods beginning in 2012, target payout has been assumed.

Performance Period	Performance to Date Payout %	Danny J. Rea Performance Units
1/1/2009 to 12/31/2011	182%	1,456
1/1/2010 to 12/31/2011	92%	644
1/1/2010 to 12/31/2012	92%	644
1/1/2011 to 12/31/2012	146%	922
1/1/2011 to 12/31/2013	146%	922
1/1/2012 to 12/31/2013	100%	402
1/1/2012 to 12/31/2014	100%	403

(4)	These awards represent grants of unit appreciation rights under the Incentive Plan. The intrinsic per-unit value as of December 31, 2011 was $634.00 less the applicable exercise price.
(5)	These awards represent grants of unit value rights under the Incentive Plan. The market value for these awards on December 31, 2011 is based on the maximum per-unit value specified under the applicable award agreements of $50.00.
(6)	This award represents a grant of unit value rights under the Incentive Plan. The market value for this award on December 31, 2011 is based on the maximum per-unit value specified under the applicable award agreement of $215.00.
(7)	This award represents a grant of phantom units under the LTIP. The market value for this award is the closing common unit price for WES on December 31, 2011 of $41.27.

Option Exercises and Stock Vested in 2011

The following table reflects Anadarko option awards and WES GP unit appreciation rights exercised in 2011 and Anadarko stock awards and WES GP, unit value rights that vested in 2011. The dollar amounts and number of securities included in the table below reflect an allocation based upon the time allocation previously discussed in “—Overview” above.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($) (1)
Donald R. Sinclair	—	—	8,890	551,690
Benjamin M. Fink	—	—	4,955	304,746
Danny J. Rea	—	—	6,514	471,311
Amanda M. McMillian	—	—	2,058	137,764

(1)	The value realized reflects the taxable value to the named executive officer as of the date of the option or unit appreciation right exercise or of the vesting of restricted stock or unit value right. For options and restricted stock, the actual value ultimately realized by the named executive officer may be more or less than the value realized calculated in the above table depending on the timing in which the named executive officer held or sold the stock associated with the exercise or vesting occurrence.
(2)	Shares acquired on vesting include restricted stock shares or units, performance units, or unit value rights whose restrictions lapsed during 2011.

Pension Benefits for 2011

Anadarko maintains both funded, tax-qualified defined benefit pension plans and unfunded nonqualified pension benefit plans. The nonqualified pension benefit plans are designed to provide for supplementary pension benefits due to limitations imposed by the Internal Revenue Code that restrict the amount of benefits payable under tax-qualified plans. WES’s named executive officers are eligible to participate in these plans. Under the WES omnibus agreement, a portion of the annual expense related to these plans is allocated to WES by Anadarko. The allocated expense for each named executive officer is included in the All Other Compensation column of the Summary Compensation Table. WES has not included a pension benefits table because the pension benefits accrued through December 31, 2011 may be tied significantly to years of service with Anadarko prior to the time such employee began providing services to WES and are not reflective of the expenses allocated to WES. For additional discussion on Anadarko’s pension benefits, please read “Compensation Discussion and Analysis—Indirect Compensation Elements—Retirement Benefits” contained within Anadarko’s proxy statement, filed with the SEC on March 23, 2012.

Nonqualified Deferred Compensation for 2011

Anadarko maintains a deferred compensation plan and a savings restoration plan for certain employees, including WES’s named executive officers. The deferred compensation plan allows certain employees to voluntarily defer receipt of up to 75% of their salary and/or up to 100% of their annual incentive bonus payments. The savings restoration plan accrues a benefit substantially equal to the amount that, in the absence of certain Internal Revenue Code limitations, would have been allocated to their account as matching contributions under Anadarko’s 401(k) Plan. Pursuant to the terms of the WES omnibus agreement, a portion of the expense related to these plans is allocated to WES by Anadarko. The allocated expense for each named executive officer is included in the All Other Compensation column of the Summary Compensation Table. WES has not included a nonqualified deferred compensation table because the value of an employee’s balance may be tied significantly to contributions made prior to the time such employee began providing services to WES and is not reflective of the expenses allocated to WES. For additional discussion on Anadarko’s pension benefits please read “Compensation Discussion and Analysis—Indirect Compensation Elements—Retirement Benefits” contained within Anadarko’s proxy statement, filed with the SEC on March 23, 2012.

Potential Payments Upon Termination or Change of Control

In the event of termination of employment with WES GP by reason of: (A) a Change of Control of either WES GP or Anadarko; (B) the closing of an initial public offering of WES GP; (C) the involuntary termination of employment with WES GP or its affiliates (with or without cause); (D) death; (E) disability, as defined under Section 409A of the Internal Revenue Code of 1986, as amended; or (F) an unforeseeable emergency, and assuming that the employee remains employed by Anadarko, the only payments triggered are the accelerated vesting of unvested awards under both the Incentive Plan and the LTIP.

A Change of Control of WES GP is defined as any one of the following occurrences: (a) any “person” or “group” within the meaning of those terms as used in Sections 13(d) and 14(d)(2) of the Exchange Act, other than an affiliate of WES GP, shall become the beneficial owner, by way of merger, consolidation, recapitalization, reorganization or otherwise, of 50% or more of the combined voting power of the equity interests in WES GP; (b) the members of WES GP approve, in one or a series of transactions, a plan of complete liquidation of WES GP; or (c) the sale or other disposition by WES GP of all or substantially all of its assets in one or more transactions to any person other than an affiliate of WES GP. For the definition of a Change of Control of Anadarko, please read “Potential Payments Upon Termination or Change of Control” contained within Anadarko’s proxy statement, filed with the SEC on March 23, 2012.

The award values under these plans as of December 31, 2011 are set forth in the table immediately below, and reflect an allocation of value based upon each named executive officer’s allocation of time to WES’s business on December 31, 2011.

Name	Accelerated LTIP and Incentive Plan Awards (1)
Donald R. Sinclair (2)	$5,808,672
Benjamin M. Fink	$1,902,380
Danny J. Rea	$—
Amanda M. McMillian	$—

(1)	Unit value rights are valued based on the maximum value specified under the award agreement. Unit appreciation rights are valued based on the December 31, 2011 intrinsic per-unit value of $634.00 less the applicable exercise price. WES GP phantom units are valued based on the closing common unit price for WES on December 31, 2011, of $41.27.
(2)	For awards of phantom units granted under the LTIP, the grant date value is determined by multiplying the number of phantom units awarded by the per-unit closing price of WES common units on the date of grant.

WES has not entered into any employment agreements with its named executive officers, nor does it manage any severance plans. However, WES’s named executive officers are eligible for certain benefits provided by Anadarko. Currently, WES is not allocated any expense for these agreements or plans, but for disclosure purposes WES presents allocated expenses of the potential payments provided by Anadarko in the event of termination or change of control of Anadarko. Values reflect each named executive officer’s allocation of time to WES’s business on December 31, 2011, and exclude those benefits generally provided to all salaried employees. For additional discussion related to these termination scenarios, please read “Compensation Discussion and Analysis—Indirect Compensation Elements—Severance Benefits” contained within Anadarko’s proxy statement, filed with the SEC on March 23, 2012.

The following tables reflect the expenses that may be allocated to WES by Anadarko as of December 31, 2011, in connection with potential payments to WES’s named executive officers under existing contracts, agreements, plans or arrangements, whether written or unwritten, with Anadarko, for various scenarios involving a change of control of Anadarko or termination of employment from Anadarko for each named executive officer, assuming a December 31, 2011, termination date, and, where applicable, using the closing price of Anadarko’s common stock of $76.33 (as reported on the NYSE as of December 31, 2011). For general definitions that apply to the termination of employment from Anadarko scenarios detailed below, please read “Potential Payments Upon Termination or Change of Control” contained within Anadarko’s proxy statement, filed with the SEC on March 23, 2012. Actual amounts will be determinable only upon the termination or Change in Control event. As of December 31, 2011, none of our executive officers were eligible for retirement; accordingly, no table is included for this event.

Involuntary For Cause or Voluntary Termination

	Mr. Sinclair	Mr. Fink	Mr. Rea	Ms. McMillian
Cash Severance	$—	$—	$—	$—

Total (1)	$—	$—	$—	$—

(1)	In the event Messrs. Sinclair and Fink are involuntarily terminated with cause, the vesting of their unvested unit value rights and unit appreciation rights granted under the Incentive Plan would also be accelerated. For Messrs. Sinclair and Fink, the accelerated value of these awards would be $5,400,254 and $1,902,380, respectively. Unit appreciation rights are valued based on the December 31, 2011, intrinsic per-unit value of $634.00, less the applicable exercise price. The unit value rights are valued based on the maximum value specified under the award agreement.

Involuntary Not For Cause Termination

	Mr. Sinclair	Mr. Fink	Mr. Rea	Ms. McMillian
Cash Severance (1)	$702,000	$—	$322,400	$—
Pro-rata Bonus for 2011 (2)	$177,681	$—	$82,911	$—
Accelerated Anadarko Equity Compensation (3)	$358,605	$337,474	$501,643	$133,533
Accelerated WES Equity Compensation (4)	$5,400,254	$1,902,380	$—	$—
Health and Welfare Benefits (5)	$42,871	$—	$20,432	$—

Total	$6,681,411	$2,239,854	$927,386	$133,533

(1)	Messrs. Sinclair’s and Rea’s values assume two times base salary plus one times target bonus multiplied by their allocation percentages in effect as of December 31, 2011. No values have been disclosed for the other named executive officers as they receive the same benefits as generally provided to all salaried employees.
(2)	Payment, if provided, will be paid at the end of the performance period based on actual performance. The values for Messrs. Sinclair and Rea reflect the allocated portion of their actual bonuses awarded under Anadarko’s annual incentive program for 2011. For additional discussion of this program please read “Compensation Discussion and Analysis—Analysis of 2011 Compensation Actions—Performance-Based Annual Cash Incentives (Bonuses)” contained within Anadarko’s proxy statement, filed with the SEC on March 23, 2012. No values have been disclosed for the other named executive officers as they receive the same benefits as generally provided to all salaried employees.
(3)	Reflects the in-the-money value of unvested stock options, the estimated current value of unvested performance units and the value of unvested restricted stock shares and restricted stock units, under Anadarko equity plans, all as of December 31, 2011. In the event of an involuntary termination, unvested performance units would be paid after the end of the applicable performance periods based on actual performance. All values reflect each named executive officer’s allocation percentage in effect as of December 31, 2011.
(4)	Reflects the in-the-money value of unvested unit appreciation rights and the value of unvested unit value rights granted under the Incentive Plan. Unit appreciation rights are valued based on the December 31, 2011, intrinsic per-unit value of $634.00, less the applicable exercise price. Unit value rights are valued based on the maximum value specified under the award agreement. All values reflect each named executive officer’s allocation percentage in effect as of December 31, 2011.
(5)	Messrs. Sinclair’s and Rea’s values represent 24 months of health and welfare benefit coverage. These amounts are present values determined in accordance with GAAP. These values reflect their allocation percentage in effect as of December 31, 2011. No values have been disclosed for the other named executive officers as they receive the same benefits as generally provided to all salaried employees.

Change of Control: Involuntary Termination or Voluntary For Good Reason

	Mr. Sinclair	Mr. Fink	Mr. Rea	Ms. McMillian
Cash Severance (1)	$1,361,550	$—	$684,400	$—
Pro-rata Bonus for 2011 (2)	$177,681	$—	$82,911	$—
Accelerated Anadarko Equity Compensation (3)	$358,605	$337,474	$459,427	$133,533
Accelerated WES Equity Compensation (4)	$5,808,672	$1,902,380	$—	$—
Supplemental Pension Benefits (5)	$—	$—	$—	$—
Nonqualified Deferred Compensation (6)	$84,510	$—	$40,320	$—
Health and Welfare Benefits (7)	$66,472	$—	$32,554	$—

Total	$7,857,490	$2,239,854	$1,299,612	$133,533

(1)

Messrs. Sinclair’s and Rea’s values assume 2.9 times the sum of base salary plus the highest bonus paid in the past three years and reflect their allocation percentages in effect as of December 31, 2011, per the terms of their key employee change of control agreements with Anadarko. No values have been disclosed for the other named executive officers as they receive the same benefits as generally provided to all salaried employees.
(2)	Messrs. Sinclair’s and Rea’s values assume the full-year equivalent of their highest annual bonus allocated to WES over the past three years. No values have been disclosed for the other named executive officers as they receive the same benefits as generally provided to all salaried employees.
(3)	Reflects the in-the-money value of unvested stock options, the target value of unvested performance units, and the value of unvested restricted stock shares and restricted stock units, granted under Anadarko equity plans, all as of December 31, 2011. All values reflect each named executive officer’s allocation percentage in effect as of December 31, 2011.
(4)	Reflects the in-the-money value of unvested unit appreciation rights and the value of unvested unit value rights, granted under the Incentive Plan. Unit appreciation rights are valued based on the December 31, 2011, intrinsic per-unit value of $634.00, less the applicable exercise price. Unit value rights are valued based on the maximum value specified under the award agreement. WES phantom units are valued based on the closing common unit price for WES on December 31, 2011, of $41.27. All values reflect each named executive officer’s allocation percentage in effect as of December 31, 2011.
(5)	Under the terms of their change of control agreements, Messrs. Sinclair and Rea would receive a special retirement benefit enhancement that is equivalent to the additional supplemental pension benefits that would have accrued under Anadarko’s retirement plan assuming they were eligible for subsidized early retirement benefits and include additional special pension credits. The value of this benefit has not been included in the above table because it may be tied significantly to years of service with Anadarko prior to the time such employee began providing service to WES. If Anadarko were to allocate this expense to WES, assuming their allocation percentages in effect as of December 31, 2011, the expense would be as follows: Mr. Sinclair—$134,210 and Mr. Rea—$470,115.
(6)	Messrs. Sinclair’s and Rea’s values reflect an additional three years of employer contributions into the savings restoration plan at their current contribution rate to the Plan and are based on their allocation percentages in effect as of December 31, 2011, per the terms of their key employee change of control agreements with Anadarko. No values have been disclosed for the other named executive officers as they are not eligible for this additional benefit.
(7)	Messrs. Sinclair’s and Rea’s values represent 36 months of health and welfare benefit coverage. All amounts are present values determined in accordance with GAAP and reflect their allocation percentages in effect as of December 31, 2011. No values have been disclosed for the other named executive officers as they receive the same benefits as generally provided to all salaried employees.

Disability

	Mr. Sinclair	Mr. Fink	Mr. Rea	Ms. McMillian
Cash Severance	$—	$—	$—	$—
Pro-rata Bonus for 2011 (1)	$—	$—	$—	$—
Accelerated Anadarko Equity Compensation (2)	$358,605	$337,474	$459,427	$133,533
Accelerated WES Equity Compensation (3)	$5,400,254	$1,902,380	$—	$—
Health and Welfare Benefits (4)	$160,178	$180,203	$75,832	$38,948

Total	$5,919,037	$2,420,057	$535,259	$172,481

(1)	There are no special arrangements related to the payment of a pro-rata bonus in the event of disability. Payments are paid pursuant to the standards established under Anadarko’s annual incentive program for all salaried employees.
(2)	Reflects the in-the-money value of unvested stock options, the target value of unvested performance units, and the value of unvested restricted stock shares and restricted stock units granted under Anadarko equity plans, all as of December 31, 2011. All values reflect each named executive officer’s allocation percentage in effect as of December 31, 2011.

(3)	Reflects the in-the-money value of unvested unit appreciation rights and the value of unvested unit value rights granted under the Incentive Plan. Unit appreciation rights are valued based on the December 31, 2011 intrinsic per-unit value of $634.00, less the applicable exercise price. Unit value rights are valued based on the maximum value specified under the award agreement. All values reflect each named executive officer’s allocation percentage in effect as of December 31, 2011.
(4)	Values reflect the continuation of additional death benefit coverage provided to certain employees of Anadarko until age 65. All amounts are present values determined in accordance with GAAP and reflect each named executive officer’s allocation percentage in effect as of December 31, 2011.

Death

	Mr. Sinclair	Mr. Fink	Mr. Rea	Ms. McMillian
Cash Severance	$—	$—	$—	$—
Pro-rata Bonus for 2011 (1)	$—	$—	$—	$—
Accelerated Anadarko Equity Compensation (2)	$358,605	$337,474	$459,427	$133,533
Accelerated WES Equity Compensation (3)	$5,400,254	$1,902,380	$—	$—
Life Insurance Proceeds (4)	$849,725	$802,310	$390,244	$346,939

Total	$6,608,584	$3,042,164	$849,671	$480,472

(1)	There are no special arrangements related to the payment of a pro-rata bonus in the event of death. Payments are paid pursuant to the standards established under Anadarko’s annual incentive program for all salaried employees.
(2)	Reflects the in-the-money value of unvested stock options, the target value of unvested performance units, and the value of unvested restricted stock shares and restricted stock units granted under Anadarko equity plans, all as of December 31, 2011. All values reflect each named executive officer’s allocation percentage in effect as of December 31, 2011.
(3)	Reflects the in-the-money value of unvested unit appreciation rights and the value of unvested unit value rights granted under the Incentive Plan. Unit appreciation rights are valued based on the December 31, 2011, intrinsic per-unit value of $634.00, less the applicable exercise price. Unit value rights are valued based on the maximum value specified under the award agreement. All values reflect each named executive officer’s allocation percentage in effect as of December 31, 2011.
(4)	Values include amounts payable under additional death benefits provided to certain employees of Anadarko. These liabilities are not insured, but are self-funded by Anadarko. Proceeds are not exempt from federal taxes. Values shown include an additional tax gross-up amount to equate benefits with nontaxable life insurance proceeds. Values are based on each named executive officer’s allocation percentage in effect as of December 31, 2011, and exclude death benefit proceeds from programs available to all employees.

Compensation of WES GP Directors

Officers or employees of Anadarko who also serve as directors of WES GP do not receive additional compensation for their service as a director of WES GP. Non-employee directors of WES GP receive compensation for their board service and for attending meetings of the board of directors of WES GP and committees of the board pursuant to the director compensation plan approved by WES GP’s board of directors. Such compensation consists of the following:

•	an annual retainer of $60,000 for each board member;

•	an annual retainer of $2,000 for each member of the audit committee ($20,000 for the committee chair);

•	an annual retainer of $2,000 for each member of the special committee ($20,000 for the committee chair);

•	a fee of $2,000 for each board meeting attended;

•	a fee of $2,000 for each committee meeting attended; and

•

annual grants of phantom units with a value of approximately $70,000 on the date of grant, all of which vest 100% on the first anniversary of the date of grant (with vesting to be accelerated upon a change of control of WES GP or Anadarko). The non-employee directors received such a grant of phantom units on May 24, 2011.

In addition, each non-employee director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees and for costs associated with participation in continuing director education programs. Each director is fully indemnified by WES, pursuant to individual indemnification agreements and WES’s partnership agreement, for actions associated with being a director to the fullest extent permitted under Delaware law.

The following table sets forth information concerning total director compensation earned during the 2011 fiscal year by each non-employee director:

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Milton Carroll	$103,000	$70,014	$—	$—	$—	$173,014
Anthony R. Chase	93,000	70,014	—	—	—	163,014
James R. Crane	87,000	70,014	—	—	—	157,014
David J. Tudor	113,000	70,014	—	—	—	183,014

(1)	The amounts included in the Stock Awards column represent the grant date fair value of non-option awards made to directors in 2011, computed in accordance with GAAP. For a discussion of valuation assumptions, see Note 5. Transactions with Affiliates in the Notes to Consolidated Financial Statements under Item 8 of Anadarko’s Form 10-K for the year ended December 31, 2011. As of December 31, 2011, each of the non-employee directors had 1,993 outstanding phantom units.

The following table contains the grant date fair value of phantom unit awards made to each non-employee director during 2011:

Name	Grant Date	Phantom Units (#)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Milton Carroll	May 24	1,993	70,014
Anthony R. Chase	May 24	1,993	70,014
James R. Crane	May 24	1,993	70,014
David J. Tudor	May 24	1,993	70,014

(1)	The amounts included in the Grant Date Fair Value of Stock and Option Awards column represent the grant date fair value of the awards made to non-employee directors in 2011 computed in accordance with GAAP. The value ultimately realized by a director upon the actual vesting of the award(s) may or may not be equal to the determined value.

Compensation Committee Interlocks and Insider Participation

As previously discussed, neither WES GP’s nor our board of directors is required to maintain, and neither does maintain, a compensation committee. Messrs. Gwin, Meloy, Sinclair, Reeves and Walker, who are directors of WES GP and our general partner, are also executive or corporate officers of Anadarko. However, all compensation decisions with respect to each of these persons are made by Anadarko and none of these individuals receives any compensation directly from WES or WES GP for their service as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the common units of each of Western Gas Equity Partners, LP and Western Gas Partners, LP that, upon the consummation of this offering and assuming that the underwriters do not exercise their over-allotment option to purchase 2,577,150 additional common units, will be owned by:

•	each person or group of persons known to us to be a beneficial owner of 5% or more of the then outstanding units;

•	each member of, and nominee to, the board of directors of our general partner;

•	each named executive officer of our general partner; and

•	all directors and executive officers of our general partner as a group.

	Beneficially Owned After Offering
	Western Gas Equity Partners, LP(6)		Western Gas Partners, LP
Name and address of beneficial owner (1)(2)	Common Units	Percentage of Common Units	Common Units	Percentage of Common Units
Anadarko Petroleum Corporation (2)(3)	197,351,671	92.0%	48,148,701	46.5%
Western Gas Resources, Inc. (2)(3)	197,351,671	92.0%	48,148,701	46.5%
WGP (2)(3)	—	—	48,148,701	46.5%
Robert G. Gwin	—	—	10,000	*
Donald R. Sinclair	—	—	117,772	*
Benjamin M. Fink	—	—	1,887	*
Danny J. Rea (5)	—	—	16,613	*
Philip H. Peacock	—	—	—	—
Charles A. Meloy	—	—	3,000	*
Robert K. Reeves	—	—	9,000	*
David J. Tudor	—	—	9,572	*
R. A. Walker	—	—	6,900	*
Amanda M. McMillian (4)	—	—	1,470	*
Directors and executive officers as a group (9 persons)	—	—	174,744	*

*	Less than 1%
(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 1201 Lake Robbins Drive, The Woodlands, Texas 77380.
(2)	In the event that the underwriters were to exercise their over-allotment option, we would use the additional net proceeds to acquire additional WES common units. In addition, as described in “Prospectus Summary—Our Structure,” we would issue additional WGP common units to Anadarko.
(3)	Anadarko is the ultimate parent company of Western Gas Resources, Inc. and our general partner. Anadarko may, therefore, be deemed to beneficially own limited partner interests in us held by Western Gas Resources, Inc. and the WES common units held by us. Western Gas Resources, Inc. owns a 100% interest in our general partner and a 92.0% limited partner interest in us and may, therefore, be deemed to own the WES units held by us.
(4)	Ms. McMillian resigned from her position with WES GP effective August 6, 2012 but remains employed by Anadarko.
(5)	Units held in margin account.
(6)	Does not include units that may be purchased pursuant to the Directed Unit Program.

Anadarko Petroleum Corporation

The following table sets forth, as of September 10, 2012, the number of shares of common stock of Anadarko owned by each of the named executive officers and directors of our general partner and all directors and executive officers of our general partner as a group.

Name and Address of Beneficial Owner (1)	Shares of Common Stock Owned Directly or Indirectly (2)	Shares Underlying Options Exercisable Within 60 Days (2)	Total Shares of Common Stock Beneficially Owned (2) (3) (4)	Percentage of Total Shares of Common Stock Beneficially Owned (2) (3) (4)
Robert G. Gwin	30,785	376,670	407,455	*
Donald R. Sinclair	2,754	7,678	10,432	*
Benjamin M. Fink	12,209	10,009	22,218	*
Danny J. Rea (6)	9,505	53,688	63,193	*
Philip H. Peacock	2,170	—	2,170	*
Charles A. Meloy	66,817	143,853	210,670	*
Robert K. Reeves	106,946	336,132	443,078	*
David J. Tudor	—	—	—	*
R. A. Walker	107,944	563,819	671,763	*
Amanda M. McMillian (5)	5,652	6,227	11,879	*
Directors and executive officers as a group (9 persons)	339,130	1,491,849	1,830,979	*

*	Less than 1%
(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 1201 Lake Robbins Drive, The Woodlands, Texas 77380.
(2)	As of September 10, 2012, there were 505,980,961 shares of Anadarko Petroleum Corporation common stock issued and outstanding.
(3)	Does not include unvested restricted stock units of Anadarko Petroleum Corporation held by the following directors and executive officers of our general partner in the amounts indicated: Robert G. Gwin—38,684; Donald R. Sinclair—5,358; Danny J. Rea—7,450; Charles A. Meloy—65,023; Robert K. Reeves—43,575; R. A. Walker—79,236; and a total of 239,326 unvested restricted stock units are held by the directors and executive officers of our general partner as a group. Restricted stock units typically vest equally over three years beginning on the first anniversary of the date of grant, and upon vesting are payable in Anadarko common stock, subject to applicable tax withholding. Holders of restricted stock units receive dividend equivalents on the units, but do not have voting rights. Generally, a holder will forfeit any unvested restricted units if he or she terminates voluntarily or is terminated for cause prior to the vesting date. Holders of restricted stock units have the ability to defer such awards.
(4)	Includes unvested shares of restricted common stock of Anadarko Petroleum Corporation held by the following directors and executive officers of our general partner in the amounts indicated: Benjamin M. Fink—5,420; Amanda M. McMillian—2,948; Philip H. Peacock—2,170; and a total of 10,538 unvested shares of restricted common stock are held by the directors and executive officers of our general partner as a group. Restricted stock awards typically vest equally over three years beginning on the first anniversary of the date of grant. Holders of restricted stock receive dividends on the shares and also have voting rights. Generally, a holder of restricted stock will forfeit any unvested restricted shares if he or she terminates voluntarily or is terminated for cause prior to the vesting date.
(5)	Ms. McMillian resigned from her position with WES GP effective August 6, 2012 but remains employed by Anadarko.
(6)	Includes 5,984 shares held in a margin account.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship with WES and WES GP

We own and control WES GP, the general partner of WES. WES is a growth-oriented Delaware limited partnership organized by Anadarko Petroleum Corporation (NYSE: APC) to own, operate, acquire and develop midstream energy assets. Our only cash-generating assets consist of our partnership interests in WES, which upon the completion of this offering will consist of the following:

•	2,112,512 WES general partner units, representing a 2.0% general partner interest in WES;

•

all of the incentive distribution rights in WES, which entitle us to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and

•	48,148,701 WES common units, representing a 45.6% limited partner interest in WES.

We were formed in September 2012 upon the conversion of our predecessor, WGR Holdings, LLC, into a Delaware limited partnership. As of September 30, 2012, we owned 40,573,239 WES common units and, indirectly through our 100% membership interest in WES GP, 1,957,845 WES general partner units and all of the incentive distribution rights.

We control, manage and operate WES through our ownership of WES GP. The officers of our general partner are also officers of WES GP and our general partner’s employees operate WES’s business. Five of our directors are affiliated with Anadarko and are also directors of WES GP. Our remaining director will be independent as defined by the NYSE. We also appoint the directors of WES GP.

Indemnification of Directors and Officers

Under our partnership agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events, any of our or our affiliates’ directors or officers, or any person who is or was serving at our general partner’s request as a director, officer, member, employee, partner, manager, fiduciary or trustee of any other person.

Any indemnification under our partnership agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against us and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

In connection with the closing of this offering, our general partner will enter into indemnification agreements with each of its officers and directors (each, an “Indemnitee”). Each indemnification agreement will provide that our general partner will indemnify and hold harmless each Indemnitee against all expense, liability and loss (including attorney’s fees, judgments, fines or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by the Indemnitee in connection with serving in their capacity as officers and directors of our general partner (or of any subsidiary of our general partner) or in any capacity at the request of our general partner or its board of directors to the fullest extent permitted by applicable law, including Section 18-108 of the Delaware Limited Liability Company Act in effect on the date of the agreement or as such laws may be amended to provide more advantageous rights to the Indemnitee. The indemnification agreements will also provide that our general partner must advance payment of certain expenses to the Indemnitee, including fees of counsel, in advance of final disposition of any proceeding subject to receipt of an undertaking from the Indemnitee to return such advance if it is ultimately determined that the Indemnitee is not entitled to indemnification.

Agreements Entered Into or to be Entered Into in Connection with this Offering

Omnibus Agreement

In connection with the closing of this offering, we will enter into an omnibus agreement with our general partner and Anadarko that addresses the following matters:

•

Our obligation to reimburse Anadarko for expenses incurred or payments made on our behalf in conjunction with Anadarko’s provision of general and administrative services to us, including our public company expenses and general and administrative expenses;

•

Our obligation to pay Anadarko in quarterly installments an administrative services fee of $250,000 per year (subject to an annual increase by the percentage increase in the Consumer Price Index – All Urban Consumers, U.S. City Average, Not Seasonally Adjusted, if any); and

•	Our obligation to reimburse Anadarko for all insurance coverage expenses it incurs or payments it makes with respect to our assets.

Tax Sharing Agreement

In connection with the closing of this offering, we will enter into a tax sharing agreement pursuant to which we will reimburse Anadarko for our estimated share of taxes from all forms of taxation, excluding taxes imposed by the United States, borne by Anadarko on our behalf as a result of our results being included in a combined or consolidated tax return filed by Anadarko with respect to periods including and subsequent to the closing date of this offering. Anadarko may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe no tax. Nevertheless, we will be required to reimburse Anadarko for the estimated share of taxes that we would have owed had the attributes not been available or used for our benefit, regardless of whether Anadarko pays taxes for the period.

Working Capital Facility

On November 1, 2012, we entered into a $30.0 million working capital facility with Anadarko as the lender. The facility is available exclusively to fund our working capital borrowings. Borrowings under the facility will mature on November 1, 2017 and will bear interest at LIBOR plus 1.50%. We believe that we will have adequate financing over the next twelve months to meet currently anticipated expenditures, and we currently have no plans to use the working credit facility or any other financing sources during that period.

Unit Purchase Agreement

Prior to the closing of this offering, we, WES GP and WES will enter into a Unit Purchase Agreement outlining the terms under which we will purchase WES common units and WES GP will purchase WES general partner units with the net proceeds of this offering. We anticipate that the WES common units and general partner units will be purchased at a discount to the then-current trading price of WES common units.

Contribution Agreement—Incentive Plan

In connection with this offering and the termination of the Incentive Plan, we, WES GP and Anadarko will enter into a contribution agreement pursuant to which Anadarko will agree to contribute cash to WES GP in an amount equal to the aggregate amount to be paid to the participants in the Incentive Plan.

Memorandum of Understanding—Incentive Plan

In connection with this offering, WES GP, Anadarko and the participants in the Incentive Plan will enter into a Memorandum of Understanding (the “MOU”). Among other things, the MOU will confirm the intent and the understanding of WES GP and the participants that this offering will result in the vesting of all unvested awards under the Incentive Plan and that the value of the WES common units held by us prior to this offering will not be considered in the valuation of the awards under the Incentive Plan. In addition, pursuant to the MOU, each participant will agree to exercise his or her awards in connection with this offering.

Related Party Transactions of Western Gas Partners, LP

We, WES and other parties entered into various agreements with Anadarko in connection with and subsequent to WES’s initial public offering in May 2008. These agreements address the acquisition of assets and the assumption of liabilities by WES and its subsidiaries as well as financing and commercial arrangements. These agreements were not the result of arm’s-length negotiations and, as such, they or underlying transactions may not be based on terms as favorable as those that could have been obtained from unaffiliated third parties.

The WES RCF, the WES Notes and the Indemnification Agreement

Pursuant to the terms of the WES RCF and the indentures governing the WES Notes, the obligations of WES under such debt agreements are recourse to WES GP. In turn, a wholly owned subsidiary of Anadarko agreed to indemnify WES GP against claims, damages, loses, liabilities, costs or expenses which WES GP may incur by reason of, or arising out of, any proceeding against WES or WES GP under the WES RCF and the WES Notes to the extent not satisfied by the assets of WES.

WES Omnibus Agreement

In connection with WES’s initial public offering, WES and WES GP entered into the WES omnibus agreement with Anadarko that addresses the following matters:

•	Anadarko’s obligation to indemnify WES for certain liabilities and WES’s obligation to indemnify Anadarko for certain liabilities;

•

WES’s obligation to reimburse Anadarko for expenses incurred or payments made on WES’s behalf in conjunction with Anadarko’s provision of general and administrative services to WES, including salary and benefits of Anadarko personnel, WES’s public company expenses, general and administrative expenses and salaries and benefits of the executive management of WES GP who are employees of Anadarko (see “—Administrative services and reimbursement” below for details regarding certain agreements for amounts reimbursed in 2011); and

•	WES’s obligation to reimburse Anadarko for all insurance coverage expenses it incurs or payments it makes with respect to WES’s assets.

The table below reflects the categories of expenses for which WES was obligated to reimburse Anadarko pursuant to the WES omnibus agreement for the year ended December 31, 2011:

Year Ended December 31, 2011
(in thousands)
Reimbursement of general and administrative expenses	$11,754
Reimbursement of public company expenses	$7,735
Reimbursement of direct expenses related to acquisitions	$—
Reimbursement of commitment fees	$—

Any or all of the provisions of the WES omnibus agreement are terminable by Anadarko at its option if WES GP is removed as the general partner of WES without cause and WES units held by us are not voted in favor of that removal. The WES omnibus agreement will also generally terminate in the event of a change of control of WES or WES GP.

Administrative services and reimbursement. Under the WES omnibus agreement, WES reimburses Anadarko for the payment of certain operating expenses and for the provision of various general and administrative services for WES’s benefit with respect to its initial assets and for subsequent acquisitions. The WES omnibus agreement further provides that WES reimburses Anadarko for all expenses it incurs or payments it makes with respect to WES’s assets.

Pursuant to these arrangements, Anadarko performs centralized corporate functions for WES, such as legal; accounting; treasury; cash management; investor relations; insurance administration and claims processing; risk management; health, safety and environmental; information technology; human resources; credit; payroll; internal audit; tax; and marketing and midstream administration. WES reimburses Anadarko for expenses it incurs or payments it makes on WES’s behalf, including salaries and benefits of Anadarko personnel, WES’s public company expenses, WES’s general and administrative expenses and salaries and benefits of the executive management of WES GP who are also employees of Anadarko.

Under the WES omnibus agreement, WES’s reimbursement to Anadarko for certain general and administrative expenses it allocates to WES was initially capped at $6.0 million annually. This cap was subsequently modified due to the acquisition of additional assets and was $6.9 million for 2009 and $9.0 million for the year ending December 31, 2010. For the year ending December 31, 2011, and thereafter, Anadarko, in accordance with WES’s partnership agreement and the WES omnibus agreement, has determined and will continue to determine in its reasonable discretion amounts to be allocated to WES for services provided under the WES omnibus agreement, and such allocations will not be subject to an annual cap.

Indemnification with respect to WES’s initial assets. Under the WES omnibus agreement, Anadarko agreed to indemnify WES against certain environmental, title and operational matters associated with WES’s initial assets. WES has claimed no indemnities under the WES omnibus agreement prior to the date hereof. Other than with respect to certain tax liabilities attributable to assets or liabilities retained by Anadarko, the indemnification obligations under the WES omnibus agreement have expired.

Indemnification Agreements with Directors and Officers

WES GP has entered into indemnification agreements with each of its officers and directors (each, an “Indemnitee”). Each indemnification agreement provides that WES GP will indemnify and hold harmless each Indemnitee against all expense, liability and loss (including attorney’s fees, judgments, fines or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by the Indemnitee in connection with serving in their capacity as officers and directors of WES GP (or of any subsidiary of our general partner) or in any capacity at the request of WES GP or its board of directors to the fullest extent permitted by applicable law, including Section 18-108 of the Delaware Limited Liability Company Act in effect on the date of the agreement or as such laws may be amended to provide more advantageous rights to the Indemnitee. The indemnification agreements also provide that WES GP must advance payment of certain expenses to the Indemnitee, including fees of counsel, in advance of final disposition of any proceeding subject to receipt of an undertaking from the Indemnitee to return such advance if it is ultimately determined that the Indemnitee is not entitled to indemnification.

Through the date hereof, there have been no payments or claims to Anadarko related to indemnifications and no payments or claims have been received from Anadarko related to indemnifications.

Services and Secondment Agreement

In connection with WES’s initial public offering, Anadarko and WES GP entered into a services and secondment agreement, pursuant to which specified employees of Anadarko are seconded to WES GP to provide operating, routine maintenance and other services with respect to assets WES owns and operates under the direction, supervision and control of WES GP. Pursuant to the services and secondment agreement, WES GP reimburses Anadarko for services provided by the seconded employees. The initial term of the services and secondment agreement extends through May 2018 and the term will automatically extend for additional twelve-month periods unless either party provides 180 days written notice of termination before the applicable twelve-month period expires.

Tax Sharing Agreement

In connection with WES’s initial public offering, WES entered into a tax sharing agreement pursuant to which WES reimburses Anadarko for WES’s estimated share of taxes from all forms of taxation, excluding taxes imposed by the United States, borne by Anadarko on WES’s behalf as a result of WES’s results being included in a combined or consolidated tax return filed by Anadarko with respect to periods including and subsequent to WES’s acquisition of its initial assets. Anadarko may use its tax attributes to cause its combined or consolidated group, of which WES may be a member for this purpose, to owe no tax. Nevertheless, WES is required to reimburse Anadarko for the estimated share of taxes that WES would have owed had the attributes not been available or used for our benefit, regardless of whether Anadarko pays taxes for the period.

Related-Party Acquisition Agreements

Since its initial public offering, WES entered into eight separate transactions to acquire assets from Anadarko. For a discussion of the consideration paid in such acquisitions, please read “Business—Western Gas Partners, LP—Overview—WES’s Primary Growth Drivers.” Pursuant to the acquisition agreements entered into in connection with such acquisitions, Anadarko has agreed to indemnify WES and its affiliates (other than any of the entities controlled by Anadarko), shareholders, unitholders, members, directors, officers, employees, agents and representatives against certain losses resulting from any breach of Anadarko’s representations, warranties, covenants or agreements, and for certain other matters. WES has agreed to indemnify Anadarko and its affiliates (other than WES and its security holders, officers, directors and employees) and their respective security holders, officers, directors and employees against certain losses resulting from any breach of WES’s representations, warranties, covenants or agreements made in such agreements.

The board of directors of WES GP approved the acquisition of the Powder River assets, the Chipeta assets, the Granger assets, the Wattenberg assets, the Bison assets, MGR and AWC, based in part on the recommendations in favor of the acquisitions from, and the granting of special approval under WES’s partnership agreement by, the board’s special committee. The special committee, a committee of independent members of WES GP’s board of directors, retained independent legal and financial advisors to assist it in evaluating and negotiating the acquisitions. In recommending the approval of the acquisitions, the special committee based its decision, in part, on the independent financial advisors’ written opinions representing that the consideration to be paid by us to Anadarko was fair.

Chipeta LLC Agreement

In connection with WES’s acquisition of its initial 51% membership interest in Chipeta, WES became party to Chipeta’s limited liability company agreement, as amended and restated, as of July 23, 2009 (the “Chipeta LLC agreement”), together with Anadarko and a third-party member. Among other things, the Chipeta LLC agreement provides the following:

•	Chipeta’s members will be required from time to time to make capital contributions to Chipeta to the extent approved by the members in connection with Chipeta’s annual budget;

•	Chipeta will distribute available cash, as defined in the Chipeta LLC agreement, if any, to its members quarterly in accordance with those members’ membership interests; and

•	Chipeta’s membership interests are subject to significant restrictions on transfer.

Upon acquisition of its initial 51% membership interest in Chipeta, WES became the managing member of Chipeta. As managing member, WES manages the day-to-day operations of Chipeta and receives a management fee from the other members, which is intended to compensate the managing member for the performance of its duties. WES may be removed as the managing member only if it is grossly negligent or fraudulent, breaches its primary duties or fails to respond in a commercially reasonable manner to written business proposals from the other members, and such behavior, breach or failure has a material adverse effect to Chipeta. Effective August 1, 2012, WES acquired Anadarko’s remaining 24% membership interest in Chipeta, receiving distributions related to the additional interest beginning July 1, 2012, and Anadarko ceased to be a party to the Chipeta LLC agreement.

Note Receivable from Anadarko

Concurrent with the closing of WES’s May 2008 initial public offering, WES loaned $260.0 million to Anadarko in exchange for a 30-year note bearing interest at a fixed annual rate of 6.50%, payable quarterly.

Note Payable to Anadarko

In December 2008, WES entered into a five-year $175.0 million term loan agreement with Anadarko. The interest rate was fixed at 4.00% until November 2010. The term loan agreement was amended in December 2010 to fix the interest rate at 2.82% through maturity in 2013. During the year ended December 31, 2011, WES incurred approximately $4.9 million in interest on the loan. In June 2012, the note payable to Anadarko was repaid in full.

Commodity Price Swap Agreements

WES has commodity price swap agreements with Anadarko to mitigate exposure to commodity price volatility that would otherwise be present as a result of the purchase and sale of natural gas, condensate or NGLs. Notional volumes for each of the commodity price swap agreements are not specified. Instead, the commodity price swap agreements apply to the actual volumes of natural gas, condensate and NGLs purchased and sold at the Hilight, Hugoton, Newcastle, Granger and Wattenberg assets, with various expiration dates through September 2015. In December 2011, WES extended the commodity price swap agreements for the Hilight and Newcastle assets through December 2013. In December 2011, WES also entered into commodity price swap agreements related to the acquisition of MGR, with forward-starting effective dates beginning January 2012.

Gas Gathering and Processing Agreements

WES has significant gas gathering and processing arrangements with affiliates of Anadarko on a majority of its systems. Approximately 75% and 76% of its gathering, transportation and treating throughput and 64% and 59% of its processing throughput for the year ended December 31, 2011 and the nine months ended September 30, 2012 was attributable to natural gas production owned or controlled by Anadarko, in each case exclusive of its equity investment throughput.

Gas Purchase and Sale Agreements

Substantially all natural gas, NGLs and condensate on WES’s systems are sold to Anadarko Energy Services Company (“AESC”), Anadarko’s marketing affiliate. In addition, WES purchases natural gas from AESC pursuant to gas purchase agreements. WES’s gas purchase and sale agreements with AESC are generally one-year contracts, subject to annual renewal.

Summary of Affiliate Transactions

Revenues from affiliates include amounts earned by WES from services provided to Anadarko as well as from the sale of residue gas, condensate and NGLs to Anadarko and its affiliates. In addition, WES purchases natural gas from an affiliate of Anadarko pursuant to gas purchase agreements. Operating and maintenance expense includes amounts accrued for or paid to affiliates for the operation of WES’s assets, whether in providing services to affiliates or to third parties, including field labor, measurement and analysis, and other disbursements. A portion of WES’s general and administrative expenses is paid by Anadarko, which results in affiliate transactions pursuant to the reimbursement provisions of the WES omnibus agreement. Affiliate expenses do not inherently bear a direct relationship to affiliate revenues, and third-party expenses do not necessarily bear a direct relationship to third-party revenues.

The following table summarizes affiliate transactions, including transactions with Anadarko and its affiliates:

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009
	(in thousands)
Revenues (1)	$507,473	$648,997	$571,628	$521,850
Cost of product (1)	115,603	83,722	95,667	94,999
Operation and maintenance (2)	38,040	51,339	46,379	41,444
General and administrative (3)	29,421	31,855	23,807	27,408

Operating expenses	183,064	166,916	165,853	163,851
Interest income (4)	12,675	28,560	20,243	20,717
Interest expense (5)	2,684	4,935	6,924	9,096
Contributions from Anadarko as a Chipeta noncontrolling interest owner	12,588	16,476	2,019	34,011
Distributions to Anadarko as a Chipeta noncontrolling interest owner	6,528	9,437	6,476	5,410

(1)	Represents amounts recognized under gathering, treating or processing agreements, and purchase and sale agreements.
(2)	Represents expenses incurred under the services and secondment agreement, as applicable.
(3)	Represents general and administrative expense incurred under the WES omnibus agreement, as applicable.
(4)	Represents interest income recognized on the note receivable from Anadarko. This line item also includes interest income, net on affiliate balances related to the MGR assets, Bison assets, White Cliffs investment and Wattenberg assets for periods prior to the acquisition of such assets. Beginning December 7, 2011, Anadarko discontinued charging interest on intercompany balances. The outstanding affiliate balances on the WES assets prior to acquisition were entirely settled through an adjustment to parent net equity.
(5)	Represents interest expense recognized on the note payable to Anadarko.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between WES GP and its affiliates, including us and Anadarko, on the one hand, and WES and its limited partners, on the other hand. The directors and officers of WES GP have duties to manage WES GP in a manner beneficial to us. At the same time, WES GP has a duty to manage WES in a manner beneficial to WES and its unitholders.

Whenever a conflict arises between WES GP or its affiliates, on the one hand, and WES and its limited partners, on the other hand, WES GP will resolve the conflict. WES’s partnership agreement contains provisions that modify and limit WES GP’s duties to WES’s unitholders. WES’s partnership agreement also restricts the remedies available to its unitholders for actions taken by WES GP that, without those limitations, might constitute breaches of fiduciary duties otherwise applicable under state law.

WES GP will not be in breach of its obligations under WES’s partnership agreement or its duties to WES or WES’s unitholders if the resolution of the conflict is any of the following:

•	approved by the special committee of WES GP, although WES GP is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding WES common units, excluding any common units owned by WES GP or any of its affiliates, including us;

•	on terms no less favorable to WES than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to WES, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

WES GP may, but is not required to, seek the approval of such resolution from the special committee of its board of directors. In connection with a situation involving a conflict of interest, any determination by WES GP involving the resolution of the conflict of interest must be made in good faith, provided that, if WES GP does not seek approval from the special committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of WES or any of its limited partner, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in WES’s partnership agreement, WES GP or the special committee may consider any factors that it determines in good faith to be appropriate when resolving a conflict. WES’s partnership agreement provides that for someone to act in good faith, that person must reasonably believe he is acting in the best interests of the partnership.

Material Provisions of Our General Partner’s Limited Liability Company Agreement

Our general partner’s management and operations are governed by its limited liability company agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part. The limited liability company agreement establishes a board of directors that will be responsible for the oversight of our business and operations. Our general partner’s board of directors will be appointed by Anadarko Petroleum Corporation, as sole member.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships among us, Anadarko Petroleum Corporation, WES and our and their respective general partners and affiliates on the one hand, and us and our limited partners, on the other hand. Like WES, our general partner is controlled by Anadarko Petroleum Corporation. Accordingly, Anadarko Petroleum Corporation has the ability to elect, remove and replace the directors and officers of our general partner and the directors and officers of the general partner of WES. The directors and officers of our general partner have duties to manage our general partner in a manner beneficial to its owner, Anadarko Petroleum Corporation. At the same time, our general partner has a duty to manage us in a manner beneficial to us and our unitholders.

The executive officers and non-independent directors of our general partner also serve as executive officers and/or directors of the general partner of WES. Consequently, these directors and officers may encounter situations in which their obligations to WES, on the one hand, and us, on the other hand, are in conflict.

Whenever a conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and the methods of resolving conflicts of interest. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of its fiduciary duties.

Our general partner will not be in breach of its obligations under our partnership agreement or any agreement contemplated thereby or of any duty if the resolution or course of action in respect of such conflict of interest is:

•	approved by the special committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the special committee. If our general partner does not seek approval from the special committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the special committee may consider any factors it determines in good faith to consider when resolving the conflict. When our partnership agreement requires someone to act in good faith, it requires that person to believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to our unitholders.

The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

•	the expenses associated with being a publicly traded partnership and other general and administrative expenses;

•	interest expense related to future indebtedness, including under our working capital facility;

•	expenditures, at our election, to maintain or increase our general partner interest in WES;

•	reserves our general partner believes are prudent to maintain for the proper conduct of our business or to provide for future distributions;

•	the issuance of additional common units; and

•	a decision by our general partner’s board of directors to limit or modify the incentive distributions we are entitled to receive.

We do not have any officers or employees and rely solely on officers and employees of our general partner. In addition, all of our general partner’s officers also serve as executive officers of WES GP.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner are not required to work full time on our affairs.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Reimbursement of Expenses.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of common units in this offering.

Common units are subject to our general partner’s call right.

Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of state-law fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the special committee, if established, and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of our units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Fiduciary Duties

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and the methods of resolving conflicts of interest. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that might otherwise be prohibited or restricted by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have duties to manage our general partner in a manner beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The replacement of the fiduciary standards enables our general partner to take into consideration all parties involved in the proposed action. This replacement also enables our general partner to attract and retain experienced and capable directors. This replacement is detrimental to the unitholders because it restricts the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of:

•	The fiduciary duties imposed on our general partner by the Delaware Act in the absence of partnership agreement provisions to the contrary;

•	The contractual duties of our general partner contained in our partnership agreement that replace such fiduciary duties; and

•	Certain rights and remedies of unitholders contained in the Delaware Act.

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever other than the implied contractual covenant of good faith and fair dealing. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or their assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

Special provisions regarding affiliated transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the special committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner does not seek approval from the special committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity, an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement, and such reliance shall be a defense in any action relating to such duties or liabilities.

By purchasing our common units, each unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Common Units

The common units are limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the rights and preferences of holders of common units in and to partnership distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement of Western Gas Equity Partners, LP.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

is deemed to have given the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities that are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Comparison of Rights of Holders of WES’s Common Units and Our Common Units

Our common units and WES’s common units are unlikely to trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and WES’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things, we participate in WES’s incentive distribution rights and WES’s common unitholders do not.

Based on the anticipated fourth quarter distribution of WES, as well as our expected level of expenses and reserves that our general partner believes prudent to maintain, we expect that our initial quarterly distribution will be $0.165 per common unit. If WES is successful in implementing its business strategy and increasing distributions to its limited partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increased distributions will not necessarily be comparable to any increased WES distributions. We will pay our unitholders a prorated distribution for the first quarter that we are a publicly traded partnership. This distribution will be pro rated based on the number of days the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Therefore, we will pay you a distribution pro rated for the period from the closing date of this offering to and including December 31, 2012. We expect to pay this cash distribution on or about February 25, 2013. However, we cannot assure you that any distributions will be declared or paid. The common units offered hereby are not entitled to arrearages in distributions. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The following table compares certain features of WES’s common units and our common units and assumes that we purchase at least the aggregate number of WES common units and general partner units assumed in “Our Cash Distribution Policy and Restrictions on Distributions.”

	WES’s Common Units	Our Common Units
Distributions and Incentive Distribution Rights

WES pays its limited partners and general partner quarterly distributions equal to the cash it receives from its operations, less certain reserves for expenses and other uses of cash. WES GP currently has a 2.0% general partner interest in WES and owns the incentive distribution rights in WES.

We expect to pay our limited partners quarterly distributions equal to the cash we receive from WES, less certain reserves for expenses and other uses of cash. We do not have incentive distribution rights. As a result, distributions to our common unitholders will be based on their respective ownership interests.

	WES’s Common Units	Our Common Units
Subordinated Units	At its initial public offering, WES issued subordinated units. During the subordination period, WES’s common units had priority over other units to the initial quarterly distribution from WES’s Distributable cash flow. In addition, during the subordination period, WES’s common units carried arrearage rights, which are similar to cumulative rights on preferred stock. On August 15, 2011, pursuant to the terms of WES’s partnership agreement, all of its subordinated units converted into common units on a one-for-one basis in connection with the expiration of the subordination period.	We do not have subordinated units. As a result, our common units carry no rights to arrearages.

Taxation of Entity and Entity Owners
	WES is a pass-through entity that is not subject to an entity-level federal income tax.	Similarly, we are a pass-through entity that is not subject to an entity-level federal income tax.

	WES expects that holders of its common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions so that they will be allocated a relatively small amount of federal taxable income compared to the cash distributed to them during that period.	We also expect that holders of our common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions. However, our ownership of WES’s incentive distribution rights will cause more taxable income to be allocated to us. As a result, if WES is successful in increasing its distributions over time, our income allocations from the incentive distribution rights will increase and, therefore, our ratio of federal taxable income to cash distributions will increase.

	WES common unitholders receive Schedule K-1s from WES reflecting the unitholders’ share of WES’s items of income, gain, loss and deduction at the end of each fiscal year.	Similarly, our common unitholders will receive Schedule K-1s from us reflecting the unitholders’ share of our items of income, gain, loss and deduction at the end of each fiscal year.

	WES’s Common Units	Our Common Units
Assets and Operations	WES and its subsidiaries own, operate, acquire and develop midstream energy assets that expand their business and operations.	We currently have no independent operations. Our only cash-generating assets are our partnership interests in WES, which upon the closing of this offering, will consist of 48,148,701 common units, representing a 45.6% limited partner interest in WES, 2,112,512 general partner units, representing a 2.0% general partner interest in WES and the incentive distribution rights in WES. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders is directly dependent upon the performance of WES.

Limitation on Issuance of Additional Units
	WES may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.	Similarly, we may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.

THE PARTNERSHIP AGREEMENT OF WESTERN GAS EQUITY PARTNERS, LP

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A and will be adopted contemporaneously with the closing of this offering.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•

with regard to distributions of available cash, please read “Our Cash Distribution Policy and Restrictions on Distributions” and “Provisions of Our Partnership Agreement Relating to Cash Distributions;”

•	with regard to the rights of holders of common units, please read “Description of the Common Units;”

•	with regard to the duties of, and standards of care applicable to, our general partner, please read “Conflicts of Interest and Fiduciary Duties;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

We were formed in September 2012 by converting WGR Holdings, LLC into a Delaware limited partnership and changing its name to Western Gas Equity Partners, LP. We have a perpetual existence.

Purpose

Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, however, that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us, our affiliates or our subsidiaries to engage in activities other than the ownership of partnership interests in WES, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business. For a further description of limits on our business, please read “Certain Relationships and Related Party Transactions.”

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to grant consents and waivers under, our partnership agreement.

Capital Contributions

Our unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner,

•	to approve some amendments to our partnership agreement, or

•	to take other action under our partnership agreement,

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. While we currently have no operations distinct from WES, if in the future, by our ownership in an operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. In voting their units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a majority of our outstanding units. Please read “—Amendments to Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding units in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution	A majority of our outstanding units. Please read “—Termination and Dissolution.”

Reconstitution upon dissolution	A majority of our outstanding units. Please read “—Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of our outstanding units, excluding units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2018 in a manner that would cause our dissolution. Please read “—Withdrawal or Removal of the General Partner.”

Removal of our general partner	Not less than 80% of our outstanding units, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to (i) an affiliate (other than an individual) or (ii) another entity in connection with its merger or consolidation with or into, or transfer of all or substantially all of its assets to, such entity. The approval of a majority of the units, excluding units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2018. Please read “—Transfer of General Partner Interest.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner, its affiliates, their direct transferees and their indirect transferees approved by our general partner in its sole discretion or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; and

•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights to which the common units are not entitled.

Amendments to Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or any other standards imposed by the partnership agreement. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding units.

Prohibited Amendments

No amendment may be made that would:

(1)	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected, or

(2)	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units (including units owned by our general partner and its affiliates). Upon completion of this offering, Anadarko, the owner of our general partner, will own approximately 92.0% of our outstanding common units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or its registered office,

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement,

(3)	a change that our general partner determines is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that we will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes,

(4)	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed,

(5)	an amendment that our general partner determines to be necessary or appropriate in connection with the authorization of additional partnership securities or rights to acquire partnership securities,

(6)	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone,

(7)	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement,

(8)	any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement,

(9)	a change in our fiscal year or taxable year and related changes,

(10)	a merger with or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance, or

(11)	any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our general partner may make any amendment to our partnership agreement without the approval of any limited partner or assignee that it determines:

(1)	does not adversely affect our limited partners (or any particular class of limited partners) in any material respect,

(2)	to be necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute,

(3)	to be necessary or appropriate to facilitate the trading of our limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which such limited partner interests are or will be listed for trading,

(4)	to be necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement, or

(5)	is required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action, other than to remove the general partner or call a meeting, is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of WES and its subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Furthermore, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of the limited partners), each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

A merger, consolidation or conversion of us requires the prior consent of the general partner. In addition, our partnership agreement provides that, to the maximum extent permitted by law, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion of us and may decline to do so free of any fiduciary duty or obligation whatsoever to us, or any of our unitholders. Further, in declining to consent to a merger, consolidation or conversion, our general partner will not be required to act in good faith or pursuant to any other standard imposed by our partnership agreement, any other agreement, under the Delaware Act or any other law, rule or regulation or at equity.

If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner to dissolve us, if approved by a majority of our outstanding units,

(2)	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law,

(3)	the entry of a decree of judicial dissolution of us, or

(4)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

Upon a dissolution under clause (4) above, the holders of a majority of our outstanding units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding units, subject to our receipt of an opinion of counsel to the effect that:

(1)	the action would not result in the loss of limited liability of any limited partner, and

(2)	neither our partnership nor WES would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors and the settlement of or creation of a reserve for contingent liabilities; and

•	then, to all partners in accordance with the positive balance in the respective capital accounts.

If the liquidator determines that a sale would be impractical or would cause a loss to our partners, it may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2018 without obtaining the approval of the holders of at least 80% of the outstanding units, including units held by our general partner and its affiliates, voting as a single class, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2018, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding units, excluding units held by the withdrawing general partner and its affiliates, may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding units, excluding units held by the withdrawing general partner and its affiliates, agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units. The ownership of more than 20% of our outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. Upon completion of this offering, Anadarko Petroleum Corporation, the owner of our general partner, will own approximately 92.0% of our outstanding units.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interests in us to:

•	an affiliate of the general partner (other than an individual); or

•

another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2018 without the approval of the holders of at least a majority of the outstanding units, excluding units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

On or after June 30, 2018, our general partner may transfer all or any of its general partner interest in us without obtaining approval of any unitholder.

Transfer of Ownership Interests in Our General Partner

At any time, Anadarko, as sole member of our general partner, may sell or transfer all or part of its ownership interest in our general partner without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of our units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to (i) any person or group that acquires the units from our general partner or its affiliates, (ii) any transferees of that person or group approved by our general partner, or (iii) any person or group that acquires 20% of any class of units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time not more than 5% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign or transfer in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days’ notice. The purchase price in the event of such a purchase will be not less than the then current market price of the common units. Upon completion of this offering, our current owner, Anadarko Petroleum Corporation, will own approximately 92.0% of our common units.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by non-citizen assignees will be voted by our general partner on behalf of such non-citizen assignees, and our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. For more information on persons and groups to which this loss of voting rights does not apply, please read “—Change of Management Provisions” above. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability” above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner or assignee at their current market price. To avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner,

•	any departing general partner,

•	any person who is or was an affiliate of our general partner or any departing general partner,

•

any person who is or was a member, manager, partner, officer, director, fiduciary or trustee of our general partner or any departing general partner or any affiliate of our general partner or any departing general partner,

•

any person who is or was serving at the request of our general partner or any departing general partner or any affiliate of our general partner or any departing general partner as an officer, director, member, manager, partner, fiduciary or trustee of another person, or

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal reporting and tax reporting purposes, our year ends on December 31 each year.

We will furnish or make available to record holders of units, within 130 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 100 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 100 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner,

•	a copy of our tax returns,

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner,

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

THE PARTNERSHIP AGREEMENT OF WESTERN GAS PARTNERS, LP

The following is a summary of the material provisions of WES’s partnership agreement. The partnership agreement, including all amendments and restatements thereto, is located in WES’s public filings with the SEC, available at www.sec.gov. We will provide prospective investors with a copy of WES’s partnership agreement upon request at no charge.

Organization and Duration

WES’s partnership was organized in August 2007 and has a perpetual existence.

Purpose

WES’s purpose, as set forth in its partnership agreement, is limited to any business activity that is approved by its general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that its general partner shall not cause it to engage, directly or indirectly, in any business activity that the general partner determines would cause WES to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although WES GP has the ability to cause WES and its subsidiaries to engage in activities other than the business of gathering, compressing, treating and transporting natural gas, NGLs and crude oil WES GP has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to WES or the limited partners, including any duty to act in good faith or in the best interests of WES or the limited partners. WES GP is generally authorized to perform all acts it determines to be necessary or appropriate to carry out WES’s purposes and to conduct its business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to WES GP and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for WES’s qualification, continuance or dissolution. The power of attorney also grants WES GP the authority to amend, and to make consents and waivers under, WES’s partnership agreement.

Cash Distributions

WES’s partnership agreement specifies the manner in which WES will make cash distributions to holders of its common units and other partnership securities as well as to WES GP in respect of its general partner interest and its incentive distribution rights.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

If WES issues additional units, its general partner has the right, but not the obligation, to contribute a proportionate amount of capital to WES to maintain its 2.0% general partner interest. WES GP’s 2.0% interest, and the percentage of WES’s cash distributions to which it is entitled, will be proportionately reduced if WES issues additional units in the future and WES GP does not contribute a proportionate amount of capital to WES to maintain its 2.0% general partner interest. WES GP will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to WES of common units based on the current market value of the contributed common units.

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. General partner units are not deemed outstanding units for purposes of voting rights and such units represent a non-voting general partner interest. Matters that require the approval of a “unit majority” require the approval of a majority of the common units and Class B units, if any, voting as a single class.

In voting their common units, WES GP and its affiliates will have no fiduciary duty or obligation whatsoever to WES or the limited partners, including any duty to act in good faith or in the best interests of WES or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of WES’s Partnership Agreement.”

Merger of WES or the sale of all or substantially all of its assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of WES	Unit majority. Please read “—Termination and Dissolution.”

Continuation of WES upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by WES GP and its affiliates, is required for the withdrawal of WES GP prior to June 30, 2018 in a manner that would cause a dissolution of WES. Please read “—Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding common units, voting as a single class, including units held by WES GP and its affiliates. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	WES GP may transfer all, but not less than all, of its general partner interest in WES without a vote of WES’s unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2018. Please read “—Transfer of General Partner Units.”

Transfer of incentive distribution rights

Except for transfers to an affiliate or another person as part of WES GP’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2018. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of WES’s business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of WES’s partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to WES for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to WES’s partnership agreement; or

•	to take other action under WES’s partnership agreement;

constituted “participation in the control” of WES’s business for the purposes of the Delaware Act, then the limited partners could be held personally liable for WES’s obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with WES under the reasonable belief that the limited partner is a general partner. Neither WES’s partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, WES knows of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

WES’s subsidiaries conduct business in six states and WES may have subsidiaries that conduct business in other states in the future. Maintenance of WES’s limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying WES’s subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in WES’s operating partnership or otherwise, it were determined that WES was conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to WES’s partnership agreement, or to take other action under WES’s partnership agreement constituted “participation in the control” of WES for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for WES’s obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. WES will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

WES’s partnership agreement authorizes it to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by WES GP without the approval of the unitholders.

It is possible that WES will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units WES issues will be entitled to share equally with the then-existing holders of common units in WES’s distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in WES’s net assets.

In accordance with Delaware law and the provisions of WES’s partnership agreement, WES may also issue additional partnership securities that, as determined by WES GP, may have special voting rights to which the common units are not entitled. In addition, WES’s partnership agreement does not prohibit its subsidiaries from issuing equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to WES GP’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), WES GP will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in WES. WES GP’s 2.0% interest in WES will be reduced if WES issues additional units in the future and its general partner does not contribute a proportionate amount of capital to WES to maintain its 2.0% general partner interest. Moreover, WES GP will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, WES issues those securities to persons other than WES GP and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of WES’s Partnership Agreement

General

Amendments to WES’s partnership agreement may be proposed only by or with the consent of WES GP. However, WES GP will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to WES or the limited partners, including any duty to act in good faith or in the best interests of WES or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, WES GP is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by WES to its general partner or any of its affiliates without the consent of WES GP, which consent may be given or withheld at its option.

The provision of WES’s partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by WES GP and its affiliates). Upon completion of this offering, WES GP and its affiliates will own approximately 45.8% of WES’s outstanding common units.

No Unitholder Approval

WES GP may generally make amendments to its partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in WES’s name, the location of its principal place of business, its registered agent or its registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with WES’s partnership agreement;

•

a change that WES GP determines to be necessary or appropriate to qualify or continue WES’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither WES nor the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of WES’s counsel, to prevent WES or its general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisors Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that WES GP determines to be necessary or appropriate for the authorization of additional partnership securities or the right to acquire partnership securities, including any amendment that WES GP determines is necessary or appropriate in connection with:

•

the adjustments of the initial quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of WES GP’s incentive distribution rights; or

•

any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the special committee of WES GP;

•	any amendment expressly permitted in WES’s partnership agreement to be made by its general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of WES’s partnership agreement;

•

any amendment that WES GP determines to be necessary or appropriate for the formation by WES of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by WES’s partnership agreement;

•	a change in WES’s fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, WES GP may make amendments to its partnership agreement, without the approval of any limited partner, if WES GP determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by WES GP relating to splits or combinations of units under the provisions of its partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of WES’s partnership agreement or are otherwise contemplated by its partnership agreement.

Opinion of Counsel and Unitholder Approval

WES GP will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in WES being treated as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to WES’s partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless WES first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of WES’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of WES requires the prior consent of its general partner. However, WES GP will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to WES or the limited partners, including any duty to act in good faith or in the best interest of WES or the limited partners.

In addition, WES’s partnership agreement generally prohibits WES GP, without the prior approval of the holders of a unit majority, from causing WES to, among other things, sell, exchange or otherwise dispose of all or substantially all of WES’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on WES’s behalf the sale, exchange or other disposition of all or substantially all of the assets of WES’s subsidiaries. WES GP may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of its assets without such approval. WES GP may also sell all or substantially all of WES’s assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, WES GP may consummate any merger without the prior approval of WES’s unitholders if WES is the surviving entity in the transaction, WES GP has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to WES’s partnership agreement, each of WES’s units will be an identical unit of WES’s partnership following the transaction and the partnership securities to be issued do not exceed 20% of WES’s outstanding partnership securities immediately prior to the transaction.

If the conditions specified in WES’s partnership agreement are satisfied, WES GP may convert WES or any of its subsidiaries into a new limited liability entity or merge us or any of its subsidiaries into, or convey all of WES’s assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in WES’s legal form into another limited liability entity, WES GP has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and WES GP with the same rights and obligations as contained in WES’s partnership agreement. WES’s unitholders are not entitled to dissenters’ rights of appraisal under WES’s partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of WES’s assets or any other similar transaction or event.

Termination and Dissolution

WES will continue as a limited partnership until terminated under its partnership agreement. WES will dissolve upon:

•	the election of WES GP to dissolve WES, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless WES is continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of WES; or

•

the withdrawal or removal of WES GP or any other event that results in its ceasing to be WES GP other than by reason of a transfer of its general partner interest in accordance with WES’s partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue WES’s business on the same terms and conditions described in its partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither WES, WES’s operating partnership nor any of WES’s other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon WES’s dissolution, unless WES is continued as a new limited partnership, the liquidator authorized to wind up WES’s affairs will, acting with all of the powers of WES GP that are necessary or appropriate, liquidate WES’s assets and apply the proceeds of the liquidation. The liquidator may defer liquidation or distribution of WES’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to WES’s partners.

Withdrawal or Removal of the General Partner

Except as described below, WES GP has agreed not to withdraw voluntarily as its general partner prior to June 30, 2018 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2018, WES GP may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of WES’s partnership agreement. Notwithstanding the information above, WES GP may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one unitholder and its affiliates, other than the general partner and its affiliates. In addition, WES’s partnership agreement permits WES GP, in some instances, to sell or otherwise transfer all of its general partner interest in WES without the approval of the unitholders. Please read “—Transfer of General Partner Units” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of WES GP under any circumstances, other than as a result of a transfer by WES GP of all or a part of its general partner interest in WES, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, WES will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue WES’s business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

WES GP may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by WES GP and its affiliates, and WES receives an opinion of counsel regarding limited liability and tax matters. Any removal of WES GP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a single class, and the outstanding subordinated units, voting as a single class. The ownership of more than 33 1/3% of the outstanding units by WES GP and its affiliates would give them the practical ability to prevent WES GP’s removal. Upon completion of this offering, WES GP and its affiliates will own 45.8% of WES’s outstanding common units.

WES’s partnership agreement also provides that if its general partner is removed as its general partner under circumstances where cause does not exist and the units held by the general partner and its affiliates are not voted in favor of that removal:

•	any existing arrearages in payment of the initial quarterly distribution on the common units will be extinguished; and

•

WES GP will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of the removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates WES’s partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, WES will be required to reimburse the departing general partner for all amounts due to the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities incurred as a result of the termination of any employees employed for WES’s benefit by the departing general partner or its affiliates.

Transfer of General Partner Units

Except for transfer by WES GP of all, but not less than all, of its general partner units to:

•	an affiliate of WES GP (other than an individual); or

•	another entity as part of the merger or consolidation of WES GP with or into another entity or the transfer by WES GP of all or substantially all of its assets to another entity,

WES GP may not transfer all or any of its general partner units to another person prior to June 30, 2018 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by WES GP and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of WES GP, agree to be bound by the provisions of WES’s partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

WES GP and its affiliates may, at any time, transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, Anadarko and its affiliates may sell or transfer all or part of its partnership interests in WES GP to an affiliate or third party without the approval of WES’s unitholders.

Transfer of Incentive Distribution Rights

WES GP or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of the holder’s assets to that entity without the prior approval of the unitholders; provided that, in the case of the sale of ownership interests in the holder, the initial holder of the incentive distribution rights continues to remain the general partner following such sale. Prior to June 30, 2018, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by WES GP and its affiliates. On or after June 30, 2018, the incentive distribution rights will be freely transferable.

Change of Management Provisions

WES’s partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove WES GP as our general partner or from otherwise changing WES’s management. If any person or group, other than WES GP and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units directly from WES GP or its affiliates or any transferee of that person or group that is approved by WES GP or to any person or group who acquires the units with the prior approval of the board of directors of WES GP.

WES’s partnership agreement also provides that if its general partner is removed as its general partner under circumstances where cause does not exist and units held by WES GP and its affiliates are not voted in favor of that removal:

•	any existing arrearages in payment of the initial quarterly distribution on the common units will be extinguished; and

•

WES GP will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time WES GP and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, WES GP will have the right, which it may assign in whole or in part to any of its affiliates or to WES, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by WES GP, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by WES GP or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which WES GP first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of WES GP’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Non-U.S. and Non-Taxpaying Assignees; Redemption

WES GP, acting on WES’s behalf, may at any time require any or all unitholders to certify:

•	that the unitholder is a U.S. individual or an entity subject to U.S. federal income taxation on the income generated by WES; or

•

that, if the unitholder is a U.S. entity not subject to U.S. federal income taxation on the income generated by WES, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are U.S. individuals or entities subject to United States federal income taxation on the income generated by WES.

This certification can be changed in any manner WES GP determines is necessary or appropriate to implement its original purpose.

If a unitholder fails to furnish:

•	the required certification within 30 days after request; or

•	provides a false certification; then

WES will have the right, which it may assign to any of its affiliates, to acquire all but not less than all of the units held by such unitholder. Further, WES GP may elect not to make distributions or allocate income or loss to such unitholder.

The purchase price in the event of such an acquisition for each unit held by such unitholder will be the lesser of:

(1)	the price paid by such unitholder for the relevant unit; and

(2)	the average of the daily closing prices of the units for the prior 20 consecutive trading days.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by WES GP. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of WES’s limited partners and to act upon matters for which approvals may be solicited.

WES GP does not anticipate that any meeting of its unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting, if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by WES GP or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in WES, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than WES GP and its affiliates, or a direct or subsequently approved transferee of WES GP or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under WES’s partnership agreement will be delivered to the record holder by WES or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with WES’s partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in WES’s books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If WES is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of its general partner, create a substantial risk of cancellation or forfeiture of any property that WES has an interest in because of the nationality, citizenship or other related status of any limited partner, WES may redeem the units held by that limited partner at their current market price. In order to avoid any cancellation or forfeiture, WES GP may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days of a request for the information or WES GP determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from WES, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon WES’s liquidation.

Indemnification

Under WES’s partnership agreement, in most circumstances, WES will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	WES GP;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of WES GP or any departing general partner; and

•	any person designated by WES GP.

Any indemnification under these provisions will only be out of WES’s assets. Unless WES GP otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to WES to enable it to effectuate, indemnification. WES may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether WES would have the power to indemnify the person against liabilities under WES’s partnership agreement.

Reimbursement of Expenses

WES’s partnership agreement requires WES to reimburse its general partner for all direct and indirect expenses WES incurs or payments it makes on WES’s behalf and all other expenses allocable to WES or otherwise incurred by WES GP in connection with the operation of its business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for WES or on its behalf and expenses allocated to WES GP by its affiliates. WES GP is entitled to determine in good faith the expenses that are allocable to WES.

Books and Reports

WES GP is required to keep appropriate books of WES’s business at its principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, WES’s fiscal year is the calendar year.

WES will furnish or make available to record holders of its common units, within 120 days after the close of each fiscal year, an annual report containing audited combined financial statements and a report on those combined financial statements by its independent public accountants. Except for WES’s fourth quarter, WES will also furnish or make available summary financial information within 90 days after the close of each quarter.

WES will furnish each record holder with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. WES’s ability to furnish this summary information to its unitholders will depend on their cooperation in supplying WES with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies WES with the necessary information.

Right to Inspect Books and Records

WES’s partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of WES’s tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of WES’s partnership agreement, its certificate of limited partnership and related amendments and powers of attorney under which they have been executed;

•	information regarding the status of WES’s business and its financial condition; and

•	any other information regarding WES’s affairs as is just and reasonable.

WES GP may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which WES GP believes in good faith is not in WES’s best interests or that WES us required by law or by agreements with third parties to keep confidential.

Registration Rights

Under WES’s partnership agreement, WES has agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by its general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of WES GP as general partner. WES is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, assuming the underwriters do not exercise their over-allotment option, Anadarko and its affiliates will hold an aggregate of 197,351,671 common units. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by our affiliates to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement of Western Gas Equity Partners, LP—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

Anadarko, our partnership, our general partner and its affiliates, including their respective executive officers and directors, have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus, subject to certain exceptions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the WGP LTIP. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective common unitholders. This discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective common unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to Western Gas Equity Partners, LP.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Bingham McCutchen LLP insofar as they related to matters of U.S. federal income tax law and are based on the accuracy of representations made by us and by WES to them for this purpose. However, this section does not address all federal income tax matters that affect us or our common unitholders. Furthermore, this section focuses on common unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currencies are the U.S. dollar and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, entities treated as partnerships for federal income tax purposes, estates, trusts, non-resident aliens or other common unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, IRAs, employee benefit plans, real estate investment trusts or mutual funds. Special considerations applicable to dealers in securities or currencies, security traders, persons whose functional currency is not the U.S. dollar, persons holding their units as part of a “straddle”, “hedge”, “conversion transaction”, or other risk reduction transaction, and persons who are deemed to sell their units under the constructive sale provisions of the Code, are not discussed. In addition, the discussion only comments to a limited extent on state, local, and foreign tax consequences. Accordingly, because each common unitholder may have unique circumstances beyond the scope of the discussion herein, we encourage each common unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its units and potential changes in applicable tax laws.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective common unitholders. Instead, we are relying on opinions and advice of Bingham McCutchen LLP with respect to the matters described herein. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our common unitholders because the costs will reduce our cash available for distribution. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.

For the reasons described below, Bingham McCutchen LLP has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a common unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our common unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the common unitholder had earned such income directly, even if no cash distributions are made to the common unitholder. Distributions by us to a common unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a common unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) income and gains derived from the refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof (including NGLs), (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property (v) gains from the sale or other disposition of capital assets held for the production of qualifying income and (vi) our allocable share of such income from WES.

We estimate that approximately 2% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us, by WES and by our general partner regarding the composition of our income and the other representations set forth below, and a review of the applicable legal authorities, Bingham McCutchen LLP is of the opinion that we and WES will each be treated as a partnership and each of our and WES’s partnership or limited liability company subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us or WES, as applicable, for federal income tax purposes. In rendering its opinion, Bingham McCutchen LLP has relied on factual representations made by us and our general partner. The representations made by us, by WES and by our general partner upon which Bingham McCutchen LLP has relied include, without limitation:

(a) Neither we nor WES nor any of our or WES’s partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year, more than 90% of our and WES’s gross income has been and will be income of a character that Bingham McCutchen LLP has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our common unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our common unitholders in liquidation of their units. This deemed contribution and liquidation will not result in the recognition of taxable income by our common unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our common unitholders. Moreover, if WES were taxable as a corporation in any given year, our share of WES’s items of income, gain, loss and deduction would generally not be passed through to us, and WES would be subject to tax on its income at corporate rates. In addition, any distribution made to a common unitholder (or by WES to us, as applicable) would be treated as (i) taxable dividend income to the extent of our current and accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the common unitholder’s tax basis in our units (or, if applicable, our tax basis in our interest in WES), and thereafter (iii) taxable capital gain. Accordingly, taxation of us or of WES as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of this discussion is based on the opinion of Bingham McCutchen LLP that we and WES will each be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Common unitholders who are admitted as limited partners of the partnership, assignees who have executed and delivered transfer applications, and are awaiting admission, and common unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes.

As there is no direct or indirect controlling authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Bingham McCutchen LLP’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units. A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Treatment of Short Sales.”

Income, gain, deductions or losses are not reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units. References to “unitholders” in the discussion that follows are to persons who are treated as partners in Western Gas Equity Partners, LP for federal income tax purposes.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes”, we will not pay any federal income tax. Rather, each common unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a common unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income its allocable share of our income, gains, losses and deductions for our taxable year ending on or with its taxable year. Our taxable year ends on December 31.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 30% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the common unitholders will increase. Moreover, if WES is successful in increasing Distributable cash flow over time, our income allocations from incentive distribution rights will increase, and, therefore, our ratio of taxable income to cash distributions will further increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the initial quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•

WES’s earnings from operations exceeds the amount required to maintain the current quarterly distribution amount on all of WES’s units, yet WES only distributes the current quarterly distribution amount on its units; or

•

WES makes a future offering of common units and uses the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to WES’s assets at the time of this offering.

Basis of Units

A common unitholder’s tax basis in its units initially will be the amount it paid for those units plus its initial share of our liabilities. That basis generally will be (i) increased by the common unitholder’s share of our income and any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, any decreases in its share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized.

Treatment of Distributions

Distributions made by us to a common unitholder generally will not be taxable to the common unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds its tax basis in its common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in its units generally will be considered to be gain from the sale or exchange of common units, taxable in accordance with the rules described under “—Disposition of Units” below.

Any reduction in a common unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner, including our general partner, bears the economic risk of loss) will be treated as a distribution by us of cash to that common unitholder. A decrease in a common unitholder’s percentage interest in us because of our issuance of additional units will decrease the common unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a common unitholder’s share of our nonrecourse liabilities generally will be based upon that common unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the common unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a common unitholder to recognize ordinary income, if the distribution reduces the common unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the common unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the common unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the common unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

To the extent our distributions cause a common unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, the common unitholder must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

Limitations on Deductibility of Losses

The deduction by a common unitholder of its share of our losses will be limited to the lesser of (i) the common unitholder’s tax basis in its units, and (ii) in the case of a common unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization), the amount for which the common unitholder is considered to be “at risk” with respect to our activities. In general, a common unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the common unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the common unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another common unitholder or can look only to the units for repayment.

A common unitholder subject to the basis and at risk limitations must recapture losses deducted in previous years to the extent that distributions (including distributions as a result of a reduction in a common unitholder’s share of nonrecourse liabilities) cause the common unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a common unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the common unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a common unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive activity loss limitations generally provide that individuals, estates, trusts, some closely held corporations and personal service corporations are permitted to deduct losses from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate) only to the extent of the taxpayer’s income from those passive activities. Moreover, “portfolio income” such as general investment income from dividends and interest is specifically excluded from the passive loss calculations, and the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset our portfolio income, a common unitholder’s income from other passive activities or investments, including investments in other publicly traded partnerships, or a common unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a common unitholder’s share of income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at-risk and basis limitations.

The passive loss rules are required to be applied separately with respect to items attributable to each separate publicly traded partnership. The application of this requirement to a WGP unitholder who is also a WES unitholder is uncertain. It is possible that amounts allocated to a WGP unitholder that are attributable to WGP’s interest in WES may be combined with amounts allocated directly to a WES unitholder. Alternatively, such amounts may need to be treated as attributable to interests in separate publicly traded partnerships. If you hold interest in both WGP and WES, you should consult your own tax advisor regarding the application of the passive loss rules.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a common unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Such term generally does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A common unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former common unitholder, we are authorized to pay those taxes from our funds and treat the payment as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a common unitholder, in which event the common unitholder may be entitled to claim a refund of the overpayment amount. Common unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our common unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated first among our common unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and thereafter to our general partner.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time of this offering, referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all holders of partnership interests, including purchasers of common units in an offering, to account for the difference, at the time of the future transaction, between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of its interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	our partners’ relative contributions to us;

•	the interests of all of our partners in our profits and losses;

•	the interest of all of our partners in our cash flow; and

•	the rights of all of our partners to distributions of capital upon liquidation.

Bingham McCutchen LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A common unitholder whose units are loaned to a “short seller” to cover a short sale of units may be treated as having disposed of those units. If so, such common unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period any of our income, gain, loss or deduction with respect to those units would not be reportable by the common unitholder, any cash distributions received by the unitholder as to those units would be fully taxable, and all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Bingham McCutchen LLP has not rendered an opinion regarding the tax treatment of a common unitholder whose units are loaned to a short seller to cover a short sale of our units. Common unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Units—Recognition of Gain or Loss.”

Treatment of Liquidation and Termination

In general, if we liquidate or terminate the Partnership and sell all of the partnership’s assets, any gain or loss recognized upon such sale generally will be allocated among our common unitholders in the manner described under “—Allocation of Income, Gain, Loss and Deduction.” Please read “—Treatment of Distributions” for a discussion of the termination of any distributions that may result from a liquidation of the partnership. For a general discussion of the events and circumstances of a liquidation and termination of the Partnership, please read “The Partnership Agreement of Western Gas Equity Partners, LP—Dissolution” and “The Partnership Agreement of Western Gas Equity Partners, LP—Liquidation and Distribution of Proceeds.”

Alternative Minimum Tax

Each unitholder will be required to take into account its distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective common unitholders are urged to consult with their tax advisors as to the impact of an investment in our units on their alternative minimum tax liability.

Tax Rates

Under current law, the highest marginal federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain net investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a common unitholder’s allocable share of our income and gain realized by a common unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the common unitholder’s net investment income, or (ii) the amount by which the common unitholder’s modified adjusted gross income exceeds $250,000 (if the common unitholder is married and filing jointly or a surviving spouse), $125,000 (if the common unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchased units under Section 743(b) of the Code to reflect the unit purchase price. The

Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. For purposes of this discussion, a common unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all common unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Where the remedial allocation method is adopted (which we will generally adopt as to our properties), the Treasury Regulations under Section 743 of the Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code, rather than cost recovery deductions under Section 168 of the Code, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

Although Bingham McCutchen LLP is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the regulations under Section 743 of the Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in its units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets or the assets owned by WES subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any common unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each common unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a common unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our and WES’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to the offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we or WES dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a common unitholder who has taken cost recovery or depreciation deductions with respect to property we own or WES owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our or WES’s assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by common unitholders could change, and common unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A common unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the common unitholder’s amount realized and the unitholder’s tax basis for the units sold. A common unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units. Because the amount realized includes a common unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a common unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the common unitholder’s tax basis in that unit, even if the price received is less than the common unitholder’s original cost.

Except as noted below, gain or loss recognized by a common unitholder, other than a “dealer” in units, on the sale or exchange of a unit held will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at favorable rates. However, a portion of this gain or loss, which will be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we or WES own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a common unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income per year, in the case of individuals, and may only be used to offset capital gains in the case of a corporation.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling common unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A common unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A common unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the common unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a common unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee common unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Bingham McCutchen LLP is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor common unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the common unitholder’s interest, our taxable income or losses might be reallocated among the common unitholders. We are authorized to revise our method of allocation between transferee and transferor common unitholders, as well as among common unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A common unitholder who owns units at any time during a quarter and who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A common unitholder who sells or purchases any units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have terminated our partnership for federal income tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Anadarko Petroleum Corporation will indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer of all or a portion of Anadarko Petroleum Corporation’s indirect interests in us could result in a termination of our partnership for federal income tax purposes. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interests are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a common unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such common unitholder’s taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedule K-1s if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. A termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. We would be required to make new tax elections after a constructive termination, including a new election under Section 754 of the Code, and a constructive termination would result in a deferral of our deductions for depreciation. A constructive termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a constructive termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a publicly traded technical termination relief program whereby a publicly traded partnership that constructively terminates may be allowed to provide one Schedule K-1 to unitholders for the fiscal year notwithstanding two partnership tax years.

As a result of this offering and the transactions related thereto, we will be treated as a new partnership for federal income tax purposes and as having transferred our existing interests in WES. The transfer of our interests in WES along with the transfer of other publicly held units of WES may result in the termination of WES as a partnership for federal income tax purposes. Similarly, a constructive termination of us as a partnership for federal income tax purposes as described above may result in the termination of WES as a partnership for federal income tax purposes due to the deemed transfer of our interests in WES as a result of our termination. If WES determines that there have occurred sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in its capital and profits within a twelve-month period, whether as a result of our termination or otherwise, WES would be treated as having terminated as a partnership for federal income tax purposes. A constructive termination of WES as a partnership for federal income tax purposes could result in a deferral of depreciation deductions allowable in computing its taxable income, which would affect our share of the taxable income of WES and, therefore, could increase the amount of taxable income to be allocated to our unitholders. Although the amount of the increase cannot be estimated because it depends upon numerous factors, including the time of the termination, the amount could be material.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

If necessary to preserve the uniformity of our units, our partnership agreement permits our general partner to take positions in filing our tax returns even when contrary to a literal application of regulations like the one described above. These positions may include reducing for some common unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some common unitholders than that to which they would otherwise be entitled. The general partner does not anticipate needing to take such positions, but if they were necessary, Bingham McCutchen LLP would be unable to opine as to validity of such filing positions in the absence of direct and controlling authority.

A common unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the common unitholder’s basis in its units, and may cause the common unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective common unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt common unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. common unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. common unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain to the extent referenced in earnings and profits, and as adjusted for changes in the foreign corporation’s “U.S. net equity.” That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate common unitholder is a “qualified resident.” In addition, this type of common unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign common unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign common unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign common unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that common unitholder’s gain would be effectively connected with that common unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such common unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign common unitholders may be subject to federal income tax on gain from the sale or disposition of their units. Recent changes in law may affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each common unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each common unitholder’s share of income, gain, loss and deduction. We cannot assure our common unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

Neither we nor Bingham McCutchen LLP can assure prospective common unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of the units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a common unitholder’s return could result in adjustments not related to our returns as well as those related to its returns.

Partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of common unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against common unitholders for items in our returns. The Tax Matters Partner may bind a common unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that common unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the common unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any common unitholder having at least a 1% interest in profits or by any group of common unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each common unitholder with an interest in the outcome may participate in that action.

A common unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a common unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Although these rules currently apply to applicable payments made after December 31, 2012, the IRS has issued proposed Treasury Regulations providing that the withholding provisions described above will generally apply to payments of FDAP Income made on or after January 1, 2014, and to payments of relevant gross proceeds made on or after January 1, 2015.

The proposed Treasury Regulations described above will not be effective until they are issued in their final form. It is not possible to determine whether the proposed regulations will be finalized in their current form or at all. Each prospective unitholder should consult its own tax advisor regarding the applicability of these withholding provisions to an investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the relevant facts of that position are adequately disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of common unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for common unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit common unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our common unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our common unitholders’ tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our common unitholders may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, common unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we or WES conduct business or own property or in which the common unitholder is a resident. Moreover, we or WES may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective common unitholder should consider their potential impact on its investment in us.

It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Bingham McCutchen LLP has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective common unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each common unitholder to file all tax returns that may be required of it.

INVESTMENT IN OUR COMMON UNITS

BY EMPLOYEE BENEFIT PLANS

An investment in our common units by an employee benefit plan is subject to certain additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, as well as the prohibited transaction restrictions imposed by Section 4975 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, and may be subject to provisions under certain other laws or regulations that are similar to ERISA or the Internal Revenue Code (collectively, “Similar Laws”). As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing, and stock bonus plans, certain Keogh plans, certain simplified employee pension plans, and tax-deferred annuities, IRAs and other arrangements established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements.

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of an employee benefit plan that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common units, among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the employee benefit plan;

•

whether making the investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Internal Revenue Code and other applicable Similar Laws (see the discussion under “—Prohibited Transaction Issues” below);

•

whether in making the investment, the employee benefit plan will be considered to hold, as plan assets, (1) only the investment in our common units or (2) an undivided interest in our underlying assets (see the discussion under “—Plan Asset Issues” below); and

•

whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan should determine whether an investment in our common units is authorized by the appropriate governing instruments and whether such investment is otherwise a proper investment for the employee benefit plan or IRA.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and certain IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions, referred to as prohibited transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the employee benefit plan or

IRA, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA Plan that engaged in such a prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Internal Revenue Code.

Plan Asset Issues

In addition to considering whether the purchase of our common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our common units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Under these regulations, an entity’s underlying assets generally would not be considered to be “plan assets” if, among other things:

•

(a) the equity interests acquired by the employee benefit plan are “publicly offered securities”—i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, “freely transferable” (as defined in the applicable Department of Labor regulations), and either part of a class of securities registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

•

(b) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

•

(c) there is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition of an equity interest in an entity by an employee benefit plan, less than 25% of the total value of each class of equity interest, disregarding certain interests held by our general partner, its affiliates, and certain other persons is held by employee benefit plans that are subject to part 4 of Title I of ERISA (which excludes governmental plans and non-electing church plans) and/or Section 4975 of the Internal Revenue Code and IRAs.

With respect to an investment in our common units, we believe that our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c) above (although we do not monitor the level of investment by benefit plan investors as required for compliance with (c)).

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Internal Revenue Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed on persons involved in non-exempt prohibited transactions or other violations, plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences of such purchase under ERISA, the Internal Revenue Code and Similar Laws.

UNDERWRITING

Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc	2,920,770
Citigroup Global Markets Inc.	2,920,770
Deutsche Bank Securities Inc.	2,061,720
Morgan Stanley & Co. LLC	2,061,720
RBC Capital Markets, LLC	1,460,385
UBS Securities LLC	1,460,385
Goldman, Sachs & Co.	1,202,670
Wells Fargo Securities, LLC	1,202,670
Global Hunter Securities, LLC	472,477
Ladenburg Thalmann & Co. Inc.	472,477
Tudor, Pickering, Holt & Co. Securities, Inc.	472,477
BMO Capital Markets Corp.	354,359
Janney Montgomery Scott LLC	118,120

Total	17,181,000

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$1.10	$1.10
Total	$18,899,100	$21,733,965

We will pay a structuring fee equal to $1.0 million to Barclays Capital Inc. and Citigroup Global Markets Inc. for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.66 per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be approximately $2.5 million (excluding underwriting discounts and commissions and the structuring fee). The underwriters have agreed to reimburse us for $75,000 of such offering expenses.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 2,577,150 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 17,181,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our general partner and certain of its affiliates and the directors and executive officers of our general partner have agreed that, without the prior written consent of each of Barclays Capital Inc. and Citigroup Global Markets Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

Barclays Capital Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. and Citigroup Global Markets Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

As described below under “—Directed Unit Program,” any participants in the Directed Unit Program shall be subject to a 25-day lock up with respect to any common units sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any common units sold in the Directed Unit Program to the directors or officers of our general partner shall be subject to the lock-up agreement described above.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated among the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 1,718,100 common units offered hereby for officers, directors, employees and certain other persons associated with us. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Any participants in this program will be prohibited from selling, pledging or assigning any common units sold to them pursuant to this program for a period of 25 days after the date of the underwriting agreement. This 25-day lock up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above under “—Lock-Up Agreements.”

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We have been approved to list our common units, subject to official notice of issuance, for quotation on the NYSE under the symbol “WGP.” The underwriters have undertaken to sell the common units in this offering to a minimum of 2,000 beneficial owners in round lots of 100 or more units to meet the NYSE distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates have in the past, and may in the future, perform investment banking, commercial banking, advisory and other services for us and our respective affiliates from time to time for which they have received, and may in the future receive, customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investment and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

FINRA

Because the Financial Industry Regulatory Authority, Inc. (“FINRA”), is expected to view the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000, or FSMA, that is not a “recognized collective investment scheme” for the purposes of FSMA, or CIS, and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended, or the CIS Promotion Order, or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Financial Promotion Order, or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or the CISA. Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas, and the legal matters described under “Material U.S. Federal Income Tax Consequences” will be passed upon by Bingham McCutchen LLP, Washington, D.C. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Latham & Watkins, LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Western Gas Equity Partners, LP as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited combined financial statements and to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS

We have made in this prospectus supplement and in the reports and documents incorporated by reference herein, and may from time to time otherwise make in other public filings, press releases and statements by our management, forward-looking statements concerning our operations, economic performance and financial condition. These forward-looking statements include statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “projects,” “target,” “goal,” “plans,” “objective,” “should” or similar expressions or variations on such expressions.

Although we and our general partner believe that the expectations reflected in such forward-looking statements are reasonable, neither we nor our general partner can give any assurance that such expectations will prove to have been correct. These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following:

•	our ability to pay distributions to our unitholders;

•	our expected receipt of, and the amounts of, distributions from WES, including the anticipated $0.52 per unit distribution for the quarter ending December 31, 2012;

•	WES’s assumptions about the energy market;

•	WES’s future throughput, including Anadarko’s production, which is gathered or processed by or transported through its assets;

•	operating results;

•	competitive conditions;

•	technology;

•

the availability of capital resources to fund acquisitions, capital expenditures and other contractual obligations of WES, and WES’s ability to access those resources from Anadarko or through the debt or equity capital markets;

•	the supply of and demand for, and the price of oil, natural gas, NGLs and other products or services;

•	the weather;

•	inflation;

•	the availability of goods and services;

•	general economic conditions, either internationally or nationally, or in the jurisdictions in which we are doing business;

•	changes in environmental and safety regulation; environmental risks; regulations by FERC and liability under federal and state laws and regulations;

•	legislative or regulatory changes affecting our or WES’s status as a partnership for federal income tax purposes;

•	changes in the financial or operational condition of our sponsor, Anadarko;

•	changes in Anadarko’s capital program, strategy or desired areas of focus;

•	WES’s commitments to capital projects;

•	the ability of WES to utilize the WES RCF;

•	the creditworthiness of Anadarko or other WES counterparties, including financial institutions, operating partners and other parties;

•	our and WES’s ability to repay debt;

•	conflicts of interest between WES, its general partner and us and our general partner;

•	WES’s ability to maintain and/or obtain rights to operate our assets on land owned by third parties;

•	WES’s ability to acquire assets on acceptable terms; and

•

non-payment or non-performance of Anadarko or WES’s other significant customers, including under its gathering, processing and transportation agreements and its $260.0 million note receivable from Anadarko.

The risk factors and other factors incorporated by reference in this prospectus supplement could cause our actual results to differ materially from those contained in any forward-looking statement. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WESTERN GAS EQUITY PARTNERS, LP

WESTERN GAS EQUITY PARTNERS, LP

INTRODUCTION TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements of Western Gas Equity Partners, LP for the year ended December 31, 2011, and as of and for the nine months ended September 30, 2012, should be read in conjunction with the accompanying notes, as well as with the historical consolidated financial statements and the notes thereto. For purposes of these unaudited pro forma condensed consolidated financial statements, “WGP” refers to Western Gas Equity Partners, LP and its consolidated subsidiaries, including Western Gas Partners, LP (together with its subsidiaries, “WES”) and Western Gas Holdings, LLC (individually as the general partner of WES, “WES GP”). “Anadarko” refers to Anadarko Petroleum Corporation and its consolidated subsidiaries, excluding WGP. “Affiliates” refers to wholly owned subsidiaries of Anadarko, excluding WGP.

These unaudited pro forma condensed consolidated financial statements are based upon the historical consolidated financial statements of WGP and have been prepared as if the transactions to be effected at the closing of WGP’s initial public offering occurred on September 30, 2012, in the case of the pro forma condensed consolidated balance sheet and as of January 1, 2011, in the case of the pro forma condensed consolidated statements of income for the year ended December 31, 2011, and for the nine months ended September 30, 2012.

Prior to its September 2012 conversion to a limited partnership legal form, WGP was WGR Holdings, LLC, a single-member limited liability company. The separate existence as a limited liability company is disregarded as a separate legal entity for U.S. federal income tax purposes. As such, WGR Holdings, LLC is treated as a division of Anadarko and included in Anadarko’s consolidated income tax return for federal and state tax purposes. After the conversion in September 2012, but before the closing of this offering, WGP will continue to be treated as a division of Anadarko and disregarded for U.S. federal income tax purposes. The unaudited pro forma condensed consolidated financial statements have been prepared based on the assumption that, upon WGP’s initial public offering, it will be treated as a partnership for U.S. federal and state income tax purposes and therefore will not be subject to U.S. federal income taxes and state income taxes, except for the Texas margin tax.

The pro forma financial adjustments, as discussed in detail in Note 2—Pro Forma Adjustments, are based on currently available information and certain assumptions and estimates; therefore, the actual financial effects of these transactions may differ from the pro forma financial adjustments. Notwithstanding, WGP management believes these estimates and assumptions provide a reasonable basis for the presentation of the significant financial effects of transactions that are expected to have a continuing impact on WGP. In addition, the management of WGP considers the pro forma financial adjustments factually supportable and representative of the expected impact of items that will occur as a result of the closing of WGP’s initial public offering. The pro forma financial adjustments do not include the effects of any exercise by the underwriters of their 30-day option to purchase up to 2,577,150 additional common units.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have occurred if WGP had completed the contemplated transactions at the closing of its initial public offering on the dates indicated, nor are they indicative of the future operating results of WGP.

WESTERN GAS EQUITY PARTNERS, LP

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

(UNAUDITED)

thousands except unit and per-unit amounts	Western Gas Equity Partners, LP Historical	Pro Forma Adjustments		Western Gas Equity Partners, LP Pro Forma
Revenues—affiliates
Gathering, processing and transportation of natural gas	$217,852	$—		$217,852
Natural gas, natural gas liquids and condensate sales	417,547	—		417,547
Equity income and other, net	13,598	—		13,598

Total revenues—affiliates	648,997	—		648,997
Revenues—third parties
Gathering, processing and transportation of natural gas	83,477	—		83,477
Natural gas, natural gas liquids and condensate sales	84,836	—		84,836
Other, net	5,955	—		5,955

Total revenues—third parties	174,268	—		174,268

Total revenues	823,265	—		823,265

Operating expenses
Cost of product (1)	327,371	—		327,371
Operation and maintenance (1)	119,104	—		119,104
General and administrative (1)	39,114	—		39,114
Property and other taxes	16,579	—		16,579
Depreciation, amortization and impairments	111,904	—		111,904

Total operating expenses	614,072	—		614,072

Operating income	209,193	—		209,193
Interest income, net—affiliates	28,560	—		28,560
Interest expense (2)	(30,345)	—		(30,345)
Other income (expense), net	(44)	—		(44)

Income before income taxes	207,364	—		207,364
Income tax expense	45,664	(26,646)	(c)	19,018

Net income	161,700	26,646		188,346
Net income attributable to WES public unitholders and other noncontrolling interests	86,057	—		86,057

Net income attributable to Western Gas Equity Partners, LP	$75,643	$26,646		$102,289

Limited Partners’ Interest in Net Income:
Net income attributable to Western Gas Equity Partners, LP				$102,289
Pre-acquisition net income allocated to Anadarko (3)				(34,084)

Limited partners’ interest in net income				$68,205
Net income per common unit—basic and diluted				$0.32
Weighted average number of common units outstanding—basic and diluted				214,532,671

(1)

Cost of product includes product purchases from Anadarko (as defined in the Introduction) of $83.7 million. Operation and maintenance includes charges from Anadarko of $51.3 million. Historical general and administrative includes charges from Anadarko of $31.9 million.

(2)	Includes affiliate (as defined in the Introduction) interest expense of $4.9 million.
(3)	Includes pre-acquisition net income representing the results attributable to the Bison and Mountain Gas Resources, LLC (“MGR”) assets prior to their acquisition by WES.

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

NINE MONTHS ENDED SEPTEMBER 30, 2012

(UNAUDITED)

thousands except unit and per-unit amounts	Western Gas Equity Partners, LP Historical	Pro Forma Adjustments		Western Gas Equity Partners, LP Pro Forma
Revenues—affiliates
Gathering, processing and transportation of natural gas	$170,461	$—		$170,461
Natural gas, natural gas liquids and condensate sales	324,793	—		324,793
Equity income and other, net	12,219	—		12,219

Total revenues—affiliates	507,473	—		507,473
Revenues—third parties
Gathering, processing and transportation of natural gas	65,388	—		65,388
Natural gas, natural gas liquids and condensate sales	62,025	—		62,025
Other, net	1,717	—		1,717

Total revenues—third parties	129,130	—		129,130

Total revenues	636,603	—		636,603

Operating expenses
Cost of product (1)	254,719	—		254,719
Operation and maintenance (1)	97,041	—		97,041
General and administrative (1)	34,233	—		34,233
Property and other taxes	14,998	—		14,998
Depreciation, amortization and impairments	81,270	—		81,270

Total operating expenses	482,261	—		482,261

Operating income	154,342	—		154,342
Interest income, net—affiliates	12,675	—		12,675
Interest expense (2)	(30,118)	—		(30,118)
Other income (expense), net	(287)	—		(287)

Income before income taxes	136,612	—		136,612
Income tax expense	29,902	(29,203)	(c)	699

Net income	106,710	29,203		135,913
Net income attributable to WES public unitholders and other noncontrolling interests	71,258	—		71,258

Net income attributable to Western Gas Equity Partners, LP	$35,452	$29,203		$64,655

Limited Partners’ Interest in Net Income:
Net income attributable to Western Gas Equity Partners, LP				$64,655
Pre-acquisition net income allocated to Anadarko (3)				—

Limited partners’ interest in net income				$64,655
Net income per common unit—basic and diluted				$0.30
Weighted average number of common units outstanding—basic and diluted				214,532,671

(1)

Cost of product includes product purchases from Anadarko of $115.6 million. Operation and maintenance includes charges from Anadarko of $38.0 million. Historical general and administrative includes charges from Anadarko of $29.4 million.

(2)	Includes affiliate interest expense of $2.7 million.
(3)	Includes pre-acquisition net income representing the results attributable to the Bison and MGR assets prior to their acquisition by WES.
See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2012

(UNAUDITED)

thousands	Western Gas Equity Partners, LP Historical	Pro Forma Adjustments		Western Gas Equity Partners, LP Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$47,494	$377,982	(a)	$403,077
		(22,399)	(b)
		204,469	(f)
		(204,469)	(g)
Accounts receivable, net	21,359	—		21,359
Other current assets (1)	9,386	—		9,386

Total current assets	78,239	355,583		433,822
Notes receivable—Anadarko	260,000	—		260,000
Property, plant and equipment
Cost	3,014,825	—		3,014,825
Less accumulated depreciation	671,902	—		671,902

Net property, plant and equipment	2,342,923	—		2,342,923
Goodwill and other intangible assets	139,988	—		139,988
Equity investments	105,813	—		105,813
Other assets	26,981	—		26,981

Total assets	$2,953,944	$355,583		$3,309,527

LIABILITIES, EQUITY AND PARTNERS’ CAPITAL
Current liabilities
Accounts and natural gas imbalance payables (2)	$85,992	$(27,477)	(h)	$58,515
Accrued ad valorem taxes	15,021	—		15,021
Income taxes payable	185	—		185
Accrued liabilities (3)	108,883	—		108,883
Dividend payable—Anadarko (4)	64,806	128,418	(d)	—
		(193,224)	(g)

Total current liabilities	274,887	(92,283)		182,604
Long-term debt—third parties	1,010,435	—		1,010,435
Deferred income taxes	446,045	(444,658)	(c)	1,387
Dividend payable—Anadarko (4)	11,245	(11,245)	(g)	—
Asset retirement obligations and other	69,722	—		69,722

Total long-term liabilities	1,537,447	(455,903)		1,081,544

Total liabilities	1,812,334	(548,186)		1,264,148
Equity and partners’ capital
Net investment by Anadarko	108,978	444,658	(c)	—
		(657,164)	(e)
		204,469	(f)
		(128,418)	(d)
		27,477	(h)
Common unitholders—public	—	377,982	(a)	355,583
		(22,399)	(b)
Common unitholders—Anadarko	—	657,164	(e)	657,164
Noncontrolling interests	1,032,632	—		1,032,632

Total equity and partners’ capital	1,141,610	903,769		2,045,379

Total liabilities, equity and partners’ capital	$2,953,944	$355,583		$3,309,527

(1)	Other current assets includes natural gas imbalance receivables from affiliates of $0.4 million.
(2)	Accounts and natural gas imbalance payables includes amounts payable to affiliates of $68.3 million.
(3)	Accrued liabilities includes amounts payable to affiliates of $19.0 million.
(4)	Associated with the Western Gas Holdings, LLC Equity Incentive Plan, as amended and restated.

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements are based on the historical consolidated financial statements of Western Gas Equity Partners, LP and present the impact of transactions to be effected at the closing of its initial public offering as if such transactions occurred on September 30, 2012, in the case of the pro forma condensed consolidated balance sheet and as of January 1, 2011, in the case of the pro forma condensed consolidated statements of income for the year ended December 31, 2011, and for the nine months ended September 30, 2012. Refer to the Introduction to these unaudited pro forma condensed consolidated financial statements for discussion regarding the conversion of WGR Holdings, LLC to Western Gas Equity Partners, LP.

Upon completion of this offering, Western Gas Equity Partners, LP anticipates incurring incremental general and administrative expenses of approximately $3.0 million per year as a result of becoming a publicly traded partnership, including expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; and registrar and transfer agent fees. The unaudited pro forma condensed consolidated financial statements do not reflect these incremental general and administrative expenses.

2. PRO FORMA ADJUSTMENTS

The following pro forma adjustments are included in the Western Gas Equity Partners, LP unaudited pro forma condensed consolidated financial statements:

a)	The assumed gross proceeds to Western Gas Equity Partners, LP for the sale of 17,181,000 common units at an initial public price of $22.00 per common unit.

b)	The payment of underwriting discounts and structuring fee of an aggregate of $19.9 million, together with estimated offering expenses of $2.5 million, for a total of $22.4 million.

c)	The elimination of historical current and deferred income taxes as a result of the conversion of WGR Holdings, LLC to a limited partnership for tax purposes. Texas margin taxes have not been eliminated and will continue to be borne by Western Gas Equity Partners, LP subsequent to the closing of this offering.

d)	The increase in the value and immediate vesting of outstanding awards granted under the Western Gas Holdings, LLC Equity Incentive Plan, as amended and restated (the “Incentive Plan”).

e)	The conversion of adjusted net investment by Anadarko to partners’ capital of the limited partnership.

f)	The contribution from Anadarko of the cash payment to satisfy all outstanding awards under the Incentive Plan.

g)	The cash payment by WES GP to satisfy all outstanding awards under the Incentive Plan.

h)	The elimination of amounts payable to Anadarko related to compensation expense previously allocated to WES by Anadarko, pursuant to the WES omnibus and services and secondment agreements, for awards granted under the Incentive Plan.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

3. PRO FORMA NET INCOME PER COMMON UNIT

Pro forma basic and diluted net income per common unit is calculated by dividing the limited partners’ interest in net income by the number of common units expected to be outstanding at the closing of the offering. Pro forma net income per common unit is calculated assuming that pro forma cash distributions are equal to the pro forma net income attributable to Western Gas Equity Partners, LP. Pro forma net income attributable to Western Gas Equity Partners, LP for periods prior to the acquisition of assets from Anadarko, through WGP’s partnership interests in WES, is not allocated to the limited partners of WGP for purposes of calculating pro forma net income per common unit. As a result, pre-acquisition net income, representing the results attributable to the Bison assets and MGR assets prior to their acquisition by WES, has been excluded from pro forma net income attributable to Western Gas Equity Partners, LP for purposes of pro forma net income per common unit in these accompanying pro forma condensed consolidated financial statements.

WESTERN GAS EQUITY PARTNERS, LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Anadarko Petroleum Corporation:

We have audited the accompanying consolidated balance sheets of Western Gas Equity Partners, LP (the Partnership) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, equity and partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Gas Equity Partners, LP and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

September 14, 2012

WESTERN GAS EQUITY PARTNERS, LP

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
thousands	2011	2010	2009
Revenues—affiliates
Gathering, processing and transportation of natural gas and natural gas liquids	$217,852	$192,286	$181,477
Natural gas, natural gas liquids and condensate sales	417,547	369,903	330,855
Equity income and other, net	13,598	9,439	9,518

Total revenues—affiliates	648,997	571,628	521,850
Revenues—third parties
Gathering, processing and transportation of natural gas and natural gas liquids	83,477	60,987	64,989
Natural gas, natural gas liquids and condensate sales	84,836	26,134	30,790
Other, net	5,955	4,525	2,135

Total revenues—third parties	174,268	91,646	97,914

Total revenues	823,265	663,274	619,764

Operating expenses
Cost of product (1)	327,371	246,476	238,874
Operation and maintenance (1)	119,104	103,887	106,590
General and administrative (1)	39,114	29,640	33,171
Property and other taxes	16,579	14,273	14,173
Depreciation, amortization and impairments	111,904	91,010	90,692

Total operating expenses	614,072	485,286	483,500

Operating income	209,193	177,988	136,264
Interest income, net—affiliates	28,560	20,243	20,717
Interest expense (2)	(30,345)	(18,794)	(9,955)
Other income (expense), net	(44)	(538)	1,628

Income before income taxes	207,364	178,899	148,654
Income tax expense	45,664	51,464	39,667

Net income	161,700	127,435	108,987
Net income attributable to WES public unitholders and other noncontrolling interests	86,057	63,495	36,772

Net income attributable to Western Gas Equity Partners, LP	$75,643	$63,940	$72,215

(1)

Cost of product includes product purchases from Anadarko (as defined in Note 1) of $83.7 million, $95.7 million and $95.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. Operation and maintenance includes charges from Anadarko of $51.3 million, $46.4 million and $41.4 million for the years ended December 31, 2011, 2010 and 2009, respectively. General and administrative includes charges from Anadarko of $31.9 million, $23.8 million and $27.4 million for the years ended December 31, 2011, 2010 and 2009, respectively. See Note 5.

(2)	Includes affiliate (as defined in Note 1) interest expense of $4.9 million, $6.9 million and $9.1 million for years ended December 31, 2011, 2010 and 2009, respectively. See Note 11.

See accompanying Notes to Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

CONSOLIDATED BALANCE SHEETS

	December 31,
thousands	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$226,559	$27,074
Accounts receivable, net (1)	22,703	11,607
Other current assets (2)	7,186	5,944

Total current assets	256,448	44,625
Note receivable—Anadarko	260,000	260,000
Plant, property and equipment
Cost	2,638,013	2,239,808
Less accumulated depreciation	585,789	486,046

Net property, plant and equipment	2,052,224	1,753,762
Goodwill and other intangible assets	134,994	82,136
Equity investments	109,817	114,462
Other assets	24,143	8,109

Total assets	$2,837,626	$2,263,094

LIABILITIES, EQUITY AND PARTNERS’ CAPITAL
Current liabilities
Accounts and natural gas imbalance payables (3)	$26,588	$17,058
Accrued ad valorem taxes	8,186	6,262
Income taxes payable	495	160
Accrued liabilities (4)	41,315	28,240
Dividend payable—Anadarko (5)	35,638	6,979

Total current liabilities	112,222	58,699
Long-term debt—third parties	494,178	299,000
Note payable—Anadarko	175,000	175,000
Deferred income taxes	513,100	491,680
Dividend payable—Anadarko (5)	9,003	7,558
Asset retirement obligations and other	67,169	48,499

Total long-term liabilities	1,258,450	1,021,737

Total liabilities	1,370,672	1,080,436
Partners’ capital	528,873	369,837
Noncontrolling interests	938,081	812,821

Total equity and partners’ capital	1,466,954	1,182,658

Total liabilities, equity and partners’ capital	$2,837,626	$2,263,094

(1)	Accounts receivable, net includes amounts receivable from affiliates (as defined in Note 1) of zero and $1.8 million as of December 31, 2011 and 2010, respectively.
(2)	Other current assets includes natural gas imbalance receivables from affiliates of $0.5 million and zero as of December 31, 2011 and 2010, respectively.
(3)	Accounts and natural gas imbalance payables includes amounts payable to affiliates of $5.9 million and $1.5 million as of December 31, 2011 and 2010, respectively.
(4)	Accrued liabilities includes amounts payable to affiliates of $0.3 million and $0.6 million as of December 31, 2011 and 2010, respectively.
(5)	Associated with the Equity Incentive Plan. See Note 6.

See accompanying Notes to Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

CONSOLIDATED STATEMENTS OF EQUITY AND PARTNERS’ CAPITAL

thousands	Partners’ Capital	Noncontrolling Interests	Total
Balance at December 31, 2008	$1,084,795	$358,099	$1,442,894
Net income	72,215	36,772	108,987
Dividend payable—Anadarko (1)	(667)	—	(667)
WES equity transactions, net (3)	—	113,468	113,468
Contributions received from Chipeta noncontrolling interest owners (including Anadarko)	20,544	19,718	40,262
Distributions to Chipeta noncontrolling interest owners (including Anadarko)	(2,926)	(5,072)	(7,998)
Distributions to WES noncontrolling interest owners	—	(25,616)	(25,616)
Acquisition from affiliates	(101,451)	—	(101,451)
Net contributions from (distributions to) Anadarko	(160,750)	—	(160,750)
Non-cash equity-based compensation and other	(589)	342	(247)

Balance at December 31, 2009	$911,171	$497,711	$1,408,882
Net income	63,940	63,495	127,435
Dividend payable—Anadarko (1)	(11,371)	—	(11,371)
WES equity transactions, net (3)	—	304,351	304,351
Contributions received from Chipeta noncontrolling interest owners (including Anadarko)	—	2,053	2,053
Distributions to Chipeta noncontrolling interest owners (including Anadarko)	—	(13,222)	(13,222)
Distributions to WES noncontrolling interest owners		(41,857)	(41,857)
Acquisitions from affiliates	(734,780)	—	(734,780)
Net contributions from (distributions to) Anadarko	(85,853)	—	(85,853)
Contribution of other assets from Anadarko	10,715	—	10,715
Elimination of net deferred tax liabilities	214,464	—	214,464
Non-cash equity-based compensation and other	1,551	290	1,841

Balance at December 31, 2010	$369,837	$812,821	$1,182,658
Net income	75,643	86,057	161,700
Dividend payable—Anadarko (1)	(30,101)	—	(30,101)
Conversion of subordinated units (2)	160,407	(160,407)	—
WES equity transactions, net (3)	31,623	255,289	286,912
Contributions received from Chipeta noncontrolling interest owners (including Anadarko)	—	33,637	33,637
Distributions to Chipeta noncontrolling interest owners (including Anadarko)	—	(17,478)	(17,478)
Distributions to WES noncontrolling interest owners		(72,079)	(72,079)
Acquisition from affiliates	(25,000)	—	(25,000)
Contributions of equity-based compensation to WES by Anadarko	9,689	(23)	9,666
Net contributions from (distributions to) Anadarko	(84,724)	—	(84,724)
Contributions of other assets from Anadarko	29	—	29
Elimination of net deferred tax liabilities	22,072	—	22,072
Non-cash equity-based compensation and other	(602)	264	(338)

Balance at December 31, 2011	$528,873	$938,081	$1,466,954

(1)	Associated with the Equity Incentive Plan. See Note 6.
(2)	Includes $93.6 million of tax associated with WES equity transactions that occurred prior to the one-for-one conversion of WES subordinated units to common units in August 2011. See Note 4.
(3)

Includes the impact of WES’s public equity offerings and units issued in connection with acquisitions of assets from Anadarko as described in Note 2. Partners’ capital and noncontrolling interest include $18.4 million and $23.0 million, respectively, of tax associated with WES equity transactions for the year ended December 31, 2011. Noncontrolling interests include $34.1 million and $6.6 million of tax associated with WES equity transactions for the years ended December 31, 2010 and 2009, respectively. The $31.6 million increase to partners’ capital, together with net income attributable to Western Gas Equity Partners, LP totaled $107.3 million for the year ended December 31, 2011.

See accompanying Notes to Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
thousands	2011	2010	2009
Cash flows from operating activities
Net income	$161,700	$127,435	$108,987
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairments	111,904	91,010	90,692
Deferred income taxes	(24,699)	(3,068)	(8,785)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable, net	(881)	424	2,669
Increase (decrease) in accounts and natural gas imbalance payables and accrued liabilities, net	23,092	2,734	(14,267)
Change in other items, net	2,106	2,796	7,126

Net cash provided by operating activities	273,222	221,331	186,422
Cash flows from investing activities
Capital expenditures	(142,946)	(138,000)	(121,295)
Acquisitions from affiliates	(28,837)	(734,780)	(101,451)
Acquisitions from third parties	(301,957)	(18,047)	—
Investments in equity affiliates	(93)	(310)	(382)
Proceeds from sale of assets to affiliates	382	2,805	—
Proceeds from sale of assets to third parties	500	2,825	—

Net cash used in investing activities	(472,951)	(885,507)	(223,128)
Cash flows from financing activities
Borrowings, net of debt issuance costs	1,055,939	660,000	101,451
Repayments of debt	(869,000)	(361,000)	(101,451)
Revolving credit facility issuance costs	—	(12)	(4,263)
Proceeds from issuance of WES common and general partner units, net of offering expenses	328,345	338,483	120,080
Contributions received from Chipeta noncontrolling interest owners (including Anadarko)	33,637	2,053	40,262
Distributions to Chipeta noncontrolling interest owners (including Anadarko)	(17,478)	(13,222)	(7,998)
Distributions to WES noncontrolling interest owners	(72,079)	(41,857)	(25,616)
Net contributions from (distributions to) Anadarko	(60,150)	36,821	(51,849)

Net cash provided by financing activities	399,214	621,266	70,616

Net increase (decrease) in cash and cash equivalents	199,485	(42,910)	33,910
Cash and cash equivalents at beginning of period	27,074	69,984	36,074

Cash and cash equivalents at end of period	$226,559	$27,074	$69,984

Supplemental disclosures
Elimination of net deferred tax liabilities	$(46,121)	$52,743	$(115,209)
Dividend payable—Anadarko	$30,101	$11,371	$667
Contribution of assets from Anadarko	$29	$7,827	$—
Increase (decrease) in accrued capital expenditures	$5,402	$5,218	$13,390
Interest paid	$25,828	$16,497	$9,372
Interest received	$16,900	$16,900	$16,900
Taxes paid	$190	$507	$—

See accompanying Notes to Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General. Western Gas Equity Partners, LP is a Delaware limited partnership formed in September 2012 to own three types of partnership interests in Western Gas Partners, LP, a publicly traded partnership. Western Gas Partners, LP (together with its subsidiaries, “WES”) is a Delaware master limited partnership formed by Anadarko Petroleum Corporation (NYSE: APC) in 2007 to own, operate, acquire and develop midstream energy assets. WES closed its initial public offering to become publicly traded in 2008. Western Gas Equity Partners, LP was formed by converting WGR Holdings, LLC into a limited partnership and changing its name.

For purposes of these consolidated financial statements, “WGP” refers to Western Gas Equity Partners, LP and its consolidated subsidiaries, including Western Gas Holdings, LLC and WES. The “General Partner” or “WES GP” refers to Western Gas Holdings, LLC, individually as the general partner of WES, and excludes WES itself. “Anadarko” or “Parent” refers to Anadarko Petroleum Corporation and its consolidated subsidiaries, excluding WGP. “Affiliates” refers to wholly owned and partially owned subsidiaries of Anadarko, excluding WGP, and includes the interests in Fort Union Gas Gathering, LLC (“Fort Union”), White Cliffs Pipeline, LLC (“White Cliffs”) and Rendezvous Gas Services, LLC (“Rendezvous”).

The three types of partnership interests in WES owned by WGP are as follows: (i) a 2.0% general partner interest in WES, through a consolidated subsidiary, WES GP; (ii) all of the incentive distribution rights in WES, which entitle WGP to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and (iii) 100% of the non-public limited partner interest in WES. WES GP owns a 2.0% general partner interest in WES, which constitutes substantially all of its business, which primarily is to manage the affairs and operations of WES. Refer to Note 4 for a discussion on Anadarko’s holdings of WES equity.

WES is engaged in the business of gathering, processing, compressing, treating and transporting natural gas, condensate, NGLs and crude oil for Anadarko, as well as third-party producers and customers. Including the effect of the acquisition of Mountain Gas Resources, LLC (“MGR”), as described in Note 2, the assets of WGP, through its partnership interests in WES, include thirteen gathering systems, seven natural gas treating facilities, ten natural gas processing facilities, two NGL pipelines, one interstate gas pipeline, one intrastate gas pipeline, and three separate interests in Fort Union, White Cliffs and Rendezvous, which are accounted for under the equity method. These assets are located in East and West Texas, the Rocky Mountains (Colorado, Utah and Wyoming), and the Mid-Continent (Kansas and Oklahoma).

Basis of presentation. The accompanying consolidated financial statements of WGP have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and certain amounts have been reclassified to conform to the current year presentation. The consolidated financial statements include the accounts of WGP and entities in which it holds a controlling financial interest. Investments in non-controlled entities over which WES, or WGP through its investment in WES, exercises significant influence are accounted for under the equity method. All significant intercompany transactions have been eliminated. The information furnished herein reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of the consolidated financial statements.

The consolidated financial results of WES are included in WGP’s financial statements due to WGP’s 100% ownership interest in WES GP and WES GP’s control of WES. Throughout these notes to consolidated financial statements, and to the extent material, any differences between the consolidated financial results of WGP and WES are identified as those of WGP as a standalone parent and its subsidiaries, excluding WES.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

WGP has no independent operations or material assets other than its partnership interests in WES. WGP’s consolidated financial statements differ from those of WES primarily as a result of: (i) the presentation of noncontrolling interest ownership in WGP (attributable to the publicly held limited partner interests in WES), (ii) the elimination of WES GP’s investment in WES with WES GP’s underlying capital account and (iii) the recognition of the liabilities for awards issued pursuant to the Western Gas Holdings, LLC Equity Incentive Plan, as amended and restated (see Note 6). Refer to Income Taxes within this Note 1 for a description of the accounting for income taxes in the accompanying consolidated financial statements of WGP.

WGP noncontrolling interests. The interests in Chipeta Processing LLC (“Chipeta”), held by Anadarko and a third-party member, and the publicly held limited partner interests in WES are reflected as noncontrolling interests in the consolidated financial statements for all periods presented.

Chipeta. In July 2009, WES acquired a 51% interest in Chipeta and became party to Chipeta’s limited liability company agreement, as amended and restated (the “Chipeta LLC agreement”) (see Notes 2 and 3). As of December 31, 2011, Chipeta is owned 51% by WES, 24% by Anadarko and 25% by a third-party member. See Note 13.

WES. During the second quarter of 2008, WES completed its initial public offering of 20.8 million common units (representing a 38.4% limited partner interest) for net proceeds of $315.2 million ($343.4 million less $28.2 million for underwriting discounts and other offering expenses). Concurrent with WES’s initial public offering, Anadarko contributed assets to WES in exchange for an aggregate 59.6% initial limited partner interest (consisting of common and subordinated units) in WES, a 2% general partner interest and incentive distribution rights. All proceeds from the sale of the common units to the public were reported as noncontrolling interests in the consolidated balance sheet, including $160.4 million, net of tax of $93.6 million, transferred to partners’ capital when the WES subordinated units converted to common units in August 2011. Refer to Note 4 for a discussion of the WES subordinated unit conversion.

The difference between WGP’s carrying value of its investment in WES and the underlying book value of common units issued by WES is accounted for as an equity transaction. Thus, subsequent to the expiration of the subordination period, if WES issues common units at a price different than WGP’s per-unit carrying value, any resulting premium or discount is reflected as an adjustment to partners’ capital.

Presentation of WES assets. References to “WES assets,” as of December 31, 2011, refer to the assets indirectly owned by WGP through its partnership interests in WES, including the effect of the acquisition of MGR as described in Note 2. Because Anadarko controls WES through its ownership and control of WES GP, WES’s acquisition of assets from Anadarko is considered a transfer of net assets between entities under common control (see Note 2). As a result of common control asset acquisitions, WES, and WGP by virtue of its consolidation of WES, may be required to recast its financial statements to include the activities of the newly acquired commonly controlled assets as of the date of common control.

The consolidated financial statements for periods prior to the acquisition of the WES assets, the results for which are included within these consolidated financial statements for all periods presented, have been prepared from Anadarko’s historical cost-basis accounts and may not necessarily be indicative of the actual results of operations that would have occurred if WES had owned the assets during the periods reported.

Use of estimates. In preparing financial statements in accordance with GAAP, management makes informed judgments and estimates that affect the amounts reported in the consolidated financial statements and the notes

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

thereto. Management evaluates its estimates and related assumptions regularly, utilizing historical experience and other methods considered reasonable under the circumstances. Changes in facts and circumstances or additional information, may result in revised estimates and actual results may differ from these estimates. Effects on the business, financial condition and results of operations resulting from revisions to estimates are recognized when the facts that give rise to the revision become known.

Fair value. The fair-value-measurement standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard characterizes inputs used in determining fair value according to a hierarchy that prioritizes inputs based on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

Level 1—Inputs represent quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs).

Level 3—Inputs that are not observable from objective sources, such as management’s internally developed assumptions used in pricing an asset or liability (for example, an estimate of future cash flows used in management’s internally developed present value of future cash flows model that underlies the fair value measurement).

Nonfinancial assets and liabilities initially measured at fair value include certain assets and liabilities acquired in a third-party business combination, assets and liabilities exchanged in non-monetary transactions, long-lived assets (asset groups), goodwill and other intangibles, initial recognition of asset retirement obligations, and initial recognition of environmental obligations assumed in a third-party acquisition. Impairment analyses for long-lived assets, goodwill and other intangibles, and the initial recognition of asset retirement obligations and environmental obligations use Level 3 inputs. When WES is required to measure fair value, and there is not a market-observable price for the asset or liability or a market-observable price for a similar asset or liability, WES utilizes the cost, income, or market valuation approach depending on the quality of information available to support management’s assumptions.

The fair value of debt is the estimated amount that WES would have to pay to repurchase its debt, including any premium or discount attributable to the difference between the stated interest rate and market rate of interest at the balance sheet date. Fair values are based on quoted market prices for identical instruments, if available, or average valuations of similar debt instruments at the balance sheet date. See Note 11.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable reported on the consolidated balance sheets approximate fair value due to the short-term nature of these items.

Cash equivalents. WES considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Bad-debt reserve. WES revenues are primarily from Anadarko, for which no credit limit is maintained. WES analyzes its exposure to bad debt on a customer-by-customer basis for its third-party accounts receivable

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

and may establish credit limits for significant third-party customers. At December 31, 2011 and 2010, third-party accounts receivable are shown net of the associated bad-debt reserve of $17,000.

Natural gas imbalances. The consolidated balance sheets include natural gas imbalance receivables and payables resulting from differences in gas volumes received into the WES systems and gas volumes delivered by WES to its customers. Natural gas volumes owed to or by WES that are subject to monthly cash settlement are valued according to the terms of the contract as of the balance sheet dates, and reflect market index prices. Other natural gas volumes owed to or by WES are valued at the weighted average cost of natural gas as of the balance sheet dates and are settled in-kind. As of December 31, 2011, natural gas imbalance receivables and payables were approximately $2.3 million and $3.1 million, respectively. As of December 31, 2010, natural gas imbalance receivables and payables were approximately $0.4 million and $2.6 million, respectively. Changes in natural gas imbalances are reported in equity income and other, net or cost of product in the consolidated statements of income.

Inventory. The cost of NGLs inventories is determined by the weighted average cost method on a location-by-location basis. Inventory is stated at the lower of weighted-average cost or market value and is reported in other current assets in the consolidated balance sheets.

Property, plant and equipment. Property, plant and equipment are generally stated at the lower of historical cost less accumulated depreciation or at fair value, if impaired. Because acquisitions of assets from Anadarko are transfers of net assets between entities under common control, the assets acquired from Anadarko are initially recorded at Anadarko’s historic carrying value. The difference between the carrying value of net assets acquired from Anadarko and the consideration paid is recorded as an adjustment to equity and partners’ capital.

Assets acquired in a business combination or non-monetary exchange with a third party are initially recorded at fair value. All construction-related direct labor and material costs are capitalized. The cost of renewals and betterments that extend the useful life of property, plant and equipment is also capitalized. The cost of repairs, replacements and major maintenance projects that do not extend the useful life or increase the expected output of property, plant and equipment is expensed as incurred.

Depreciation is computed over the asset’s estimated useful life using the straight-line method or half-year convention method, based on estimated useful lives and salvage values of assets. Uncertainties that may impact these estimates include, but are not limited to, changes in laws and regulations relating to environmental matters, including air and water quality, restoration and abandonment requirements, economic conditions and supply and demand in the area. When assets are placed into service, management makes estimates with respect to useful lives and salvage values. However, subsequent events could cause a change in estimates, thereby impacting future depreciation amounts.

Management evaluates the ability to recover the carrying amount of its long-lived assets to determine whether its long-lived assets have been impaired. Impairments exist when the carrying amount of an asset exceeds estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, estimates of future undiscounted cash flows take into account possible outcomes and probabilities of their occurrence. If the carrying amount of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, the impairment loss is measured as the excess of the asset’s carrying amount over its estimated fair value, such that the asset’s carrying amount is adjusted to its estimated fair value with an offsetting charge to impairment expense.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

During the year ended December 31, 2011, an impairment of $7.3 million was recognized for certain equipment and materials. The costs of the equipment and materials, previously capitalized as assets under construction and related to a Red Desert complex (see Note 2) expansion project, were deemed no longer recoverable as the expansion project was indefinitely postponed by Anadarko management. Subsequent to the project evaluation and impairment, the remaining fair value of the equipment and materials, approximately $10.6 million, was reclassified from within property, plant and equipment to other assets on the consolidated balance sheet as of December 31, 2011. Also during 2011, following an evaluation of future cash flows, an impairment of $3.0 million was recognized for a transportation pipeline. This asset was impaired to fair value, estimated using Level 3 fair-value inputs.

During the year ended December 31, 2010, an impairment of $0.6 million was recognized related to a compressor sold during the year to a third party, and $0.3 million of impairment due to cancelled capital projects and additional costs recorded on a project previously impaired to salvage value. During the year ended December 31, 2009, an impairment of $6.1 million was recognized for an idle pipeline for which no future cash flows were expected.

Capitalized interest. Interest is capitalized as part of the historical cost of constructing assets for significant projects that are in progress. Capitalized interest is determined by multiplying WES’s weighted-average borrowing cost on debt by the average amount of qualifying costs incurred. Once the construction of an asset subject to interest capitalization is completed and the asset is placed in service, the associated capitalized interest is expensed through depreciation or impairment, together with other capitalized costs related to that asset.

Goodwill and other intangible assets. Goodwill represents the allocated portion of Anadarko’s midstream goodwill attributed to the assets WGP, through its partnership interests in WES, acquired from Anadarko. The carrying value of Anadarko’s midstream goodwill represents the excess of the purchase price of an entity over the estimated fair value of the identifiable assets acquired and liabilities assumed by Anadarko. Accordingly, the goodwill balance does not reflect, and in some cases is significantly different than, the difference between the consideration WES paid for its acquisitions from Anadarko and the fair value of the net assets on the acquisition date. The consolidated balance sheets as of December 31, 2011 and 2010, include goodwill of $82.1 million, none of which is deductible for tax purposes.

Goodwill is evaluated for impairment annually, as of October 1, or more often as facts and circumstances warrant. The first step in the goodwill impairment test is to compare the fair value of each reporting unit to which goodwill has been assigned to the carrying amount of net assets, including goodwill, of the respective reporting unit. WES has allocated goodwill on its two reporting units: (i) gathering and processing and (ii) transportation. If the carrying amount of the reporting unit exceeds its fair value, step two in the goodwill impairment test requires goodwill to be written down to its implied fair value through a charge to operating expense based on a hypothetical purchase price allocation. No goodwill impairment has been recognized in the accompanying consolidated financial statements. The carrying value of goodwill after such an impairment would represent a Level 3 fair value measurement.

WES assesses intangible assets, as described in Note 9, for impairment together with related underlying long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairments exist when the carrying amount of an asset exceeds estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, estimates of future undiscounted cash flows take into account possible outcomes and probabilities of their occurrence. If the carrying

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

amount of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, the impairment loss is measured as the excess of the asset’s carrying amount over its estimated fair value such that the asset’s carrying amount is adjusted to its estimated fair value with an offsetting charge to operating expense. No intangible asset impairment has been recognized in the accompanying consolidated financial statements.

Equity-method investments. The following table presents the activity of WES’s equity investments in Fort Union, White Cliffs and Rendezvous:

	Equity Investments
thousands	Fort Union (1)	White Cliffs (2)	Rendezvous (3)
Balance at December 31, 2009	$20,060	$1,284	$78,216
Investment earnings, net of amortization	5,723	917	988
Contributions	310	—	—
Distributions	(4,665)	(1,270)	(5,038)
Acquisition of additional 9.6% interest from third party	—	18,047	—
Other	—	—	(110)

Balance at December 31, 2010	$21,428	$18,978	$74,056
Investment earnings, net of amortization	6,067	4,023	1,171
Contributions	—	93	—
Distributions	(5,227)	(5,384)	(5,388)

Balance at December 31, 2011	$22,268	$17,710	$69,839

(1)

WES has a 14.81% interest in Fort Union, a joint venture which owns a gathering pipeline and treating facilities in the Powder River Basin. Anadarko is the construction manager and physical operator of the Fort Union facilities. Certain business decisions, including, but not limited to, decisions with respect to significant expenditures or contractual commitments, annual budgets, material financings, dispositions of assets or amending the owners’ firm gathering agreements, require 65% or unanimous approval of the owners. Each of the joint venture members has pledged its respective equity interest to the administrative agent of Fort Union’s credit agreement.

(2)

WES has a 10% interest in White Cliffs, a limited liability company which owns a crude oil pipeline that originates in Platteville, Colorado and terminates in Cushing, Oklahoma and became operational in June 2009. The third-party majority owner is the manager of the White Cliffs operations. Certain business decisions, including, but not limited to, approval of annual budgets and decisions with respect to significant expenditures, contractual commitments, acquisitions, material financings, dispositions of assets or admitting new members, require more than 75% approval of the members.

(3)

WES has a 22% interest in Rendezvous, a limited liability company that operates gas gathering facilities in southwestern Wyoming. Certain business decisions, including, but not limited to, decisions with respect to significant expenditures or contractual commitments, annual budgets, material financings, dispositions of assets or amending the members’ gas servicing agreements, require unanimous approval of the members.

The investment balance at December 31, 2011, includes $2.7 million and $47.9 million for the purchase price allocated to the investment in Fort Union and Rendezvous, respectively, in excess of the historic cost basis of Western Gas Resources, Inc. (entity that owned the interests in Fort Union and Rendezvous, which Anadarko acquired in August 2006). This excess balance is attributable to the difference between the fair value and book value of their gathering and treating facilities (at the time Western Gas Resources, Inc. was acquired by Anadarko) and is being amortized over the remaining estimated useful life of those facilities.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The White Cliffs investment balance at December 31, 2011, is $10.4 million less than WES’s underlying equity in White Cliffs’ net assets as of December 31, 2011, primarily due to WES recording the acquisition of its initial 0.4% interest in White Cliffs at Anadarko’s historic carrying value. This difference is being amortized to equity income over the remaining estimated useful life of the White Cliffs pipeline.

Management evaluates its equity-method investments for impairment whenever events or changes in circumstances indicate that the carrying value of such investments may have experienced a decline in value that is other than temporary. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether the investment has been impaired. Management assesses the fair value of equity-method investments using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models. If the estimated fair value is less than the carrying value, the excess of the carrying value over the estimated fair value is recognized as an impairment loss.

Asset retirement obligations. Management recognizes a liability based on the estimated costs of retiring tangible long-lived assets. The liability is recognized at fair value, measured using discounted expected future cash outflows for the asset retirement obligation when the obligation originates, which generally is when an asset is acquired or constructed. The carrying amount of the associated asset is increased commensurate with the liability recognized. Over time, the discounted liability is accreted through accretion expense to its expected settlement value. Subsequent to the initial recognition, the liability is also adjusted for any changes in the expected value of the retirement obligation (with a corresponding adjustment to property, plant and equipment) until the obligation is settled. Revisions in estimated asset retirement obligations may result from changes in estimated inflation rates, discount rates, asset retirement costs and the estimated timing of settling asset retirement obligations. See Note 10.

Environmental expenditures. WES expenses environmental expenditures related to conditions caused by past operations that do not generate current or future revenues. Environmental expenditures related to operations that generate current or future revenues are expensed or capitalized, as appropriate. Liabilities are recorded when the necessity for environmental remediation or other potential environmental liabilities becomes probable and the costs can be reasonably estimated. Accruals for estimated losses from environmental remediation obligations are recognized no later than at the time of the completion of the remediation feasibility study. These accruals are adjusted as additional information becomes available or as circumstances change. Costs of future expenditures for environmental-remediation obligations are not discounted to their present value. See Note 12.

Segments. Because WGP reflects its ownership interest in WES on a consolidated basis, and has no independent operations or material assets outside those of WES, WGP’s segment analysis and presentation is the same as WES. WES’s operations are organized into a single operating segment, the assets of which consist of natural gas, NGLs and crude oil gathering and processing systems, treating facilities, pipelines and related plants and equipment.

Revenues and cost of product. Under its fee-based gathering, treating and processing arrangements, WES is paid a fixed fee based on the volume and thermal content of natural gas and recognizes revenues for its services in the month such services are performed. Producers’ wells are connected to WES’s gathering systems for delivery of natural gas to the processing or treating plants, where the natural gas is processed to extract NGLs and condensate or treated in order to satisfy pipeline specifications. In some areas, where no processing is required, the producers’ gas is gathered and delivered to pipelines for market delivery. Under percent-of-proceeds contracts, revenue is recognized when the natural gas, NGLs or condensate are sold and the related purchases are recorded as a percentage of the product sale.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

WES purchases natural gas volumes at the wellhead for gathering and processing. As a result, WES has volumes of NGLs and condensate to sell and volumes of residue gas to either sell, to use for system fuel or to satisfy keep-whole obligations. In addition, depending upon specific contract terms, condensate and NGLs recovered during gathering and processing are either returned to the producer or retained and sold. Under keep-whole contracts, when condensate or NGLs are retained and sold, producers are kept whole for the condensate or NGL volumes through the receipt of a thermally equivalent volume of residue gas. The keep-whole contract conveys an economic benefit to WES when the combined value of the individual NGLs is greater in the form of liquids than as a component of the natural gas stream; however, WES is adversely impacted when the value of the NGLs is lower as liquids than as a component of the natural gas stream. Revenue is recognized from the sale of condensate and NGLs upon transfer of title and related purchases are recorded as cost of product.

WES earns transportation revenues through firm contracts that obligate each of its customers to pay a monthly reservation or demand charge regardless of the pipeline capacity used by that customer. An additional commodity usage fee is charged to the customer based on the actual volume of natural gas transported. Transportation revenues are also generated from interruptible contracts pursuant to which a fee is charged to the customer based on volumes transported through the pipeline. Revenues for transportation of natural gas and NGLs are recognized over the period of firm transportation contracts or, in the case of usage fees and interruptible contracts, when the volumes are received into the pipeline. From time to time, certain revenues may be subject to refund pending the outcome of rate matters before the Federal Energy Regulatory Commission (the “FERC”) and reserves are established where appropriate.

Proceeds from the sale of residue gas, NGLs and condensate are reported as revenues from natural gas, natural gas liquids and condensate in the consolidated statements of income. Revenues attributable to the fixed-fee component of gathering and processing contracts as well as demand charges and commodity usage fees on transportation contracts are reported as revenues from gathering, processing and transportation of natural gas and natural gas liquids in the consolidated statements of income.

Equity-based compensation. Grants made under equity-based compensation plans result in equity-based compensation expense, which is determined by reference to the fair value of equity compensation. For equity-based awards ultimately settled through the issuance of units or stock, the fair value is measured as of the date of the relevant equity grant. For liability-based awards issued and ultimately settled in cash, the fair value of the relevant equity grant is revised periodically based on the estimated fair value of WES GP using a discounted cash flow estimate and multiples-valuation terminal value. See Note 6.

Income taxes. Prior to its September 2012 conversion to a limited partnership legal form, WGP was WGR Holdings, LLC, a single-member Delaware limited liability company treated as a division of Anadarko and disregarded for U.S. federal income tax purposes. As such, WGR Holdings, LLC is included in Anadarko’s consolidated income tax return for federal and state income tax purposes. In addition to WES’s historic Texas margin tax expense and liabilities, the accompanying consolidated financial statements of WGP include income tax expense and liabilities incurred by WGR Holdings, LLC, computed on a separate-return basis.

Deferred federal and state income taxes included in the accompanying consolidated financial statements are attributable to temporary differences between the financial statement carrying amount and tax basis of WGP’s investment in WES. WGP’s accounting policy is to “look through” its investment in WES for purposes of calculating deferred income tax asset and liability balances attributable to WGP’s partnership interests in WES. The application of such accounting policy resulted in no deferred income taxes being recognized for the book and tax basis difference in WES goodwill, which is non-deductible for tax purposes for all periods presented.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other assets. For all periods presented, other assets on the consolidated balance sheets include a $0.7 million receivable recognized in conjunction with the capital lease component of a processing agreement assumed in connection with the MGR acquisition. The agreement, in which WES is the lessor, extends through November 2014. Other assets also includes $4.6 million related to the unguaranteed residual value of the processing plant included in the processing agreement, based on a measurement of fair value estimated when the plant was acquired by Anadarko in 2006. Interest income related to the capital lease is recorded to other income (expense), net on the accompanying consolidated statements of income.

Recently issued accounting standard not yet adopted. In September 2011, the Financial Accounting Standards Board issued an Accounting Standards Update (“ASU”) that permits an initial assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount for goodwill impairment testing purposes. Thus, determining a reporting unit’s fair value is not required unless, as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount. This ASU is effective prospectively beginning January 1, 2012. Adoption of this ASU will have no impact on the accompanying consolidated financial statements.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. ACQUISITIONS

The following table presents the acquisitions completed by WES during the years ended December 31, 2011, 2010 and 2009, and identifies the funding sources for such acquisitions:

thousands except unit and percent amounts	Acquisition Date	Percentage Acquired	Borrowings	Cash On Hand	WES Common Units Issued	WES GP Units Issued
Chipeta (1)	07/01/09	51%	$101,451	$4,638	351,424	7,172
Granger (2)	01/29/10	100%	210,000	31,680	620,689	12,667
Wattenberg (3)	08/02/10	100%	450,000	23,100	1,048,196	21,392
White Cliffs (4)	09/28/10	10%	—	38,047	—	—
Platte Valley (5)	02/28/11	100%	303,000	602	—	—
Bison (6)	07/08/11	100%	—	25,000	2,950,284	60,210

(1)

The assets acquired from Anadarko include a 51% membership interest in Chipeta, together with an associated NGL pipeline. These assets provide processing and transportation services in the Greater Natural Buttes area in Uintah County, Utah. Chipeta owns a natural gas processing plant with two processing trains: a refrigeration unit and a cryogenic unit. In addition, in November 2009, Chipeta acquired the Natural Buttes plant including a compressor station and processing plant from a third party for $9.1 million, of which $4.5 million was contributed by the noncontrolling interest owners to fund their proportionate share. The 51% membership interest in Chipeta and associated NGL pipeline are referred to collectively as the “Chipeta assets” and the acquisition is referred to as the “Chipeta acquisition.”

(2)

The assets acquired from Anadarko include (i) the Granger gathering system with related compressors and other facilities, and (ii) the Granger complex, consisting of cryogenic trains, a refrigeration train, an NGLs fractionation facility and ancillary equipment. These assets, located in southwestern Wyoming, are referred to collectively as the “Granger assets” and the acquisition as the “Granger acquisition.”

(3)

The assets acquired from Anadarko include the Wattenberg gathering system and related facilities, including the Fort Lupton processing plant. These assets, located in the Denver-Julesburg Basin, north and east of Denver, Colorado, are referred to collectively as the “Wattenberg assets” and the acquisition as the “Wattenberg acquisition.”

(4)

White Cliffs owns a crude oil pipeline that originates in Platteville, Colorado and terminates in Cushing, Oklahoma, which became operational in June 2009. The acquisition of the 0.4% interest in White Cliffs and related purchase option from Anadarko combined with the acquisition of an additional 9.6% interest in White Cliffs from a third party, are referred to collectively as the “White Cliffs acquisition.” The membership interest in White Cliffs is referred to as the “White Cliffs investment.”

(5)

The assets acquired from a third party include (i) a natural gas gathering system and related compression and other ancillary equipment, and (ii) cryogenic gas processing facilities. These assets, located in the Denver-Julesburg Basin, are referred to collectively as the “Platte Valley assets” and the acquisition as the “Platte Valley acquisition.” See further information below, including the final allocation of the purchase price in August 2011.

(6)

The Bison gas treating facility acquired from Anadarko is located in the Powder River Basin in northeastern Wyoming, and includes (i) three amine treating units, (ii) compressor units, and (iii) generators. These assets are referred to collectively as the “Bison assets” and the acquisition as the “Bison acquisition.” The Bison assets are the only treating and delivery point into the third-party-owned Bison pipeline. Anadarko began construction of the Bison assets in 2009 and placed them in service in June 2010. See further information below.

Platte Valley acquisition. The Platte Valley acquisition has been accounted for under the acquisition method of accounting. The Platte Valley assets and liabilities were recorded in the consolidated balance sheet at their

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. ACQUISITIONS (CONTINUED)

estimated fair values as of the acquisition date. Results of operations attributable to the Platte Valley assets were included in the consolidated statements of income beginning on the acquisition date in the first quarter of 2011.

The table below reflects the final allocation of the purchase price, including a $1.6 million adjustment to intangible assets recorded in August 2011, to the assets acquired and liabilities assumed in the Platte Valley acquisition:

thousands
Property, plant and equipment	$264,521
Intangible assets	53,754
Asset retirement obligations and other liabilities	(16,318)

Total purchase price	$301,957

The purchase price allocation is based on an assessment of the fair value of the assets acquired and liabilities assumed in the Platte Valley acquisition, after consideration of post-closing purchase price adjustments. The fair values of the plant and processing facilities, related equipment, and intangible assets acquired were based on the market, cost and income approaches. The liabilities assumed include certain amounts associated with environmental contingencies estimated by management. All fair-value measurements of assets acquired and liabilities assumed are based on inputs that are not observable in the market and thus represent Level 3 inputs. For more information regarding the intangible assets presented in the table above, see Note 9.

The following table presents the pro forma condensed financial information as if the Platte Valley acquisition had occurred on January 1, 2011:

thousands	Year Ended December 31, 2011
Revenues	$839,304
Net income	164,426
Net income attributable to Western Gas Equity Partners, LP	78,369

The pro forma information is presented for illustration purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been completed at the assumed date, nor is it necessarily indicative of future operating results of the combined entity. Pro forma information in the table above includes $83.4 million of revenues and $59.1 million of operating expenses, excluding depreciation, amortization and impairments, attributable to the Platte Valley assets that are included in the consolidated statement of income for the year ended December 31, 2011. The pro forma adjustments reflect pre-acquisition results of the Platte Valley assets for January and February 2011, including (a) estimated revenues and expenses; (b) estimated depreciation and amortization based on the purchase price allocated to property, plant and equipment and other intangible assets and estimated useful lives; (c) elimination of $0.7 million of acquisition-related costs; and (d) interest on the WES borrowings under its revolving credit facility to finance the Platte Valley acquisition. The pro forma adjustments include estimates and assumptions based on currently available information. Management believes the estimates and assumptions are reasonable, and the relative effects of the transactions are properly reflected. The pro forma information does not reflect any cost savings or other synergies anticipated as a result of the acquisition, nor does it reflect any future acquisition related expenses. Pro forma information is not presented for periods ended on or before December 31, 2010, as it is not practical to determine revenues and cost of product for periods prior to January 1, 2011, the effective date of the gathering and processing agreement with the seller.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. ACQUISITIONS (CONTINUED)

MGR acquisition. On January 13, 2012, WES completed the acquisition of Anadarko’s 100% ownership interest in MGR which owns the Red Desert complex, a 22% interest in Rendezvous and related facilities, effective January 1, 2012. The Red Desert complex includes the Patrick Draw processing plant, the Red Desert processing plant, 1,295 miles of gathering lines and related facilities. Rendezvous owns a 338-mile mainline gathering system serving the Jonah and Pinedale Anticline fields in southwestern Wyoming, which delivers gas to the Granger complex and other locations. These assets are referred to collectively as the “MGR assets” and the acquisition as the “MGR acquisition.” Consideration paid includes: (i) $159.6 million of cash on hand, (ii) $299.0 million borrowings on WES’s senior unsecured revolving credit facility, and (iii) the issuance of 632,783 WES common units and 12,914 WES GP units.

3. WES DISTRIBUTIONS

WES’s partnership agreement requires it to distribute all of its available cash (as defined in WES’s partnership agreement) to unitholders of record on the applicable record date within 45 days of the end of each quarter. WES declared the following cash distributions to its unitholders, including distributions to WGP, for the periods presented (see also Note 13):

thousands except per-unit amounts Quarters Ended	Total Quarterly Distribution per Unit	Total Cash Distribution	Date of Distribution
2009
March 31	$0.300	$17,030	May 2009
June 30	$0.310	$17,718	August 2009
September 30	$0.320	$18,289	November 2009
December 31	$0.330	$21,393	February 2010
2010
March 31	$0.340	$22,042	May 2010
June 30	$0.350	$24,378	August 2010
September 30	$0.370	$26,381	November 2010
December 31	$0.380	$30,564	February 2011
2011
March 31	$0.390	$33,168	May 2011
June 30	$0.405	$36,063	August 2011
September 30	$0.420	$40,323	November 2011
December 31 (1)	$0.440	$43,027	February 2012

(1)

On January 18, 2012, the board of directors of WES GP declared a cash distribution to WES unitholders of $0.44 per unit, or $43.0 million in aggregate, including incentive distributions. The cash distribution was paid on February 13, 2012, to unitholders of record at the close of business on February 1, 2012.

Available cash. The amount of available cash (as defined in WES’s partnership agreement) generally is all cash on hand at the end of the quarter, plus, at the discretion of WES GP, working capital borrowings made subsequent to the end of such quarter, less the amount of cash reserves established by WES GP to provide for the proper conduct of WES’s business, including reserves to fund future capital expenditures, to comply with applicable laws, debt instruments or other agreements (such as the Chipeta LLC agreement), or to provide funds for distributions to its unitholders and to WES GP for any one or more of the next four quarters. Working capital borrowings generally include borrowings made under a credit facility or similar financing arrangement. It is intended that working capital borrowings be repaid within 12 months. In all cases, working capital borrowings are used solely for working capital purposes or to fund distributions to partners.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. WES DISTRIBUTIONS (CONTINUED)

General partner interest in WES and incentive distribution rights. WES GP is currently entitled to 2.0% of all quarterly distributions made by WES. WES GP is entitled to incentive distributions if the amount distributed by WES with respect to any quarter exceeds specified target levels shown below:

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum quarterly distribution	$0.300	98.0%	2.0%
First target distribution	up to $0.345	98.0%	2.0%
Second target distribution	above $0.345 up to $0.375	85.0%	15.0%
Third target distribution	above $0.375 up to $0.450	75.0%	25.0%
Thereafter	above $0.450	50.0%	50.0%

The table above assumes that WES GP maintains its 2.0% general partner interest, that there are no arrearages on WES common units, and that WES GP continues to own the incentive distribution rights. The maximum distribution sharing percentage of 50.0% includes distributions paid to WES GP on its 2.0% general partner interest and does not include any distributions that it may receive on WES common units that it owns or may acquire.

4. EQUITY AND PARTNERS’ CAPITAL

Holdings of WES equity. WES’s common units are listed on the New York Stock Exchange under the symbol “WES.” As of December 31, 2011, Anadarko, through its ownership of WGP, indirectly held 1,839,613 general partner units of WES, representing a 2.0% general partner interest in WES, 39,789,221 common units representing a 43.3% limited partner interest in WES, and 100% of WES’s incentive distribution rights. The public held 50,351,778 WES common units, representing a 54.7% interest in WES. See Note 13.

Equity offerings. WES completed the following public offerings of its common units during 2009, 2010 and 2011 (see also Note 13):

thousands except unit and per-unit amounts	WES Common Units Issued (2)	WES GP Units (3)	Price Per Unit	Underwriting Discount and Other Offering Expenses	Net Proceeds to WES
December 2009 equity offering	6,900,000	140,817	$18.20	$5,500	$122,539
May 2010 equity offering (1)	4,558,700	93,035	22.25	4,427	99,074
November 2010 equity offering	8,415,000	171,734	29.92	10,325	246,729
March 2011 equity offering	3,852,813	78,629	35.15	5,621	132,569
September 2011 equity offering	5,750,000	117,347	35.86	7,655	202,748

(1)	Refers collectively to the May 2010 equity offering issuance, and the June 2010 exercise of the underwriters’ over-allotment option.
(2)

Includes the issuance of 900,000 WES common units, 558,700 WES common units, 915,000 WES common units, 302,813 WES common units and 750,000 WES common units pursuant to the exercise, in full or in part, of the underwriters’ over-allotment options granted in connection with the December 2009, May 2010, November 2010, March 2011 and September 2011 equity offerings, respectively.

(3)	Represents general partner units of WES issued to WES GP in exchange for WES GP’s proportionate capital contribution to maintain its 2.0% general partner interest.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. EQUITY AND PARTNERS’ CAPITAL (CONTINUED)

Conversion of WES subordinated units. Concurrent with the closing of the WES initial public offering in 2008, Anadarko contributed the initial assets of WES in exchange for a 2.0% general partnership interest in WES, 5,725,431 common units of WES, 26,536,306 subordinated units of WES, and 100% of the incentive distribution rights. Based on the terms of WES’s partnership agreement, the subordination period ends after WES has earned and paid at least $1.20 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit of WES, as well as the corresponding distribution on WES GP’s 2.0% interest for each of three consecutive, non-overlapping four quarter periods ending on or after June 30, 2011. From its inception through June 30, 2011, WES paid equal distributions per unit on its common, subordinated and general partner units. Upon payment of the cash distribution for the second quarter of 2011 by WES, the financial requirements for the conversion of all subordinated units were satisfied. As a result, the 26,536,306 subordinated units of WES were converted on August 15, 2011, on a one-for-one basis, into WES common units. Upon the conversion, $160.4 million, net of tax of $93.6 million, related to pre-conversion changes in WGP’s ownership interest in WES was transferred from noncontrolling interests to partners’ capital. The conversion did not impact the amount of the cash distribution paid or the total number of WES’s outstanding units representing limited partner interests.

5. TRANSACTIONS WITH AFFILIATES

Affiliate transactions. Revenues from affiliates include amounts earned by WES from services provided to Anadarko as well as from the sale of residue gas, condensate and NGLs to Anadarko. In addition, WES purchases natural gas from an affiliate of Anadarko pursuant to gas purchase agreements. Operating and maintenance expense includes amounts accrued for or paid to affiliates for the operation of the WES assets, whether in providing services to affiliates or to third parties, including field labor, measurement and analysis, and other disbursements. A portion of WES’s general and administrative expenses is paid by Anadarko, which results in affiliate transactions pursuant to the reimbursement provisions of the WES omnibus agreement. Affiliate expenses do not bear a direct relationship to affiliate revenues, and third-party expenses do not bear a direct relationship to third-party revenues. See Note 2 for further information related to contributions of assets to WES by Anadarko.

Cash management. Anadarko operates a cash management system whereby excess cash from most of its subsidiaries (including WGP), held in separate bank accounts, is generally swept to centralized accounts. Prior to the acquisitions of the WES assets, third-party sales and purchases related to such assets were received or paid in cash by Anadarko within its centralized cash management system. Anadarko charged or credited WES interest at a variable rate on outstanding affiliate balances for the periods these balances remained outstanding. The outstanding affiliate balances were entirely settled through an adjustment to equity and partners’ capital in connection with the acquisition of the WES assets. Subsequent to the acquisition of the WES assets, transactions related to such assets are cash settled directly with third parties and with Anadarko affiliates, and affiliate-based interest expense on current intercompany balances is not charged. Chipeta cash settles its transactions directly with third parties and Anadarko, as well as with the other subsidiaries of WES.

Note receivable from and note payable to Anadarko. In May 2008, WES loaned $260.0 million to Anadarko in exchange for a 30-year note bearing interest at a fixed annual rate of 6.50%, payable quarterly. The fair value of the note receivable from Anadarko was approximately $303.7 million and $258.9 million at December 31, 2011 and 2010, respectively. The fair value of the note reflects consideration of credit risk and any premium or discount for the differential between the stated interest rate and quarter-end market interest rate, based on quoted market prices of similar debt instruments.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. TRANSACTIONS WITH AFFILIATES (CONTINUED)

In December 2008, WES entered into a term loan agreement with Anadarko, discussed further in Note 11. Also see Note 13 for transactions occurring subsequent to December 31, 2011.

Commodity price swap agreements. WES has commodity price swap agreements with Anadarko to mitigate exposure to commodity price volatility that would otherwise be present as a result of the purchase and sale of natural gas, condensate or NGLs. Notional volumes for each of the swap agreements are not specifically defined; instead, the commodity price swap agreements apply to the actual volume of natural gas, condensate and NGLs purchased and sold at the Hilight, Hugoton, Newcastle, Granger and Wattenberg assets, with various expiration dates through September 2015. In December 2011, WES extended the commodity price swap agreements for the Hilight and Newcastle assets through December 2013. The commodity price swap agreements do not satisfy the definition of a derivative financial instrument and, therefore, are not required to be re-measured at fair value. See Note 13 for commodity price swap agreements entered into in December 2011, related to the MGR acquisition, with forward-starting effective dates beginning January 2012.

Below is a summary of the fixed price ranges on WES’s outstanding commodity price swap agreements as of December 31, 2011:

per barrel except natural gas	Year Ended December 31,
	2012			2013			2014			2015
Ethane	$18.21	–	29.78	$18.32	–	30.10	$18.36	–	30.53	$18.41
Propane	$45.23	–	53.28	$45.90	–	55.84	$46.47	–	52.37	$47.08
Isobutane	$57.50	–	67.22	$60.44	–	68.11	$61.24	–	69.23	$62.09
Normal butane	$52.40	–	62.92	$53.20	–	66.37	$53.89	–	64.78	$54.62
Natural gasoline	$69.77	–	85.15	$70.89	–	92.23	$71.85	–	79.74	$72.88
Condensate	$72.73	–	78.52	$74.04	–	83.93	$75.22	–	79.56	$76.47	–	78.61
Natural gas (per MMbtu)	$4.15	–	5.97	$3.75	–	6.09	$5.32	–	6.20	$5.50	–	5.96

The following table summarizes realized gains and losses on WES’s commodity price swap agreements as reflected in the consolidated financial statements:

	Year Ended December 31,
thousands	2011	2010	2009
Gains (losses) on commodity price swap agreements related to sales: (1)
Natural gas sales	$33,845	$20,200	$18,446
Natural gas liquids sales	(36,802)	2,953	2,196

Total	(2,957)	23,153	20,642
Losses on commodity price swap agreements related to purchases (2)	(27,234)	(23,344)	(16,538)

Net gains (losses) on commodity price swap agreements	$(30,191)	$(191)	$4,104

(1)	Reported in affiliate natural gas, NGLs and condensate sales in the consolidated statements of income in the period in which the related sale is recorded.
(2)	Reported in cost of product in the consolidated statements of income in the period in which the related purchase is recorded.

Gas gathering and processing agreements. WES has significant gas gathering and processing arrangements with affiliates of Anadarko on a majority of its systems. Approximately 75%, 73% and 76% of WES’s gathering, transportation and treating throughput (excluding equity investment throughput) for the years ended

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. TRANSACTIONS WITH AFFILIATES (CONTINUED)

December 31, 2011, 2010 and 2009, respectively, was attributable to natural gas production owned or controlled by Anadarko. Approximately 64%, 66% and 58% of WES’s processing throughput (excluding equity investment throughput) for the years ended December 31, 2011, 2010 and 2009, respectively, was attributable to natural gas production owned or controlled by Anadarko.

In connection with the MGR acquisition, WES entered into 10-year, fee-based gathering and processing agreements with Anadarko effective December 1, 2011, for all affiliate throughput on the MGR assets.

Gas purchase and sale agreements. WES sells substantially all of its natural gas, NGLs, and condensate to Anadarko Energy Services Company (“AESC”), Anadarko’s marketing affiliate. In addition, WES purchases natural gas from AESC pursuant to gas purchase agreements. WES’s gas purchase and sale agreements with AESC are generally one-year contracts, subject to annual renewal.

WES Omnibus agreement. Pursuant to the WES omnibus agreement, Anadarko performs centralized corporate functions for WES, such as legal; accounting; treasury; cash management; investor relations; insurance administration and claims processing; risk management; health, safety and environmental; information technology; human resources; credit; payroll; internal audit; tax; marketing; and midstream administration. Prior to expiration on December 31, 2010, WES’s reimbursement to Anadarko for certain general and administrative expenses allocated to WES was capped at $9.0 million and $6.9 million for the years ended December 31, 2010 and 2009, respectively. Expenses in excess of the cap for the years ended December 31, 2010 and 2009, were recorded as capital contributions from Anadarko and did not impact WES’s cash flows. Additionally, for the years ended December 31, 2010 and 2009, WES reimbursed Anadarko $8.0 million and $7.5 million, respectively, for public company expenses not subject to the cap previously contained in the WES omnibus agreement.

For the year ended December 31, 2011, and thereafter, Anadarko, in accordance with the WES partnership and omnibus agreements, determined, in its reasonable discretion, amounts to be allocated to WES in exchange for services provided under the WES omnibus agreement. Such amount was $19.5 million for the year ended December 31, 2011, comprised of $11.8 million of allocated general and administrative expenses and $7.7 million of public company expenses. See Summary of affiliate transactions below.

Services and secondment agreement. Pursuant to the services and secondment agreement, specified employees of Anadarko are seconded to provide operating, routine maintenance and other services with respect to the assets owned and operated by WES under the direction, supervision and control of Anadarko. Pursuant to the services and secondment agreement, WES reimburses Anadarko for services provided by the seconded employees. The initial term of the services and secondment agreement extends through May 2018 and the term will automatically extend for additional twelve-month periods unless either party provides 180 days written notice of termination before the applicable twelve-month period expires. The consolidated financial statements include costs allocated by Anadarko pursuant to the services and secondment agreement for periods including and subsequent to the acquisition of the WES assets.

Tax sharing agreement. Pursuant to a tax sharing agreement, WES reimburses Anadarko for its estimated share of applicable taxes. United States federal income taxes attributable to WES income are directly borne by Anadarko through its filing of a combined or consolidated tax return with respect to periods including and subsequent to the acquisition of the WES assets. Anadarko may use its own tax attributes to reduce or eliminate the tax liability of its combined or consolidated group, which may include WES as a member. However, under this circumstance, WES nevertheless is required to reimburse Anadarko for its allocable share of taxes that would have been owed had tax attributes not been available to Anadarko.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. TRANSACTIONS WITH AFFILIATES (CONTINUED)

Allocation of costs. Prior to the acquisition of the WES assets, the consolidated financial statements include costs allocated by Anadarko in the form of a management services fee, which approximated the general and administrative costs incurred by Anadarko attributable to WES assets. This management services fee was allocated to WES based on its proportionate share of Anadarko’s assets and revenues or other contractual arrangements. Management believes these allocation methodologies are reasonable.

The employees supporting the WES operations are employees of Anadarko. Anadarko charges WES its allocated share of personnel costs, including costs associated with Anadarko’s equity-based compensation plans, non-contributory defined pension and postretirement plans and defined contribution savings plan, through the management services fee or pursuant to the WES omnibus agreement and services and secondment agreement described above. In general, WES’s reimbursement to Anadarko under the WES omnibus agreement or services and secondment agreements is either (i) on an actual basis for direct expenses Anadarko incurs on behalf of WES, or (ii) based on an allocation of salaries and related employee benefits between WES and Anadarko based on estimates of time spent on each entity’s business and affairs. Most general and administrative expenses charged to WES by Anadarko are attributed to WES on an actual basis, and do not include any mark-up or subsidy component. With respect to allocated costs, management believes the allocation method employed is reasonable. Although it is not practical to determine what the amount of these direct and allocated costs would be if WES were to directly obtain these services, management believes that aggregate costs charged to WES by Anadarko are reasonable.

Equipment purchase and sale. In September 2010, WES sold idle compressors with a net carrying value of $2.6 million to Anadarko for $2.8 million in cash. The gain on the sale was recorded as an adjustment to partners’ capital. In November 2010, WES purchased compressors with a net carrying value of $0.4 million from Anadarko for $0.4 million in cash.

In November 2011, WES purchased equipment with a net carrying value of $2.0 million from Anadarko for $3.8 million in cash, with the difference recorded as an adjustment to partners’ capital.

Also see Note 13 for transactions occurring subsequent to December 31, 2011.

Summary of affiliate transactions. Affiliate transactions include revenue from affiliates, reimbursement of operating expenses and purchases of natural gas. The following table summarizes affiliate transactions, including transactions with Anadarko and its affiliates:

	Year Ended December 31,
thousands	2011	2010	2009
Revenues (1)	$648,997	$571,628	$521,850
Cost of product (1)	83,722	95,667	94,999
Operation and maintenance (2)	51,339	46,379	41,444
General and administrative (3)	31,855	23,807	27,408

Operating expenses	166,916	165,853	163,851
Interest income, net (4)	28,560	20,243	20,717
Interest expense (5)	4,935	6,924	9,096
Contributions from Anadarko as a Chipeta noncontrolling interest owner	16,476	2,019	34,011
Distributions to Anadarko as a Chipeta noncontrolling interest owner	9,437	6,476	5,410

(1)	Represents amounts recognized under gathering, treating or processing agreements, and purchase and sale agreements.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. TRANSACTIONS WITH AFFILIATES (CONTINUED)

(2)

Represents expenses incurred under the services and secondment agreement for periods including and subsequent to the acquisition of the WES assets, as well as expenses incurred by Anadarko on a historical basis related to WES assets prior to the acquisition of such assets by WES.

(3)

Represents general and administrative expense incurred under the WES omnibus agreement for periods including and subsequent to the acquisition of the WES assets, as well as a management services fee not within the scope of the WES omnibus agreement for reimbursement of expenses incurred by Anadarko for periods prior to the acquisition of the WES assets.

(4)

Represents interest income recognized on the note receivable from Anadarko. This line item also includes interest income, net on affiliate balances related to the MGR assets, Bison assets, White Cliffs investment and Wattenberg assets for periods prior to the acquisition of such assets. Beginning December 7, 2011, Anadarko discontinued charging interest on intercompany balances. The outstanding affiliate balances on the WES assets prior to their acquisition were entirely settled through an adjustment to equity and partners’ capital.

(5)	Represents interest expense recognized on the note payable to Anadarko. In June 2012, the note payable to Anadarko was repaid in full. See Note 13.

Concentration of credit risk. Anadarko was the only customer from whom revenues exceeded 10% of the consolidated revenues for all periods presented on the consolidated statements of income.

6. EQUITY-BASED COMPENSATION

Long-term incentive plan. Phantom unit awards are granted under the Western Gas Partners, LP 2008 Long-Term Incentive Plan (the “LTIP”). The LTIP was adopted by WES GP and permits the issuance of up to 2,250,000 units, of which 2,160,848 units remain available for future issuance as of December 31, 2011. Upon vesting of each phantom unit, the holder will receive WES common units or, at the discretion of WES GP’s board of directors, cash in an amount equal to the market value of WES common units on the vesting date. Equity-based compensation expense attributable to grants made under the LTIP impact the cash flows from operating activities only to the extent cash payments are made to a participant in lieu of issuance of WES common units to the participant. WES amortizes equity-based compensation expense attributable to awards granted under the LTIP over the vesting periods applicable to the awards.

WES GP awarded phantom units under the LTIP primarily to WES GP’s Chief Executive Officer and independent directors in 2011, and primarily to independent directors in 2010 and 2009. The phantom units awarded to the independent directors vest one year from the grant date, while all other awards are subject to graded vesting over a three-year service period. Compensation expense attributable to the phantom units granted under the LTIP is recognized entirely by WES over the vesting period and was $0.3 million, $0.3 million and $0.4 million for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, there was $0.6 million of unrecognized compensation expense attributable to the LTIP, of which $0.5 million will be allocated to WES, and is expected to be recognized over a weighted-average period of 2.3 years.

The following table summarizes LTIP award activity for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009
	Weighted- Average Grant-Date Fair Value	Units	Weighted- Average Grant-Date Fair Value	Units	Weighted- Average Grant-Date Fair Value	Units
Phantom units outstanding at beginning of year	$20.19	17,503	$15.02	21,970	$16.50	30,304
Vested	$20.51	(15,119)	$15.02	(19,751)	$16.50	(30,304)
Granted	$35.66	21,594	$20.94	15,284	$15.02	21,970

Phantom units outstanding at end of year	$33.92	23,978	$20.19	17,503	$15.02	21,970

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. EQUITY-BASED COMPENSATION (CONTINUED)

Equity incentive plan and Anadarko incentive plans. WGP’s general and administrative expense includes equity-based compensation costs allocated by Anadarko to WES under the WES omnibus agreement for grants made pursuant to: (i) Western Gas Holdings, LLC Equity Incentive Plan, as amended and restated (the “Incentive Plan”) and (ii) the Anadarko Petroleum Corporation 1999 Stock Incentive Plan and the Anadarko Petroleum Corporation 2008 Omnibus Incentive Compensation Plan (Anadarko’s plans are referred to collectively as the “Anadarko Incentive Plans”).

General and administrative expense for the years ended December 31, 2011, 2010 and 2009 includes approximately $13.9 million, $5.4 million and $4.1 million, respectively, of equity-based compensation expense allocated to WES by Anadarko for grants made pursuant to the Incentive Plan and Anadarko Incentive Plans. A portion of these expenses are allocated to WES by Anadarko as a component of compensation expense for the executive officers of WES GP and other employees pursuant to the WES omnibus and services and secondment agreements. These amounts exclude compensation expense associated with the LTIP.

Under the Incentive Plan, participants are granted Unit Value Rights (“UVRs”), Unit Appreciation Rights (“UARs”) and Dividend Equivalent Rights (“DERs”). UVRs and UARs outstanding under the Incentive Plan were collectively valued at $634.00 per unit and $215.00 per unit as of December 31, 2011 and 2010, respectively. The UVRs and UARs either vest ratably over three years or vest in two equal installments on the second and fourth anniversaries of the grant date, or earlier in connection with certain other events. Upon the occurrence of a UVR vesting event, each participant will receive a lump-sum cash payment (net of any applicable withholding taxes) for each UVR. The UVRs may not be sold or transferred except to WES GP, Anadarko or any of its affiliates. Upon the occurrence of a UAR vesting event, each participant will receive a lump-sum cash payment (net of any applicable withholding taxes) for each UAR that is exercised prior to (i) the 90th day after a participant’s voluntary termination, or (ii) the 10th anniversary of the grant date, whichever occurs first. DERs granted under the Incentive Plan vest upon the occurrence of certain events, become payable no later than 30 days subsequent to vesting and expire 10 years from the date of grant. Subject to adjustment for certain events as defined in the Incentive Plan, an aggregate of 100,000 UARs, 100,000 UVRs and 100,000 DERs may be granted pursuant to awards under the Incentive Plan, of which 24,631 remain available for future issuance as of December 31, 2011.

For liability-based awards issued under the Incentive Plan and ultimately settled in cash, the fair value of the relevant equity grant is revised periodically based on the estimated fair value of WES GP using a discounted cash flow estimate and multiples-valuation terminal value. Anadarko, the parent company of WGP, directs the issuance of equity-based awards to its employees, so the fair value of the outstanding awards under the Incentive Plan is classified as dividend payable to Anadarko within current liabilities for vested awards which have not been cash-settled, and as long-term liabilities for unvested awards which are outstanding, in the accompanying consolidated financial statements of WGP. Equity-based compensation expense attributable to grants made under the Incentive Plan will impact the cash flows from operating activities only to the extent cash payments are made to Incentive Plan participants who provided services to WES pursuant to the WES omnibus agreement. Equity-based compensation granted under the Anadarko Incentive Plans does not impact the cash flows from operating activities.

As of December 31, 2011, WES estimates that $5.5 million of unrecognized compensation expense attributable to the Incentive Plan will be allocated to WES over a weighted-average period of 1.4 years. In addition, WES estimates that $3.7 million of unrecognized compensation expense attributable to the Anadarko Incentive Plans, excluding performance-based awards, will be allocated to WES over a weighted-average period of 2.0 years. As of December 31, 2011, the compensation cost related to performance-based awards under the Anadarko Incentive Plans that could be allocated to WES during the next three years is approximately $0.1 million.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. EQUITY-BASED COMPENSATION (CONTINUED)

The following table summarizes Incentive Plan award activity for the years ended December 31, 2011, 2010 and 2009:

	UVRs	UARs	DERs
Outstanding at December 31, 2008	50,000	50,000	50,000
Granted	30,000	30,000	30,000
Vested and settled (1)	(16,667)	—	—
Forfeited	(6,666)	(6,666)	(6,666)

Outstanding at December 31, 2009	56,667	73,334	73,334

Granted	2,035	2,035	2,035
Vested and settled (1)	(16,667)	—	—
Forfeited	—	—	—

Outstanding at December 31, 2010	42,035	75,369	75,369

Granted	—	—	—
Vested and settled (1)	(27,344)	—	—
Forfeited	—	—	—

Outstanding at December 31, 2011	14,691	75,369	75,369

Weighted average intrinsic per-unit value as of:
December 31, 2009	$50.00	$17.00	—	(2)
December 31, 2010	$57.99	$160.54	—	(2)
December 31, 2011	$65.24	$579.54	—	(2)

(1)

UARs and DERs remain outstanding upon vesting until they are settled in cash, forfeited, or expire. As of December 31, 2011, 60,678 of the outstanding UARs and 3,334 of the DERs were vested. As of December 31, 2010, 33,334 of the outstanding UARs and 3,334 of the DERs were vested. As of December 31, 2009, 16,667 of the outstanding UARs and 3,334 of the DERs were vested.

(2)	The DERs have no attributed value since WES GP has not declared or paid distributions since its inception.

7. INCOME TAXES

The components of the income tax expense (benefit) are as follows:

	Year Ended December 31,
thousands	2011	2010	2009
Current income tax expense (benefit)
Federal income tax expense (benefit)	$65,601	$50,606	$45,112
State income tax expense	4,762	3,926	3,340

Total current income tax expense (benefit)	70,363	54,532	48,452

Deferred income tax expense (benefit)
Federal income tax expense (benefit)	(24,075)	(2,450)	(7,800)
State income tax expense (benefit)	(624)	(618)	(985)

Total deferred income tax expense (benefit)	(24,699)	(3,068)	(8,785)

Total income tax expense	$45,664	$51,464	$39,667

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAXES (CONTINUED)

Total income taxes differed from the amounts computed by applying the statutory income tax rate to income before income taxes. The sources of these differences are as follows:

	Year Ended December 31,
thousands except percentages	2011	2010	2009
Income before income taxes	$207,364	$178,899	$148,654
Statutory tax rate	0%	0%	0%

Tax computed at statutory rate	$—	$—	$—
Adjustments resulting from:
Non-deductible goodwill	1,484	7,366	1,196
Federal taxes on income attributable to APC’s investment in WES	23,872	21,574	15,713
State taxes on income attributable to APC’s investment in WES (net of federal benefit)	1,290	822	599
Federal taxes on income attributable to WES assets pre-acquisition	18,354	20,678	21,407
State taxes on income attributable to WES assets pre-acquisition (net of federal benefit)	—	724	852
Texas margin tax expense (benefit)	664	300	(100)

Income tax expense	$45,664	$51,464	$39,667

Effective tax rate	22%	29%	27%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets (liabilities) are as follows:

	December 31,
thousands	2011	2010
Credit carryforwards	$14	$14
Other	—	2

Net current deferred income tax assets	14	16

Depreciable property	(83,566)	(100,889)
Credit carryforwards	556	570
Investment in WES and its equity affiliates	(430,204)	(391,155)
Other	114	(206)

Net long-term deferred income tax liabilities	(513,100)	(491,680)

Total net deferred income tax liabilities	$(513,086)	$(491,664)

Credit carryforwards, which are available for utilization on future income tax returns, consist of $0.6 million of state income tax credits that expire in 2026.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, PLANT AND EQUIPMENT

A summary of the historical cost of property, plant and equipment is as follows:

	Estimated Useful Life	December 31,
thousands		2011	2010
Land	n/a	$364	$364
Gathering systems	5 to 47 years	2,437,152	2,102,219
Pipelines and equipment	15 to 45 years	90,883	89,778
Assets under construction	n/a	104,687	44,388
Other	3 to 25 years	4,927	3,059

Total property, plant and equipment		2,638,013	2,239,808
Accumulated depreciation		585,789	486,046

Net property, plant and equipment		$2,052,224	$1,753,762

The cost of property classified as “Assets under construction” is excluded from capitalized costs being depreciated. These amounts represent property that is not yet suitable to be placed into productive service as of the respective balance sheet date. In addition, property, plant and equipment cost, as well as third-party accrued liability balances in the consolidated balance sheets include $15.0 million and $9.6 million of accrued capital as of December 31, 2011 and 2010, respectively, representing estimated capital expenditures for which invoices had not yet been processed. Also see Note 13 for transactions occurring subsequent to December 31, 2011.

9. OTHER INTANGIBLE ASSETS

The intangible asset balance in the consolidated balance sheets represents the fair value, net of amortization, related to the contracts assumed by WES in connection with the Platte Valley acquisition in February 2011, which dedicate certain customers’ field production to the acquired gathering and processing system. These long-term contracts provide an extended commercial relationship with the existing customers whereby WES will have the opportunity to gather and process future production from the customers’ acreage. These contracts are generally limited, however, by the quantity and production life of the underlying natural gas resource base.

At December 31, 2011, the carrying value of WES’s customer relationship intangible assets was $52.9 million, net of $0.9 million of accumulated amortization, and was included in goodwill and other intangible assets in the consolidated balance sheets. Customer relationships are amortized on a straight-line basis over 50 years, which is the estimated productive life of the reserves covered by the underlying acreage ultimately expected to be produced and gathered or processed through WES’s assets subject to current contractual arrangements. No intangible asset impairment has been recognized in the accompanying consolidated financial statements (see Note 1).

Estimated future amortization for these intangible assets over the next five years is as follows:

thousands	Future Amortization
2012	$1,075
2013	1,075
2014	1,075
2015	1,075
2016	1,075

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. ASSET RETIREMENT OBLIGATIONS

The following table provides a summary of changes in asset retirement obligations:

	Year Ended December 31,
thousands	2011	2010
Carrying amount of asset retirement obligations at beginning of year	$44,777	$55,862
Liabilities incurred	15,390	800
Liabilities settled	—	(104)
Accretion expense	3,781	3,740
Revisions in estimated liabilities	(679)	(15,521)

Carrying amount of asset retirement obligations at end of year	$63,269	$44,777

The increase in asset retirement obligations for the year ended December 31, 2011, was primarily a result of the liabilities incurred in connection with the acquisition of the Platte Valley assets (see Note 2). Revisions in estimates for the year ended December 31, 2010, related primarily to a decrease in the inflation rate.

11. DEBT AND INTEREST EXPENSE

The following table presents outstanding debt as of December 31, 2011 and 2010 (also see Note 13):

	December 31, 2011			December 31, 2010
thousands	Principal	Carrying Value	Fair Value	Principal	Carrying Value	Fair Value
Revolving credit facility	$—	$—	$—	$49,000	$49,000	$49,000
5.375% Senior Notes due 2021	500,000	494,178	499,950	—	—	—
Wattenberg term loan	—	—	—	250,000	250,000	250,000
Note payable to Anadarko	175,000	175,000	174,528	175,000	175,000	168,116

Total debt outstanding (1)	$675,000	$669,178	$674,478	$474,000	$474,000	$467,116

(1)	The consolidated balance sheets include accrued interest expense of $2.7 million and $1.3 million as of December 31, 2011 and 2010, respectively, which is included in accrued liabilities.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. DEBT AND INTEREST EXPENSE (CONTINUED)

Debt activity. The following table presents debt activity for the years ended December 31, 2011 and 2010:

thousands	Carrying Value
Balance as of December 31, 2009	$175,000
Revolving credit facility borrowings	410,000
Repayment of revolving credit facility	(361,000)
Revolving credit facility borrowings—Swingline	10,000
Repayment of revolving credit facility—Swingline	(10,000)
Issuance of Wattenberg term loan	250,000

Balance as of December 31, 2010	$474,000
Revolving credit facility borrowings	570,000
Repayment of revolving credit facility	(619,000)
Repayment of Wattenberg term loan	(250,000)
Revolving credit facility borrowings—Swingline	30,000
Repayment of revolving credit facility—Swingline	(30,000)
Issuance of 5.375% Senior Notes due 2021	500,000
Other and changes in debt discount	(5,822)

Balance as of December 31, 2011	$669,178

5.375% Senior Notes due 2021. In May 2011, WES completed the offering of $500.0 million aggregate principal amount of 5.375% Senior Notes due 2021 (the “Notes”) at a price to the public of 98.778% of the face amount of the Notes. Including the effects of the issuance and underwriting discounts, the effective interest rate is 5.648%. Interest on the Notes is paid semi-annually on June 1 and December 1 of each year, with payments commencing on December 1, 2011. Proceeds from the offering of the Notes (net of the underwriting discount of $3.3 million and debt issuance costs) were used to repay the then-outstanding balance on WES’s revolving credit facility, with the remainder used for general partnership purposes.

The Notes mature on June 1, 2021, unless redeemed at a redemption price that includes a make-whole premium. WES may redeem the Notes in whole or in part, at any time before March 1, 2021, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the indenture governing the Notes) plus 40 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to such redemption date. On or after March 1, 2021, the Notes will be redeemable and repayable, at any time in whole, or from time to time in part, at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest on the Notes to be redeemed to the date of redemption.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by each of the wholly owned subsidiaries of WES (the “Subsidiary Guarantors”). The Subsidiary Guarantors’ guarantees will be released if the Subsidiary Guarantors are released from their obligations under WES’s revolving credit facility. Also see Note 13 for transactions occurring subsequent to December 31, 2011.

The Notes indenture contains customary events of default including, among others, (i) default in any payment of interest on any debt securities when due that continues for 30 days; (ii) default in payment, when due, of principal of or premium, if any, on the Notes at maturity; and (iii) certain events of bankruptcy or insolvency

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. DEBT AND INTEREST EXPENSE (CONTINUED)

with respect to WES. The indenture governing the Notes also contains covenants that limit, among other things, the ability of WES and the Subsidiary Guarantors to (i) create liens on their principal properties; (ii) engage in sale and leaseback transactions; and (iii) merge or consolidate with another entity or sell, lease or transfer substantially all of their properties or assets to another entity. At December 31, 2011, WES was in compliance with all covenants under the Notes.

Note payable to Anadarko. In December 2008, WES entered into a five-year $175.0 million term loan agreement with Anadarko. The interest rate was fixed at 4.00% until November 2010. The term loan agreement was amended in December 2010 to fix the interest rate at 2.82% through maturity in 2013. WES has the option, at any time, to repay the outstanding principal amount in whole or in part. Also see Note 13 for transactions occurring subsequent to December 31, 2011.

The provisions of the five-year term loan agreement contain customary events of default, including (i) non-payment of principal when due or non-payment of interest or other amounts within three business days of when due, (ii) certain events of bankruptcy or insolvency with respect to WES and (iii) a change of control. At December 31, 2011, WES was in compliance with all covenants under this agreement.

Revolving credit facility. In March 2011, WES entered into an amended and restated $800.0 million senior unsecured revolving credit facility (the “WES RCF”) and borrowed $250.0 million under the WES RCF to repay the Wattenberg term loan (described below). The WES RCF amended and restated its $450.0 million credit facility, which was originally entered into in October 2009. The WES RCF matures in March 2016 and bears interest at London Interbank Offered Rate (“LIBOR”) plus applicable margins currently ranging from 1.30% to 1.90%, or an alternate base rate equal to the greatest of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.5%, or (c) LIBOR plus 1%, plus applicable margins currently ranging from 0.30% to 0.90%. The interest rate was 1.80% and 3.26% at December 31, 2011 and 2010, respectively. WES is required to pay a quarterly facility fee currently ranging from 0.20% to 0.35% of the commitment amount (whether used or unused), based upon the senior unsecured debt rating of WES. The facility fee rate was 0.25% and 0.50% at December 31, 2011 and 2010, respectively.

The WES RCF contains covenants that limit, among other things, the ability of WES and certain of its subsidiaries to incur additional indebtedness, grant certain liens, merge, consolidate or allow any material change in the character of its business, sell all or substantially all of the WES assets, make certain transfers, enter into certain affiliate transactions, make distributions or other payments other than distributions of available cash under certain conditions and use proceeds other than for partnership purposes. The WES RCF also contains various customary covenants, customary events of default and certain financial tests as of the end of each quarter, including a maximum consolidated leverage ratio (which is defined as the ratio of consolidated indebtedness as of the last day of a fiscal quarter to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“Consolidated EBITDA”) for the most recent four consecutive fiscal quarters ending on such day) of 5.0 to 1.0, or a consolidated leverage ratio of 5.5 to 1.0 with respect to quarters ending in the 270-day period immediately following certain acquisitions, and a minimum consolidated interest coverage ratio (which is defined as the ratio of Consolidated EBITDA for the most recent four consecutive fiscal quarters to consolidated interest expense for such period) of 2.0 to 1.0.

All amounts due under the WES RCF are unconditionally guaranteed by the wholly owned subsidiaries of WES. WES will no longer be required to comply with the minimum consolidated interest coverage ratio, as well as the subsidiary guarantees and certain of the aforementioned covenants, if it obtains two of the following three ratings: BBB- or better by Standard & Poor’s, Baa3 or better by Moody’s Investors Service, or BBB- or better by

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. DEBT AND INTEREST EXPENSE (CONTINUED)

Fitch Ratings. At December 31, 2011, WES was in compliance with all covenants under the WES RCF. As of December 31, 2011, no amounts were outstanding under the WES RCF, and $800.0 million was available for borrowing. See Note 2 for borrowing activity under the WES RCF in January 2012, related to the MGR acquisition. Also see Note 13 for transactions occurring subsequent to December 31, 2011.

Wattenberg term loan. In connection with the Wattenberg acquisition, in August 2010 WES borrowed $250.0 million under a three-year term loan from a group of banks (“Wattenberg term loan”). The Wattenberg term loan incurred interest at LIBOR plus a margin ranging from 2.50% to 3.50% depending on the consolidated leverage ratio of WES as defined in the Wattenberg term loan agreement. WES repaid the Wattenberg term loan in March 2011 using borrowings from the WES RCF and recognized $1.3 million of accelerated amortization expense related to its early repayment.

Interest-rate swap agreement. WES entered into a forward-starting interest-rate swap agreement in March 2011 to mitigate the risk of rising interest rates prior to the issuance of the Notes. In May 2011, WES issued the Notes and terminated the swap agreement, realizing a loss of $1.9 million, which is included in other income (expense), net in the accompanying consolidated statements of income.

Interest expense. The following table summarizes the amounts included in interest expense:

	Year Ended December 31,
thousands	2011	2010	2009
Third Parties
Interest expense on long-term debt	$20,533	$8,530	$304
Amortization of debt issuance costs and commitment fees (1)	5,297	3,340	555
Capitalized interest	(420)	—	—

Total interest expense—third parties	25,410	11,870	859

Affiliates
Interest expense on notes payable to Anadarko (2)	4,935	6,828	8,953
Credit facility commitment fees	—	96	143

Total interest expense—affiliates	4,935	6,924	9,096

Interest expense	$30,345	$18,794	$9,955

(1)	For the year ended December 31, 2011, includes $0.5 million of amortization of the original issue discount and underwriters’ fees related to the Notes.
(2)	In June 2012, the note payable to Anadarko was repaid in full. See Note 13.

12. COMMITMENTS AND CONTINGENCIES

Environmental obligations. WGP, through its partnership interests in WES, is subject to various environmental-remediation obligations arising from federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal and other environmental matters. As of December 31, 2011, the consolidated balance sheet included a $1.7 million current liability and a $1.6 million long-term liability for remediation and reclamation obligations, included in third-party accrued liabilities and asset retirement obligations and other, respectively. As of December 31, 2010, the consolidated balance sheet included a $0.6 million current liability and a $0.9 million long-term liability for remediation and reclamation obligations, included in third-party accrued liabilities and asset retirement obligations and other, respectively. The recorded obligations do not include any anticipated insurance recoveries. Substantially all of the payments related to these

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)

obligations are expected to be made over the next five years. Management regularly monitors the remediation and reclamation process and the liabilities recorded and believes its environmental obligations are adequate to fund remedial actions to comply with present laws and regulations, and that the ultimate liability for these matters, if any, will not differ materially from recorded amounts nor materially affect the overall results of operations, cash flows or financial condition. There can be no assurance, however, that current regulatory requirements will not change, or past non-compliance with environmental issues will not be discovered.

Litigation and legal proceedings. In March 2011, DCP Midstream LP (“DCP”) filed a lawsuit against Anadarko and others, including a subsidiary, Kerr-McGee Gathering LLC, in Weld County District Court (the “Court”) in Colorado, alleging that Anadarko and its affiliates diverted gas from DCP’s gathering and processing facilities in breach of certain dedication agreements. In addition to various claims against Anadarko, DCP is claiming unjust enrichment and other damages against Kerr-McGee Gathering LLC, the entity which holds the Wattenberg assets. Anadarko countersued DCP asserting that DCP has not properly allocated values and charges to Anadarko for the gas that DCP gathers and/or processes, and seeks a judgment that DCP has no valid gathering or processing rights to much of the gas production it is claiming, in addition to other claims. In July 2011, the Court denied the defendants’ motion to dismiss without ruling on the merits and the case is proceeding to the discovery phase. Trial is set for October 2013. Management does not believe the outcome of this proceeding will have a material effect on the financial condition, results of operations or cash flows of WGP. Management intends to vigorously defend this litigation. Furthermore, without regard to the merit of DCP’s claims, management believes that it has adequate contractual indemnities covering the claims against it in this lawsuit.

In addition, from time to time, WGP, through its partnership interests in WES, is involved in legal, tax, regulatory and other proceedings in various forums regarding performance, contracts and other matters that arise in the ordinary course of business. Management is not aware of any such proceeding for which a final disposition could have a material adverse effect on the financial condition, results of operations or cash flows of WGP.

Other commitments. WES has short-term payment obligations, or commitments, related to its capital spending programs, as well as those of its unconsolidated affiliates. As of December 31, 2011, WES had unconditional payment obligations for services to be rendered, or products to be delivered in connection with its capital projects of approximately $30.2 million, primarily related to the construction of a second cryogenic train at the Chipeta plant, all of which will be spent in 2012. Also see Note 13 for matters occurring subsequent to December 31, 2011.

Lease commitments. Anadarko, on behalf of WES, has entered into lease agreements for corporate offices, shared field offices and a warehouse supporting the operations of its subsidiaries. The leases for the shared field offices extend through 2018, and the lease for the warehouse extends through March 2012 and includes an early termination clause. The lease for the WES corporate offices expires in January 2012, and during 2011, Anadarko entered into a new agreement for the corporate offices that extends through March 2017. Anadarko, on behalf of WES, continues to lease certain other compression equipment under leases expiring through January 2015. Rent expense associated with the office, warehouse and equipment leases was $4.1 million, $7.7 million and $10.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

In addition, during 2010, Anadarko and Kerr-McGee Gathering LLC purchased an aggregate $44.5 million of previously leased compression equipment used at the Granger and Wattenberg assets, which terminated the leases and associated lease expense. The purchased compression equipment was contributed to WES pursuant to provisions of the contribution agreements for the Granger and the Wattenberg acquisitions.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The amounts in the table below represent existing contractual operating lease obligations as of December 31, 2011, that may be assigned or otherwise charged pursuant to the reimbursement provisions of the WES omnibus agreement:

thousands	Operating Leases
2012	$261
2013	228
2014	168
2015	168
2016	168
Thereafter	103

Total	$1,096

13. SUBSEQUENT EVENTS

Acquisitions

MGR. Refer to Note 2 for a description of the MGR acquisition in January 2012. In conjunction with the MGR acquisition, WES entered into commodity price swap agreements with Anadarko that do not contain fixed notional volumes, each effective for one year beginning January 1, 2012, and extending through December 31, 2016. Below is a summary of the fixed prices for these commodity price swap agreements:

	Year Ended December 31,
per barrel except natural gas	2012	2013	2014	2015	2016
Ethane	$26.87	$25.34	$24.10	$23.41	$23.11
Propane	$57.97	$55.59	$53.78	$52.99	$52.90
Isobutane	$80.98	$77.66	$75.13	$74.02	$73.89
Normal butane	$71.15	$68.24	$66.01	$65.04	$64.93
Natural gasoline	$89.51	$85.84	$83.04	$81.82	$81.68
Condensate	$89.51	$85.84	$83.04	$81.82	$81.68
Natural gas (per MMbtu)	$3.62	$4.17	$4.45	$4.66	$4.87

Chipeta. On August 1, 2012, WES closed on the acquisition of Anadarko’s remaining 24% membership interest in Chipeta, which provides WES the right to begin receiving distributions related to the additional interest beginning July 1, 2012. Subsequent to the acquisition, WES holds a 75% interest in Chipeta, with the remaining 25% interest held by a third party. Consideration paid for the 24% membership interest consisted of: (i) $128.3 million of cash on hand and (ii) the issuance of 151,235 common units and 3,086 general partner units. In connection with the acquisition, WES also entered into Amendment No. 8 to the First Amended and Restated Agreement of Limited Partnership, effective August 1, 2012. As with previous acquisitions from Anadarko, the amendment permits WES to make a special one-time cash distribution to an affiliate of Anadarko in an amount equal to the cash consideration.

Equity Issuance and Distributions

Public offering. In June 2012, WES issued 5,000,000 common units to the public, generating net proceeds of $216.6 million, including WES GP’s proportionate capital contribution to maintain its 2.0% general partner interest. Net proceeds are being used for general purposes, including the funding of capital expenditures.

Distributions. On April 19, 2012, the board of directors of WES GP declared a cash distribution to WES’s unitholders of $0.46 per unit, or $46.1 million in aggregate, including incentive distributions. The cash distribution was paid on May 14, 2012, to WES unitholders of record at the close of business on April 30, 2012.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. SUBSEQUENT EVENTS (CONTINUED)

On July 19, 2012, the board of directors of WES GP declared a cash distribution to WES’s unitholders of $0.48 per unit, or $52.4 million in aggregate, including incentive distributions. The cash distribution was paid on August 13, 2012, to WES unitholders of record at the close of business on July 31, 2012.

Debt Financing

Debt offering. In June 2012, WES completed the offering of $520.0 million aggregate principal amount of 4.000% Senior Notes due 2022 (the “2022 Notes”) at a price to the public of 99.194% of the face amount. Including the effects of the issuance and underwriting discounts, the effective interest rate is 4.189%. Interest will be paid semi-annually on January 1 and July 1 of each year, commencing on January 1, 2013. The 2022 Notes will mature on July 1, 2022, unless redeemed, in whole or in part, at any time prior to maturity, at a redemption price that includes a make-whole premium. Proceeds (net of underwriting discount of $3.4 million and debt issuance costs) were used to repay all amounts then outstanding under the WES RCF and the $175.0 million note payable to Anadarko (see below).

The 2022 Notes indenture contains customary events of default including, among others, (i) default for 30 days in the payment of interest when due on the 2022 Notes; (ii) default in payment, when due, of principal of or premium, if any, on the 2022 Notes at maturity, upon redemption or otherwise; and (iii) certain events of bankruptcy or insolvency. The 2022 Notes indenture also contains covenants that limit, among other things, WES’s ability, as well as that of certain of its subsidiaries, to (i) create liens on its principal properties; (ii) engage in sale and leaseback transactions; and (iii) merge or consolidate with another entity or sell, lease or transfer substantially all of its properties or assets to another entity.

Release of Subsidiary Guarantors. On June 13, 2012, following the receipt of a second investment grade rating as defined in the WES RCF, the guarantees provided by WES’s wholly owned subsidiaries under the WES RCF and the Notes were released. As a result, WES is no longer subject to certain of the restrictive covenants associated with the WES RCF, including the maintenance of an interest coverage ratio and adherence to covenants that limit, among other things, WES, and certain of WES’s subsidiaries’ ability to dispose of assets and make certain investments or payments.

Note payable to Anadarko. In June 2012, the note payable to Anadarko was repaid in full with proceeds from the issuance of the 2022 Notes.

Other

Assets Under Construction. During the first quarter of 2012, the board of directors of WES GP approved the continued construction by WES of the Brasada and Lancaster gas processing facilities in South Texas and northeast Colorado, respectively, which were previously under construction by Anadarko. WES agreed to reimburse Anadarko for $18.9 million of certain expenditures Anadarko incurred in 2011 related to the Brasada and Lancaster plants. In February 2012, these expenditures were transferred to WES and a corresponding current payable was established, which is expected to be repaid during 2012.

Other commitments. WES has short-term payment obligations, or commitments, related to its capital spending programs, as well as those of its unconsolidated affiliates. As of June 30, 2012, WES had unconditional payment obligations for services to be rendered, or products to be delivered in connection with its capital projects of approximately $56.6 million, primarily related to the construction of a second cryogenic train at the Chipeta plant and the continued construction of the Brasada and Lancaster plants, a majority of which will be spent in 2012.

WESTERN GAS EQUITY PARTNERS, LP

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Nine Months Ended September 30,
thousands	2012	2011
Revenues—affiliates
Gathering, processing and transportation of natural gas and natural gas liquids	$170,461	$161,665
Natural gas, natural gas liquids and condensate sales	324,793	310,337
Equity income and other, net	12,219	9,279

Total revenues—affiliates	507,473	481,281
Revenues—third parties
Gathering, processing and transportation of natural gas and natural gas liquids	65,388	60,767
Natural gas, natural gas liquids and condensate sales	62,025	61,463
Other, net	1,717	4,557

Total revenues—third parties	129,130	126,787

Total revenues	636,603	608,068

Operating expenses
Cost of product (1)	254,719	240,765
Operation and maintenance (1)	97,041	87,859
General and administrative (1)	34,233	24,630
Property and other taxes	14,998	13,302
Depreciation, amortization and impairments	81,270	78,413

Total operating expenses	482,261	444,969

Operating income	154,342	163,099
Interest income, net—affiliates	12,675	18,992
Interest expense (2)	(30,118)	(21,738)
Other expense, net	(287)	(895)

Income before income taxes	136,612	159,458
Income tax expense	29,902	36,000

Net income	106,710	123,458
Net income attributable to WES public unitholders and other noncontrolling interests	71,258	64,016

Net income attributable to Western Gas Equity Partners, LP	$35,452	$59,442

(1)

Cost of product includes product purchases from Anadarko (as defined in Note 1) of $115.6 million and $59.7 million for the nine months ended September 30, 2012 and 2011, respectively. Operation and maintenance includes charges from Anadarko of $38.0 million and $38.7 million for the nine months ended September 30, 2012 and 2011, respectively. General and administrative includes charges from Anadarko of $29.4 million and $19.5 million for the nine months ended September 30, 2012 and 2011, respectively. See Note 5.

(2)	Includes affiliate (as defined in Note 1) interest expense of $2.7 million and $3.7 million for the nine months ended September 30, 2012 and 2011, respectively. See Note 7.

See accompanying Notes to Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

thousands	September 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$47,494	$226,559
Accounts receivable, net	21,359	22,703
Other current assets (1)	9,386	7,186

Total current assets	78,239	256,448
Note receivable—Anadarko	260,000	260,000
Plant, property and equipment
Cost	3,014,825	2,638,013
Less accumulated depreciation	671,902	585,789

Net property, plant and equipment	2,342,923	2,052,224
Goodwill	87,936	82,136
Other intangible assets	52,052	52,858
Equity investments	105,813	109,817
Other assets	26,981	24,143

Total assets	$2,953,944	$2,837,626

LIABILITIES, EQUITY AND PARTNERS’ CAPITAL
Current liabilities
Accounts and natural gas imbalance payables (2)	$85,992	$26,588
Accrued ad valorem taxes	15,021	8,186
Income taxes payable	185	495
Accrued liabilities (3)	108,883	41,315
Dividend payable—Anadarko (4)	64,806	35,638

Total current liabilities	274,887	112,222
Long-term debt—third parties	1,010,435	494,178
Note payable—Anadarko	—	175,000
Deferred income taxes	446,045	513,100
Dividend payable—Anadarko (4)	11,245	9,003
Asset retirement obligations and other	69,722	67,169

Total long-term liabilities	1,537,447	1,258,450

Total liabilities	1,812,334	1,370,672
Partners’ capital	108,978	528,873
Noncontrolling interests	1,032,632	938,081

Total equity and partners’ capital	1,141,610	1,466,954

Total liabilities, equity and partners’ capital	$2,953,944	$2,837,626

(1)	Other current assets includes natural gas imbalance receivables from affiliates of $0.4 million and $0.5 million as of September 30, 2012, and December 31, 2011, respectively.
(2)	Accounts and natural gas imbalance payables includes amounts payable to affiliates of $68.3 million and $5.9 million as of September 30, 2012, and December 31, 2011, respectively.
(3)	Accrued liabilities includes amounts payable to affiliates of $19.0 million and $0.3 million as of September 30, 2012, and December 31, 2011, respectively. See Note 5.
(4)	Associated with the Equity Incentive Plan. See Note 5.

See accompanying Notes to Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

CONSOLIDATED STATEMENT OF EQUITY AND PARTNERS’ CAPITAL

(UNAUDITED)

thousands	Partners’ Capital	Noncontrolling Interests	Total
Balance at December 31, 2011	$528,873	$938,081	$1,466,954
Net income	35,452	71,258	106,710
WES equity transactions, net (1)	33,396	159,090	192,486
Contributions received from Chipeta noncontrolling interest owners (including Anadarko )	—	26,888	26,888
Distributions to Chipeta noncontrolling interest owners (including Anadarko)	—	(14,303)	(14,303)
Distributions to WES noncontrolling interest owners	—	(71,890)	(71,890)
Acquisition from affiliates	(458,764)	—	(458,764)
Acquisition of additional 24% interest in Chipeta (1)	(43,909)	(77,195)	(121,104)
Contributions of equity-based compensation to WES by Anadarko	2,757	—	2,757
Net contributions from (distributions to) Anadarko	(55,389)	—	(55,389)
Net distributions of other assets to Anadarko	(10,767)	(23)	(10,790)
Dividend payable – Anadarko (2)	(31,410)	—	(31,410)
Elimination of net deferred tax liabilities	106,504	—	106,504
Non-cash equity-based compensation and other	2,235	726	2,961

Balance at September 30, 2012	$108,978	$1,032,632	$1,141,610

(1)

The $10.5 million decrease to partners’ capital resulting from the WES equity transactions, net and WES’s acquisition of Anadarko’s remaining 24% membership interest in Chipeta in August 2012 (see Note 2), together with net income attributable to Western Gas Equity Partners, LP totaled $24.9 million for the nine months ended September 30, 2012.

(2)	Associated with the Equity Incentive Plan. See Note 5.

See accompanying Notes to Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
thousands	2012	2011
Cash flows from operating activities
Net income	$106,710	$123,458
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairments	81,270	78,413
Deferred income taxes	(32,326)	(16,788)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable, net	4,931	(17,172)
Increase (decrease) in accounts and natural gas imbalance payables and accrued liabilities, net	35,752	30,359
Change in other items, net	752	3,214

Net cash provided by operating activities	197,089	201,484
Cash flows from investing activities
Capital expenditures	(258,916)	(78,573)
Acquisitions from affiliates	(605,960)	(25,000)
Acquisitions from third parties	—	(301,957)
Investments in equity affiliates	(147)	(93)
Proceeds from sale of assets to affiliates	760	382

Net cash used in investing activities	(864,263)	(405,241)
Cash flows from financing activities
Borrowings, net of debt issuance costs	885,291	1,055,939
Repayments of debt	(549,000)	(869,000)
Proceeds from issuance of WES common and general partner units, net of offering expenses	211,965	328,376
Contributions received from Chipeta noncontrolling interest owners (including Anadarko)	26,888	16,876
Distributions to Chipeta noncontrolling interest owners (including Anadarko)	(14,303)	(10,219)
Distributions to WES noncontrolling interest owners	(71,890)	(50,932)
Net contributions from (distributions to) Anadarko	(842)	(42,900)

Net cash provided by financing activities	488,109	428,140

Net increase (decrease) in cash and cash equivalents	(179,065)	224,383
Cash and cash equivalents at beginning of period	226,559	27,074

Cash and cash equivalents at end of period	$47,494	$251,457

Supplemental disclosures
Elimination of net deferred tax liabilities	$106,504	$22,072
Dividend payable—Anadarko	$31,412	$10,849
Transfer of Brasada and Lancaster capital expenditures	$19,197	$—
Net distributions to (contributions from) Anadarko of other assets	$10,790	$(66)
Increase (decrease) in accrued capital expenditures	$78,945	$9,650
Interest paid, net of capitalized interest	$16,460	$9,974
Interest received	$12,675	$12,675
Taxes paid	$495	$190

See accompanying Notes to Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

General. Western Gas Equity Partners, LP is a Delaware limited partnership formed in September 2012 to own three types of partnership interests in Western Gas Partners, LP, a publicly traded partnership. Western Gas Partners, LP (together with its subsidiaries, “WES”) is a Delaware master limited partnership formed by Anadarko Petroleum Corporation (NYSE: APC) in 2007 to own, operate, acquire and develop midstream energy assets. WES closed its initial public offering to become publicly traded in 2008. Western Gas Equity Partners, LP was formed by converting WGR Holdings, LLC into a limited partnership and changing its name.

For purposes of these consolidated financial statements, “WGP” refers to Western Gas Equity Partners, LP and its consolidated subsidiaries, including Western Gas Holdings, LLC and WES. The “General Partner” or “WES GP” refers to Western Gas Holdings, LLC, individually as the general partner of WES, and excludes WES itself. “Anadarko” or refers to Anadarko Petroleum Corporation and its consolidated subsidiaries, excluding WGP. “Affiliates” refers to wholly owned and partially owned subsidiaries of Anadarko, excluding WGP, and includes the interests in Fort Union Gas Gathering, LLC (“Fort Union”), White Cliffs Pipeline, LLC (“White Cliffs”) and Rendezvous Gas Services, LLC (“Rendezvous”). “Equity investment throughput” refers to WGP’s 14.81% share of Fort Union and 22% share of Rendezvous gross volumes, and excludes WGP’s 10% share of White Cliffs pipeline volumes, all held by WGP through its partnership interests in WES as next described.

The three types of partnership interests in WES owned by WGP are as follows: (i) a 2.0% general partner interest in WES, through a consolidated subsidiary, WES GP; (ii) all of the incentive distribution rights in WES, which entitle WGP to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and (iii) 100% of the non-public limited partner interest in WES. WES GP owns a 2.0% general partner interest in WES, which constitutes substantially all of its business, which primarily is to manage the affairs and operations of WES. Refer to Note 4 for a discussion on Anadarko’s holdings of WES equity.

WES is engaged in the business of gathering, processing, compressing, treating and transporting natural gas, condensate, NGLs and crude oil for Anadarko, as well as third-party producers and customers. The assets of WGP, through its partnership interests in WES, include thirteen gathering systems, seven natural gas treating facilities, ten natural gas processing facilities, two NGL pipelines, one interstate gas pipeline, one intrastate gas pipeline, and three separate interests in Fort Union, White Cliffs and Rendezvous, which are accounted for under the equity method. These assets are located in East and West Texas, the Rocky Mountains (Colorado, Utah and Wyoming), and the Mid-Continent (Kansas and Oklahoma). WES also has facilities currently under construction in South Texas and northeast Colorado.

Basis of presentation. The accompanying consolidated financial statements of WGP have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The consolidated financial statements include the accounts of WGP and entities in which it holds a controlling financial interest. Investments in non-controlled entities over which WES, or WGP through its investment in WES, exercises significant influence are accounted for under the equity method. All significant intercompany transactions have been eliminated.

For the nine months ended September 30, 2012, operating cash inflows and investing cash outflows in WGP’s unaudited consolidated statements of cash flows include a reduction of $35.7 million attributable to the correction of an error discovered during additional analysis of accounts payable balances. This analysis revealed that certain 2012 invoices received, but not yet paid, were properly attributable to ongoing capital projects rather than to operating expenses. Management concluded that this misstatement was not material relative to the nine months ended September 30, 2012, and has corrected the error within these financial statements.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONTINUED)

The consolidated financial results of WES are included in WGP’s financial statements due to WGP’s 100% ownership interest in WES GP and WES GP’s control of WES. In July 2009, WES acquired a 51% membership interest in Chipeta Processing LLC (“Chipeta”) and became party to Chipeta’s limited liability company agreement, as amended and restated (see Notes 2 and 3). On August 1, 2012, WES closed on the acquisition of Anadarko’s remaining 24% membership interest in Chipeta. Prior to this transaction, the interests in Chipeta held by Anadarko and a third-party member were reflected as noncontrolling interests in the consolidated financial statements. The acquisition of Anadarko’s remaining 24% interest was accounted for on a prospective basis as WES acquired an additional interest in an already-consolidated entity. As such, beginning August 1, 2012, the consolidated financial statements reflect the total membership interest in Chipeta of 75%. The 25% membership interest held by the third-party member reflected as noncontrolling interests in the consolidated financial statements for all periods presented. Throughout these notes to consolidated financial statements, and to the extent material, any differences between the consolidated financial results of WGP and WES are identified as those of WGP as a standalone parent and its subsidiaries, excluding WES.

WGP has no independent operations or material assets other than its partnership interests in WES. WGP’s consolidated financial statements differ from those of WES primarily as a result of: (i) the presentation of noncontrolling interest ownership in WGP (attributable to the publicly held limited partner interests in WES), (ii) the elimination of WES GP’s investment in WES with WES GP’s underlying capital account and (iii) the recognition of the liabilities for awards issued pursuant to the Western Gas Holdings, LLC Equity Incentive Plan, as amended and restated (see Note 5). The difference between WGP’s carrying value of its investment in WES and the underlying book value of common units issued by WES is accounted for as an equity transaction. If WES issues common units at a price different than WGP’s carrying value per unit, the premium or deficiency is reflected as an adjustment to partners’ capital.

The information furnished herein reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of the consolidated financial statements. The accompanying consolidated financial statements, along with the notes thereto, should be read in conjunction with WGP’s annual consolidated financial statements.

Presentation of WES assets. References to “WES assets,” as of September 30, 2012, refer to the assets indirectly owned by WGP, through its partnership interests in WES. Because Anadarko controls WES through its ownership and control of WES GP, WES’s acquisition of assets from Anadarko is considered a transfer of net assets between entities under common control (see Note 2). As a result of common control asset acquisitions, WES, and WGP by virtue of its consolidation of WES, may be required to recast its financial statements to include the activities of the newly acquired commonly controlled assets as of the date of common control.

The consolidated financial statements for periods prior to the acquisition of the WES assets, the results for which are included within these consolidated financial statements for all periods presented, have been prepared from Anadarko’s historical cost-basis accounts and may not necessarily be indicative of the actual results of operations that would have occurred if WES had owned the assets during the periods reported.

In preparing financial statements in accordance with GAAP, management makes informed judgments and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses. Management evaluates its estimates and related assumptions regularly, utilizing historical experience and other methods considered

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONTINUED)

reasonable under the particular circumstances. Changes in facts and circumstances or additional information may result in revised estimates and actual results may differ from these estimates. Effects on the business, financial condition and results of operations resulting from revisions to estimates are recognized when the facts that give rise to the revision become known.

Certain information and note disclosures normally included in annual financial statements have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, the accompanying consolidated financial statements and notes should be read in conjunction with WGP’s consolidated financial statements for the year ended December 31, 2011. Management believes that the disclosures made are adequate to make the information not misleading. Certain prior-period amounts have been reclassified to conform to the current-year presentation.

Recently adopted accounting standard. In May 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) that further addresses fair value measurement accounting and related disclosure requirements. The ASU clarifies the FASB’s intent regarding the application of existing fair value measurement and disclosure requirements, changes the fair value measurement requirements for certain financial instruments, and sets forth additional disclosure requirements for other fair value measurements. The ASU is to be applied prospectively and is effective for periods beginning after December 15, 2011. WGP adopted the ASU effective January 1, 2012. The adoption of the requirements of the ASU, which expanded disclosures, had no effect on the accompanying consolidated financial statements.

2. ACQUISITIONS

The following table presents the acquisitions completed by WES during 2012 and 2011, and identifies the funding sources for such acquisitions:

thousands except unit and percent amounts	Acquisition Date	Percentage Acquired	Borrowings	Cash On Hand	WES Common Units Issued	WES GP Units Issued
Platte Valley (1)	02/28/11	100%	$303,000	$602	—	—
Bison (2)	07/08/11	100%	—	25,000	2,950,284	60,210
MGR (3)	01/13/12	100%	299,000	159,587	632,783	12,914
Chipeta (4)	08/01/12	24%	—	128,250	151,235	3,086

(1)

The assets acquired from a third party include (i) a natural gas gathering system and related compression and other ancillary equipment, and (ii) cryogenic gas processing facilities. These assets, located in the Denver-Julesburg Basin, are referred to collectively as the “Platte Valley assets” and the acquisition as the “Platte Valley acquisition.” An adjustment to intangible assets of $1.6 million was recorded in August 2011, representing the final allocation of the purchase price.

(2)

The Bison gas treating facility acquired from Anadarko is located in the Powder River Basin in northeastern Wyoming and includes (i) three amine treating units, (ii) compressor units, and (iii) generators. These assets are referred to collectively as the “Bison assets” and the acquisition as the “Bison acquisition.” The Bison assets are the only treating and delivery point into the third-party-owned Bison pipeline. Anadarko began construction of the Bison assets in 2009 and placed them in service in June 2010.

(3)

Mountain Gas Resources LLC (“MGR”), acquired from Anadarko, owns (i) the Red Desert complex, located in the greater Green River Basin in southwestern Wyoming, including the Patrick Draw processing plant, the Red Desert processing plant, gathering lines, and related facilities, (ii) a 22% interest in Rendezvous, which owns a gathering system serving the Jonah and Pinedale Anticline fields in

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

2. ACQUISITIONS (CONTINUED)

southwestern Wyoming, and (iii) certain additional midstream assets and equipment. These assets are collectively referred to as the “MGR assets” and the acquisition as the “MGR acquisition.” See further information below.
(4)

On August 1, 2012, WES acquired Anadarko’s remaining 24% membership interest in Chipeta (as described in Note 1), with distributions related to the additional interest beginning July 1, 2012, bringing its total membership interest in Chipeta to 75%. The 25% membership interest held by a third party is reflected as noncontrolling interests in the consolidated financial statements for all periods presented.

Platte Valley acquisition. The Platte Valley acquisition was accounted for under the acquisition method of accounting, whereby the Platte Valley assets and liabilities were recorded in the consolidated balance sheet at their estimated fair value as of the acquisition date. Results of operations attributable to the Platte Valley assets were included in the consolidated statements of income beginning on the acquisition date in the first quarter of 2011. The intangible asset balance in the consolidated balance sheets represents the fair value, net of amortization, related to the contracts assumed by WES in connection with the Platte Valley acquisition in February 2011, which dedicate certain customers’ field production to the acquired gathering and processing system.

The following table presents the unaudited pro forma condensed financial information as if the Platte Valley acquisition had occurred on January 1, 2011:

thousands	Nine Months Ended September 30, 2011
Revenues	$624,107
Net income	126,184
Net income attributable to Western Gas Equity Partners, LP	62,168

The pro forma information is presented for illustration purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been completed at the assumed date, nor is it necessarily indicative of future operating results of the combined entity. Pro forma information in the table above includes $58.7 million of revenues and $40.1 million of expenses attributable to the Platte Valley assets and is included in the consolidated statement of income for the nine months ended September 30, 2011. The pro forma adjustments reflect pre-acquisition results of the Platte Valley assets for January and February 2011, including (a) estimated revenues and expenses; (b) estimated depreciation and amortization based on the preliminary purchase price allocated to property, plant and equipment and other intangible assets and estimated useful lives; (c) elimination of $0.7 million of acquisition-related costs; and (d) interest on borrowings under the WES RCF of $303.0 million to finance the Platte Valley acquisition. The pro forma adjustments include estimates and assumptions based on currently available information. Management believes the estimates and assumptions are reasonable, and the relative effects of the transactions are properly reflected. The pro forma information does not reflect any cost savings or other synergies anticipated as a result of the acquisition, nor does it reflect any future acquisition related expenses. Pro forma information is not presented for periods ended on or before December 31, 2010, as it is not practical to determine revenues and cost of product for periods prior to January 1, 2011, the effective date of the gathering and processing agreement with the seller.

MGR acquisition. Other assets on the consolidated balance sheets include a receivable of $0.5 million and $0.7 million as of September 30, 2012, and December 31, 2011, respectively, recognized in conjunction with the capital lease component of a processing agreement assumed in connection with the MGR acquisition by WES. The agreement, in which WES is the lessor, extends through December 2014. For all periods presented, other

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

assets also include $4.6 million related to the unguaranteed residual value of the processing plant included in the processing agreement, based on a measurement of fair value estimated when the plant was acquired by Anadarko in 2006. Interest income related to the capital lease is recorded to other expense, net on the accompanying consolidated statements of income.

3. WES DISTRIBUTIONS

WES’s partnership agreement requires it to distribute all of its available cash (as defined in WES’s partnership agreement) to unitholders of record on the applicable record date within 45 days of the end of each quarter. WES declared the following cash distributions to its unitholders, including distributions to WGP, for the periods presented:

thousands except per-unit amounts Quarters Ended	Total Quarterly Distribution per Unit	Total Cash Distribution	Date of Distribution
2011
March 31	$0.390	$33,168	May 2011
June 30	$0.405	$36,063	August 2011
September 30	$0.420	$40,323	November 2011
2012
March 31	$0.460	$46,053	May 2012
June 30 (1)	$0.480	$52,425	August 2012
September 30 (1)	$0.500	$56,346	November 2012

(1)

On October 11, 2012, the board of directors of WES GP declared a cash distribution to WES unitholders of $0.50 per unit, or $56.3 million in aggregate, including incentive distributions. The cash distribution was paid on November 13, 2012, to unitholders of record at the close of business on October 31, 2012.

4. EQUITY AND PARTNERS’ CAPITAL

Holdings of WES equity. As of September 30, 2012, Anadarko, through its ownership of WGP, indirectly held 1,957,845 general partner units of WES representing a 2.0% general partner interest in WES, 40,573,239 WES common units representing a 41.4% limited partner interest in WES, and 100% of the WES incentive distribution rights. The public held 55,361,112 WES common units, representing a 56.6% limited partner interest in WES.

Equity offerings. WES completed the following public offerings of its common units during 2011 and 2012:

thousands except unit and per-unit amounts	WES Common Units Issued (1)	WES GP Units (2)	Price Per Unit	Underwriting Discount and Other Offering Expenses	Net Proceeds to WES
March 2011 equity offering	3,852,813	78,629	$35.15	$5,621	$132,569
September 2011 equity offering	5,750,000	117,347	35.86	7,655	202,748
June 2012 equity offering	5,000,000	102,041	43.88	7,435	216,442

(1)

Includes the issuance of 302,813 WES common units and 750,000 WES common units pursuant to the exercise, in full or in part, of the underwriters’ over-allotment options granted in connection with the March 2011 and September 2011 equity offerings, respectively.

(2)	Represents general partner units of WES issued to WES GP in exchange for WES GP’s proportionate capital contribution to maintain its 2.0% general partner interest.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

4. EQUITY AND PARTNERS’ CAPITAL (CONTINUED)

WES Common and general partner units. WES’s common units are listed on the New York Stock Exchange under the symbol “WES.” The following table summarizes WES common and general partner units issued during the nine months ended September 30, 2012:

	WES Common Units	WES General Partner Units	Total
Balance at December 31, 2011	90,140,999	1,839,613	91,980,612
MGR acquisition	632,783	12,914	645,697
Long-Term Incentive Plan awards	9,334	191	9,525
June 2012 equity offering	5,000,000	102,041	5,102,041
Chipeta acquisition	151,235	3,086	154,321

Balance at September 30, 2012	95,934,351	1,957,845	97,892,196

5. TRANSACTIONS WITH AFFILIATES

Affiliate transactions. Revenues from affiliates include amounts earned by WES from services provided to Anadarko as well as from the sale of residue, condensate and NGLs to Anadarko. In addition, WES purchases natural gas from an affiliate of Anadarko pursuant to gas purchase agreements. Operating and maintenance expense includes amounts accrued for or paid to affiliates for the operation of the WES assets, whether in providing services to affiliates or to third parties, including field labor, measurement and analysis, and other disbursements. A portion of WES’s general and administrative expenses is paid by Anadarko, which results in affiliate transactions pursuant to the reimbursement provisions of the WES omnibus agreement. Affiliate expenses do not bear a direct relationship to affiliate revenues, and third-party expenses do not bear a direct relationship to third-party revenues. See Note 2 for further information related to contributions of assets to WES by Anadarko.

Cash management. Anadarko operates a cash management system whereby excess cash from most of its subsidiaries (including WGP), held in separate bank accounts, is generally swept to centralized accounts. Prior to the acquisitions of the WES assets, third-party sales and purchases related to such assets were received or paid in cash by Anadarko within its centralized cash management system. Anadarko charged or credited WES interest at a variable rate on outstanding affiliate balances for the periods these balances remained outstanding. The outstanding affiliate balances were entirely settled through an adjustment to equity and partners’ capital in connection with the acquisition of the WES assets. Subsequent to the acquisition of the WES assets from Anadarko, transactions related to such assets are cash settled directly with third parties and with Anadarko affiliates, and affiliate-based interest expense on current intercompany balances is not charged. Chipeta cash settles its transactions directly with third parties and Anadarko, as well as with the other subsidiaries of WES.

Note receivable from and amounts payable to Anadarko. In May 2008, WES loaned $260.0 million to Anadarko in exchange for a 30-year note bearing interest at a fixed annual rate of 6.50%, payable quarterly. The fair value of the note receivable from Anadarko was approximately $326.7 million and $303.7 million at September 30, 2012, and December 31, 2011, respectively. The fair value of the note reflects consideration of credit risk and any premium or discount for the differential between the stated interest rate and quarter-end market interest rate, based on quoted market prices of similar debt instruments. Accordingly, the fair value of the note receivable from Anadarko is measured using Level 2 inputs.

In addition, in December 2008, WES entered into a five-year $175.0 million term loan agreement with Anadarko, which was repaid in full in June 2012 using the proceeds from the 4.000% Senior Notes due 2022 (the “2022 Notes”). See Note 7.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

5. TRANSACTIONS WITH AFFILIATES (CONTINUED)

During the first quarter of 2012, the board of directors of WES GP approved the continued construction of the Brasada and Lancaster gas processing facilities in South Texas and northeast Colorado, respectively, which were previously under construction by Anadarko. WES agreed to reimburse Anadarko for $18.9 million of certain expenditures Anadarko incurred in 2011 related to the construction of the Brasada and Lancaster plants, and $0.3 million of related capitalized interest. In February 2012, these expenditures were transferred to WES and a corresponding current payable was established, which is expected to be repaid by WES during the fourth quarter of 2012.

Commodity price swap agreements. WES has commodity price swap agreements with Anadarko to mitigate exposure to commodity price volatility that would otherwise be present as a result of the purchase and sale of natural gas, condensate or NGLs. Notional volumes for each of the commodity price swap agreements are not specifically defined; instead, the commodity price swap agreements apply to the actual volume of natural gas, condensate and NGLs purchased and sold at the Granger, Hilight, Hugoton, Newcastle, MGR and Wattenberg assets, with various expiration dates through December 2016. The commodity price swap agreements do not satisfy the definition of a derivative financial instrument and, therefore, are not required to be re-measured at fair value. WES has not entered into any new commodity price swap agreements since the fourth quarter of 2011.

Below is a summary of the fixed price ranges on WES’s outstanding commodity price swap agreements as of September 30, 2012:

	Year Ended December 31,
per barrel except natural gas	2012	2013	2014	2015	2016
Ethane	$18.21 – 29.78	$18.32 – 30.10	$18.36 – 30.53	$18.41 – 23.41	$23.11
Propane	$45.23 – 57.97	$45.90 – 55.84	$46.47 – 53.78	$47.08 – 52.99	$52.90
Isobutane	$57.50 – 80.98	$60.44 – 77.66	$61.24 – 75.13	$62.09 – 74.02	$73.89
Normal butane	$52.40 – 71.15	$53.20 – 68.24	$53.89 – 66.01	$54.62 – 65.04	$64.93
Natural gasoline	$69.77 – 89.51	$70.89 – 92.23	$71.85 – 83.04	$72.88 – 81.82	$81.68
Condensate	$72.73 – 89.51	$74.04 – 85.84	$75.22 – 83.04	$76.47 – 81.82	$81.68
Natural gas (per MMbtu)	$3.62 – 5.97	$3.75 – 6.09	$4.45 – 6.20	$4.66 – 5.96	$4.87
The following table summarizes realized gains and losses on WES’s commodity price swap agreements as reflected in the consolidated financial statements:

	Nine Months Ended September 30,
thousands	2012	2011
Gains (losses) on commodity price swap agreements related to sales: (1)
Natural gas sales	$30,728	$24,079
Natural gas liquids sales	46,020	(25,736)

Total	76,748	(1,657)
Losses on commodity price swap agreements related to purchases (2)	(70,342)	(19,377)

Net gains (losses) on commodity price swap agreements	$6,406	$(21,034)

(1)	Reported in affiliate natural gas, NGLs and condensate sales in the consolidated statements of income in the period in which the related sale is recorded.
(2)	Reported in cost of product in the consolidated statements of income in the period in which the related purchase is recorded.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

5. TRANSACTIONS WITH AFFILIATES (CONTINUED)

Gas gathering and processing agreements. WES has significant gas gathering and processing arrangements with affiliates of Anadarko on a majority of its systems. Approximately 76% and 75% of WES’s gathering, transportation and treating throughput (excluding equity investment throughput) for the nine months ended September 30, 2012 and 2011, respectively, was attributable to natural gas production owned or controlled by Anadarko. Approximately 59% and 64% of WES’s processing throughput (excluding equity investment throughput) for the nine months ended September 30, 2012 and 2011, respectively, was attributable to natural gas production owned or controlled by Anadarko.

In connection with the MGR acquisition, WES entered into 10-year, fee-based gathering and processing agreements with Anadarko effective December 1, 2011, for all affiliate throughput on the MGR assets.

Equity incentive plan and Anadarko incentive plans. Equity-based compensation costs are allocated by Anadarko to WES under the WES omnibus agreement for grants made pursuant to (i) the Western Gas Holdings, LLC Equity Incentive Plan, as amended and restated (the “Incentive Plan”) and (ii) the Anadarko Petroleum Corporation 1999 Stock Incentive Plan and the Anadarko Petroleum Corporation 2008 Omnibus Incentive Compensation Plan (Anadarko’s plans are referred to collectively as the “Anadarko Incentive Plans”).

Under the Incentive Plan, participants are granted Unit Value Rights (“UVRs”), Unit Appreciation Rights (“UARs”) and Dividend Equivalent Rights (“DERs”). For these equity-based awards issued under the Incentive Plan and ultimately settled in cash, the fair value of the relevant equity grant is revised periodically based on the estimated fair value of WES GP using a discounted cash flow estimate and multiples-valuation terminal value. Anadarko, the parent company of WGP, directs the issuance of equity-based awards to its employees, so the fair value of the outstanding awards under the Incentive Plan is classified as dividend payable to Anadarko within current liabilities for vested awards which have not been cash-settled, and as long-term liabilities for unvested awards which are outstanding, in the accompanying consolidated financial statements of WGP. UVRs and UARs outstanding under the Incentive Plan were collectively valued at $1,053 per unit and $634 per unit as of September 30, 2012, and December 31, 2011, respectively. General and administrative expense in the accompanying consolidated statements of income includes $16.4 million and $6.3 million for the nine months ended September 30, 2012 and 2011, respectively, of equity-based compensation expense allocated to WES by Anadarko for grants made pursuant to the Incentive Plan and Anadarko Incentive Plans.

Equipment purchase and sale. During the three months ended September 30, 2012, WES purchased equipment with a net carrying value of $5.0 million from Anadarko for $12.2 million in cash, with the difference recorded as an adjustment to partners’ capital. Also during the three months ended September 30, 2012, WES sold pipe and equipment with a net carrying value of $0.4 million to Anadarko for $0.8 million in cash. The gain on sale was recorded as an adjustment to partner’s capital. In June 2012, WES purchased equipment with a net carrying value of $1.2 million from Anadarko for $2.2 million in cash, with the difference recorded as an adjustment to partners’ capital. In March 2012, WES purchased equipment with a net carrying value of $0.6 million from Anadarko for $4.5 million in cash, with the difference recorded as an adjustment to partners’ capital.

Capital expenditures transfer. As described in Note receivable from and amounts payable to Anadarko above, during 2011 Anadarko incurred certain expenditures related to the construction of the Brasada and Lancaster gas processing facilities, which were transferred to WES in the first quarter of 2012 and are included in the balance of property, plant and equipment as of September 30, 2012. See Note 6.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

5. TRANSACTIONS WITH AFFILIATES (CONTINUED)

Summary of affiliate transactions. Affiliate transactions include revenue from affiliates, reimbursement of operating expenses and purchases of natural gas. The following table summarizes affiliate transactions, including transactions with Anadarko and its affiliates:

	Nine Months Ended September 30,
thousands	2012	2011
Revenues (1)	$507,473	$481,281
Cost of product (1)	115,603	59,682
Operation and maintenance (2)	38,040	38,692
General and administrative (3)	29,421	19,473

Operating expenses	183,064	117,847
Interest income, net (4)	12,675	18,992
Interest expense (5)	2,684	3,701
Contributions from Anadarko as a Chipeta noncontrolling interest owner	12,588	8,266
Distributions to Anadarko as a Chipeta noncontrolling interest owner	6,528	5,882

(1)	Represents amounts recognized under gathering, treating or processing agreements, and purchase and sale agreements.
(2)

Represents expenses incurred under the services and secondment agreement for periods including and subsequent to the date of the acquisition of the WES assets, as well as expenses incurred by Anadarko on a historical basis related to WES assets prior to the acquisition of such assets by WES.

(3)

Represents general and administrative expense incurred under the WES omnibus agreement for periods including and subsequent to the date of the acquisition of the WES assets, as well as a management services fee not within the scope of the WES omnibus agreement for reimbursement of expenses incurred by Anadarko for periods prior to the acquisition of the WES assets.

(4)

Represents interest income recognized on the note receivable from Anadarko. This line item also includes interest income, net on affiliate balances related to the Bison and MGR assets for periods prior to the acquisition of such assets. Beginning December 7, 2011, Anadarko discontinued charging interest on intercompany balances. The outstanding affiliate balances on the WES assets prior to their acquisition were entirely settled through an adjustment to equity and partners’ capital.

(5)

Represents interest expense recognized on the note payable to Anadarko (see Note 7) and interest imputed on the reimbursement payable to Anadarko for certain expenditures Anadarko incurred in 2011 related to the construction of the Brasada and Lancaster plants (see Note receivable from and amounts payable to Anadarko within this Note 5). In June 2012, the note payable to Anadarko was repaid in full.

Concentration of credit risk. Anadarko was the only customer from whom revenues exceeded 10% of the consolidated revenues for all periods presented on the consolidated statements of income.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

6. PROPERTY, PLANT AND EQUIPMENT

A summary of the historical cost of property, plant and equipment is as follows:

thousands	Estimated Useful Life	September 30, 2012	December 31, 2011
Land	n/a	$501	$364
Gathering systems	5 to 47 years	2,529,475	2,437,152
Pipelines and equipment	15 to 45 years	91,126	90,883
Assets under construction	n/a	387,026	104,687
Other	3 to 25 years	6,697	4,927

Total property, plant and equipment		3,014,825	2,638,013
Accumulated depreciation		671,902	585,789

Net property, plant and equipment		$2,342,923	$2,052,224

The cost of property classified as “Assets under construction” is excluded from capitalized costs being depreciated. These amounts represent property that is not yet suitable to be placed into productive service as of the respective balance sheet date. Assets under construction includes $18.9 million related to the transfer of the Brasada and Lancaster gas processing facilities (see Note 5), and $0.3 million of related capitalized interest. In addition, property, plant and equipment cost and third-party accrued liability balances in the consolidated balance sheets each include $58.2 million and $15.0 million of accrued capital as of September 30, 2012, and December 31, 2011, respectively, representing estimated capital expenditures for which invoices had not yet been processed.

7. DEBT AND INTEREST EXPENSE

The following table presents outstanding debt as of September 30, 2012, and December 31, 2011:

	September 30, 2012			December 31, 2011
thousands	Principal	Carrying Value	Fair Value	Principal	Carrying Value	Fair Value
4.000% Senior Notes due 2022	$520,000	$515,897	$519,728	$—	$—	$—
5.375% Senior Notes due 2021	500,000	494,538	499,950	500,000	494,178	499,950
Note payable to Anadarko	—	—	—	175,000	175,000	174,528

Total debt outstanding (1)	$1,020,000	$1,010,435	$1,019,678	$675,000	$669,178	$674,478

(1)

The consolidated balance sheets include accrued interest expense of $14.3 million and $2.7 million as of September 30, 2012, and December 31, 2011, respectively, which is included in accrued liabilities.

Fair value of debt. The fair value of debt reflects any premium or discount for the difference between the stated interest rate and the quarter-end market interest rate, and is based on quoted market prices for identical instruments, if available, or based on valuations of similar debt instruments. Accordingly, the fair value of the debt instruments in the table above is measured using Level 2 inputs.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

7. DEBT AND INTEREST EXPENSE (CONTINUED)

Debt activity. The following table presents debt activity for the nine months ended September 30, 2012:

thousands	Carrying Value
Balance as of December 31, 2011	$669,178
Revolving credit facility borrowings	374,000
Issuance of 4.000% Senior Notes due 2022	520,000
Repayment of revolving credit facility	(374,000)
Repayment of Note payable to Anadarko	(175,000)
Revolving credit facility borrowings—Swingline	20,000
Repayment of revolving credit facility—Swingline	(20,000)
Other and changes in debt discount	(3,743)

Balance as of September 30, 2012	$1,010,435

4.000% Senior Notes due 2022. In June 2012, WES completed the offering of $520.0 million aggregate principal amount of the 2022 Notes at a price to the public of 99.194% of the face amount. Including the effects of the issuance and underwriting discounts, the effective interest rate is 4.207%. Interest will be paid semi-annually on January 1 and July 1 of each year, commencing on January 1, 2013. The 2022 Notes will mature on July 1, 2022, unless redeemed, in whole or in part, at any time prior to maturity, at a redemption price that includes a make-whole premium. Proceeds (net of underwriting discount of $3.4 million and debt issuance costs) were used to repay all amounts then outstanding under revolving credit facility (“WES RCF”) and the $175.0 million note payable to Anadarko (see below).

The 2022 Notes indenture contains customary events of default including, among others, (i) default for 30 days in the payment of interest when due on the 2022 Notes; (ii) default in payment, when due, of principal of or premium, if any, on the 2022 Notes at maturity, upon redemption or otherwise; and (iii) certain events of bankruptcy or insolvency. The 2022 Notes indenture also contains covenants that limit, among other things, the ability of WES, as well as that of certain of its subsidiaries, to (i) create liens on its principal properties; (ii) engage in sale and leaseback transactions; and (iii) merge or consolidate with another entity or sell, lease or transfer substantially all of its properties or assets to another entity. At September 30, 2012, WES was in compliance with all covenants under the 2022 Notes.

Refer to Note 9 for a discussion of the additional offering of 2022 Notes in October 2012.

5.375% Senior Notes due 2021. In May 2011, WES completed the offering of $500.0 million aggregate principal amount of 5.375% Senior Notes due 2021 (the “2021 Notes”) at a price to the public of 98.778% of the face amount. Including the effects of the issuance and underwriting discounts, the effective interest rate is 5.648%.

Upon issuance, the 2021 Notes were fully and unconditionally guaranteed on a senior unsecured basis by each of the wholly owned subsidiaries of WES (the “Subsidiary Guarantors”). The Subsidiary Guarantors’ guarantees were immediately released on June 13, 2012, upon the Subsidiary Guarantors becoming released from their obligations under the WES RCF, as discussed below. At September 30, 2012, WES was in compliance with all covenants under the 2021 Notes.

Note payable to Anadarko. In December 2008, WES entered into a five-year $175.0 million term loan agreement with Anadarko. The term loan agreement was amended in December 2010 to fix the interest rate at 2.82% through maturity in 2013. In June 2012, the note payable to Anadarko was repaid in full with proceeds from the issuance of the 2022 Notes.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

7. DEBT AND INTEREST EXPENSE (CONTINUED)

Revolving credit facility. In March 2011, WES entered into an amended and restated $800.0 million senior unsecured WES RCF which matures in March 2016 and bears interest at London Interbank Offered Rate (“LIBOR”) plus applicable margins currently ranging from 1.30% to 1.90%, or an alternate base rate equal to the greatest of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.5%, or (c) LIBOR plus 1%, in each case plus applicable margins currently ranging from 0.30% to 0.90%. The interest rate was 1.71% and 1.80% at September 30, 2012, and December 31, 2011, respectively. WES is required to pay a quarterly facility fee currently ranging from 0.20% to 0.35% of the commitment amount (whether used or unused), based upon the senior unsecured debt rating of WES. The facility fee rate was 0.25% at September 30, 2012, and December 31, 2011.

On June 13, 2012, following the receipt of a second investment grade rating as defined in the WES RCF, the guarantees provided by the wholly owned subsidiaries of WES were released, and WES is no longer subject to certain of the restrictive covenants associated with the WES RCF, including the maintenance of an interest coverage ratio and adherence to covenants that limit, among other things, the ability of WES, and certain of its subsidiaries, to dispose of assets and make certain investments or payments. WES did not have outstanding borrowings under the $800.0 million WES RCF as of September 30, 2012, and had $0.3 million in outstanding letters of credit issued under the facility. At September 30, 2012, WES was in compliance with all remaining covenants under the WES RCF.

The 2022 Notes, the 2021 Notes and obligations under the WES RCF are recourse to WES GP. In turn, WES GP has been indemnified by a wholly owned subsidiary of Anadarko against any claims made against WES GP under the 2022 Notes, the 2021 Notes and/or the WES RCF.

Working capital facility. Refer to Note 9 for a discussion of the working capital facility entered into on November 1, 2012.

Wattenberg term loan. WES repaid the $250.0 million Wattenberg term loan in full in March 2011 using borrowings from the WES RCF and recognized $1.3 million of accelerated amortization expense related to its early repayment.

Interest rate agreements. In May 2012, WES entered into U.S. Treasury Rate lock agreements to mitigate the risk of rising interest rates prior to the issuance of the 2022 Notes. The rate lock agreements were settled simultaneously with the issuance of the 2022 Notes in June 2012, realizing a loss of $1.7 million, which is included in other expense, net in the accompanying consolidated statements of income.

In March 2011, WES entered into a forward-starting interest-rate swap agreement to mitigate the risk of rising interest rates prior to the issuance of the 2021 Notes. In May 2011, WES issued the 2021 Notes and terminated the swap agreement, realizing a loss of $1.9 million, which is included in other expense, net in the accompanying consolidated statements of income.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

7. DEBT AND INTEREST EXPENSE (CONTINUED)

Interest expense. The following table summarizes the amounts included in interest expense:

	Nine Months Ended September 30,
thousands	2012	2011
Third parties
Interest expense on long-term debt	$28,036	$13,889
Amortization of debt issuance costs and commitment fees (1)	3,225	4,282
Capitalized interest	(3,827)	(134)

Total interest expense—third parties	27,434	18,037

Affiliates
Interest expense on note payable to Anadarko (2)	2,440	3,701
Interest expense, net on affiliate balances (3)	244	—

Total interest expense—affiliates	2,684	3,701

Interest expense	$30,118	$21,738

(1)

Amortization of the original issue discount and underwriters’ fees related to the 2022 Notes and 2021 Notes was $0.8 million for the nine months ended September 30, 2012, and related to the 2021 Notes was $0.3 million for the nine months ended September 30, 2011.

(2)	In June 2012, the note payable to Anadarko was repaid in full. See Note payable to Anadarko within this Note 7.
(3)	Imputed interest expense on the reimbursement payable to Anadarko for certain expenditures Anadarko incurred in 2011 related to the construction of the Brasada and Lancaster plants. See Note 5.

8. COMMITMENTS AND CONTINGENCIES

Litigation and legal proceedings. In March 2011, DCP Midstream LP (“DCP”) filed a lawsuit against Anadarko and others, including a subsidiary, Kerr-McGee Gathering LLC, in Weld County District Court (the “Court”) in Colorado, alleging that Anadarko and its affiliates diverted gas from DCP’s gathering and processing facilities in breach of certain dedication agreements. In addition to various claims against Anadarko, DCP is claiming unjust enrichment and other damages against Kerr-McGee Gathering LLC, the entity which holds the Wattenberg assets. Anadarko countersued DCP asserting that DCP has not properly allocated values and charges to Anadarko for the gas that DCP gathers and/or processes, and seeks a judgment that DCP has no valid gathering or processing rights to much of the gas production it is claiming, in addition to other claims. In July 2011, the Court denied the defendants’ motion to dismiss without ruling on the merits and the case is in the discovery phase. Trial is set for April 2014. Management does not believe the outcome of this proceeding will have a material effect on the financial condition, results of operations or cash flows of WGP. Management intends to vigorously defend this litigation. Furthermore, without regard to the merit of DCP’s claims, management believes that it has adequate contractual indemnities covering the claims against it in this lawsuit.

In addition, from time to time, WGP, through its partnership interests in WES, is involved in legal, tax, regulatory and other proceedings in various forums regarding performance, contracts and other matters that arise in the ordinary course of business. Management is not aware of any such proceeding for which a final disposition could have a material adverse effect on the financial condition, results of operations or cash flows of WGP.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Other commitments. WES has short-term payment obligations, or commitments, related to its capital spending programs, as well as those of its unconsolidated affiliates. As of September 30, 2012, WES had unconditional payment obligations for services to be rendered, or products to be delivered in connection with its capital projects of approximately $78.8 million, which includes 100% of obligations related to Chipeta. A majority of these payment obligations will be paid in the next twelve months, and relate primarily to the continued construction of the Brasada and Lancaster plants (see Note 5) and capital projects at Chipeta.

Lease commitments. Anadarko, on behalf of WES, has entered into lease agreements for corporate offices, shared field offices and a warehouse supporting the operations of its subsidiaries. The leases for the shared field offices extend through 2018, and the lease for the warehouse extends through February 2014 and includes an early termination clause. During 2011, Anadarko entered into a lease agreement for the WES corporate offices that extends through March 2017. Anadarko, on behalf of WES, continues to lease certain other compression equipment under leases expiring through January 2015.

Rent expense associated with the office, warehouse and equipment leases was $2.3 million and $3.1 million for the nine months ended September 30, 2012 and 2011, respectively.

9. SUBSEQUENT EVENTS

In October 2012, WES issued an additional $150.0 million in aggregate principal amount of 4.000% Senior Notes due 2022 (the “New Notes”), at a price to the public of 105.178% of the face amount. The New Notes were offered as additional notes under the indenture governing the 2022 Notes issued in June 2012 (described in Note 7) and are treated as a single class of securities with the 2022 Notes under such indenture. Interest on the New Notes accrues from June 28, 2012, the date the 2022 Notes were issued, and will be payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 2013. Including the effects of the issuance premium and underwriting fees, the effective interest rate of the New Notes is 3.527%. Proceeds from issuance of the New Notes (net of underwriting fees of $1.0 million and debt issuance costs) will be used for general partnership purposes, which may include the funding of capital expenditures.

On November 1, 2012, WGP entered into a $30.0 million working capital facility with Anadarko as the lender. The facility is available exclusively to fund WGP’s working capital borrowings. Borrowings under the facility will mature on November 1, 2017, and will bear interest at LIBOR plus 1.50%.

Appendix A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

WESTERN GAS EQUITY PARTNERS, LP

ARTICLE I

DEFINITIONS

Section 1.1	Definitions.	A-1
Section 1.2	Construction.	A-12

ARTICLE II

ORGANIZATION

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1	Limitation of Liability.	A-15
Section 3.2	Management of Business.	A-15
Section 3.3	Outside Activities of the Limited Partners.	A-15
Section 3.4	Rights of Limited Partners.	A-15

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF

PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

i

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1	Records and Accounting.	A-43
Section 8.2	Fiscal Year.	A-43
Section 8.3	Reports.	A-43

ARTICLE IX

TAX MATTERS

ARTICLE X

ADMISSION OF PARTNERS

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

ARTICLE XII

DISSOLUTION AND LIQUIDATION

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1	Right to Acquire Limited Partner Interests.	A-60

ARTICLE XVI

GENERAL PROVISIONS

FIRST AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF WESTERN GAS EQUITY PARTNERS, LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF WESTERN GAS EQUITY PARTNERS, LP dated as of December 12, 2012, is entered into by and between Western Gas Equity Holdings, LLC, a Delaware limited liability company, as the General Partner, and Western Gas Resources, Inc., a Delaware corporation, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution and, in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.5(d)(i), in both cases as determined by the General Partner. In making such determination, the General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Adjusted Properties or Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each such property.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Western Gas Equity Partners, LP, as it may be amended, supplemented or restated from time to time.

“Anadarko” means Anadarko Petroleum Corporation, a Delaware corporation.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) if the General Partner so determines, all or any portion of any additional cash and cash equivalents of the Partnership Group on hand on the date of determination of such Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject, (iii) permit the MLP General Partner to make capital contributions to the MLP to maintain its then current general partner interest in the MLP upon the issuance of additional Partnership Interests (as defined in the MLP Agreement) by the MLP or (iv) provide funds for distributions under Section 6.3 in respect of any one or more of the next four Quarters;

provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means, with respect to the Board of Directors of the General Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of the general partner of the General Partner.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

“Book-Tax Disparity” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such Contributed Property or Adjusted Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination; provided that the Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means (a) a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Interests.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.3, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

“claim” (as used in Section 7.13(d)) is defined in Section 7.13(d).

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” is defined in Section 15.1(a).

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” is defined in Section 11.3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution Agreement, dated as of December 3, 2012, by and among Anadarko, WGR, the Partnership and the MLP General Partner.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(ix).

“Current Market Price” is defined in Section 15.1(a).

“Deferred Issuance” means the issuance by the Partnership to WGR of a number of additional Common Units that is equal to the product of (i) the number of Common Units issued on the applicable time of purchase or additional time of purchase (each as defined in the Underwriting Agreement) pursuant to an exercise by the Underwriters of the Over-Allotment Option multiplied by (ii) 0.6928953.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Derivative Instruments” means options, right, warrants, appreciation rights, tracking, profit and phantom interests and other derivative instruments relating to, convertible into or exchangeable for Partnership Interests.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

“Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner the General Partner determines does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

“Event of Withdrawal” is defined in Section 11.1(a).

“Excess Distribution” is defined in Section 6.1(d)(iii).

“Excess Distribution Unit” is defined in Section 6.1(d)(iii).

“General Partner” means Western Gas Equity Holdings, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the management and ownership interest, if any, of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction. The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values.

“Group” means a Person that, with or through any of its Affiliates or Associates, has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.13, is defined in Section 7.13(a).

“Indemnified Persons” is defined in Section 7.13(d).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, manager, partner, director, officer, fiduciary or trustee of any Group Member, the General Partner or

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, manager, partner, fiduciary or trustee of another Person; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means WGR (with respect to the Common Units received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1 of this Agreement.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any offer and sale of Common Units pursuant to the exercise of the Over-Allotment Option.

“Issue Price” means the price at which a Unit is purchased from the Partnership, net of any sales commission or underwriting discount charged to the Partnership.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Merger Agreement” is defined in Section 14.1.

“MLP” means Western Gas Partners, LP, a Delaware limited partnership, and any successor thereto.

“MLP Agreement” means the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP, as heretofore amended and as it may be amended, supplemented or restated from time to time.

“MLP Common Units” means the Common Units of the MLP, as such term is defined in the MLP Agreement.

“MLP General Partner” means Western Gas Holdings, LLC, a Delaware limited liability company and the general partner of the MLP, and any successor thereto.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

“MLP General Partner Units” means the General Partner Units of the MLP, as such term is defined in the MLP Agreement.

“MLP Group” means the MLP and its Subsidiaries.

“MLP Group Member” means any member of the MLP Group.

“MLP Group Member Agreement” means the partnership agreement of any MLP Group Member that is a limited or general partnership, the limited liability company agreement of any MLP Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any MLP Group Member that is a corporation, the joint venture agreement or similar governing document of any MLP Group Member that is a joint venture and the governing or organizational or similar documents of any other MLP Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“MOU” means that certain Memorandum of Understanding, dated December 3, 2012, by and among Anadarko, MLP General Partner and the Participants named therein.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act, and any successor to such statute.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liability either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain for such taxable period over the Partnership’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction for such taxable period over the Partnership’s items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d).

“Non-citizen Assignee” means a Person whom the General Partner has determined does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the substituted limited partner, pursuant to Section 4.9.

“Nonrecourse Built-in Gain” means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2 if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-2(b)(3).

“Notice of Election to Purchase” is defined in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of December 12, 2012, by and among Anadarko, the Partnership and the General Partner.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Interests of any class then Outstanding, none of the Partnership Interests owned by such Person or Group shall be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i), provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership, with the prior approval of the Board of Directors of the General Partner.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Western Gas Equity Partners, LP, a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity, but excluding the MLP Group.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

“Partnership Interest” means any class or series of equity interest in the Partnership, which shall include any General Partner Interest and Limited Partner Interests but shall exclude any Derivative Instruments.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Percentage Interest” means, as of any date of determination, (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Plan of Merger” is defined in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests and (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the first fiscal quarter of the Partnership that includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-184763) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Required Allocations” means (a) any limitation imposed on any allocation of Net Losses under Section 6.1(b) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iii), Section 6.1(d)(vi), Section 6.1(d)(vii), or Section 6.1(d)(ix).

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

“Special Approval” means approval by a majority of the members of the Special Committee.

“Special Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors, each of whom (a) is not a security holder, officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner, including the MLP General Partner, (c) is not a holder of any ownership interest in the Partnership Group other than Common Units or Derivative Instruments granted pursuant to one or more long-term incentive plans adopted by the General Partner, or a holder of any ownership interest in the MLP Group other than common units in the MLP and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading; provided , that, in the cases of clauses (a) and (c) above and for the avoidance of doubt, a director that is a member of the Special Committee may beneficially own publicly traded common units of the MLP with an aggregate fair market value that does not exceed the fair market value of such director’s ownership interest in the Partnership (including, for the avoidance of any doubt, Derivative Instruments granted pursuant to any long-term incentive plans of the General Partner), in each case calculated as of the December 31 prior to such director’s appointment or annual reappointment to the Special Committee; provided, however, that if a director does not meet the qualifications to serve on the Special Committee solely as a result of his or her failure to satisfy the ownership restrictions set forth above, such director will be deemed to meet such qualifications if he or she satisfies such ownership restrictions as of the date the Special Committee acts to approve or disapprove of any matter.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner, but only if such Person, directly or indirectly through one or more Subsidiaries of such Person, or a combination thereof, controls such partnership on the date of determination, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” is defined in Section 14.2(b).

“Tax Sharing Agreement” means that certain Tax Sharing Agreement, dated as of December 12, 2012, by and among the Partnership and Anadarko.

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First Amended and Restated Agreement of Limited Partnership

“Trading Day” is defined in Section 15.1(a).

“transfer” is defined in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement that purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of December 6, 2012, among the Underwriters, the Partnership and the General Partner, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units but shall not include the General Partner Interest.

“Unitholders” means the holders of Units.

“Unit Majority” means at least a majority of the Outstanding Common Units voting as a class.

“Unit Purchase Agreement” means that certain Unit Purchase Agreement, dated as of December 12, 2012, by and among the Partnership, the General Partner, the MLP and the MLP General Partner.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“WGR” means Western Gas Resources, Inc., a Delaware corporation.

“Withdrawal Opinion of Counsel” is defined in Section 11.1(b).

“Working Capital Agreement” means the Working Capital Loan Agreement, dated as of November 1, 2012, between Anadarko and the Partnership.

“Working Capital Borrowings” means borrowings used solely (a) for working capital purposes, (b) to make a contribution to the MLP General Partner in order to allow it to purchase additional general partner units from the MLP in order to maintain its 2.0% general partner interest in the MLP or (c) to pay distributions to Partners, and made pursuant to a credit facility (including the Working Capital Agreement), commercial paper facility or other similar financing arrangement, provided that when it such borrowings are incurred, it is the intent of the Partnership to repay such borrowings within 12 months from funds other than additional Working Capital Borrowings.

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First Amended and Restated Agreement of Limited Partnership

Section 1.2 Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” or words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1 Formation.

The Partnership was formed in September 2012 upon the conversion of WGR Holdings, LLC, a Delaware limited liability company, into a Delaware limited partnership. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2 Name.

The name of the Partnership is “Western Gas Equity Partners, LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “LP,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices.

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member or MLP Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

Section 2.5 Powers.

The Partnership shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section  2.4 and for the protection and benefit of the Partnership.

Section 2.6 Power of Attorney.

(a) Each Limited Partner hereby constitutes and appoints the General Partner and, if a Liquidator (other than the General Partner) shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to either thereof by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, Article X, Article XI or Article XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Interests issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval,

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First Amended and Restated Agreement of Limited Partnership

agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner’s Limited Partner Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

Section 2.7 Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8 Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; and provided, further, that prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer to the Partnership of record title to all Partnership assets held by the General Partner or its Affiliates and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

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First Amended and Restated Agreement of Limited Partnership

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability.

The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business.

No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member or MLP Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners.

Subject to the provisions of Section 7.6, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group or the MLP Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related (as determined in good faith by the General Partner) to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii) promptly after their becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments hereto and thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments hereto and thereto have been executed;

(v) to obtain true and full information regarding the amount of cash, and a description and statement of the Net Agreed Value of any other Capital Contribution, contributed by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

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First Amended and Restated Agreement of Limited Partnership

(b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF

PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates.

Upon the Partnership’s issuance of Common Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, upon the request of any Person owning any Partnership Interest other than Common Units, the Partnership may, but shall not be required to, issue to such Person one or more certificates evidencing such other Partnership Interest. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President, Senior Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that the Units may be certificated or uncertificated as provided in the Delaware Act; and provided, further, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent (for Common Units) or the General Partner (for Partnership Interests other than Common Units), the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent (for Common Units) or the General Partner (for Partnership Interests other than Common Units) shall countersign and deliver in exchange therefor, a new Certificate, or shall deliver other evidence of the issuance of uncertificated Partnership Interests, evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent (for Common Units) shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate, or other evidence of the issuance of uncertificated Units, before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General

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First Amended and Restated Agreement of Limited Partnership

Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate or other evidence of the issuance of uncertificated Partnership Interests.

(c) As a condition to the issuance of any new Certificate, or other evidence of the issuance of uncertificated Partnership Interests, under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder and as, and to the extent, provided for herein.

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person who becomes the General Partner, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise, or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership or limited liability company interests, partnership interests or other ownership interests in the General Partner.

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First Amended and Restated Agreement of Limited Partnership

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates, or shall deliver other evidence of the issuance of uncertificated Limited Partner Interests, evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b) Except as otherwise provided in Section 4.9, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests, or other evidence of the issuance of uncertificated Limited Partner Interests, are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided that as a condition to the issuance of any new Certificate, or other evidence of the issuance of uncertificated Limited Partner Interests, under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(d) The General Partner and its Affiliates shall have the right at any time to transfer their Common Units to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to June 30, 2018, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after June 30, 2018, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this

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First Amended and Restated Agreement of Limited Partnership

Agreement and (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed). In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 [Intentionally Omitted].

Section 4.8 Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(d) Each certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF WESTERN GAS EQUITY PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF WESTERN GAS EQUITY PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE WESTERN GAS EQUITY PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). WESTERN GAS EQUITY HOLDINGS, LLC, THE GENERAL PARTNER OF WESTERN GAS EQUITY PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT DETERMINES, WITH THE ADVICE OF COUNSEL, THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A

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First Amended and Restated Agreement of Limited Partnership

SIGNIFICANT RISK OF WESTERN GAS EQUITY PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.9 Citizenship Certificates; Non-citizen Assignees.

(a) If any Group Member is or becomes subject to any federal, state or local law or regulation that the General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner, the General Partner may request any Limited Partner to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines that a Limited Partner is not an Eligible Citizen, the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Limited Partner be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.

(b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

(c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

(d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, such Non-citizen Assignee be admitted as a Limited Partner, and upon approval of the General Partner, such Non-citizen Assignee shall be admitted as a Limited Partner and shall no longer constitute a Non-citizen Assignee and the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.

Section 4.10 Redemption of Partnership Interests of Non-citizen Assignees.

(a) If at any time a Limited Partner fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Citizen, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that

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First Amended and Restated Agreement of Limited Partnership

such Limited Partner is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests, or other evidence of the issuance of uncertificated Units, and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) Upon surrender by or on behalf of the Limited Partner, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, or other evidence of the issuance of uncertificated Limited Partner Interests, the Limited Partner or his duly authorized representative shall be entitled to receive the payment therefor.

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Citizen.

(c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided that the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions.

In connection with the conversion of WGR Holdings, LLC into the Partnership under the Delaware Act, the General Partner was admitted as the General Partner of the Partnership, with a 0.0% non-economic General Partner Interest, and WGR was admitted as a Limited Partner of the Partnership, with a Limited Partner Interest equal to a 100% Percentage Interest. As of the Closing Date and effective with the admission of another Limited Partner to the Partnership, the Limited Partner Interest of WGR shall be redeemed in exchange for Common Units as set forth in Section 5.2(a).

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First Amended and Restated Agreement of Limited Partnership

Section 5.2 Contributions by and Issuances to the General Partner and its Affiliates.

(a) On the Closing Date: (i) the General Partner shall retain a 0.0% non-economic General Partner Interest in the Partnership, subject to all of the rights, privileges and duties of the General Partner under this Agreement, (ii) the Partnership shall issue 197,351,671 Common Units to WGR and (iii) WGR shall be granted the right to receive the Deferred Issuance.

(b) Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3 Contributions by and Issuances to Initial Limited Partners.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(b) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter on the applicable Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 17,181,000; (ii) 2,577,150 Common Units, all or a portion of which are issuable upon the exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof; (iii) the 197,351,671 Common Units issuable pursuant to Section 5.2(a)(ii) hereof and (iv) up to 1,785,694 Common Units issuable pursuant to the Deferred Issuance.

Section 5.4 Interest and Withdrawal.

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose); provided that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the property’s Carrying Value as of such date.

(v) Any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property or Adjusted Property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vi) In the event the Gross Liability Value of any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) is adjusted as required by this Agreement, the amount of such adjustment shall be treated as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership) and shall be taken into account for purposes of computing Net Income or Net Loss.

(c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

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First Amended and Restated Agreement of Limited Partnership

(d)(i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the liquidation of the Partnership would have been allocated; provided, however, that in the case of (A) an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or (B) an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, based on the current trading price of the Common Units, and taking fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the liquidation of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Interests and Derivative Instruments.

(a) The Partnership may issue additional Partnership Interests and Derivative Instruments for any Partnership purpose at any time and from time to time to such Persons, for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) or Section 7.5(c) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests) as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may

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First Amended and Restated Agreement of Limited Partnership

redeem the Partnership Interest or other security; (v) whether such Partnership Interest or other security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest or other security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with each issuance of Partnership Interests or Derivative Instruments pursuant to this Section 5.6, or Section 7.5(c). The General Partner shall determine the relative rights, powers and duties of the holders of the Partnership Interests or Derivative Instruments being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or Derivative Instruments, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which such Partnership Interests or Derivative Instruments are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7 [Intentionally Omitted].

Section 5.8 Limited Preemptive Right.

Except as provided in this Section 5.8 or as otherwise provided in a separate agreement entered into by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.9 Splits and Combinations.

(a) Subject to Section 5.9(d), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders thereof or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates, or other evidence of the issuance of uncertificated Partnership Interests, to the Record Holders of

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First Amended and Restated Agreement of Limited Partnership

Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, or other evidence of the issuance of uncertificated Partnership Interests, the surrender of any Certificate, or other evidence of the issuance of uncertificated Partnership Interests, held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.10 Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 or 17-804 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable period (or portion thereof) as provided herein below.

(a) Net Income. Net Income for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Income for such taxable period) shall be allocated as follows:

(i) First, to the General Partner until the aggregate of the Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods; and

(ii) The balance, if any, 100% to the Unitholders, Pro Rata.

(b) Net Loss. Net Loss for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period) shall be allocated as follows:

(i) First, to the Unitholders, Pro Rata; provided, that Net Loss shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) The balance, if any, 100% to the General Partner.

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First Amended and Restated Agreement of Limited Partnership

(c) [Intentionally Omitted].

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(c), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(c) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vii) and Section 6.1(d)(viii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(c), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(c), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations. If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii).

(v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be

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First Amended and Restated Agreement of Limited Partnership

specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(b)(x)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(x)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(x)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(x)(A) among the Partners in a manner that is likely to minimize such economic distortions.

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First Amended and Restated Agreement of Limited Partnership

(xi) Economic Uniformity; Changes in Law. For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(xi) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests or the Partnership.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(xi)); provided, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(b) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

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First Amended and Restated Agreement of Limited Partnership

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, that such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to the Partners who are issued Units as a result of the transactions contemplated by the Contribution Agreement or Underwriting Agreement; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent the General Partner determines necessary or appropriate to comply with Section 706 of the Code and the regulations or rulings promulgated thereunder or for the proper administration of the Partnership.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 55 days following the end of each Quarter commencing with the Quarter ending on December 31, 2012, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Sections 17-607 and 17-804 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in accordance with their respective Percentage Interests as of such date. All distributions required to be made under this Agreement shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(b) Notwithstanding Section 6.3(a), if the Partnership is dissolved and liquidated, all Partnership assets shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest

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First Amended and Restated Agreement of Limited Partnership

as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions of Available Cash. Available Cash with respect to any Quarter shall be distributed to the Unitholders in accordance with their Percentage Interests.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.4, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.4 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group and the MLP Group; subject to Section 7.7(a), the lending of funds to other Persons (including other Group Members or MLP Group Members); the repayment or guarantee of obligations of any Group Member or MLP Group Member; and the making of capital contributions to any Group Member or MLP Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash and cash equivalents by the Partnership;

(vii) the selection, hiring and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”), agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

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First Amended and Restated Agreement of Limited Partnership

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, acquisition of an interest in, or contribution of property or making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other Person (including the acquisition of interests in, or contribution of property to, any Group Member or MLP Group Member from time to time), subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Instruments;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member or MLP Group Member through its directors, officers or employees or the Partnership’s ownership of all of the membership interests in the MLP General Partner;

(xv) the entry into agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership; and

(xvi) the approval and authorization of any action taken by the MLP General Partner to waive, reduce, limit or modify the incentive distribution rights in the MLP held by the MLP General Partner or any Affiliate of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Interests hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Unit Purchase Agreement, the MOU, the Contribution Agreement, the Working Capital Agreement, the Omnibus Agreement, the Tax Sharing Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in the case of each agreement other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership, the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty otherwise existing at law, in equity or otherwise.

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First Amended and Restated Agreement of Limited Partnership

Section 7.2 Replacement of Fiduciary Duties.

Notwithstanding any other provision of this Agreement, to the extent that any provision of this Agreement purports or is interpreted (a) to have the effect of replacing, restricting or eliminating the duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner or any other Indemnitee to the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, or (b) to constitute a waiver of such duties by the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement or a consent by any of the foregoing to any such replacement, restriction or elimination, such provision shall be deemed to have been approved by the Partnership, all the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement.

Section 7.3 Certificate of Limited Partnership.

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.4 Restrictions on the General Partner’s Authority.

Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership’s Subsidiaries), or approve on behalf of Partnership the sale, exchange or disposition of all or substantially all of the assets of the MLP Group, without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.5 Reimbursement of the General Partner.

(a) Except as provided in this Section 7.5 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.5 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.8.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Interests, options to purchase Partnership Interests or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner, any Group Member or any Affiliates in each case for the benefit of employees and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group or the MLP Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.5(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.5(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.6 Outside Activities.

(a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt or equity securities in any Group Member, or (C) the guarantee of, and mortgage, pledge, or encumbrance of any or all of its assets in connection with, any indebtedness of Anadarko, any of its successors or permitted assigns or any other Affiliate of the General Partner.

(b) Each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member or MLP Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member or MLP Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Group Member or any Partner. No Group Member, MLP Group Member, Limited Partner or other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, any MLP Group Member Agreement or the partnership relationship established hereby in any business ventures of any Indemnitee.

(c) Notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.6 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or

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First Amended and Restated Agreement of Limited Partnership

any other obligation of any type whatsoever of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Indemnitees shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise, to present business opportunities to any Group Member or any MLP Group Member. Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Indemnitee (including the General Partner). No Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to any Group Member or any MLP Group Member, and such Indemnitee (including the General Partner) shall not be liable to any Group Member, MLP Group Member, Limited Partner or other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership Group or the MLP Group; provided that such Indemnitee does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of any Group Member or any MLP Group Member to such Indemnitee.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.6(d) with respect to the General Partner shall not include any Group Member.

Section 7.7 Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to any Group Member or any MLP Group Member, and any Group Member or any MLP Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member or the MLP Group member, as applicable, for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party, or impose terms less favorable to the borrowing party than would be imposed on the borrowing party, by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.7(a) and Sections 7.7(b) and 7.7(c), (i) the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member and (ii) the term “MLP Group Member” shall include any Affiliate of an MLP Group Member that is controlled by the MLP Group Member.

(b) Any Group Member may lend or contribute to any other Group Member, and any Group Member may borrow from any other Group Member, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c) No borrowing by any Group Member or any MLP Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty hereunder or otherwise existing at law, in equity or otherwise, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all Partners.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

Section 7.8 Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.8, the Indemnitee acted in bad faith or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; and provided, further, that no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Unit Purchase Agreement, the MOU, the Contribution Agreement, the Working Capital Agreement, the Omnibus Agreement or the Tax Sharing Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.8 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.8(a) in appearing at, participating in or defending against any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.8, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.8.

(c) The indemnification provided by this Section 7.8 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.8, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by such Indemnitee of such Indemnitee’s duties to the Partnership also imposes duties on, or otherwise involves services by, such Indemnitee to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an

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First Amended and Restated Agreement of Limited Partnership

employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.8(a); and action taken or omitted by such Indemnitee with respect to any employee benefit plan in the performance of such Indemnitee’s duties for a purpose reasonably believed by such Indemnitee to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.8 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.8 are for the benefit of the Indemnitees and their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.8 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.8 as in effect immediately prior to such amendment, modification or repeal, with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Partners, or any other Person who has acquired a Partnership Interest or is otherwise bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal. In any case in which an Indemnitee is liable for damages, those damages shall only include direct damages and shall not include punitive damages, consequential damages or lost profits.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.9 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.9 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

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Section 7.10 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member, any MLP Group Member, or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is sought, then it shall be presumed that, in making its decision, the Special Committee acted in good faith, and if Special Approval is not sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise.

(b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner, and any other Person bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation,

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whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a partnership.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member or MLP Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(e) The Limited Partners hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.10.

Section 7.11 Other Matters Concerning the General Partner.

(a) The General Partner may rely upon, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.12 Purchase or Sale of Partnership Interests.

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Articles IV and X.

Section 7.13 Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.13, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may

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First Amended and Restated Agreement of Limited Partnership

later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.13(a) and Section 7.13(b); and provided, further, that if the Special Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership or the MLP, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.13(a) or Section 7.13(b) not to be utilized more than once in any twelve-month period. In connection with any registration pursuant to the first sentence of this Section 7.13(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction in which, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on the National Securities Exchange on which such securities are listed, or if not so listed, on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.13(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If any Holder holds Partnership Interests that it desires to sell and Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use its commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such shelf registration statement have been sold, a “shelf” registration statement covering the Partnership Interests specified by the Holder on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the Commission; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to Section 7.13(a) and this Section 7.13(b); and provided, further, that if the Special Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the shelf registration statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership or the MLP, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the

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First Amended and Restated Agreement of Limited Partnership

Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to suspend such offering or use for a period of not more than six months after receipt of the Holder’s request, such right pursuant to Section 7.13(a) or this Section 7.13(b) not to be utilized more than once in any twelve-month period. In connection with any shelf registration pursuant to this Section 7.13(b), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such shelf registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction in which, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such shelf registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such shelf registration on the National Securities Exchange on which such securities are listed, or if not so listed, on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.13(d), all costs and expenses of any such shelf registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all commercially reasonable efforts to include in such registration statement such number or amount of securities held by such Holder as such Holder shall request; provided that the Partnership is not required to make any effort or take any action to so include the securities of such Holder once the registration statement is declared effective by the Commission or otherwise becomes effective, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.13(c) shall be an underwritten offering, then, if the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.13(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(d) If underwriters are engaged in connection with any registration referred to in this Section 7.13, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.8, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers and directors, each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or contemplated claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.13(d) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or free writing prospectus or in any amendment or supplement

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First Amended and Restated Agreement of Limited Partnership

thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(e) The provisions of Section 7.13(a), Section 7.13(b) and Section 7.13(c) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has, during such two-year period, requested inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.13(d) shall continue in effect thereafter.

(f) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.13 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided that (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.13.

(g) Any request to register Partnership Interests pursuant to this Section 7.13 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all such action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.14 Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering

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First Amended and Restated Agreement of Limited Partnership

such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2 Fiscal Year.

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) As soon as practicable, but in no event later than 130 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or making accessible through the Partnership’s or the Commission’s website) to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 100 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or making accessible through the Partnership’s or the Commission’s website) to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information.

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or years that it is required by law

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to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable period shall be furnished to them within 100 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4 Withholding.

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code, including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or any other federal, state or local law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3(c) in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) Upon the issuance by the Partnership of Common Units to WGR and the Underwriters as described in Article V in connection with the Initial Offering, such parties shall automatically be admitted to the Partnership as Initial Limited Partners in respect of the Common Units issued to them.

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First Amended and Restated Agreement of Limited Partnership

(b) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation pursuant to Article XIV, and except as provided in Section 4.9, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that such Person has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is a Non-citizen Assignee shall be determined in accordance with Section 4.9.

(c) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1 hereof.

(d) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2 Admission of Successor General Partner.

A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

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First Amended and Restated Agreement of Limited Partnership

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi)(A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Central Time, on June 30, 2018, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

time after 12:00 midnight, Central Time, on June 30, 2018, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member, and is hereby authorized to, and shall, continue the business of the Partnership, and, to the extent applicable, the other Group Members, without dissolution. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with and subject to Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section  10.2.

Section 11.2 Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 80% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Units (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member, and is hereby authorized to, and shall, continue the business of the Partnership, and, to the extent applicable, the other Group Members, without dissolution. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

Group Members (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, if the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.5, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

Section 11.4 [Intentionally Omitted]

Section 11.5 Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution.

The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 10.2, 11.1, 11.2 or 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to this Agreement;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution.

Upon an Event of Withdrawal caused by (a) the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

Section 12.3 Liquidator.

Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by a Unit Majority. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of a Unit Majority. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of a Unit Majority. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.4) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation.

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

Section 12.5 Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration.

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) the admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, as set forth in an Opinion of Counsel, to prevent the Partnership, the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests and Derivative Instruments pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Sections 2.4 or 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures.

Except as provided in Section 13.1 and Section 13.3, all amendments to this Agreement shall be made in accordance with the requirements contained in this Section 13.2. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that to the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement, and, in declining to propose or approve an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any MLP Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and,

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

except as otherwise provided by Section 13.1 or 13.3, the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment, in each case in accordance with the other provisions of this Article XIII. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement (other than Section 11.2 or Section 13.4) that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) or requires a vote or approval of Partners (or a subset of Partners) holding a specified Percentage Interest required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing or increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced or increased, as applicable, or the affirmative vote of Partners whose aggregate Percentage Interests constitute not less than the voting requirement sought to be reduced or increased, as applicable.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings.

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) if approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7 Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes.

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if they had occurred at a meeting duly held after regular call and notice, if a quorum is present

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting.

The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required; provided, however, that if, as a matter of law or by amendment to this Agreement, approval by plurality vote of Partners (or any class thereof) is required to approve any action, no minimum quorum shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) and represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10 Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding

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First Amended and Restated Agreement of Limited Partnership

Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot, if any, submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) are otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite percentage of Units acting by written consent without a meeting.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1 Authority.

The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

Section 14.2 Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, and, in declining to consent to a merger, consolidation or conversion, shall not be required to act pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of, their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity or another entity, or for the cancellation of such equity securities;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership; and

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such articles of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion and the merger, consolidation or conversion contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for the approval of the Merger Agreement the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section  14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the certificate of merger:

(i) all of the (A) rights, privileges and powers of each of the business entities that has merged or consolidated, (B) property, real, personal and mixed, of those business entities, (C) debts due to any of those business entities and (D) other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and shall not in any way be impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the certificate of conversion, for all purposes of the laws of the State of Delaware:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall remain vested in the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and are enforceable against the converted entity by such creditors and obligees to the same extent as if the liabilities and obligations had originally been incurred or contracted by the converted entity;

(v) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership, or other rights or securities in the converted entity or cash as provided in the plan of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 95% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by such system as is then in use, or, if on any such day

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests, or other evidence of the issuance of uncertificated Units, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate, or other evidence of the issuance of uncertificated Units, shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article III, Article IV, Article V, Article VI, and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, or other evidence of the issuance of uncertificated Units, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner its Affiliate, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article III, Article IV, Article V, Article VI and Article XII).

(c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest, or other evidence of the issuance of uncertificated Units, to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon the sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of the giving or making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing”, “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

Section 16.5 Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries.

Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

Section 16.8 Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) without execution hereto.

Section 16.9 Applicable Law; Forum; Venue and Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

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First Amended and Restated Agreement of Limited Partnership

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided that nothing in clause  (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.10 Invalidity of Provisions.

If any provision or part of a provision of this Agreement is or becomes, for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile Signatures.

The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

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Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

Western Gas Equity Holdings, LLC

By:
Name:
Title:

AMENDING LIMITED PARTNER:

Western Gas Resources, Inc.

By:
Name:
Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership (i) pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner or (ii) without execution hereof pursuant to Section 10.1(a) hereof.

Western Gas Resources, Inc.

By:
Name:
Title:

Signature Page - First Amended and Restated Agreement

of Limited Partnership of Western Gas Equity Partners, LP

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

Western Gas Equity Partners, LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Western Gas Equity Partners, LP

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Western Gas Equity Partners, LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Western Gas Equity Partners, LP, a Delaware limited partnership (the “Partnership”), hereby certifies that                      (the “Holder”) is the registered owner of              Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF WESTERN GAS EQUITY PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF WESTERN GAS EQUITY PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE WESTERN GAS EQUITY PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). WESTERN GAS EQUITY HOLDINGS, LLC, THE GENERAL PARTNER OF WESTERN GAS EQUITY PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT DETERMINES, WITH THE ADVICE OF COUNSEL, THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF WESTERN GAS EQUITY PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

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This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	Western Gas Equity Partners, LP

Countersigned and Registered by:	By:	Western Gas Equity Holdings, LLC

Computershare Trust Company, N.A.,	By:
As Transfer Agent and Registrar	Name:

By:
Secretary

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM - as tenants in common TEN ENT - as tenants by the entireties JT TEN - as joint tenants with right of survivorship and not as tenants in common	UNIF GIFT/TRANSFERS MIN ACT Custodian (Cust) (Minor) Under Uniform Gifts/Transfers to CD Minors Act (State)
Additional abbreviations, though not in the above list, may also be used.

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ASSIGNMENT OF COMMON UNITS OF

WESTERN GAS EQUITY PARTNERS, LP

FOR VALUE RECEIVED,              hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of Western Gas Partners, LP.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15	(Signature) (Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

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Appendix B

GLOSSARY OF TERMS

backhaul: Refers to pipeline transportation service in which the nominated gas flow from receipt point to delivery point is in the opposite direction as the pipeline’s physical gas flow.

Bbls: Barrels.

Bbls/d: Barrels per day.

Bcf/d: One billion cubic feet per day.

condensate: A natural gas liquid with a low vapor pressure, mainly composed of propane, butane, pentane and heavier hydrocarbon fractions.

dry gas: A gas primarily composed of methane and ethane where heavy hydrocarbons and water either do not exist or have been removed through processing.

end-use markets: The ultimate users/consumers of transported energy products.

forward-haul: Refers to pipeline transportation service in which the nominated gas flow from receipt point to delivery point is in the same direction as the pipeline’s physical gas flow.

MBbls: one thousand barrels.

MBbls/d: one thousand barrels per day.

MMBtu: One million British Thermal Units.

MMBtu/d: One million British Thermal Units per day.

MMcf: One million cubic feet of natural gas.

MMcf/d: One million cubic feet of natural gas per day.

NGLs: Natural gas liquids. The combination of ethane, propane, butane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

play: A proven geological formation that contains commercial amounts of petroleum and/or natural gas.

receipt point: The point where production is received by or into a gathering system or transportation pipeline.

residue: The natural gas remaining after being processed or treated.

sour gas: Gas containing more than four parts per million of hydrogen sulfide.

tailgate: Refers to the point at which processed natural gas and/or natural gas liquids leave a processing facility for end-use markets.

wellhead: The equipment at the surface of a well used to control the well’s pressure; the point at which the hydrocarbons and water exit the ground.

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Western Gas Equity Partners, LP

17,181,000 Common Units

Representing Limited Partner Interests

Prospectus

December 6, 2012

Barclays

Citigroup

Deutsche Bank Securities

Morgan Stanley

RBC Capital Markets

UBS Investment Bank

Goldman, Sachs & Co.

Wells Fargo Securities

Global Hunter Securities

Ladenburg Thalmann & Co. Inc.

Tudor, Pickering, Holt & Co.

BMO Capital Markets

Janney Montgomery Scott

You should rely only on the information contained in this prospectus or any free writing prospectus Western Gas Equity Partners, LP may authorize to be delivered to you. Until December 31, 2012 (25 days after the date of this prospectus, federal securities laws may require all dealers that effect transactions in the common units, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.